Filed pursuant to Rule 424(b)(3)
Registration Nos. 333-126660
333-126660-01
333-126660-02
333-126660-03
333-126660-04

PROSPECTUS

$600,000,000

8 3/4% SENIOR SUBORDINATED NOTES DUE 2015

of

Warner Chilcott Corporation

The Company:

•	We are a specialty pharmaceutical company focused on developing, manufacturing, marketing and selling branded prescription pharmaceutical products in two core therapeutic categories: women’s healthcare and dermatology. We market our products predominantly in the United States.

The notes:

•	Maturity: February 1, 2015.

•	Interest Payment: Cash interest on the notes will accrue and be payable semiannually in arrears on February 1 and August 1, commencing on August 1, 2006, at a rate of 8 3/4% per annum.

•	Optional Redemption: We may redeem some or all of the notes at any time prior to February 1, 2010 at a redemption price equal to the make-whole amount set forth in this prospectus. We may also redeem some or all of the notes at any time on or after February 1, 2010 at the redemption prices set forth in this prospectus. In addition, we may redeem up to 35% of the aggregate principal amount of the notes using net proceeds from certain equity offerings completed on or prior to February 1, 2008. There is no sinking fund for the notes.

•	Ranking: The registered 2015 notes will rank junior to all our existing and future senior indebtedness, including indebtedness under our senior credit facility.

Consider carefully the “Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus will be used by Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. in connection with offers and sales related to market making transactions in the Notes. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale.

Credit Suisse	JPMorgan

The date of this prospectus is April 24, 2006

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained through reports of IMS Health Incorporated (“IMS”). While we believe that the reports of IMS are reliable and appropriate, we have not independently verified such data.

TRADEMARKS

We have proprietary rights to a number of trademarks used in this prospectus which are important to our business, including Doryx®, Duricef®, Estrace®, Estrostep®, femhrt®, Femring®, Femtrace®, Loestrin®, Moisturel®, Ovcon®, Sarafem® and Warner Chilcott®. Dovonex®, Taclonex®, Dovobet® and Daivobet® are registered trademarks of LEO Pharma A/S (“LEO Pharma”). We have omitted the “®” trademark designation for such trademarks in this prospectus. Nevertheless, all rights to such trademarks named in this prospectus are reserved.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that is important to you. You should read this entire prospectus carefully, including “Risk Factors,” the consolidated financial statements and the related notes thereto, before making an investment decision. Unless otherwise noted or the context otherwise requires, references in this prospectus to “Warner Chilcott,” “the Company,” “our company,” “we,” “us” or “our” for periods after January 5, 2005 refer to Warner Chilcott Holdings Company III, Limited, its parent companies and their direct and indirect subsidiaries (the “Successor”), following the consummation of the acquisition of Warner Chilcott PLC by Warner Chilcott Acquisition Limited on January 5, 2005 (the “Acquisition Date”) and the other transactions described in this summary under “The Transactions” and for periods prior to the Acquisition Date refer to the historical operations of Warner Chilcott PLC, the public company that was acquired in connection with the Transactions, together with its subsidiaries (the “Predecessor”). The Predecessor operated and reported using a fiscal year ending on September 30. After the acquisition of the Predecessor, we changed our fiscal year to a calendar year. Therefore, all references in this prospectus to “fiscal year 2002,” “fiscal year 2003” or “fiscal year 2004” are to the twelve months ended September 30 of the year referenced and all references in this prospectus to “fiscal year 2005” are to the twelve months ending December 31, 2005.

Our Business

We are a specialty pharmaceutical company focused on developing, manufacturing, marketing and selling branded prescription pharmaceutical products in two core therapeutic categories: women’s healthcare and dermatology. We market our products predominantly in the United States. We have established strong franchises in our core therapeutic categories through our precision marketing techniques and approximately 400 representatives comprising our specialty sales forces.

We have a portfolio of established branded products serving the hormonal contraceptive market (Ovcon and Estrostep), the hormone therapy, or HT, market (femhrt, Estrace Cream, Estrace Tablets and Femring), the premenstrual dysphoric disorder, or PMDD, market (Sarafem), the oral antibiotic market for acne, through Doryx, the leading branded oral antibiotic prescribed by dermatologists for the treatment of acne, and the psoriasis market, through Dovonex, a leading product for the treatment of psoriasis. We also recently launched Taclonex, a combination psoriasis treatment that combines calcipotriene, the active ingredient in Dovonex, with the corticosteroid betamethasone diproprionate, in a single topical treatment.

The U.S. pharmaceutical market generated sales of approximately $260 billion in 2005 and has grown at a compound annual growth rate of 7.46% since 2001, according to IMS. Large pharmaceutical companies have been consolidating and are increasingly focusing their research and development and sales and marketing capabilities on developing and marketing “blockbuster” drugs. This market dynamic creates opportunities for specialty pharmaceutical companies like us to profitably market niche products.

We believe that our focused promotion in the therapeutic categories of women’s healthcare and dermatology positions us well to grow revenues of our products in these areas. We employ precision marketing strategies to identify and target physicians with the highest potential to prescribe our products. Actual prescription data is analyzed to efficiently deploy our sales forces and develop strategies and tactics to maximize the market share and sales growth of our products. By engaging in research and development, or R&D, focused primarily on proprietary product improvements, new and enhanced dosage forms and new products delivering compounds which have been previously shown to be safe and effective, we are able to make modest investments in relatively low-risk projects that extend product life cycles and create new brands.

Principal Products and Markets

We offer a diversified, well-balanced portfolio of branded products. We compete primarily in five product categories, three of which relate to women’s healthcare, and two of which relate to dermatology. We also have an active pipeline of products in development, including line extensions and new products in our key therapeutic categories.

The following chart presents our core therapeutic categories and the branded products we actively market, with revenues generated by such products for fiscal year 2005:

†	We did not own Dovonex in fiscal year 2005. We received $21 million in co-promotion fees under an agreement with Bristol-Myers Squibb Company (“Bristol-Myers”). In January 2006, we acquired the exclusive U.S. sales and marketing rights to Dovonex and terminated our co-promotion agreement with Bristol-Myers.

Our principal products include:

Product	Indication	Active Ingredient(s)	Expiration of Patent(1)
Oral Contraceptives
Estrostep	Prevention of pregnancy and treatment of moderate acne in women who desire oral contraception	Norethindrone acetate and ethinyl estradiol	April 2008(2)
Loestrin 24 Fe	Prevention of pregnancy	Norethindrone acetate and ethinyl estradiol	July 2014
Ovcon 35 and Ovcon 50	Prevention of pregnancy	Norethindrone and ethinyl estradiol	Patent expired

Hormone Therapy
femhrt	Oral treatment of moderate to severe vasomotor symptoms and urogenital symptoms associated with menopause	Norethindrone acetate and ethinyl estradiol	May 2010(2)
Femtrace	Oral treatment of moderate to severe vasomotor symptoms associated with menopause	Estradiol acetate	December 2021
Estrace Cream	Vaginal cream for treatment of vaginal and vulval atrophy	17 (beta) estradiol	Patent expired

Premenstrual Dysphoric Disorder (PMDD)
Sarafem	Treatment of premenstrual dysphoric disorder, a severe form of premenstrual syndrome	Fluoxetine hydrochloride	May 2008

Dermatology
Doryx	Oral adjunctive therapy for severe acne	Doxycycline hyclate	December 2022
Dovonex(3)	Topical treatment of psoriasis	Calcipotriene	Ointment-December 2007 Cream and topical solution-June 2015
Taclonex(4)	Topical treatment of psoriasis	Calcipotriene and betamethasone dipropionate	October 2021

(1)	See “Risks Factors—Risks Relating to Our Business—If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected.”
(2)	Pursuant to an agreement to settle patent litigation against Barr Laboratories, Inc. (“Barr’”), we granted Barr a non-exclusive license to launch generic versions of the product six months prior to expiration of our patents.
(3)	Prior to January 1, 2006, we co-promoted Dovonex under an agreement with Bristol-Myers.
(4)	Taclonex was previously referred to as “Dovobet.” The name was changed during the review of the Food and Drug Administration (“FDA”) of the New Drug Application (“NDA”) for the product.

Our Competitive Strengths

We believe that we possess the following competitive strengths:

•	Experienced management team. We have an experienced management team with extensive pharmaceutical industry expertise and a track record of identifying, developing and promoting specialty pharmaceutical products.

•	Significant sales and marketing expertise. Through precision marketing techniques, our approximately 400 sales representatives target specialist physicians with the highest potential to prescribe our products.

•	Substantial development pipeline. Our development effort is focused on expanding our product portfolio by capitalizing on our core knowledge of women’s healthcare and dermatological products. Recently, we received approval from the FDA for six of our products, Femring, Ovcon 35 Chewable, Femtrace, delayed-release Doryx tablets, femhrt 0.5/2.5 mcg. tablets (“low dose femhrt”) and Loestrin 24 Fe.

•	Well-positioned in attractive markets. We believe that our core therapeutic categories feature attractive long-term growth characteristics and that our products are well-positioned to capitalize on those growth trends.

•	Branded diversified product offering. We have an established portfolio of branded pharmaceutical products in the areas of women’s healthcare and dermatology.

•	Strong free cashflow generation. Our business generates strong free cash flow, as it benefits from modest capital expenditures, a low tax rate and minimal working capital requirements.

•	Principal shareholders with proven healthcare sector expertise. Our principal shareholders are investment funds affiliated with Bain Capital Partners LLC, DLJ Merchant Banking III, Inc., J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P., each of which invests across a broad range of industries and has significant experience in the healthcare sector.

Our Strategy

We intend to continue to develop our specialty pharmaceutical products business by focusing on niche markets, driving organic growth through precision marketing, developing and marketing proprietary product improvements, new and enhanced dosage forms and new products and selectively acquiring complementary products that enhance our existing product portfolio. For a more detailed discussion of our strategy, see “Business—Strategy.”

Risk Factors

For a discussion of risks associated with our business, including risks related to our strategy, and risks related to an investment in the notes and participation in the exchange offer, see “Risk Factors” beginning on page 10 of this prospectus.

The Transactions

On October 27, 2004, Warner Chilcott Acquisition Limited (formerly Waren Acquisition Limited) and Warner Chilcott PLC reached an agreement on the terms of a recommended acquisition of the entire issued and to-be-issued share capital of Warner Chilcott PLC. The acquisition was implemented on January 5, 2005 by way of a scheme of arrangement under Article 418 of The Companies (Northern Ireland) Order 1986, or the Scheme. Warner Chilcott Acquisition Limited was a new company indirectly controlled by funds managed or advised by

Bain Capital Partners LLC, DLJ Merchant Banking III, Inc., J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P. (we sometimes refer to these funds in this prospectus collectively as the “Sponsors”) and was established to implement the acquisition.

Under the terms of the Scheme and in accordance with the City Code on Takeovers and Mergers, Warner Chilcott PLC’s shareholders received 862 pence sterling (USD $16.17) in cash per ordinary share, valuing the aggregate entire share capital at $3,014 million, at the settlement date exchange rate of 1.88 USD/GBP. Warner Chilcott PLC’s board of directors (other than Roger Boissonneault, the chief executive officer who, in view of the nature of the acquisition, did not participate in the board’s deliberations) determined that the terms of the acquisition were fair and reasonable and unanimously recommended that Warner Chilcott PLC’s shareholders vote in favor of the Scheme. On December 10, 2004, the requisite majority of Warner Chilcott PLC’s shareholders voted to approve the Scheme. The Scheme was filed with the High Court of Justice in Northern Ireland, Chancery Division on December 10, 2004, was sanctioned by the Court on December 20, 2004, and became effective on January 5, 2005, whereupon the Sponsors, through Warner Chilcott Acquisition Limited, became the beneficial owners of 100% of Warner Chilcott PLC.

On January 18, 2005, we completed the funding of the Scheme. The source of the funding consisted of cash on hand, $1,420.0 million from a senior credit facility, $600.0 million from the offering of the old notes and an equity investment of approximately $1,283 million by the Sponsors, certain of their limited partners and certain members of our management.

In this prospectus we refer to our acquisition of Warner Chilcott PLC as the “Acquisition” and the Acquisition together with the related financings described herein as the “Transactions.”

The following chart reflects our corporate structure following the Transactions and the completion of a series of internal restructuring transactions after the completion of the Acquisition. Guarantor references designate guarantors of the notes. Not all guarantors of our senior credit facility are shown:

†	The investment by the Sponsors, certain of their limited partners and certain members of our management was in equity interests in each of Warner Chilcott Holdings Company, Limited and Warner Chilcott Holdings Company II, Limited.

The issuer of the notes is Warner Chilcott Corporation. At the time of the funding of the Transactions, Warner Chilcott Holdings Company III, Limited (which we refer to in this prospectus as “Holdings”) was capitalized with approximately $1,283 million of equity that was contributed to it, indirectly, by the Sponsors, certain of their limited partners and certain members of our management. Of that amount, $400.0 million was further contributed to the issuer of the notes. Following the completion of a series of internal restructuring transactions, Warner Chilcott Corporation became the direct 100% shareholder of Warner Chilcott (US), Inc. (our U.S. operating subsidiary which was previously a wholly-owned indirect subsidiary of Warner Chilcott PLC). The notes are guaranteed by Holdings, Warner Chilcott Intermediate (Luxembourg) S.à r.l., Warner Chilcott Company, Inc. and Warner Chilcott (US), Inc.

Warner Chilcott Corporation, Warner Chilcott Company, Inc. and Warner Chilcott Holdings Company III, Limited are each borrowers and cross-guarantors under our senior credit facility, and each other U.S. subsidiary and each foreign subsidiary of Warner Chilcott Holdings Company III, Limited is a guarantor under that facility. See “Description of Other Indebtedness—Senior Credit Facility.”

Our Sponsors

Bain Capital

Bain Capital, LLC is a global private investment firm that manages several pools of capital including private equity, venture capital, public equity and leveraged debt assets with more than $38 billion in assets under management. Since its inception in 1984, Bain Capital has made private equity investments and add-on acquisitions in over 230 companies in a variety of industries around the world, and has a team of almost 200 professionals dedicated to investing in and supporting its portfolio companies. Bain Capital has a long history of investments in healthcare businesses, including such companies as Wesley-Jessen, Stericycle, Physio-Control, M/C Communications, Accellent, and CRC Health Group. Headquartered in Boston, Bain Capital has offices in New York, London, Munich, Hong Kong, Shanghai and Tokyo.

DLJ Merchant Banking

DLJ Merchant Banking is a leading private equity investor that has a 20-year record of investing in leveraged buyouts and related transactions across a broad range of industries. Since 1985, DLJ Merchant Banking has invested almost $9.8 billion in 154 portfolio companies. DLJ Merchant Banking has made its investment in our company through DLJ Merchant Banking Partners III, its $5.3 billion private equity fund. DLJ Merchant Banking is part of the Alternative Investments platform of Credit Suisse’s asset management business.

JPMorgan Partners

J.P. Morgan Partners, LLC (“JPMP”) is a leading private equity firm with approximately $10 billion in capital under management as of December 31, 2005. Since its inception in 1984, JPMP has invested over $15 billion worldwide in consumer, media, energy, industrial, financial services, healthcare, hardware and software companies. JPMP has more than 75 investment professionals in five principal offices throughout the world. JPMP is a private equity division of JPMorgan Chase & Co., one of the largest financial institutions in the United States.

Thomas H. Lee Partners

Thomas H. Lee Partners is a leading private equity firm based in Boston that manages several private equity funds, with aggregate capital commitments of approximately $12 billion. Thomas H. Lee Partners has invested in more than 100 businesses and is currently investing for Thomas H. Lee Equity Fund V, L.P., an equity fund with over $6.1 billion in committed capital. Founded in 1974, Thomas H. Lee Partners is focused on identifying and acquiring substantial ownership stakes in mid- to large- capitalization growth companies. Thomas H. Lee Partners invests in companies with leading market positions, proven and experienced management teams, recognized brand names and well-defined business plans, which include opportunities for growth and expansion in their core and related businesses.

Our Executive Offices

The address of our executive offices is 100 Enterprise Drive, Rockaway, New Jersey 07866 and our telephone number is (973) 442-3200.

Summary Historical Consolidated Financial Data

The following table sets forth our summary historical consolidated financial data. Except for the data relating to the year ended December 31, 2005, all data below reflects the consolidated financial data of the Predecessor. The summary historical consolidated financial data as of December 31, 2004 and for the years ended September 30, 2003 and September 30, 2004 presented in this table have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary historical balance sheet data as of September 30, 2002, September 30, 2003 and September 30, 2004 and for the fiscal year ended September 30, 2002 presented in this table are derived from our consolidated financial statements and related notes which are not included in this prospectus. Summary historical consolidated financial data for the quarter ended December 31, 2004 has been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. Summary historical consolidated financial data as of December 31, 2005 and for the year ended December 31, 2005 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus.

The year ended December 31, 2005 is our first fiscal year following the Acquisition. The financial statements relating to this period treat the Acquisition as if the closing took place on January 1, 2005 and the operating results for the period January 1 through January 4, 2005 were ours. The period included only two business days and the impact on the results of operations during the period was not material. Our fiscal year ends December 31 versus the Predecessor’s year-end of September 30.

The summary historical data included below and elsewhere in this prospectus are not necessarily indicative of future performance. This information is only a summary and should be read in conjunction with “Capitalization,” “Unaudited Pro Forma Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Fiscal Year Ended September 30,			Transition Period Quarter Ended December 31,	Year Ended December 31,
	Predecessor			Predecessor	Successor
	2002	2003	2004	2004	2005
				(Restated)
			(dollars in thousands)
Statement of Operations Data:
Total revenue(1)(2)	$172,231	$365,164	$490,248	$136,893	$515,253
Costs and expenses:
Cost of sales(a)(7)	19,366	42,042	53,488	34,529	95,224
Selling, general and administrative(7)	47,174	124,786	146,205	41,463	162,670
Impairment of intangible assets	—	—	—	—	38,876
Research and development	16,000	24,874	26,558	4,608	58,636
Amortization of intangible assets(7)	18,252	38,106	52,374	21,636	233,473
Acquired in-process research and development(7)	—	—	—	—	280,700
Transaction costs(7)	—	—	—	50,973	35,975
Net interest expense(7)	18,916	7,686	9,256	1,214	147,934

Income (loss) before taxes	52,523	127,670	202,367	(17,530)	(538,235)
Provision (benefit) for income taxes	18,858	41,380	59,390	11,558 (b)	(13,122)

Income (loss) from continuing operations	33,665	86,290	142,977	(29,088)	(525,113)

Discontinued operations, net of tax(3)	111,511	9,865	8,711	—	—

Net income (loss)	$145,176	$96,155	$151,688	$(29,088)	$(525,113)

Balance Sheet Data (at period end):
Cash and cash equivalents	$315,571	$88,571	$186,251	$229,565	$11,502
Total assets(4)(5)(7)	1,072,231	1,456,419	1,419,295	1,454,243	3,018,215
Total long-term debt(5)(6)(7)	49,158	341,078	191,701	192,199	1,989,500
Shareholder’s equity(4)(7)	$909,007	$997,125	$1,126,640	$1,104,087	$768,435
Other Data:
Capital expenditures	(17,301)	(6,164)	(10,079)	(650)	(8,339)
Cash flows provided by (used in):
Operating activities(7)	$71,539	$165,166	$174,957	$47,690	$(22,416)
Investing activities(5)(7)	160,464	(670,677)	103,489	(7,850)	(2,959,646)
Financing activities(5)(7)	(267,300)	282,154	(182,594)	2,603	2,993,564

(a)	Excludes amortization of intangible assets.
(b)	Restated. See Note 2 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus for description.

(1)	The increase in product revenues from fiscal year 2002 to fiscal year 2003 and from fiscal year 2003 to fiscal year 2004 was in part attributable to product acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Additional Factors Affecting Comparability of Results—Acquisitions.”
(2)	We sold the U.S. and Canadian rights to our then-marketed Loestrin products to Duramed Pharmaceuticals Inc. (“Duramed”), a subsidiary of Barr, in March 2004. Following this sale, we continued to earn revenue from supplying Loestrin to Duramed under a supply agreement. Our total revenue for fiscal years 2004 and 2003, excluding revenue attributable to Loestrin product sales, were $464.0 million and $326.6 million, respectively.
(3)	Discontinued operations represented our pharmaceutical services business, which were Interactive Clinical Technologies, Inc. (sold in August 2002), our Clinical Trial Services business (sold in May 2002) and our Chemical Synthesis Services business (sold in December 2001). In addition, in December 2003, we sold our Pharmaceutical Development and Manufacturing Services business, in April 2004 we sold our U.K. Pharmaceutical Sales and Marketing business and in May 2004, we sold our U.K.-based sterile solutions business. We received $343.0 million of proceeds net of costs for the sale of these businesses. The high level of discontinued operations in 2002 is due to the gain on disposal of our above-mentioned pharmaceutical services business of $101.1 million net of taxes of $3.9 million. No business was divested in fiscal year 2003. The discontinued operations for fiscal year 2004 included a gain on disposal of $5.4 million net of a tax charge of $11.8 million on the sale of our Pharmaceutical Development and Manufacturing Services business, our U.K. Pharmaceutical Sales and Marketing business and our U.K.-based sterile solutions business.
(4)	Reflects the issuance of 26.5 million ordinary shares (6.6 million ADS equivalents) in relation to our July 2001 equity offering raising proceeds of approximately $268.0 million net of fees. In 2002, we repurchased 2 million ordinary shares (0.5 million ADS equivalents). In 2004, we repurchased 2.8 million ordinary shares (0.7 million ADS equivalents).
(5)	Reflects the acquisition of products for approximately $650.0 million in 2003, financed with cash on hand and $350.0 million in long-term debt.
(6)	Reflects the repayment of a total of $249.3 million in long-term debt in 2002.
(7)	Completing the Acquisition affected our financial condition, results of operations and cash flows in the following ways:
a.	In the quarter ended December 31, 2004 we incurred $51.0 million of transaction costs and $3.7 million of incremental selling, general and administrative costs directly related to the closing of the Acquisition; and
b.	During the quarter ended March 31, 2005 we completed the Acquisition for total consideration of $3,152.1 million, which was funded by approximately $1,283 million of equity contributions, $1,420.0 million of senior secured debt, $600.0 million of 8 3/4% Senior Subordinated Notes and cash on hand. We recorded adjustments to the fair value of our assets and liabilities as of the date of the Acquisition. In the year ended December 31, 2005 the following items were included in our operating results:
•	a charge of $22.4 million in cost of sales representing the write-off of the purchase price allocated to the fair value of our opening inventory,
•	$7.8 million of incremental selling, general and administrative costs directly related to the closing of the Acquisition,
•	a $4.9 million charge in selling, general and administrative expenses for the management fee to the Sponsors,
•	increased amortization expense resulting from the write-up of our identified intangible assets,
•	a $280.7 million write-off of acquired in-process research and development,
•	$36.0 million of transaction costs, and
•	increased interest expense from the indebtedness we incurred to complete the Acquisition.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before making an investment decision. Additional risks and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such cases, you may lose all or part of your original investment in the notes.

Risks Related to the Notes

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness, including the notes.

We have a significant amount of indebtedness. As of December 31, 2005, we had total indebtedness of $1,989.5 million and we borrowed an additional $240.0 million under our delayed-draw term loan facility during the first two months of 2006 in order to purchase the rights to Dovonex and Taclonex.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial indebtedness, combined with our lease and other financial obligations and contractual commitments could have other important consequences to you as a holder of the notes. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness, including the notes, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under the indenture governing the notes and the agreements governing such other indebtedness;

•	make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes.

Any of the above listed factors could materially adversely affect our business, financial condition and results of operations. Furthermore, our interest expense could increase if interest rates increase because debt under our senior credit facility bears interest at our option at either adjusted LIBOR plus an applicable margin or the alternate base rate plus an applicable margin. See “Description of Other Indebtedness—Senior Credit Facility.” If we do not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

In addition, the senior credit facility and the indenture governing the notes contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the indenture governing the notes and the senior credit facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Our senior credit facility and the indenture governing the notes permit the incurrence of additional borrowings of up to $150.0 million under our revolving credit facility, subject, in the case of our senior credit facility, to compliance with the covenants and conditions to borrowings under our senior credit facility. All of those borrowings would rank senior to the notes and the guarantees thereof. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they face would be increased. In addition, the indenture does not prevent us from incurring obligations that do not constitute indebtedness. Any additional borrowings could be senior to the notes and the related guarantees. If we incur additional debt above the levels that were in effect at the time of the closing of the Transactions, the risks associated with our substantial leverage will increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

Our ability to pay interest on and principal of the notes and to satisfy our other debt obligations principally will depend upon our future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. For the fiscal year ended December 31, 2005, our earnings were insufficient to cover our fixed charges by approximately $538.2 million.

If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, including payments on the notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments, including the senior credit facility, and the indenture governing the notes offered hereby, may restrict us from adopting some of these alternatives. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations at all or on commercially reasonable terms, would have an adverse effect, which could be material, on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations in respect of the notes.

Repayment of our debt, including the notes, is dependent on cash flow generated by our subsidiaries.

All of Holdings, Luxco and Warner Chilcott Corporation are holding companies, and since immediately following the Transactions, all of their operating assets have been owned by their subsidiaries. Repayment of our indebtedness, including the notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the notes, our subsidiaries do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. Our subsidiaries may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the notes limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

Since each of Holdings and Luxco is a holding company with no significant operations, the guarantees by Holdings and Luxco provide little, if any, additional credit support for the notes and investors should not rely on these guarantees in evaluating an investment in the notes.

Only certain of the subsidiaries of Holdings guarantee the notes, and the assets of the non-guarantor subsidiaries may not be available to make payments on the notes.

Certain foreign subsidiaries of Holdings, other than Luxco and Warner Chilcott Company, Inc., do not guarantee the notes. As of December 31, 2005, the non-guarantor subsidiaries accounted for approximately $357.6 million, or 11.8%, of our total assets and a nominal amount of revenues (after intercompany eliminations). Certain of these non-guarantor subsidiaries are guarantors of the borrowers’ obligations under our new senior credit facility. In addition, the indenture permits these subsidiaries to incur additional amounts of indebtedness in the future. In the event that any non-guarantor subsidiary becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its indebtedness and its trade creditors generally will be entitled to payment on their claims from the assets of that subsidiary before any of those assets are made available to us. Consequently, your claims in respect of the notes will be effectively subordinated to all of the liabilities of the non-guarantor subsidiaries, including their obligations under or in respect of our senior credit facility, trade payables, and the claims, if any, of third party holders of preferred equity interests in the non-guarantor subsidiaries.

The terms of our senior credit facility and the indenture governing the notes restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

Our senior credit facility and the indenture governing the notes contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on Warner Chilcott Corporation, Holdings and the other restricted subsidiaries of Holdings, including restrictions on our ability to engage in acts that may be in our best long-term interests. Our senior credit facility includes financial covenants, including requirements that we:

•	maintain minimum interest coverage ratios; and

•	not exceed maximum total leverage ratios.

Our senior credit facility limits the ability of Warner Chilcott Corporation, Holdings and their restricted subsidiaries to make capital expenditures and requires that they use a portion of excess cash flow and proceeds of certain asset sales that are not reinvested in their business and other dispositions to repay indebtedness under the senior credit facility.

Our senior credit facility also includes covenants restricting, among other things, the ability of Warner Chilcott Corporation, Holdings and its restricted subsidiaries to:

•	incur liens;

•	incur or assume additional debt or guarantees or issue preferred stock;

•	pay dividends, or make redemptions and repurchases, with respect to capital stock;

•	prepay, or make redemptions and repurchases of, subordinated debt;

•	make loans and investments;

•	make capital expenditures;

•	engage in mergers, acquisitions, asset sales, sale/leaseback transactions and transactions with affiliates;

•	change the business conducted by us or our subsidiaries; and

•	amend the terms of subordinated debt.

The indenture relating to the notes also contains numerous covenants including, among other things, restrictions on Warner Chilcott Corporation’s, Holdings’ and the restricted subsidiaries of Holdings’ ability to:

•	incur or guarantee additional indebtedness or issue disqualified or preferred stock;

•	create liens;

•	pay dividends or make other equity distributions;

•	repurchase or redeem capital stock;

•	make investments or other restricted payments;

•	sell assets or consolidate or merge with or into other companies;

•	create limitations on the ability of our restricted subsidiaries to make dividends or distributions to us; and

•	engage in transactions with affiliates.

The operating and financial restrictions and covenants in these debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in the senior credit facility would result in a default under the senior credit facility. If any such default occurs, the lenders under the senior credit facility may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, or enforce their security interest, any of which would result in an event of default under the notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings.

Your right to receive payment on the notes and the guarantees are junior to the rights of the lenders under our senior credit facility and to all of our and the guarantors’ other senior indebtedness, including any of our or the guarantors’ future senior debt.

The notes and the guarantees rank in right of payment behind all of our and the guarantors’ existing senior indebtedness, including borrowings under our senior credit facility, and rank in right of payment behind all of our and the guarantors’ future borrowings, except any future indebtedness that expressly provides that it ranks equally or is junior in right of payment to the notes and the guarantees. See “Description of the Notes—Ranking.” As of December 31, 2005, the notes and the guarantees were contractually subordinated to approximately $1,389.5 million of senior debt. Additionally, the notes and the guarantees are contractually subordinated to $240.0 million which we borrowed under our delayed-draw term loan facility during the first two months of 2006 in order to purchase the rights to Dovonex and Taclonex. In addition, our senior credit facility and the indenture governing the notes permit us to incur up to $150.0 million in additional borrowings under our revolving credit facility (of which $0 was outstanding as of December 31, 2005), subject, in the case of our senior credit facility, to compliance with the covenants and conditions to borrowings under the senior credit facility, which borrowings would be senior to the notes and the guarantees. We are also permitted to incur substantial additional indebtedness, including senior indebtedness, in the future.

We and the guarantors may not pay principal, premium, if any, interest or other amounts on account of the notes or the guarantees in the event of a payment default or certain other defaults in respect of certain of our senior indebtedness, including debt under the senior credit facility, unless the senior indebtedness has been paid in full or the default has been cured or waived. In addition, in the event of certain other defaults with respect to the senior indebtedness, we or the guarantors may not be permitted to pay any amount on account of the notes or the guarantees for a designated period of time. See “Description of the Notes—Ranking—Payment of Notes.” Because of the subordination provisions in the notes and the guarantees, in the event of a bankruptcy, liquidation, reorganization or similar proceeding relating to us or a guarantor, our or the guarantor’s assets will not be available to pay obligations under the notes or the applicable guarantee until we have, or the guarantor has, made all payments in cash on its senior indebtedness. Sufficient assets may not remain after all these payments have been made to make any payments on the notes or the applicable guarantee, including payments of principal or interest when due.

Pursuant to the subordination provisions of the indenture governing the notes, all payments on the notes and the guarantees will be blocked in the event of a payment default on designated senior debt and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on designated senior debt.

In addition, in the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with trade creditors and all other holders of our and the guarantors’ senior subordinated indebtedness, as the case may be, in the assets, if any, remaining after we and the guarantors have paid all of the senior indebtedness. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the notes may receive less, ratably, than holders of trade payables or other unsecured, unsubordinated creditors in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors, and holders of the notes may receive less, ratably, than the holders of senior indebtedness. See “Description of the Notes—Ranking.”

The notes are not secured by our assets and the lenders under our senior credit facility are entitled to remedies available to a secured lender, which gives them priority over you to collect amounts due to them.

In addition to being subordinated to all our and the guarantors’ existing and future senior debt, the notes and the guarantees are not secured by any of our or their assets. Loans under our senior credit facility are secured by a first priority security interest in substantially all of our, Holdings’, Warner Chilcott Company, Inc.’s and the subsidiary guarantors’ assets and in all of the capital stock held by us, Holdings, Warner Chilcott Company, Inc. and the subsidiary guarantors (but, other than in the case of Warner Chilcott Company, Inc., limited to 65% of the voting stock in the case of direct foreign subsidiaries and 0% in the case of indirectly held foreign subsidiaries). Loans under our senior credit facility are also secured by a non-recourse pledge of the capital stock of Holdings by its direct parent company, Warner Chilcott Holdings Company II, Limited. In addition, loans made to Holdings and Warner Chilcott Company, Inc. under the senior credit facility are also secured by a first priority security interest in substantially all the assets of our material foreign subsidiaries who guarantee loans under our senior credit facility. As of December 31, 2005, we had $1,389.5 million of senior secured indebtedness and we borrowed an additional $240.0 million under our senior secured delayed-draw term loan facility during the first two months of 2006 in order to purchase the rights to Dovonex and Taclonex. If we become insolvent or are liquidated, or if payment under the senior credit facility or in respect of any other secured indebtedness is accelerated, the lenders under our senior credit facility or holders of other secured indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to our senior credit facility or other senior debt). Upon the occurrence of any default under our senior credit facility (and even without accelerating the indebtedness under our senior credit facility), the lenders may be able to prohibit the payment of the notes and the guarantees either by limiting our ability to access our cash flow or under the subordination provisions contained in the indenture governing the notes.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of certain change of control events, we will be required to offer to repurchase all notes that are outstanding at 101% of the principal amount thereof, plus any accrued and unpaid interest, and additional interest, if any. The senior credit facility provides that certain change of control events (including a Change of Control as defined in the indenture relating to the notes) constitute a default. Any future credit agreement or other agreements relating to senior indebtedness to which we become a party would likely contain similar provisions. If we experience a change of control that triggers a default under our senior credit facility, we could seek a waiver of such default or seek to refinance our senior credit facility. In the event we do not obtain such a waiver or refinance the senior credit facility, such default could result in amounts outstanding under our senior credit facility being declared due and payable. In the event we experience a change of control that results in our having to repurchase your notes, we may not have sufficient financial resources to satisfy all of our obligations under our senior credit facility and/or the notes. A failure to make the applicable change of control offer or to pay the applicable change of control purchase price when due would result in a default under the indenture.

In addition, the change of control covenant in the indenture governing the notes does not cover all corporate reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction. Furthermore, the definition of “Permitted Holders” under the indenture governing the notes includes a “group” in which the Sponsors, their affiliates and officers of our company collectively have beneficial ownership, directly or indirectly, of more than 50% of the total voting power of the voting stock of Holdings or any of its direct or indirect parent entities owned by such group. As a result, the Sponsors may be able to transfer a significant portion of their holdings in our company without triggering a change of control under the indenture. See “Description of the Notes—Certain Covenants,” “Description of the Notes—Repurchase at the Option of Holders—Change of Control” and “Description of the Notes—Certain Definitions—Permitted Holders.” The purchase offer requirements could also delay or make it more difficult for others to effect a change of control.

Federal and state statutes allow courts, under specific circumstances, to void the notes and the guarantees, subordinate claims in respect of the notes and the guarantees and require note holders to return payments received from us or the guarantors.

A portion of the proceeds from the sale of the notes was applied, together with the equity investment made by the Sponsors, certain of their limited partners and certain members of our management and borrowings under our senior credit facility, to make payments to holders of capital stock and options of Warner Chilcott PLC in connection with the Scheme. Luxco, Holdings, Holdings’ U.S. subsidiaries and Warner Chilcott Company, Inc. have guaranteed our obligations under the notes. Our issuance of the notes and the issuance of the guarantees by the guarantors may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, our unpaid creditors or the unpaid creditors of a guarantor. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a court may void or otherwise decline to enforce the notes or a guarantor’s guaranty, or subordinate the notes or such guaranty to our or the applicable guarantor’s existing and future indebtedness. While the relevant laws may vary from state to state, a court might do so if it found that when we issued the notes or the applicable guarantor entered into its guaranty or, in some states, when payments became due under the notes or such guaranty, we or the applicable guarantor received less than reasonably equivalent value or fair consideration and either:

•	we or the applicable guarantor were or was insolvent, or rendered insolvent, by reason of such incurrence;

•	we or the applicable guarantor were or was engaged in a business or transaction for which our or the applicable guarantor’s remaining assets constituted unreasonably small capital; or

•	we or the applicable guarantor intended to incur, or believed that we or the applicable guarantor would incur, debts beyond our or such guarantor’s ability to pay such debts as they mature.

The court might also void the notes or a guaranty, without regard to the above factors, if the court found that we issued the notes or the applicable guarantor entered into its guaranty with actual intent to hinder, delay or defraud our or its creditors. In addition, any payment by us under the notes or by a guarantor pursuant to its guarantee could be voided and required to be returned to us, such guarantor or to a fund for the benefit of our or such guarantor’s creditors. In the event of a finding that a fraudulent conveyance occurred, you may not receive any payment on the notes.

A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or such guaranty if we or such guarantor did not substantially benefit directly or indirectly from the issuance of the notes or the applicable guarantee. Our use of proceeds from the Transactions, which included the distribution of a substantial portion of the proceeds from the offering of the notes to Warner Chilcott PLC’s shareholders, could increase the risk of such a finding. If a court were to void the notes or a guaranty, you would no longer have a claim against us or the applicable guarantor, as the case may be. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from us or any guarantor, as the case may be.

The measures of insolvency for purposes of these fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of its assets; or

•	if the present fair saleable value of its assets were less than the amount that would be required to pay the probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it cannot pay its debts as they become due.

To the extent a court voids the notes or, any of the guarantees as fraudulent transfers or holds the notes or any of the guarantees unenforceable for any other reason, holders of notes would cease to have any direct claim against us or the applicable guarantor. If a court were to take this action, our or the applicable guarantor’s assets would be applied first to satisfy our or the applicable guarantor’s liabilities, if any, before any portion of its assets could be applied to the payment of the notes.

Each guaranty (other than a guaranty by a company that is a direct or indirect parent of the issuer of the notes) will contain a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guaranty to be a fraudulent transfer. This provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantor’s obligation to an amount that effectively makes its guaranty worthless.

You cannot be sure that an active trading market will develop for the exchange notes.

You cannot be sure that an active trading market will develop for the notes. We do not intend to apply for a listing of the exchange notes on a securities exchange or any automated dealer quotation system. We have been advised by Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. that, as of the date of this prospectus, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. intend to make a market in the exchange notes. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are not obligated to do so, however, and any market making activities with respect to the exchange notes may be discontinued at any time without notice. In addition, such market making activity will be subject to limits imposed by the Securities Act and the Exchange Act. Because Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are our affiliates, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are required to deliver a current “market making” prospectus and otherwise comply with the registration requirements of the Securities Act in any secondary market sale of the exchange notes. Accordingly, the ability of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. to make a market in the exchange notes may, in part, depend on our ability to maintain a current market making prospectus.

In addition, the liquidity of the trading market in the exchange notes, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

Risks Relating to Our Business

If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected.

Our branded pharmaceutical products are or may become subject to competition from generic equivalents because there is no proprietary protection for some of the branded pharmaceutical products we sell or because we lose proprietary protection due to the expiration of a patent. Ovcon, Estrace Tablets and Estrace Cream are currently not protected by patents.

Patents covering the following products will expire within the next five years:

Product	Patent Expires
Dovonex Ointment	December 2007
Estrostep	April 2008
Sarafem	May 2008
femhrt	May 2010

Patent expiration provides competitors with the first opportunity to introduce a generic equivalent. Although part of our strategy includes the ongoing development of proprietary product improvements to our existing products and new and enhanced dosage forms, other companies may attempt to compete with our original products losing patent protection, we may not be successful in obtaining FDA approval of our new and enhanced dosage products and doctors may not prescribe these products.

Generic equivalents for some of our branded pharmaceutical products are sold by other pharmaceutical companies at a lower cost. After the introduction of a generic competitor, a significant percentage of the prescriptions written for the branded product may be filled with the generic version at the pharmacy, resulting in a commensurate loss in sales of the branded product.

Potential generic competitors may also challenge our patents. Under an agreement to settle patent claims against Barr relating to our Estrostep oral contraceptive and our femhrt hormone therapy product, we granted Barr a non-exclusive license to launch generic versions of Estrostep and femhrt six months prior to expiration of our patents in 2008 and 2010, respectively. We cannot predict what effect, if any, this will have on our results of operations. In addition, legislation enacted in the United States allows or, in a few instances, in the absence of specific instructions from the prescribing physician mandates, the use of generic products rather than branded products where a generic equivalent is available. Competition from generic equivalents could have a material adverse impact on our revenues, profitability and cash flows.

Our trademarks, patents and other intellectual property are valuable assets and if we are unable to protect them from infringement our business prospects may be harmed.

Due to our focus on branded products, we consider our trademarks to be valuable assets. Therefore, we actively manage our trademark portfolio, maintain long-standing trademarks and obtain trademark registrations for new brands. We also police our trademark portfolio against infringement. Our efforts to defend our trademarks may be unsuccessful against competitors or other violating entities and we may not have adequate remedies for any breach because, for example, a violating company may be insolvent.

We also rely on patents, trade secrets and proprietary knowledge to protect our products. We take steps to protect our proprietary rights by filing applications for patents on certain inventions, by entering into confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, licensees and other companies and enforcing our legal rights against third parties that we believe may infringe our intellectual property rights. We do not ultimately control whether we will be successful in enforcing our legal rights against third party infringers, whether our patent applications will result in issued patents, whether our confidentiality, non-disclosure and assignment of invention agreements will not be breached and whether we will have adequate remedies for any such breach, or that our trade secrets will not otherwise become known by competitors.

There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use and sale of new products that are the subject of conflicting patent rights, and in the past, as noted above, we have been involved in this type of litigation. These lawsuits relate to the validity and infringement of patents. The expense of bringing lawsuits against infringers or defending lawsuits brought against us could cause us not to continue these suits and abandon the affected products. The ultimate outcome of this type of litigation, if brought, may not be favorable and could adversely impact our business and results of operations.

Delays in production could have a material adverse impact on our business.

Our pharmaceutical manufacturing facility located in Fajardo, Puerto Rico currently manufactures our Estrostep and Loestrin 24 Fe oral contraceptives and packages femhrt, Ovcon 35, delayed-release Doryx tablets and Dovonex and Taclonex samples. We are in the process of qualifying the facility to manufacture Ovcon 35 Chewable and Ovcon 50. We are also in the process of transferring Femtrace packaging to the Fajardo facility. Because the manufacture of pharmaceutical products requires precise and reliable controls, and due to significant compliance obligations imposed by laws and regulations, we may face delays in qualifying the Fajardo facility for the manufacture of new products or for our other products that are currently manufactured for us by third parties.

In addition, many of our pharmaceutical products are currently manufactured for us under contracts with third parties. Our contract manufacturers may not be able to manufacture our products without interruption, may not comply with their obligations under our various supply arrangements, and we may not have adequate remedies for any breach. From time to time our contract manufacturers have been unable to meet all of our orders, which has led to the depletion of our safety stock and a shortage of promotional samples.

Failure by our own manufacturing facility or any third party manufacturer (each a “Product Supplier” and, collectively, the “Product Suppliers”) to comply with regulatory requirements could adversely affect their ability to supply products to us. All facilities and manufacturing techniques used for the manufacture of pharmaceutical products must be operated in conformity with current Good Manufacturing Practices (“cGMPs”). In complying with cGMP requirements, Product Suppliers must continually expend time, money and effort in production, record-keeping and quality assurance and control to ensure that the product meets applicable specifications and other requirements for product safety, efficacy and quality. Manufacturing facilities are subject to periodic unannounced inspections by the FDA and other regulatory authorities. Failure to comply with applicable legal requirements including, in the case of our own manufacturing facility, certain obligations that we assumed in our purchase of the facility arising out of a consent decree entered into by the previous owner before a U.S. District Court, subjects the Product Suppliers to possible legal or regulatory action, including shutdown, which may adversely affect its ability to supply us with product. In addition, adverse experiences with the use of products must be reported to the FDA and could result in the imposition of market restrictions through labeling changes or in product removal.

The FDA must approve suppliers of certain active and inactive pharmaceutical ingredients and certain packaging materials used in our products as well as Product Suppliers. The development and regulatory approval of our products are dependent upon our ability to procure these ingredients, packaging materials and finished products from FDA-approved sources. FDA approval of a new Product Supplier would be required if, for example, a supplier breached its obligations to us, active ingredients, packaging materials or finished products were no longer available from the initially approved supplier or if that supplier had its approval from the FDA withdrawn. The qualification of a new Product Supplier could potentially delay the manufacture of the drug involved. Furthermore, we may not be able to obtain active ingredients, packaging materials or finished products from a new Product Supplier on terms that are at least as favorable to us as those agreed with the initially approved Product Supplier or at reasonable prices.

The delay in supplying, or failure to supply, products by any Product Supplier could result in our inability to meet the demand for our products and adversely affect our revenues, prospects, financial condition and results of operations.

Pricing pressures from third-party payors, including managed care organizations, government sponsored health systems and regulations relating to Medicare and Medicaid, healthcare reform, pharmaceutical reimbursement and pricing in general could decrease our revenues.

Our commercial success in producing, marketing and selling products depends, in part, on the availability of adequate reimbursement from third party healthcare payers, such as managed care organizations, government bodies and agencies for the cost of the products and related treatment. The market for our products may be limited by actions of third party payers.

Managed care organizations and other third party payors try to negotiate the pricing of medical services and products to control their costs, including by developing formularies to encourage plan beneficiaries to utilize preferred products for which the plans have negotiated favorable terms. Exclusion of a product from a formulary, or placement of a product on a disfavored formulary tier, can lead to sharply reduced usage in the managed care organization patient population. If our products are not included within an adequate number of formularies or if adequate reimbursement levels are not provided, or if reimbursement policies increasingly favor generic products, our market share and business could be negatively affected.

Recent reforms in Medicare added an out-patient prescription drug reimbursement beginning in 2006 for all Medicare beneficiaries. The federal government and private plans contracting with the government to deliver the benefit, through their purchasing power under these programs, are demanding discounts from pharmaceutical companies that may implicitly create price controls on prescription drugs. These reforms may decrease our future revenues from products such as Dovonex that are covered by the Medicare drug benefit. Further, a number of other legislative and regulatory proposals aimed at changing the healthcare system have been proposed. While we cannot predict whether any such proposals will be adopted or the effect such proposals may have on our business, the existence of such proposals, as well as the adoption of any proposal, may increase industry-wide pricing pressures, thereby adversely affecting our results of operations.

Changes in laws and regulations could affect our results of operations, financial position or cash flows.

Our future operating results, financial position or cash flows could be adversely affected by changes in laws and regulations such as (i) changes in the FDA approval processes that may cause delays, or prevent the approval of, new products, (ii) new laws, regulations and judicial decisions affecting product marketing, promotion or the healthcare field generally, (iii) new laws or judicial decisions affecting intellectual property rights and (iv) changes in the application of tax principles, including tax rates, new tax laws, or revised interpretations of existing tax laws and precedents, which result in a shift of taxable earnings between tax jurisdictions.

Changes in market conditions, including lower than expected cash flows or revenues for our branded pharmaceutical products, may result in our inability to realize the value of these products, in which case we may have to record an impairment charge.

The pharmaceutical industry is characterized by rapid product development and technological change, and as a result, our pharmaceutical products could be rendered obsolete or their value may be significantly decreased by the development of new technology or new pharmaceutical products to treat the conditions currently addressed by our products, technological advances that reduce the cost of production or marketing or pricing actions by one or more of our competitors. Some of the companies we compete against have significantly greater resources than we do, and therefore may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. For example, since we acquired the U.S. sales and marketing rights to Sarafem, a number of additional selective serotonin reuptake inhibitors have been approved for the treatment of PMDD, contributing to Sarafem’s prescription volume decline. Our inability to compete successfully with respect to these or other factors may materially and adversely affect our cash flows or revenues, may result in our inability to realize the value of our branded pharmaceutical products, including products acquired from third parties, and may require us to record an impairment charge.

The loss of the services of members of our senior management team or scientific staff or the inability to attract and retain other highly qualified employees could impede our ability to meet our strategic objectives and adversely affect our business.

Our success is dependent on attracting and retaining highly qualified scientific, sales and management staff, including our Chief Executive Officer, Roger Boissonneault. We face intense competition for personnel from other companies, academic institutions, government entities and other organizations. The loss of key personnel, or our failure to attract and retain other highly qualified employees, may impede our ability to meet our strategic objectives. Moreover, we do not carry key man life insurance that could compensate us in the event the services of our key personnel are lost.

Pursuant to our business strategy, we intend to develop proprietary product improvements as well as new products. This strategy may require us to hire additional employees with expertise in areas that relate to product development. We cannot fully anticipate or predict the time and extent to which we will need to hire this type of specialized personnel. As a result, we may not be successful in attracting and retaining the personnel necessary to pursue our business strategy fully. In addition, if competition continues to intensify, then our cost of attracting and retaining employees may escalate.

Product liability claims and product recalls could harm our business.

The development, manufacture, testing, marketing and sale of pharmaceutical products entail significant risk of product liability claims or recalls. Our products are, in the substantial majority of cases, designed to affect important bodily functions and processes. Unforeseen side-effects caused by, or manufacturing defects inherent in, the products sold by us could result in exacerbation of a patient’s condition, further deterioration of the patient’s condition or even death. The occurrence of such an event could result in product liability claims and/or recall of one or more of our products. Claims may be brought by individuals seeking relief for themselves or, in certain jurisdictions, by groups seeking to represent a class. For example, approximately 435 product liability suits have been filed against us in connection with the HT products, femhrt and Estrace. The lawsuits were likely triggered by the July 2002 announcement by the National Institutes of Health (“NIH”) of the early termination of one of two large-scale randomized controlled clinical trials, which were part of the Women’s Health Initiative (“WHI”), examining the long-term effect of HT on the prevention of heart disease and osteoporosis, and any associated risk for breast cancer in postmenopausal women. In the terminated arm of the trial, which examined combined estrogen and progestogen therapy (the “E&P Arm of the WHI Study”), the safety monitoring board determined that the risks exceeded the benefits, when comparing estrogen and progestogen therapy to a placebo. The estrogen used in the E&P Arm of the WHI Study was conjugated equine estrogen (“CEE”) and the progestin was medroxyprogesterone acetate (“MPA”), the compounds found in Prempro, a product marketed by Wyeth and used by more than six million women (at the inception of the E&P Arm of the WHI Study) in the United States each day. According to the article summarizing the principal results from the E&P Arm of the WHI Study in the July 17, 2002 issue of the Journal of the American Medical Association, despite a decrease in the incidence of hip fracture and colorectal cancer, there was an increased risk of invasive breast cancer, coronary heart disease, stroke, and blood clots in patients randomized to estrogen and progestogen therapy. See “Business—Legal Proceedings” and Note 16 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus.

Product liability insurance coverage is expensive, can be difficult to obtain and may not be available in the future on acceptable terms, if at all. Partly as a result of product liability lawsuits related to pharmaceuticals, product liability and other types of insurance have become more difficult and costly to obtain. Our product liability insurance may not cover all the future liabilities we might incur in connection with the development, manufacture or sale of our products. In addition, we may not continue to be able to obtain insurance on satisfactory terms or in adequate amounts.

A successful claim or claims brought against us in excess of available insurance coverage could subject us to significant liabilities and have a material adverse effect on our business and results of operations. Such claims could also harm our reputation and the reputation of our products, thereby adversely affecting our ability to market our products successfully. In addition, irrespective of the outcome of product liability claims, defending a lawsuit with respect to such claims could be costly and significantly divert management’s attention from operating our business. Furthermore, we could be rendered insolvent if we do not have sufficient financial resources to satisfy any liability resulting from such a claim or to fund the legal defense of such a claim.

Product recalls may be issued at our discretion or at the discretion of certain of our suppliers, the FDA, other government agencies and other entities that have regulatory authority for pharmaceutical sales. From time to time, we have recalled some of our products; however, to date none of these recalls have been significant. Any recall of a significant product could materially adversely affect our business by rendering us unable to sell that product for some time.

Sales of our products may be adversely affected by the consolidation among wholesale drug distributors and the growth of large retail drug store chains.

The network through which we sell our products has undergone significant consolidation marked by mergers and acquisitions among wholesale distributors and the growth of large retail drugstore chains. As a result, a small number of large wholesale distributors control a significant share of the market, and the number of independent drug stores and small drugstore chains has decreased. In the year ended December 31, 2005, three of these large distributors and a large retail drug store chain accounted for an aggregate of 71% of our net revenues.

In addition, excess inventory levels held by large distributors may lead to periodic and unanticipated future reductions in revenues and cash flows. Consolidation of drug wholesalers and retailers, as well as any increased pricing pressure that those entities face from their customers, including the U.S. government, may increase pricing pressure and place other competitive pressures on drug manufacturers, including us.

If we fail to comply with government regulations we could be subject to fines, sanctions and penalties that could affect our ability to operate our business.

We are subject to regulation by regional, national, state and local agencies, including the FDA, the Drug Enforcement Administration, the Department of Justice, the Federal Trade Commission (the “FTC”), the Office of the Inspector General of the United States Department of Health and Human Services and other regulatory bodies, as well as governmental authorities in those foreign countries in which we manufacture or distribute some of our products. The Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act, other federal and state statutes and regulations govern to varying degrees the research, development, manufacturing and commercial activities relating to prescription pharmaceutical products, including pre-clinical and clinical testing, approval, production, labeling, sale, distribution, import, export, post-market surveillance, advertising, dissemination of information and promotion.

Non-compliance with these requirements can result in civil and criminal fines, the recall of products, the total or partial suspension of manufacture and/or distribution, seizure of products, injunctions, whistleblower lawsuits, failure to obtain approval of pending product applications, withdrawal of existing product approvals, exclusion from participation in government healthcare programs, and other sanctions. Any threatened or actual government enforcement action can also generate adverse publicity and require that we devote substantial resources that could be used productively on other aspects of our business. Any of these enforcement actions could affect our ability to commercially distribute our products and could materially and adversely affect our business.

Delays and uncertainties in the government approval process for new products could result in lost market opportunities and hamper our ability to recoup costs associated with product development.

FDA approval is generally required before a prescription drug can be marketed. For innovative, or non-generic, new drugs, an FDA-approved NDA is required before the drugs may be marketed in the United States. The NDA must contain data to demonstrate that the drug is safe and effective for its intended uses, and that it will be manufactured to appropriate quality standards. This process can be time-consuming and expensive without assurance that the data will be adequate to justify approval of proposed new products. For example, we had intended to submit NDAs for both Estrostep chewable and our next-generation Estrostep contraceptive, WC 2060, in 2006, but based on discussions with the FDA have concluded that an additional clinical study would be necessary to support each of the applications. Consequently, we have decided not to proceed with the development of Estrostep chewable and, in the case of WC 2060 will defer a decision on whether to proceed for at least 12 months while we evaluate the position of this project in our overall development program and priorities in our overall clinical program. If we are unable to obtain governmental approval for our NDA we will not be able to commercialize our products and recoup our research and development costs. Furthermore, even if we obtain regulatory approvals, the terms of any product approval, including labeling, may be more restrictive than desired and could affect the marketability of our products, and the approvals may be contingent upon burdensome post-approval study commitments. If we are unable to obtain timely product approvals on commercially viable terms, our profitability and business could suffer.

We may not be able to successfully complete the implementation of our company-wide enterprise resource planning system without disrupting our business.

In the year ended December 31, 2005, we began implementation of a company-wide enterprise resource planning system in order to increase efficiencies in the operations of our business and to improve the overall effectiveness of our internal control over financial reporting and our disclosure controls and procedures. If we are unsuccessful in implementing this system our business may be disrupted and we will not realize improvements with respect to our controls and procedures.

We may not be able to successfully identify, develop, acquire, license or market new products as part of growing our business.

In order to grow and achieve success in our business, we must continually identify, develop, acquire and license new products that we can ultimately market. Any future growth through new product acquisitions will be dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. Even if such opportunities are present, we may not be able to successfully identify products as candidates for potential acquisition, licensing, development or collaborative arrangements. Moreover, other companies, many of which may have substantially greater financial, marketing and sales resources, are competing with us for the right to acquire such products.

If an acquisition candidate is identified, the third parties with which we seek to cooperate may not select us as a potential partner or we may not be able to enter into arrangements on commercially reasonable terms or at all. Furthermore, we do not know if we will be able to finance the acquisition or integrate an acquired product into our existing operations. The negotiation and completion of potential acquisitions could cause significant diversion of management’s time and resources and potential disruption of our ongoing business. Future product acquisitions would likely result in the incurrence of debt and contingent liabilities and an increase in interest expense and amortization expenses as well as significant charges relating to integration costs.

At each stage between developing or sourcing new products and marketing these products, there are a number of risks and uncertainties, and failure at any stage could have a material adverse effect on our ability to achieve commercial success with a product or to maintain or increase revenues, profits and cash flow. In addition, if we are unable to manage the challenges surrounding product development, acquisitions or the successful integration of acquisitions, could have materially adverse effects on our business and results of operations.

Prescription drug importation from Canada and other countries could increase pricing pressure on certain of our products and could decrease our revenues and profit margins.

Under current U.S. law, U.S. individuals may import prescription drugs that are unavailable in the United States from Canada and other countries for their personal use under specified circumstances. Other imports, although illegal under U.S. law, also enter the country as a result of the resource constraints and enforcement priorities of the FDA and the U.S. Customs Service. In addition, in December 2003, the United States enacted the import provisions of the Medicare Prescription Drug, Improvement, and Modernization Act, which would permit pharmacists and wholesalers to import prescription drugs into the United States from Canada under specified circumstances. These additional import provisions will not take effect until the Secretary of Health and Human Services makes a required certification regarding the safety and cost savings of imported drugs and the FDA has promulgated regulations setting forth parameters for importation. These conditions have not been met to date, and the law has thus not taken effect. However, legislative proposals have been introduced to remove these conditions and implement the changes to the current import laws, or to create other changes that would allow foreign versions of our products priced at lower levels than in the United States to be imported or reimported to the United States from Canada, Europe and other countries. If these provisions take effect, the volume of prescription drug imports from Canada and elsewhere could increase significantly, and our products would face competition from lower priced imports.

Even if these provisions do not take effect and alter current law, the volume of prescription drug imports from Canada and elsewhere could increase due to a variety of factors, including the further spread of Internet pharmacies and actions by certain state and local governments to facilitate Canadian and other imports. These imports may harm our business.

We currently sell femhrt in Canada. In addition, Estrace Tablets, Dovonex and Taclonex (sold as “Dovobet” in Canada) are sold in Canada by third parties. For the year ended December 31, 2005, femhrt and Estrace

Tablets accounted for 13.7% of our total revenues and Dovonex and Taclonex are expected to account for a significant portion of our revenues. Due to government price regulation in Canada, these products are generally sold in Canada for lower prices than in the United States. As a result, if these drugs are imported into the United States from Canada, we may experience reduced revenue or profit margins.

The perceived health effects of estrogen and combined estrogen-progestogen hormone therapy products may affect the acceptability and commercial success of our products.

Estrace Tablets, Estrace Cream, Femring and Femtrace are estrogen therapy products, and femhrt is a combined estrogen-progestogen therapy product. These HT products are used by women to alleviate symptoms associated with menopause. Recent studies have analyzed the health effects of estrogen therapy and estrogen-progestogen therapy products and the American College of Obstetricians and Gynecologists has recommended that consumers use these products in the lowest possible dose for the shortest possible duration. We believe the publicity surrounding some of these studies resulted in a significant industry-wide decrease in the number of prescriptions being written for estrogen therapy and estrogen-progestogen therapy products, including femhrt. The ultimate outcome of these studies and any resulting changes in labeling for our products may further affect the acceptability of our products by patients, the willingness of physicians to prescribe our products for their patients or the duration of their therapy. In any such event, we may not achieve our anticipated revenue levels for these products and our overall rate of growth may be lower.

Our exercise of an option to acquire a five-year license to Barr’s Abbreviated New Drug Application (“ANDA”), which references our Ovcon 35 oral contraceptive, is the subject of an ongoing Federal Trade Commission investigation.

In March 2004, for $1.0 million, Barr granted us an option to acquire a five-year exclusive license under Barr’s ANDA for which our Ovcon 35 oral contraceptive is the reference drug. In May 2004, we exercised this option for an additional payment of $19.0 million. At the same time, we entered into a finished-product supply agreement with Barr under which Barr agreed to provide us with our requirements for finished products throughout the term of the license. Barr is our sole source of supply for this product.

On November 7, 2005, the FTC and 21 States plus the District of Columbia filed suit against the Company and Barr in the United States District Court for the District of Columbia. An additional 13 States subsequently joined the suit. The FTC suit alleges that our agreements with Barr relating to Ovcon 35 (the “Ovcon Agreements”) constitute unfair competition under Section 5 of the FTC Act and seeks an injunction to remove the Ovcon Agreements’ exclusivity provisions and other equitable relief. The suit by the State Plaintiffs alleges that the Agreements violate Section 1 of the Sherman Act, and various state antitrust and consumer protection statutes. State Plaintiffs seek civil penalties, injunctive and equitable relief, and attorneys’ fees.

Seven direct purchaser lawsuits were filed against the Company and Barr in the United States District Court for the District of Columbia. The direct purchaser plaintiffs allege that the Ovcon Agreements violate Section 1 of the Sherman Act. Six of the lawsuits are class actions in which the direct purchaser plaintiffs seek to certify and represent a class of plaintiffs consisting of all persons in the United States that directly purchased Ovcon 35 from us after the Ovcon Agreements were entered into. The proposed class includes retail pharmacies, distributors, and wholesalers. The seventh suit is brought on behalf of individual direct purchasers. All of the direct purchaser plaintiffs seek treble damages, injunctive relief, and costs including attorneys’ fees.

One third-party-payor class action lawsuit was filed against the Company and Barr in the United States District Court for the District of Columbia during the year ended December 31, 2005. The third-party-payor plaintiffs seek to certify and represent a class of all third-party-payors in the United States who purchased, reimbursed and/or paid for Ovcon 35 after the Ovcon Agreements were entered into. The proposed class includes insurance companies and employee benefit plans. The third-party-payor plaintiffs allege that the Ovcon Agreements violate Section 1 of the Sherman Act, the antitrust laws of twenty-three states and the District of Columbia, the consumer protection acts of all fifty states and the District of Columbia, and constitute a cause of action for unjust enrichment in unspecified jurisdictions. The third-party-payor plaintiffs seek an injunction, treble damages, the amounts by which defendants have been unjustly enriched, restitution, disgorgement, a constructive trust, and costs including attorneys’ fees.

On March 6, 2006, a personal use consumer plaintiff filed a class action lawsuit against the Company and Barr, in the United States District Court for the District of Columbia. The consumer plaintiff alleges that the Ovcon Agreements violate sections 1 and 2 of the Sherman Act, the antitrust laws of eighteen states and the unjust enrichment laws of fifty states. The consumer plaintiff seeks to certify three separate classes: 1) all persons who purchased Ovcon 35 for personal use who are seeking injunctive relief, disgorgement, and restitution under the Sherman Act; 2) all persons in the eighteen states referenced above who purchased Ovcon 35 for personal use; and 3) all persons who purchased Ovcon 35 for personal use. The consumer plaintiff seeks treble damages, injunctive relief, restitution, disgorgement, and costs including attorney’s fees.

We are contesting these lawsuits vigorously. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated. An estimate of the range of potential loss to us, if any, relating to these proceedings is not possible at this time. Notwithstanding our belief that an unfavorable outcome is unlikely, if the plaintiffs in these private lawsuits are ultimately successful, we may be required to pay damages which could have an adverse impact on our results of operations and cash flows. Also, an adverse result in the FTC and state actions could adversely affect our profits and cash flows by, for example, making it more difficult for us to obtain a supply of Ovcon or facilitating generic competition for this product.

Our controlling shareholders may have interests that conflict with those of other holders of our securities or our creditors.

We are controlled by the Sponsors. Circumstances may occur in which the interests of these shareholders may conflict with the interests of the other holders of our securities or our creditors (the “Other Stakeholders”). In addition, these shareholders may have an interest in pursuing acquisitions, divestitures, recapitalizations or other transactions that, in their judgment, could enhance their equity investment, even though such transactions may involve risks to the Other Stakeholders if the transactions result in our being more leveraged, or significantly change the nature of our business operations or strategy. In addition, if we encounter financial difficulties, or if we are unable to pay our debts as they mature, the interests of the Sponsors may conflict with those of the Other Stakeholders. In that situation, for example, certain Other Stakeholders might want us to raise additional equity from the Sponsors or other investors to reduce our leverage and pay our debts, while the Sponsors might not want to increase their investment in us or have their ownership diluted and instead choose to take other actions, such as selling our assets. Additionally, the Sponsors and certain of their affiliates are in the business of making investments in companies and currently hold, and may from time to time in the future acquire, interests in businesses that compete, directly or indirectly, with certain portions of our business or are suppliers or customers of ours. Furthermore, if the Sponsors pursue such acquisitions or make further investments in our industry, those acquisition and investment opportunities may not be available to us. So long as the Sponsors continue to indirectly own a significant amount of our equity, even if such amount is less than 50%, they will continue to be able to influence our decisions.

We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

The Acquisition has resulted in significant increases in identifiable intangible assets and goodwill. Identifiable intangible assets, which include trademarks and trade names, license agreements and patents acquired in acquisitions, were $1,519.8 million at December 31, 2005, representing approximately 50.4% of our total assets. Goodwill, which relates to the excess of cost over the fair value of the net assets of the businesses acquired, was $1,260.8 million at December 31, 2005, representing 41.8% of our total assets.

Goodwill and identifiable intangible assets are recorded at fair value on the date of acquisition. Under Financial Accounting Standards Board Statement No. 142, goodwill is reviewed at least annually for impairment and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Future impairment may result from, among other things, deterioration in the performance of the acquired business or product line, adverse market conditions and changes in the competitive landscape, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business or product line, and a variety of other circumstances. The amount of any impairment is recorded as a charge to the statement of operations. We may never realize the full value of our intangible assets. Any future determination requiring the write-off of a significant portion of intangible assets would have an adverse effect on our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for details.

We have not completed our evaluation of our internal controls over financial reporting with respect to compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 by no later than the end of our 2007 fiscal year. We have begun the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404.

Until our new systems are in place, it will be more difficult for us to assure compliance with Section 404 and prepare timely and accurate financial statements. If we are unable to implement these changes effectively or efficiently, our operations may suffer and we may be unable to conclude that internal controls over financial reporting are effective and to obtain an unqualified report on internal controls from our independent auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our securities, including the notes, and adversely affect our ability to access the capital markets.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements, including, without limitation, statements concerning the conditions in our industry, expected cost savings, our operations, our economic performance and financial condition, including, in particular, statements relating to our business and growth strategy and product development efforts. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements and information. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. These risks and uncertainties include, without limitation, those identified under “Risk Factors” and elsewhere in this prospectus.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	our substantial indebtedness;

•	competitive factors in the industry in which we operate;

•	our ability to protect our intellectual property;

•	a delay in qualifying our manufacturing facility to produce our products or production or regulatory problems with either third party manufacturers upon whom we may rely for some of our products or our own manufacturing facility;

•	pricing pressures from reimbursement policies of private managed care organizations and other third party payors, government sponsored health systems, the continued consolidation of the distribution network through which we sell our products, including wholesale drug distributors, and the growth of large retail drug store chains;

•	the loss of key senior management or scientific staff;

•	an increase in litigation, including product liability claims and patent litigation;

•	government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, including our ability and the ability of companies with whom we do business to obtain necessary regulatory approvals;

•	our ability to successfully complete the implementation of a company-wide enterprise resource planning system without disrupting our business;

•	our ability to manage our growth by successfully identifying, developing, acquiring or licensing and marketing new products, obtain regulatory approval and customer acceptance of those products, and continued customer acceptance of our existing products; and

•	the other factors described under “Risk Factors.”

We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

This prospectus is delivered in connection with the sale of the exchange notes by Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. in market making transactions. We will not receive any of the proceeds from these transactions.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2005. You should read this table together with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2005
	(in millions)
Cash and cash equivalents	$11.5

Long-term indebtedness:
Senior secured revolving credit facility drawdowns	$—	(1)
Senior secured term loan	$1,389.5	(2)
Senior subordinated notes	600.0

Total long-term indebtedness	1,989.5

Total shareholder’s equity	768.4

Total capitalization	$2,757.9

(1)	Our senior credit facility includes a revolving credit facility providing for loans of up to $150.0 million. See “Description of Other Indebtedness—Senior Credit Facility.”
(2)	Our senior credit facility provides for term loans in an aggregate principal amount of $1,640.0 million, including a senior secured term loan in the amount of up to $1,400.0 million, all of which was drawn immediately prior to closing the Transactions, and a delayed-draw senior secured term loan in the amount of up to $240.0 million, which was drawn in early 2006 for the purpose of acquiring the exclusive U.S. sales and marketing rights to Dovonex and Taclonex. Our senior credit facility also provides for an uncommitted incremental term loan facility in an aggregate principal amount of up to $250.0 million. See “Description of Other Indebtedness—Senior Credit Facility.”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

On January 1, 2006 we acquired the U.S. sales and marketing rights to the Dovonex branded prescription pharmaceutical products in the United States. We purchased the rights to the Dovonex products and inventory on hand at December 31, 2005 from Bristol-Myers for $205.2 million plus a royalty on Dovonex net sales through 2007. We funded the acquisition by borrowing $200.0 million under our delayed-draw term loan facility put in place specifically for this purpose. The transaction did not include the purchase of any facilities or tangible assets other than inventory and we did not assume any employees or other liabilities. We also entered into an agreement with LEO Pharma under which LEO Pharma will supply us with our future requirements for Dovonex products. The following unaudited pro forma consolidated financial statements have been derived by the application of pro forma adjustments to our historical consolidated financial statements to give effect to our acquisition of the Dovonex product line.

The unaudited pro forma consolidated balance sheet as of December 31, 2005 gives effect to the Dovonex transaction as if it had occurred on December 31, 2005. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 gives effect to the Dovonex transaction as if it had occurred on January 1, 2005.

The pro forma adjustments described in the accompanying notes have been made based on available information and, in the opinion of management, are reasonable. The pro forma consolidated financial information should not be considered indicative of actual results that would have been achieved or our actual financial condition had the acquisition of the Dovonex product line occurred on the dates indicated and do not purport to indicate the results of operations for any future period. We cannot assure you that the assumptions used in the preparation of the pro forma consolidated financial information will prove to be correct.

The unaudited pro forma consolidated financial statements should be read in conjunction with the information contained in “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and related notes thereto and the audited special purpose financial statements of net sales and certain costs and expenses for the Dovonex product line of Bristol-Myers Squibb Company included elsewhere in this prospectus.

As discussed in notes 1 and 2 to the above referenced audited special purpose financial statements, Bristol-Myers did not account for the Dovonex product line as a separate entity and, accordingly, it is not possible for us to present full financial statements for the Dovonex product line. Instead, the audited special purpose financial statements reflect the revenues and related costs of sale and other selling, general and administrative, distribution, marketing and research and development costs directly associated with producing the revenues reflected in those statements. The audited special purpose financial statements, and the unaudited pro forma consolidated financial statements that we have prepared on the basis of those special purpose statements, do not, however, reflect other costs that are not directly related to the Dovonex product line such as corporate overhead or interest charges. Such costs may have been significant historically and could be significant in the future. Accordingly, as noted above, the unaudited pro forma consolidated financial statements may not be indicative of our future operating results and we encourage you not to place undue reliance on them.

Unaudited Pro Forma Consolidated Balance Sheet

As of December 31, 2005

(dollar amounts in thousands)

	As Reported Warner Chilcott	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$11,502			$11,502
Accounts receivable, net	29,765			29,765
Inventories	31,398	6,640	(2)	38,038
Deferred income taxes	27,077			27,077
Prepaid expenses and other current assets	22,178			22,178

Total current assets	121,920			127,096
Property, plant and equipment, net	37,102			37,102
Intangible assets, net	1,519,847	198,536	(3)	1,718,383
Goodwill	1,260,777			1,260,777
Other non-current assets	78,569			78,569

Total Assets	$3,018,215			$3,223,391

Liabilities
Current liabilities:
Accounts payable	$17,629			$17,629
Accrued expenses and other current liabilities	114,054			114,054
Current portion of long-term debt	14,000			14,000
Accrued income taxes	—			—

Total current liabilities	145,683			$145,683
Other liabilities:
Long-term debt, excluding current portion	1,975,500	205,176	(4)	2,180,676
Deferred income taxes	126,475			126,475
Other non-current liabilities	2,122			2,122

Total liabilities	$2,249,780			$2,454,956
Shareholder’s Equity	$768,435			768,435

Total Liabilities and Shareholder’s Equity	$3,018,215			$3,223,391

See Notes to Unaudited Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2005

(dollar amounts in thousands)

	As Reported		Adjustments		Pro Forma
	Warner Chilcott	Dovonex(1)
Revenue	$515,253	$131,718	(20,924	)(5)	$626,047
Costs, Expenses and Other:
Cost of sales	95,224	38,757	11,296	(6)	145,277
Selling, general and administrative	162,670	18,153	(20,599	)(7)	160,224
Impairments of intangible assets	38,876				38,876
Research and development	58,636				58,636
Amortization of intangible assets	233,473		13,236	(8)	246,709
Acquired in-process R&D	280,700				280,700
Transaction costs	35,975				35,975
Interest income	(1,459)				(1,459)
Interest expense	149,393		8,252	(9)	157,645

(Loss) / Income Before Taxes	(538,235)	74,808	(33,109)		(496,536)
(Benefit) / provision for income taxes	(13,122)		834	(10)	(12,288)

Net (Loss) / Income	$(525,113)	$74,808	$(33,943)		$(484,248)

See Notes to Unaudited Pro Forma Consolidated Financial Statements

Notes to Pro Forma Consolidated Financial Statements

(dollar amounts in thousands)

(1) The audited, special purpose statements of net sales and certain costs and expenses for the Dovonex product line prepared by Bristol-Myers represents the best historical financial information reasonably available to us. The special purpose statements, which were prepared in accordance with generally accepted accounting principles in the United States, show the net revenues from Dovonex for the relevant periods, the expenses directly attributable to the Dovonex product line and allocations of certain selling expenses deemed reasonable by Bristol-Myers’ management. Bristol-Myers did not account for the Dovonex product line as a separate entity and full financial statements for the Dovonex product line were not prepared by Bristol-Myers as the separate and distinct accounts necessary to present full financial statements for the Dovonex product line were not maintained by Bristol-Myers.

(2) The pro forma adjustment to inventories reflects the additional inventory of Dovonex products that we would have had on hand as of December 31, 2005 if we had acquired the Dovonex product line on January 1, 2005. This amount represents the fair value of the inventory as of December 31, 2005.

(3) The pro forma adjustment to intangible assets reflects the assigned fair value of the U.S sales and marketing rights to the Dovonex product line from Bristol-Myers. These assets have a useful life of 15 years.

(4) The pro forma adjustment to long-term debt reflects additional borrowings that would have been required as of December 31, 2005 to complete the acquisition of the U.S sales and marketing rights to the Dovonex product line and to fund the Dovonex inventory acquired at December 31, 2005.

(5) The pro forma adjustment to revenue reflects the elimination of the $20,924 of revenue earned and recorded by us in the year ended December 31, 2005 under the Dovonex co-promotion agreement.

(6) The pro forma adjustment to cost of sales reflects the incremental expense that we would have incurred under the supply agreement that we entered into with LEO Pharma and the royalties on Dovonex net sales payable to Bristol-Myers. Under the supply agreement with LEO Pharma and the royalty payable to Bristol-Myers, our pro forma cost of sales associated with $131,718 of pro forma Dovonex net sales would have been $11,296 more than the $38,757 reported by Bristol-Myers for the year ended December 31, 2005.

(7) The pro forma adjustment to selling, general and administrative expenses is comprised of two items: (i) the elimination of $20,924 of selling, general and administrative expense related to the Dovonex co-promotion agreement in the year ended December 31, 2005, and (ii) the addition of $325 of expense representing an estimate of the additional distribution costs that we would have incurred in the year ended December 31, 2005. During the year ended December 31, 2005 we promoted the Dovonex product line on behalf of Bristol-Myers under the co-promotion agreement. The selling, general and administrative and marketing expenses directly associated with generating the net sales of Dovonex recorded by Bristol-Myers in the year ended December 31, 2005 were incurred by us and are included in our actual results of operations for the year.

(8) The pro forma adjustment to amortization expense represents the additional amortization that we would have recognized in the year ended December 31, 2005 if the acquisition of Dovonex had taken place on January 1, 2005. The fair value assigned to the intangible assets ($198,536) is amortized over a fifteen-year useful life on a straight-line basis.

(9) The pro forma adjustment to interest expense represents the additional interest that we would have incurred if we had borrowed $205,176 on January 1, 2005 to fund the $198,536 paid to Bristol-Myers to acquire the U.S sales and marketing rights to the Dovonex product line and to fund the purchase of Bristol-Myers’ inventory of Dovonex products as of January 1, 2005 for $6,640, with the increase in interest expense offset in part by the elimination of $2,651 representing the 1 3/8% commitment fee on our $200,000 delayed-draw term loan facility included in our actual interest expense in the year ended December 31, 2005. It is assumed that $200,000 would have been borrowed under the delayed-draw term loan facility with interest at a rate of LIBOR + 2.75% and the remaining $5,176 would have been borrowed under the revolving credit facility with interest at a rate of LIBOR + 2.50%. LIBOR as of the first business day of 2005 was 2.57%. Based on the borrowings above, a  1/8% change in interest rates would impact net income by approximately $251 for the year ended December 31, 2005.

(10) The tax impact on pro forma adjustments has been calculated at the applicable statutory tax rate (2.0%) for the year ended December 31, 2005.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial and other data. Except for the data relating to the year ended December 31, 2005, all data below reflects the consolidated financial and other data of the Predecessor. The year ended December 31, 2005 is our first fiscal year following the Acquisition. The financial statements relating to this period reflect the Acquisition as if the closing took place on January 1, 2005 and the operating results for the period January 1 through January 4, 2005 were ours. The period included only two business days and the impact on the results of operations during the period was not material. Our fiscal year ends on December 31 versus the Predecessor’s year-end of September 30.

The selected consolidated financial data as of December 31, 2004 and 2005 and for the years ended September 30, 2003, September 30, 2004 and December 31, 2005 presented in this table have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data as of September 30, 2001, 2002, 2003 and 2004 and for the fiscal years ended September 30, 2001 and 2002 presented in this table are derived from our consolidated financial statements and related notes which are not included in this prospectus. The selected consolidated financial data as of December 31, 2003 and for the quarter ended December 31, 2003 presented in this table have been derived from our unaudited consolidated financial statements and related notes for such period which are not included in this prospectus. The selected consolidated financial data for the quarter ended December 31, 2004 presented in this table have been derived from our audited consolidated financial statements and related notes for such period included elsewhere in this prospectus.

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Fiscal Year Ended September 30,				Transition Period Quarter Ended December 31,		Fiscal Year Ended December 31,
	Predecessor				Predecessor	Predecessor	Successor
	2001	2002	2003	2004	2003	2004	2005
					(Unaudited)	(Restated)
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
Total revenue(1)(2)	$117,323	$172,231	$365,164	$490,248	$124,789	$136,893	$515,253
Costs and expenses:
Cost of sales(a)(7)	18,417	19,366	42,042	53,488	11,408	34,529	95,224
Selling, general and administrative(7)	42,909	47,174	124,786	146,205	37,745	41,463	162,670
Impairment of intangible assets	—	—	—	—	—	—	38,876
Research and development	8,808	16,000	24,874	26,558	6,692	4,608	58,636
Amortization of intangible assets(7)	24,474	18,252	38,106	52,374	13,185	21,636	233,473
Acquired in-process research and development(7)	—	—	—	—	—	—	280,700
Transaction costs(7)	—	—	—	—	—	50,973	35,975
Net interest expense(7)	16,788	18,916	7,686	9,256	3,152	1,214	147,934

Income (loss) before taxes	5,927	52,523	127,670	202,367	52,607	(17,530)	(538,235)
Provision (benefit) for income taxes	2,897	18,858	41,380	59,390	12,312	11,558 (b)	(13,122)

Income (loss) from continuing operations	3,030	33,665	86,290	142,977	40,295	(29,088)	(525,113)

Discontinued operations, net of tax(3)	13,396	111,511	9,865	8,711	2,405	—	—

Net income (loss)	$16,426	$145,176	$96,155	$151,688	$42,700	$(29,088)	$(525,113)

Balance Sheet Data (at period end):
Cash and cash equivalents	$281,354	$315,571	$88,571	$186,251	$167,500	$229,565	$11,502
Total assets(4)(5)(7)	1,150,039	1,072,231	1,456,419	1,419,295	1,614,403	1,454,243	3,018,215
Total long-term debt(5)(6)(7)	238,715	49,158	341,078	191,701	341,582	192,199	1,989,500
Shareholders’ equity(4)(7)	738,183	909,007	997,125	1,126,640	1,051,701	1,104,087	768,435

Other Data:
Cash flows provided by (used in):
Operating activities(7)	$52,913	$71,539	$165,166	$174,957	$39,310	$47,690	$(22,416)
Investing activities(5)(7)	(140,804)	160,464	(670,677)	103,489	31,669	(7,850)	(2,959,646)
Financing activities(5)(7)	300,145	(267,300)	282,154	(182,594)	6,613	2,603	2,993,564
Capital expenditures	(23,568)	(17,301)	(6,164)	(10,079)	(1,806)	(650)	(8,339)
Ratio of earnings to fixed charges(7)(8)	1.2x	2.7x	11.8x	18.5x	14.7x	(8)	(8)

(a)	Excludes amortization of intangible assets.
(b)	Restated. See Note 2 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus for description.

(1)	The increase in product revenues from fiscal year 2002 to fiscal year 2003 and from fiscal year 2003 to fiscal year 2004 was in part attributable to product acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Additional Factors Affecting Comparability of Results—Acquisitions.”
(2)	We sold the U.S. and Canadian rights to our then-marketed Loestrin products to Duramed in March 2004. Following this sale, we continued to earn revenue from supplying Loestrin to Duramed under a supply agreement. Our total revenue for fiscal years 2004 and 2003, excluding revenue attributable to Loestrin product sales, was $464.0 million and $326.6 million, respectively.
(3)	Discontinued operations represented our pharmaceutical services business, which were Interactive Clinical Technologies, Inc. (sold in August 2002), our Clinical Trial Services business (sold in May 2002) and our Chemical Synthesis Services business (sold in December 2001). In addition in December 2003, we sold our Pharmaceutical Development and Manufacturing Services business, in April 2004 we sold our U.K. Pharmaceutical Sales and Marketing business and in May 2004 we sold our U.K.-based sterile solutions business. We received $343.0 million of proceeds net of costs for the sale of these businesses. The high level of discontinued operations in 2002 is due to the gain on disposal of our above mentioned pharmaceutical services business of $101.1 million net of taxes of $3.9 million. No business was divested in fiscal year 2003. The discontinued operations for fiscal year 2004 included a gain on disposal of $5.4 million, net of a tax charge of $11.8 million on the sale of our Pharmaceutical Development and Manufacturing Services business, our U.K. Pharmaceutical Sales and Marketing business and our U.K.-based sterile solutions business.
(4)	Reflects the issuance of 26.5 million ordinary shares (6.6 million ADS equivalents) in relation to our July 2001 equity offering raising proceeds of approximately $268.0 million net of fees. In 2002, we repurchased 2 million ordinary shares (0.5 million ADS equivalents). In 2004, we repurchased 2.8 million ordinary shares (0.7 million ADS equivalents).
(5)	Reflects the acquisition of products for approximately $650.0 million in 2003, financed with cash on hand and $350.0 million in long term debt.
(6)	Reflects the repayment of a total of $249.3 million in long-term debt in 2002.
(7)	Completing the Acquisition affected our financial condition, results of operations and cash flows in the following ways:
a.	In the quarter ended December 31, 2004 we incurred $51.0 million of transaction costs and $3.7 million of incremental selling, general and administrative costs directly related to the closing of the Acquisition; and
b.	During the quarter ended March 31, 2005 we completed the Acquisition for total consideration of $3,152.1 million, which was funded by approximately $1,283 million of equity contributions, $1,420.0 million of senior secured debt, $600.0 million of 8 3/4% Senior Subordinated Notes and cash on hand. We recorded adjustments to the fair value of our assets and liabilities as of the date of the Acquisition. In the year ended December 31, 2005 the following items were included in our operating results:
•	a charge of $22.4 million in cost of sales representing the write-off of the purchase price allocated to the fair value of our opening inventory,
•	$7.8 million of incremental selling, general and administrative costs directly related to the closing of the Acquisition,
•	a $4.9 million charge in selling, general and administrative expenses for the management fee to the Sponsors,
•	increased amortization expense resulting from the write-up of our identified intangible assets,
•	a $280.7 million write-off of acquired in-process research and development,
•	$36.0 million of transaction costs, and
•	increased interest expense from the indebtedness we incurred to complete the Acquisition.
(8)	For purposes of these computations, earnings consist of income from continuing operations before income taxes plus fixed charges, plus the amortization of capitalized interest, less interest capitalized. Fixed charges include interest on indebtedness from both continuing and discontinued operations, amortization of debt issuance costs, capitalized interest and the portion of lease rental expense representative of interest. In the opinion of management, we estimate the interest component of lease rental expense to be one third of lease rental expense. For the quarter ended December 31, 2004 and for the year ended December 31, 2005, our earnings were insufficient by $17.5 million and $538.2 million, respectively, to cover our fixed charges for such periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion and analysis in conjunction with the consolidated financial statements and the notes to those consolidated financial statements included elsewhere in this prospectus. In addition, the following discussion and analysis does not include the results from our discontinued operations, unless otherwise indicated. This discussion and analysis contains forward-looking statements. See “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Please note that references to “us,” “we,” “our,” and “the Company” for the periods prior to consummation of the Transactions discussed in this section refer to the Predecessor. All references in this discussion and analysis to “fiscal year” are to the twelve months ended September 30 of the year referenced, except for “fiscal year 2005,” which refers to the twelve months ending December 31, 2005.

Overview

We are a specialty pharmaceutical company that develops, manufactures, markets and sells branded prescription pharmaceutical products focused on two therapeutic categories: women’s healthcare and dermatology. Our portfolio of pharmaceutical products are promoted by our sales and marketing organization in the United States. We also distribute a product in Canada.

The Acquisition and Related Financing

We began commercial operations on January 5, 2005 when we acquired the Predecessor. The financial statements included in this prospectus and this discussion and analysis reflect the Acquisition as if the closing took place on January 1, 2005 and the operating results for the period January 1 through January 4, 2005 were those of the Successor. The period included only two business days and the impact on the results of operations during the period was not material. The consolidated financial statements presented for periods ended on or before December 31, 2004 (including the results from operations for the quarter ended March 31, 2004) include the accounts of the Predecessor and all of its wholly-owned subsidiaries.

On October 27, 2004, a company now controlled by the Sponsors reached an agreement on the terms of a recommended acquisition of Warner Chilcott PLC. The Acquisition became effective on January 5, 2005 and thereafter, following a series of transactions, we acquired 100% of the share capital of Warner Chilcott PLC.

To complete the Acquisition, the Sponsors, certain of their limited partners and certain members of our management, indirectly, funded equity contributions to Holdings, the proceeds of which were used by Holdings to purchase 100% of the Company’s share capital for approximately $1,283 million. On January 18, 2005, the Company borrowed an aggregate $2,020.0 million consisting of an initial drawdown of $1,420.0 million under a $1,790.0 million senior secured credit facility and $600.0 million of 8.75% Senior Subordinated Notes due 2015.

The proceeds from the acquisition financings together with cash on hand at Warner Chilcott PLC were used: to pay selling stockholders $3,014.4 million, $70.4 million to retire all of the Predecessor’s outstanding share options, to pay $67.3 million of transaction expenses, to pay debt issuance costs of $82.7 million and to retire all of the Predecessor’s previously outstanding funded indebtedness totaling $195.0 million. The balance of the proceeds were used to fund $36.0 million of transaction costs incurred by the Company and expensed in the quarter ended March 31, 2005 and the remainder was held as cash for working capital purposes.

The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations.” The total purchase price, including direct costs of acquisition, of approximately $3,152.1 million was allocated to the acquired assets and liabilities based on their estimated fair values at the Acquisition Date. These allocations were determined by management taking into consideration valuation reports prepared for us by an independent third party appraisal firm. The excess of the purchase price over the underlying assets acquired and liabilities assumed was allocated to goodwill, which is not deductible for tax purposes.

Factors Affecting Our Results

Revenue

We generate two types of revenue: revenue from product sales (including contract manufacturing) and co-promotion revenue.

Net Sales

We promote a portfolio of branded prescription pharmaceutical products primarily in the women’s health and dermatology segments of the U.S. pharmaceutical market. To generate demand for our products, our sales representatives make face-to-face promotional and educational presentations to physicians who are potential prescribers of our products to their patients. By informing these physicians of the attributes of our products, we generate demand for our products with physicians, who then write prescriptions for our products for their patients, who in turn go to the pharmacy where the prescription is filled. Pharmacies buy our products either directly from us (for example, major retail drug store chains) or through wholesaler pharmaceutical distributors. We sell our products through wholesalers and distributors, and directly to certain national retail drug and grocery store chains and selected mass merchants and recognize revenue when title passes to our customers, generally free on board (“FOB”), destination.

When our unit sales to customers in any period exceed consumer demand (as measured by filled prescriptions in units), our sales in excess of demand must be absorbed before our customers begin to order again. We refer to the amount of inventory held by our customers, generally measured in the number of days demand on hand, as “pipeline inventory”. Pipeline inventories expand and contract in the normal course of business. When comparing reported product sales between periods, it is important to consider whether estimated pipeline inventories increased or decreased during each period.

We generate our revenue primarily from the sale of branded pharmaceutical products in the U.S. market, including our oral contraceptives (Ovcon and Estrostep), our hormone therapy products (femhrt, Estrace Tablets, Femtrace, Estrace Cream and Femring), our oral antibiotic for the treatment of acne (Doryx) and our treatment for premenstrual dysphoric disorder (Sarafem). Our revenue from sales of these products consists primarily of sales invoiced less returns and other deductions.

Included in net sales are amounts earned under contract manufacturing agreements. These activities are by-products of our May 2004 acquisition of the Fajardo, Puerto Rico manufacturing facility from a subsidiary of Pfizer, Inc. (“Pfizer”) and the March 2004 sale of rights to two Loestrin products to a unit of Barr. Under these agreements, we agreed to manufacture certain products for Pfizer and Barr for specified periods. Contract manufacturing is not an area of strategic focus for us and these contracts produce profit margins significantly below the margins realized on sales of distributed products. We expect to phase out the manufacturing of Pfizer products over the next year as we transfer the manufacture of more of our own products to the Fajardo facility.

Changes in revenue from sales of our branded pharmaceutical products from period to period are affected by the following factors:

•	changes in the level of competition faced by our products, including the launch of new products by competitors and the introduction of generic equivalents after the expiration of patents associated with our products;

•	changes in the level of promotional or marketing support for our products and the size of our sales forces;

•	expansion or contraction of the levels of pipeline inventories of our products held by our customers;

•	our ability to successfully develop and launch products that are proprietary product improvements and new products, including products we acquire from third parties;

•	changes in the level of demand for our products, such as the decreases in demand experienced by our oral HT products following the announcement of the early termination of the E&P Arm of the WHI Study; and

•	long-term growth of our core therapeutic categories of women’s healthcare and dermatology.

Other Revenue

During the year ended December 31, 2005 and the fiscal years ended September 30, 2004 and 2003, we generated revenue from a co-promotion agreement with Bristol-Myers for Dovonex. Under this agreement, we earned revenue based on Bristol-Myers’ net sales of the product. Bristol-Myers has informed us that Dovonex generated net sales and gross profits in the U.S. market of approximately $130 million and $92 million, respectively, for Bristol-Myers during 2005. Under the co-promotion agreement, we did not recognize cost of goods sold and the selling and marketing expenses related to co-promotion revenue are included in our selling, general and administrative expenses. Our co-promotion revenue under this contract increased in 2005 in comparison with 2004, and will be replaced by Dovonex sales beginning in 2006 as we acquired the exclusive U.S. sales and marketing rights to Dovonex on January 1, 2006.

Cost of Sales (excluding amortization)

We currently contract with third parties to manufacture many of our products, although we expect to become less dependent on third parties as we take steps to transfer manufacturing of our oral dose products to our owned facility in Fajardo, Puerto Rico. Our supply agreements with these third party manufacturers may include minimum purchase requirements and may provide that the price we pay for the products we sell can be increased based on inflation, increased fixed costs or other factors.

For products that we manufacture (as of December 31, 2005, Estrostep and Femring) and package (as of December 31, 2005, Ovcon, Estrostep, Doryx and femhrt), our direct material costs include the costs of purchasing raw materials and packaging materials. Direct labor costs for these products consist of payroll costs (including benefits) of employees engaged in production, packaging and quality control in our manufacturing plants at Fajardo, Puerto Rico and Larne, Northern Ireland. The largely fixed indirect costs at our manufacturing plants consist of production, overhead and laboratory costs.

Due to the fact that many of our products are manufactured by third parties, the main factors that influence the cost of sales as a percentage of revenue are the terms of our supply agreements. As of September 14, 2005 and January 1, 2006, we became the exclusive licensee of the U.S. sales and marketing right to Taclonex and Dovonex, respectively, under agreements entered into with LEO Pharma. We are obligated to pay LEO Pharma specified supply fees and royalties as a percentage of net sales (as calculated under the terms of the agreements). In addition, with respect to Dovonex, we are obligated to pay Bristol-Myers a royalty of 5% of net sales until 2007. We expect that our cost of sales, as a percentage of revenues, will increase beginning in 2006 as a result of the supply fees and royalties that we will pay to LEO Pharma and Bristol-Myers for Dovonex and to LEO Pharma for Taclonex. See “Business—History and Development of the Company—Dovonex and Taclonex Transactions.”

Gross Profit (excluding amortization)

Our gross profit on product net sales in calendar 2005 was reduced by $22.4 million representing the increased value of our opening inventory recorded through the allocation of the Acquisition purchase price and flowing through cost of sales. Excluding the impact of the increased value of our opening inventory in 2005, our gross profit on product net sales has generally followed the changes in our net sales. The gross profit margins we generate from product net sales as a percentage of product net sales fluctuates based on the mix of products sold, particularly the level of contract manufacturing sales as the profit margins on those sales are substantially lower than those generated from sales of distributed products. We do not include amortization expense as a component of cost of sales in determining gross profit.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of all expenditures incurred in connection with the sales and marketing of our products, including our distribution and warehousing costs. The major items included in sales and marketing expenses are:

•	costs associated with employees in the field sales forces, sales force management and marketing departments, including both fixed salaries and incentive bonuses;

•	promotional and advertising costs; and

•	distribution and warehousing costs reflecting the transportation and storage associated with transferring products from our manufacturing facilities to our distribution contractors and on to our customers.

Changes in sales and marketing expenses as a percentage of our revenue may be affected by a number of factors, including:

•	changes in sales volumes, as higher sales volumes enable us to spread the fixed portion of our sales and marketing expenses over higher sales;

•	changes in the mix of products we sell, as some products require more intensive promotion than others;

•	changes in the composition, focus and number of our sales forces, such as when we establish or expand our sales forces to market a new product; and

•	new product launches in existing and new markets, as these launches typically involve intense promotion efforts and associated expenses.

Administrative expenses consist of management salary and payroll costs, rent and miscellaneous administration and overhead costs. In addition, during the fiscal year ended September 30, 2004 and the quarter ended December 31, 2004, the Predecessor incurred administrative costs in preparation for the Acquisition. In 2005, we incurred significant administrative costs resulting from the execution and completion of the Acquisition and ongoing litigation expenses.

Research and Development

Since we conduct very little early stage exploratory research, our research and development expenses comprise mainly development costs. These development costs are typically associated with:

•	developing improvements to our existing products and new and enhanced dosage forms;

•	developing new products that deliver compounds which have been previously shown to be safe and effective; and

•	supporting and conducting late-stage clinical trials and subsequent registration of products we develop internally or license from third parties.

Research and development costs also include payments to third party licensors when products that we have licensed reach milestones (such as FDA approval). These payments are typically made based on the achievement of milestones. Milestone payments are recognized as expenses, unless they meet the criteria of an intangible asset, in which case they are capitalized and amortized over their useful lives.

The aggregate level of our research and development expense in any period is related to the number of products in development and the stage of their development process. Development costs for any particular product may increase progressively in the development process, with Phase III clinical trials accounting for a significant part of the total development costs of a product.

Depreciation and Amortization

Depreciation costs relate to the depreciation of property, plant and equipment and are included in our statement of operations primarily in cost of sales. Depreciation is calculated on a straight-line basis over the expected useful life of each class of asset. No depreciation is charged on land.

Amortization costs relate to the amortization of intangible assets, which consist primarily of intellectual property rights. Amortization is calculated on either an accelerated or a straight-line basis, over the expected useful life of the asset, with each identifiable asset assessed individually. Patents and other intellectual property rights are amortized over periods not exceeding 15 years.

Interest Income and Interest Expense

Interest income consists primarily of interest income earned on our cash balances. Interest expense consists of interest on outstanding indebtedness and the amortization of financing costs.

Income Tax Expenses

Income tax expense consists of current corporation tax expense, deferred tax expense and any other accrued tax expense. For periods prior to December 31, 2004, our parent was a United Kingdom company and our composite tax rate reflected the rates in four tax jurisdictions: the United Kingdom, the United States, the Republic of Ireland and Puerto Rico. Our effective tax rate was 29% in fiscal year 2004. In connection with the Acquisition, we reorganized and have a Bermudian parent company and substantial operations in Puerto Rico and the United States. We have a tax agreement with the Puerto Rican tax authorities whereby our earnings in Puerto Rico, which are a large component of our overall earnings, are subject to a 2% income tax for a period of 15 years. We expect our effective tax rate for periods after the Acquisition to be substantially less than the rates for the Predecessor in periods prior to the Acquisition.

Critical Accounting Policies and Estimates

We make a number of estimates and assumptions in the preparation of our financial statements in accordance with accounting principles generally accepted in the United States. Actual results could differ significantly from those estimates and assumptions. The following discussion addresses our most critical accounting policies, which we believe are important to the portrayal of our financial condition and results and require management’s judgment regarding the effect of uncertain matters.

On an ongoing basis, management evaluates its estimates and assumptions, including those related to revenue recognition, recoverability of long-lived assets and continued value of goodwill and intangible assets. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable at the time the estimates and assumptions are made. Actual results may differ from these estimates and assumptions under different circumstances or conditions.

Revenue Recognition

Revenue from product sales is recognized when title to the product transfers to our customers, generally FOB, destination. Recognition of revenue also requires reasonable assurance of collection of sales proceeds and completion of all performance obligations. We warrant products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product revenues are recorded net of trade discounts, sales returns, rebates, coupons, value added tax and similar taxes and fee for service arrangements with certain distributors. Revenues associated with co-promotion agreements are recognized based on a percentage of sales reported by third parties.

We establish accruals for rebates, coupons, trade discounts, returns, value-added tax and similar taxes and fee for service arrangements with distributors in the same period that they recognize the related sales. Accrued rebates include amounts due under Medicaid, managed care rebates and other commercial contractual rebates. We estimate accrued rebates based on a percentage of selling price determined from historical experience. Returns are accrued based on historical experience. These accruals reduce revenues and are included as a reduction of accounts receivable or as a component of accrued expenses. At December 31, 2005 and 2004 the accrued balances relative to these provisions included in accounts receivable were $27.3 million and $24.7 million (of which, $23.7 million and $20.8 million relate to reserves for product returns), respectively. The accrued balances included in accrued liabilities were $9.9 million and $7.9 million at December 31, 2005 and 2004, respectively.

Impairment of Goodwill

We periodically evaluate acquired businesses for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and the operational performance of our business. We carry out an annual impairment review of goodwill unless events occur which trigger the need for an earlier impairment review. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our business is impaired. Any resulting impairment could affect our financial condition and results of operations. Our recorded goodwill increased substantially in 2005 as a result of the Acquisition. We completed our annual test during the quarter ended December 31, 2005.

Impairment of Definite-Lived Intangible Assets

We assess the impairment of definite-lived intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment review include, but are not limited to: (i) significant negative industry or economic trends; and (ii) current, historical or projected losses with the expectation of continuing losses. When we determine that there is an indicator that the carrying value of definite-lived intangible assets may not be recoverable, we measure impairment based on estimates of future cash flow. These estimates include assumptions about future conditions within the Company and the industry. If actual cash flows differ from those projected by management, additional write-offs may be required. In 2005, we wrote down the value of certain definite-lived intangible assets and recorded an impairment expense of $38.9 million in our statement of operations in 2005.

We also have a trademark with an indefinite life, which is not amortized. However, the carrying value would be adjusted if it were determined that the fair value has declined.

Income Taxes

The Company must make certain estimates and judgments in determining its net income for financial statement purposes. This process affects the calculation of certain of its tax liabilities and the determination of the recoverability of certain of its deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense. Deferred tax assets and liabilities could also be affected by changes in tax laws and rates in the future.

A valuation allowance is established to reduce deferred tax assets if, based on available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. All available positive and negative evidence is considered in evaluating the ability to recover deferred tax assets, including past operating results, the existence of cumulative losses in recent years, and the forecast of future taxable income. Assumptions used to estimate future taxable income include, the amount of future state, federal and international pretax operating income and the reversal of temporary differences. These assumptions are consistent with the Company’s plans and estimates used to manage its business, however, such assumptions require significant judgment about the forecasts of future taxable income.

Any recorded valuation allowances will be maintained until it is more likely than not that the deferred tax assets will be realized. Income tax expense recorded in the future will be reduced to the extent of decreases in these valuation allowances. The realization of remaining deferred tax assets is principally dependent on future taxable income. Any reduction in future taxable income may require an additional valuation allowance to be recorded against the Company’s deferred tax assets. An increase in the valuation allowance would result in additional income tax expense and could have a significant impact on future earnings.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules in various jurisdictions. Tax liabilities are recorded for potential tax audit issues in these various tax jurisdictions based on management’s estimate of whether, and the extent to which, additional taxes will be due. These reserves are adjusted in light of changing facts and circumstances. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the Company’s tax liabilities. If the estimate of tax liabilities were less than the ultimate assessment, then an additional charge to expense would result. If payment of these amounts is ultimately less than the recorded amounts, then the reversal of the liabilities would result in tax benefits being recognized in the period when it is determined the liabilities are no longer necessary. Any adjustment to tax liabilities that relate to tax uncertainties existing at the date of the acquisition will result in an adjustment to the goodwill recorded at the date of Acquisition.

Acquired In-Process Research and Development

We allocated $280.7 million of the Acquisition purchase price to the estimated fair value of product development projects that, as of the Acquisition Date, were not approved by the FDA for promotion and sale in the United States, and had no alternative future use (in-process research and development or “IPR&D”). Accordingly, this amount was immediately expensed and is included in our consolidated statement of operations for the year ended December 31, 2005. The estimated fair value of the acquired IPR&D was comprised of the following projects:

Value of Acquired IPR&D
(dollars in millions)
WC 2060 (oral contraceptive)	$182.7
Loestrin 24 Fe (oral contraceptive)	30.0
Taclonex (combination product for psoriasis)	68.0

Total	$280.7

We determined the estimated fair value of these projects based on a discounted cash flow model using a discount rate of 13.0%. For each project, the estimated after-tax cash flows were probability weighted to take into account the stage of completion and the risks surrounding the successful development, obtaining FDA approval and commercialization.

The projects, which were in various stages of development, are expected to reach completion at various dates ranging from 2006 through 2010. The major risks and uncertainties associated with the timely and successful completion of these projects consists of the ability to confirm the safety and efficacy of the products based on data from clinical trials and obtaining necessary regulatory approvals.

Taclonex and Loestrin 24 Fe were approved by the FDA in January and February 2006, respectively, and are expected to begin generating revenue in the first half of calendar 2006. The timing of the approvals was generally in line with the assumptions made in estimating the value of the acquired IPR&D for these two product development projects.

It was our intention to file an NDA for a next-generation Estrostep oral contraceptive, WC 2060, in 2006. However, based on discussions with the FDA, we have concluded an additional clinical trial would be necessary to support consideration of a WC 2060 application. Consequently, the pace of the project to develop WC 2060, has slowed significantly as we are evaluating the position of this project in our development program. As we evaluate priorities in our overall clinical program, a decision on whether we will move forward with the additional clinical trial for WC 2060 will likely be deferred for at least 12 months.

Litigation

We are involved in various legal proceedings of a nature considered normal to our business, including product liability and other litigation and contingencies. We record reserves related to these legal matters when we conclude that losses related to such litigation or contingencies are both probable and reasonably estimable. We self insure for liability not covered by product liability insurance, based on an estimate of potential product liability claims. We develop such estimates in consultation with our insurance consultants and outside legal counsel. See Note 16 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus.

Restatement

As more fully discussed in Note 2 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus, we restated our financial statements for the quarter ended December 31, 2004.

Results of Operations

Operating Results for the Year Ended December 31, 2005 (Successor) compared to the Fiscal Year Ended September 30, 2004 (Predecessor)

The Predecessor operated and reported using a fiscal year ending on September 30. After the acquisition of the Predecessor, we changed our fiscal year to a calendar year.

During the year ended December 31, 2005, we recorded a number of expenses directly related to the closing of the Acquisition including $36.0 million of transaction related expenses, $7.8 million of incremental operating expenses resulting from the Acquisition that are included in selling, general and administrative expense, $280.7 million representing the write-off of the estimated fair value of acquired in-process research and development projects and $22.4 million representing the increased value of our opening inventory recorded through the allocation of the Acquisition purchase price and reflected in cost of sales during the period.

Included in the Predecessor’s results for the fiscal year ended September 30, 2004 were $26.3 million of revenue and $24.5 million of profit before taxes from sales of certain Loestrin brand oral contraceptive products in the United States and Canada. We sold the U.S. and Canadian rights to two Loestrin products to Barr on March 24, 2004. The Loestrin revenue and profits were not classified as discontinued operations as the Company continues to supply Barr with its requirements of Loestrin product. Revenue from the sale of Loestrin products to Barr is included in net sales.

Revenue

The following table sets forth our revenue for the year ended December 31, 2005 (Successor) and the fiscal year ended September 30, 2004 (Predecessor) with the changes over the prior year period:

	Successor	Predecessor
	Year Ended December 31, 2005	Fiscal Year Ended September 30, 2004	Increase / (Decrease)
			Dollars	Percent
		(dollars in millions)
Oral Contraceptives
Ovcon	$90.2	$71.5	$18.7	26.1%
Estrostep	81.3	61.7	19.6	31.8%
Loestrin (U.S. and Canada)	—	26.3	-26.3	-100.0%

Total	$171.5	$159.5	$12.0	-7.5%

Hormone Therapy
Estrace Cream	53.9	58.1	-4.2	-7.3%
femhrt	61.2	70.5	-9.3	-13.3%
Femring	10.7	8.3	2.4	28.4%
Estrace Tablets	9.2	14.7	-5.5	-37.4%
Femtrace	2.4	—	2.4	100.0%

Total	$137.4	$151.6	$-14.2	-9.5%

Dermatology
Doryx	95.8	69.5	26.3	37.9%

PMDD
Sarafem	41.6	59.5	-17.9	-30.1%

Other product sales
Other products	23.5	34.0	-10.5	-30.6%
Contract manufacturing	24.5	8.3	16.2	195.3%

Total product net sales	$494.3	$482.4	$11.9	2.5%

Other revenue
Dovonex co-promotion	21.0	7.8	13.2	169.2%

Total revenue	$515.3	$490.2	$25.1	5.1%

Revenue in the year ended December 31, 2005 was $515.3 million, an increase of 5.1% over the fiscal year ended September 30, 2004. Excluding the non-strategic and low margin contract manufacturing revenue and the $26.3 million in sales of the divested Loestrin products in the 2004 period, our revenue growth was 7.7%.

We sell our products through distributors and wholesalers, and directly to certain national retail drug and grocery store chains and selected mass merchants. Several of our largest customers have moved to so-called “fee for service” business models. Under the fee for service model, we pay these customers a fee for distributing our products to retailers. The former model relied heavily on speculative buying in advance of price increases and profits on resale to generate the distributors’ profits and they had economic incentives to hold more inventory than needed to serve their customers’ demands. As a result of the move to the fee for service model, distributors’ incentives for holding excess inventory, what we call pipeline inventory, are eliminated. We believe that over the longer term, the change to fee for service distribution models will benefit us in several significant ways. First, our reported net sales will more closely correlate with consumer demand for our products. Second, as part of the agreements we obtain visibility into our distributors’ inventories, which will improve our ability to accurately forecast sales. Finally, when we are able to increase prices on our products, the immediate benefits of those price increases will accrue to us.

In the quarter ended March 31, 2005, we entered into new distribution agreements with two of our major customers. Beginning in the second quarter of 2005, these distributors substantially reduced their investment in inventories of our products. We estimate that the contraction of these distributors’ pipeline inventory reduced our net sales by approximately $18.1 million in the year ended December 31, 2005. The products most affected by the new distribution agreements were Ovcon, Estrace Cream and Estrace Tablets. We believe the pipeline inventories of our products as of December 31, 2005 were reduced to a level such that the majority of the net sales impact from the two agreements has been realized.

Our oral contraceptive products, Ovcon and Estrostep, were the primary focus of our sales forces beginning in early 2004 and that promotional effort produced strong growth in prescription demand for both products. Ovcon revenue growth of 26.1% for the year ended December 31, 2005 versus the prior fiscal year was driven primarily by growth in filled prescriptions (a proxy for unit growth) combined with the impact of price increases. The 31.8% growth of Estrostep sales in 2005 over the prior year was driven by a combination of strong growth in filled prescriptions and the impact of price increases. We believe that the sales growth rates of both Ovcon and Estrostep in comparison with the prior year period was reduced due to the contraction of pipeline inventories for the products during the 2005 period relative to 2004.

Sales of our HT products continue to be affected by the general decline in the HT markets that began in July 2002 following the NIH’s early termination of the E&P Arm of the WHI Study. The market decline has slowed, but during 2005 we decreased our promotional emphasis on HT products in favor of products with greater market potential, especially our oral contraceptives. Our HT product sales decreased $14.2 million, or 9.5%, in 2005 compared with the prior year. Despite decreased promotion, unit demand for Estrace Cream (measured by filled prescriptions) was relatively flat during calendar 2005 compared with fiscal 2004. We believe that the decrease in our net sales of Estrace Cream is attributable to a contraction in the level of pipeline inventories held by our customers during the 2005 periods relative to fiscal 2004. We do not actively promote Estrace Tablets as the product faces significant generic competition. Filled prescriptions for Estrace Tablets, continue to decline at a predictable rate and we have taken aggressive price increases to offset a portion of that decline. We launched Femtrace, an estrogen therapy product, in November 2005.

In dermatology, sales of our oral antibiotic Doryx increased $26.3 million, or 37.9%, in 2005 in comparison with the prior fiscal year. Market demand for Doryx (as measured by filled prescriptions) increased modestly in 2005 versus the prior fiscal year. The increase in Doryx sales in the current year was due to price increases, the launch of Doryx delayed-release tablets in the third quarter of 2005, a permanent expansion in pipeline inventory caused by an increase in the Doryx package size from 50 to 100 tablets per bottle, and the realignment of our sales forces completed on July 1, 2005 that resulted in our having a specialty sales force focused specifically on dermatologists.

For the year ended December 31, 2005, we recorded revenue of $21.0 million relating to our co-promotion with Bristol-Myers for Dovonex compared with $7.8 million in fiscal year 2004. We were compensated at a higher rate, as a percentage of Dovonex net sales, under the agreement in 2005 compared to the prior fiscal year.

Sarafem, our product used to treat PMDD, had sales of $41.6 million in 2005, compared with $59.5 million in 2004. The decreased sales of Sarafem in comparison with the prior year period was a result of sharp declines in overall prescription demand offset by contractions of pipeline inventories in the prior year period and the impact of price increases. We believe that Sarafem, which is patent protected until May 2008, is facing significant indirect competition from generic fluoxetine, the active ingredient in Sarafem and branded selective serotonin reuptake inhibitors (“SSRIs”) that are increasingly targeting the PMDD market.

In 2005, we recorded revenues of $24.5 million from contract manufacturing activities in our facility in Fajardo, Puerto Rico compared to $8.3 million in fiscal year 2004. The Fajardo facility was purchased in May 2004.

Gross profit on product net sales (excluding amortization)

Gross profit on product net sales decreased $29.8 million to $399.1 million in 2005 from $428.9 million in the prior fiscal year. The reported gross profit margin in 2005 was 80.7% compared to a gross profit margin in the prior fiscal year of 88.9%. Inventory step up included in cost of sales in 2005 of $22.4 million represents the increased value of our opening inventory recorded through the allocation of the Acquisition purchase price. Excluding the impact of the increased value of our opening inventory, our adjusted gross profit decreased $7.4 million or 1.7% over the prior year period and the gross profit margin, similarly adjusted, declined from 88.9% in the prior fiscal year to 85.3% in the year ended December 31, 2005. Significant items contributing to the decline in the adjusted gross profit margin were higher contract manufacturing sales, an increase in the unit cost of Ovcon 35 under our supply agreement with Barr as compared with the prior supply agreement with Bristol-Myers and the elimination of high-margin Loestrin sales in 2005 (sold to Barr in March 2004).

	Successor	Predecessor	$ Change	Percent Change
	Year Ended December 31, 2005	Fiscal Year Ended September 30, 2004
	(dollars in millions)
Product net sales	$494.3	$482.3	$12.0	2.5%
Cost of goods sold	95.2	53.4	41.8	78.0%

Gross profit on product net sales	$399.1	$428.9	$(29.8)	-7.0%

Gross margin percentage	80.7%	88.9%

Gross profit on product net sales	$399.1	$428.9	$(29.8)	-7.0%
Plus inventory step up	22.4	—	22.4	100%

Adjusted gross profit on product net sales	$421.5	$428.9	$(7.4)	-1.7%

Adjusted gross margin percentage	85.3%	88.9%

Selling, general and administrative expenses

Selling, general and administrative expenses in 2005 were $162.7 million, an increase of $16.5 million, or 11.3% from $146.2 million in 2004. This increase included operating costs totaling $7.8 million that we incurred during the period in connection with the closing of the Acquisition in January 2005. These costs were mainly employee retention compensation and fees for outside services. Also included in SG&A in 2005 are $4.9 million of management fees to the Company’s equity sponsor group and $6.5 million of non-cash expenses associated with the new share-based compensation plans put in place in connection with the closing of the Acquisition. SG&A expenses for the year ended September 30, 2004 included $3.2 million of costs for professional fees related to the Acquisition and $2.2 million of non-cash expenses from the predecessor’s share-based compensation plan. Excluding these costs for both periods, SG&A increased $2.6 million due to an increase in the size of our sales forces offset by decreased advertising and product promotional expenses and a decrease in general and administrative expenses costs following the consolidation of certain activities from the Predecessor’s U.K. headquarters into our Rockaway, New Jersey location.

Our selling, general and administrative expenses are comprised of the following:

	Successor	Predecessor	$ Change	Percent Change
	Year Ended December 31, 2005	Fiscal Year Ended September 30, 2004
	(dollars in millions)
Advertising and Promotion	$41.0	$49.0	$(8.0)	-16.2%
Selling and Distribution	67.9	55.1	12.8	23.3%
General, Administrative and Other	53.8	42.1	11.7	27.3%

Total	$162.7	$146.2	$16.5	11.3%

Research and Development

Our investment in research and development expenses totaled $58.6 million in 2005 compared with $26.6 million in the prior fiscal year. Our product development activities are mainly focused on improvements to our existing products, new and enhanced dosage forms and new products delivering compounds which have been previously shown to be safe and effective. Included in 2005 was $37.0 million representing our initial costs to acquire the exclusive U.S. sales and marketing rights to all of LEO Pharma’s products and product improvements that contain calcipotriene or a combination of calcipotriene and a steroid in the United States until 2020 and a right of first refusal and last offer for U.S. sales and marketing rights to all dermatology products developed by LEO Pharma through 2010. Excluding the $37.0 million, our investment in research and development decreased $4.9 million compared with fiscal 2004.

Amortization

Amortization expense in 2005 was $233.5 million, which represents a significant increase from the prior year. This increase is due to the increased carrying value of the Company’s definite-lived intangible assets recorded in connection with the Acquisition.

Impairment of intangible assets

During the quarter ended December 31, 2005, the market performance of two of our non-core products, Sarafem and Duricef, deteriorated triggering the need for impairment review of the recoverability of the associated intangible assets. Our promotional efforts for Sarafem in the first half of 2005 were unsuccessful in arresting the decline of the brand, which faced new competitors in the PMDD segment and, we believe, lost prescriptions to generic fluoxetine. In 2005, we substantially reduced our promotion of Sarafem. Duricef encountered generic competition in 2005, an event that had been anticipated, but the erosion of prescriptions to the generic versions was more rapid than had been expected. Based on these events, we developed undiscounted cash flow forecasts for each of the products to evaluate the carrying value of the associated definite-lived intangible assets relative to their fair value. We estimated the fair value of the products using a discounted cash flow analysis. The fair value was compared to the carrying value and the differences were recorded as impairment charges for the quarter ended December 31, 2005 as follows:

Product (dollars in millions)
Sarafem	$11.8
Duricef	27.1

Total	$38.9

This non-cash expense is included in the statement of operations for the year ended December 31, 2005.

Acquired in-process research and development

We allocated $280.7 million, which represents a significant increase from the prior year, of the purchase price paid to complete the Acquisition to the fair value of product development projects that, as of the acquisition date, were not approved by the FDA for promotion and sale in the United States and had no alternative future use (in-process research and development or “IPR&D”). This amount was expensed during in the first calendar quarter of 2005 and is included in the Company’s consolidated statement of operations for the year ended December 31, 2005.

Transaction costs

During the year ended December 31, 2005 we incurred $36.0 million of expenses representing mainly (1) fees related to bridge financing necessary to complete the Acquisition and (2) the net cost of contracts purchased to hedge movements in the U.S. dollar versus the British pound sterling during the period leading up to the closing of the Acquisition. These costs were directly related to the Acquisition but were not considered part of the purchase price. These costs are shown in a separate line item in our statement of operations.

Interest income and interest expense (“Net interest expense”)

Net interest expense in 2005 was $147.9 million, an increase of $138.6 million from $9.3 million in the prior fiscal year. The increase is the result of increased debt service relating to the Company borrowing $1,400.0 million under bank term credit facilities, issuing $600.0 million of 8.75% senior subordinated notes and borrowing varying amounts under a revolving credit facility to fund the Acquisition in January 2005.

Income tax (benefit)/provision

The Company’s effective tax rate for the year ended December 31, 2005 was (2.4%) versus 29.4% in the fiscal year ended September 30, 2004. The decrease in the effective tax rate from the prior year period was due primarily to the Company’s agreement with the Puerto Rican tax authorities whereby the Company’s earnings in Puerto Rico, which are a large component of our overall earnings, are subject to a 2.0% tax. Additionally, the effective tax rate is impacted by the Company’s organization and structure resulting from the Acquisition. The Company is a Bermudan holding company with significant operating subsidiaries in the United States, Puerto Rico, Ireland and the United Kingdom. The Predecessor was a U.K. domiciled entity. In connection with the Acquisition, the effective tax rate was unfavorably impacted by non-deductible transaction costs and non-deductible acquired in-process research and development costs.

The valuation allowance for deferred tax assets of $12.1 million and $9.1 million at December 31, 2005 and 2004, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss carryforwards in various jurisdictions. The Company expects to generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on its Consolidated Balance Sheets. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, which requires a valuation allowance be established or maintained when it is “more likely than not” that all or a portion of deferred tax assets will not be realized.

Our calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations in various tax jurisdictions. Amounts related to tax contingencies that management has assessed as probable and estimable have been appropriately recorded. Potential liabilities arising from tax audit issues are recorded based on our estimate of whether, and the extent to which, additional taxes may be due. These liabilities may be adjusted to take into consideration changing facts and circumstances. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. These potential tax liabilities are recorded in accrued expenses in the Consolidated Balance Sheet.

Except for earnings that are currently distributed, no additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries. This is due to such earnings being permanently reinvested, the investments being essentially permanent in duration, or the Company concluding that no additional tax liability will arise as a result of distribution of such earnings. If any of these subsidiaries make distributions or are disposed of, a liability could arise. It is not practicable for the Company to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Discontinued Operations

Our discontinued operations for the year ended September 30, 2004 represent our former U.K. pharmaceutical products business sold in April 2004 and our U.K. sterile solutions business sold in May 2004. In March 2004, we sold the exclusive sales and marketing rights to certain Loestrin products to Duramed, for the United States and Canada. Loestrin revenue and profits were not classified as discontinued operations for periods prior to the sale date because we have an ongoing agreement to supply Duramed with its requirements of Loestrin products through April 2008. Revenues from the sale of Loestrin products to Duramed are included in net sales. In the fiscal year ended September 30 2004, the income from discontinued operations, including gain on disposal, was $8.7 million net of a tax charge of $13.2 million.

Net (Loss) / Income

Due to the factors described above, we reported a net (loss) of ($525.1) million for the year ended December 31, 2005 compared with net income of $151.7 million for the fiscal year ended September 30, 2004.

Operating Results for the Quarter Ended December 31, 2004—Restated (Predecessor) and 2003 (unaudited) (Predecessor)

During the quarter ended December 31, 2004, which served as a transition period as we changed fiscal years to a calendar year, we recorded a number of expenses directly related to the closing of the Acquisition including transaction related expenses of $51.0 million and $3.7 million of incremental operating expenses resulting from the Acquisition that are included in selling, general and administrative expense.

Included in the Predecessor’s results for the quarter ended December 31, 2003 was $12.5 million of revenue and $11.6 million of profit before taxes from sales of certain Loestrin brand oral contraceptive products in the United States and Canada. The U.S. and Canadian rights to two Loestrin products were sold to a unit of Barr on March 24, 2004. The Loestrin revenue and profits were not classified as discontinued operations as the Company supplies Barr with its requirements of Loestrin product through April 2008. Revenue from the sale of Loestrin products to Barr is included in net sales.

Revenue

The following table sets forth our revenue for the quarters ended December 31, 2004 and 2003 with the changes over the prior year period:

	Quarter Ended December 31,		Increase/ (Decrease)
	2004	2003	Dollars	Percent
		(unaudited)
	(dollars in millions)
Oral Contraceptives
Ovcon	$22.3	$16.2	$6.1	37.3%
Estrostep	17.7	12.9	4.8	37.5%
Loestrin (U.S. and Canada)	—	12.5	(12.5)	(100.0)%

Total	$40.0	$41.6	$(1.6)	(3.8)%

Hormone Therapy
Estrace Cream	16.1	13.0	3.1	24.2%
femhrt	16.3	17.2	(0.9)	(5.0)%
Femring	3.7	0.8	2.9	358.6%
Estrace Tablets	3.6	2.0	1.6	73.5%

Total	$39.7	$33.0	$6.7	20.3%

Dermatology
Doryx	18.8	15.7	3.1	20.1%

PMDD
Sarafem	13.0	24.6	(11.6)	(47.0)%

Other product sales
Other products	7.8	9.2	(1.4)	(16.2)%
Contract manufacturing	11.4	—	11.4	100.0%

Total product net sales	$130.7	$124.1	$6.6	5.3%

Other revenue
Dovonex co-promotion	6.2	0.7	5.5	n.m

Total revenue	$136.9	$124.8	$12.1	9.7%

Revenue in the quarter ended December 31, 2004 was $136.9 million, an increase of 9.7% over the same quarter in the prior year. Excluding $12.7 million of non-strategic and low margin contract manufacturing revenue from the 2004 quarter and $12.5 million sales of the divested Loestrin products in the 2003 quarter, our revenue growth was 11.8%.

Our oral contraceptive products, Ovcon and Estrostep, have been the primary focus of our sales forces since early 2004 and that promotional effort has produced strong growth in demand for both products. Ovcon revenue growth of 37.3% and Estrostep growth of 37.5% versus the prior year quarter were driven by growth in filled prescriptions (unit growth) combined with the impact of price increases and modest expansions in the levels of wholesaler pipeline inventories of both products during the quarter.

Sales of our HT products were affected by the general decline in the HT markets that began in July 2002 following the NIH’s early termination of the E&P Arm of the WHI Study. The market decline began to slow in the quarter ended December 31, 2004, but we decreased our promotional emphasis on HT products in favor of products with greater market potential, especially our oral contraceptives. Our HT product sales increased by $6.7 million or 20.3% in the quarter ended December 31, 2004 compared with the prior year quarter, with sales of Estrace Tablets, Estrace Cream and Femring all increasing while sales of femhrt declined. Despite decreased promotion, unit demand for Estrace Cream (measured by filled prescriptions) was essentially flat compared with the prior year. We do not actively promote Estrace Tablets as the product faces significant generic competition.

Filled prescriptions for Estrace Tablets continue to decline at a predictable rate and we have taken aggressive price increases to offset a portion of that decline. Pipeline inventories of Estrace Tablets were substantially reduced during the prior year quarter, which had the effect of reducing our sales during the period. This accounts for a large part of the increase in Estrace Tablet sales in the December 2004 quarter in comparison with the December 2003 quarter.

In dermatology, our oral antibiotic Doryx had revenue growth of $3.1 million or 20.1% in the quarter ended December 31, 2004 over the prior year quarter. Market demand for Doryx (as measured by filled prescriptions) increased slightly versus the prior year quarter and the company benefited from the impact of price increases. A modest increase in pipeline inventories of Doryx during the quarter accounted for a portion of the growth in revenue versus the prior year quarter.

During the quarter ended December 31, 2004 we recorded $6.2 million of revenue relating to our co-promotion with Bristol-Myers for Dovonex compared with $0.7 million in the prior year. We were compensated at a higher rate, as a percentage of Dovonex net sales, under the agreement in the December 2004 quarter than in the prior year quarter.

Sarafem, our product used to treat PMDD, had sales of $13.0 million in the quarter ended December 31, 2004, a 47.0% decrease versus the prior year quarter. Unit demand, as measured by filled prescriptions, declined more than 30%. Net sales of Sarafem in the prior year quarter were high relative to unit demand as Sarafem pipeline inventories expanded considerably during the period. Pipeline inventories contracted modestly during the December 2004 quarter. We believe that Sarafem, which is patent protected until May 2008, is facing significant indirect competition from generic fluoxetine, the active ingredient in Sarafem, and branded SSRIs that are increasingly targeting the PMDD market. Efforts to slow the decline of filled prescriptions have, to date, been unsuccessful.

In the quarter ended December 31, 2004 we recorded revenues of $11.4 million from contract manufacturing activities in our facility in Fajardo, Puerto Rico. We had no such activities in the quarter ended December 31, 2003 as the Fajardo facility was purchased in May 2004.

Gross profit on product net sales (excluding amortization)

Gross profit on product sales decreased $16.5 million to $96.2 million in the quarter ended December 31, 2004 from $112.7 million in the prior year quarter. Our gross profit margin on product net sales was 73.6% compared to a gross margin in the prior year quarter of 90.8%. The decrease in our gross profit margin in comparison with the prior year quarter was the result of several factors. Certain Loestrin products, which were divested in March 2004, accounted for $12.5 million of high profit margin sales in the prior year quarter. Adding to the relative decline, our December 2004 quarter included $11.4 million of sales from low margin contract manufacturing activities with no such revenue in the prior year quarter.

	Predecessor		$ Change	Percent Change
	Quarter Ended December 31,
	2004	2003
	(dollars in millions)
Product net sales	$130.7	$124.1	$6.6	5.3%
Cost of goods sold	34.5	11.4	23.1	202.7%

Gross profit on product net sales	$96.2	$112.7	$(16.5)	-14.7%

Gross margin percentage	73.6%	90.8%

Selling, general and administrative expenses

Selling, general and administrative expenses for the quarter ended December 31, 2004 were $41.5 million, an increase of $3.8 million, or 9.9% from $37.7 million in the quarter ended December 31, 2003. This increase is mainly due to operating expenses totaling $3.7 million that we incurred in connection with the closing of the Acquisition in January 2005. These costs related to amounts accrued by the Predecessor to cover payments required to be made to an executive under change of control provisions of an employment agreement. Our selling and distribution costs increased 30.7% due to an increase in headcount, offset by a reduction in advertising and promotion.

Our selling, general and administrative expenses are comprised of the following:

	Predecessor		$ Change	Percent Change
	Quarter Ended December 31,
	2004	2003
	(dollars in millions)
Advertising and Promotion	$8.7	$13.6	$(4.9)	-35.9%
Selling and Distribution	16.7	12.8	3.9	30.7%
General, Administrative and Other	16.1	11.3	4.8	41.2%

Total	$41.5	$37.7	$3.8	9.9%

Research and Development

Research and development costs were $4.6 million for the quarter ended December 31, 2004; a decrease of $2.1 million or 31.1% compared with the quarter ended December 31, 2003. In both years our expenditures were primarily for work on our oral contraceptive line extensions and line extensions for Doryx. The decrease in research and development costs compared with the prior year quarter reflects the timing of expenses for product development projects.

Amortization

Amortization expense in the quarter ended December 31, 2004 was $21.6 million, an increase of $8.4 million from $13.2 million in the quarter ended December 31, 2003. This increase is due to the impact of contingent payments made to Pfizer with respect to our purchase of the Estrostep and femhrt product lines and increased amortization related to our purchase of rights to Barr’s ANDA for which our Ovcon 35 is the reference product.

Transaction costs

During the quarter ended December 31, 2004 we incurred $51.0 million of expenses comprised mainly of fees to advisors in the period leading up to the Acquisition. These costs are shown in a separate line item in our statement of operations. There were no such costs in the quarter ended December 31, 2003.

Net interest expense

Net interest expense in the quarter was $1.2 million, a decrease of $1.9 million from $3.1 million in the quarter ended December 31, 2003. We had significantly less debt outstanding in the December 2004 quarter than during the prior year quarter.

Provision for income taxes

We generated a loss before income taxes of $17.5 million in the quarter ended December 31, 2004 and a tax provision of $11.6 million. A number of expenses recorded in connection with the Acquisition are not deductible in the tax jurisdictions where they were incurred.

Discontinued Operations

Our discontinued operations for the quarter ended December 31, 2003 represented our former U.K. pharmaceutical products business sold in April 2004. In March 2004 we sold the exclusive sales and marketing rights to certain Loestrin products to Duramed, a subsidiary of Barr, for the United States and Canada. Loestrin revenue and profits were not classified as discontinued operations for periods prior to the sale date, including for the quarter ended December 31, 2003, because we have an ongoing agreement to supply Duramed with its requirements of Loestrin products through April 2008. Revenues from the sale of Loestrin products to Duramed are included in net sales.

Net Income

Due to the factors described above, we reported net loss of $29.1 million in the quarter ended December 31, 2004 compared with $42.7 million of net income in the same quarter in the prior year.

Operating Results for the Fiscal Years Ended September 30, 2004 and 2003

Revenue

The following table sets forth our revenue from our continuing business for fiscal year ended September 30, 2004 and fiscal year ended September 30, 2003 with the changes over the prior year period:

	Fiscal Year Ended September 30,			Increase/ (Decrease)
	2004	2003		Dollars	Percent
	(dollars in millions)
Oral Contraceptives:
Ovcon	$71.5	$58.6		$12.9	22.1%
Estrostep	61.7	26.5		35.2	132.9%
Loestrin (U.S. and Canada)	26.3	38.6		-12.3	-31.9%

Total	$159.5	$123.7		$35.8	29.0%

Hormone Therapy:
Estrace Cream	58.1	44.8		13.3	29.8%
femhrt	70.5	22.6		47.9	212.4%
Femring	8.3	2.3		6.0	263.8%
Estrace Tablets	14.7	22.5		-7.8	-34.7%

Total	$151.6	$92.2		$59.4	64.6%

Dermatology:
Doryx	69.5	54.1		15.4	28.4%

PMDD:
Sarafem	59.5	59.9		-0.4	-0.6%

Other product sales:
Other products	34.0	35.3	*	-1.3	-3.8%
Contract manufacturing	8.3	—		8.3	100.0%

Total product net sales	$482.4	$365.2		$117.2	32.1%

Other revenue:
Dovonex co-promotion	7.8	—		7.8	100.0%

Total revenue	$490.2	$365.2		$125.0	34.3%

*	Includes $0.5 million of royalty income

For fiscal year 2004, total revenue from continuing operations were $490.2 million, an increase of $125.0 million, or 34.3% from $365.2 million in fiscal year 2003. Estrostep, femhrt and Sarafem were all purchased during fiscal year 2003, and therefore 2004 represented the first full year of sales of these products under our control. We therefore do not have year on year growth rates for these products. Of our existing products for which we do have comparable data, Ovcon, Estrace Cream and Doryx showed year on year revenue growth of 22.1%, 29.8% and 28.4%, respectively. However, Sarafem showed a decrease of $0.4 million for fiscal year

2004, compared with fiscal year 2003, resulting from additional competition from branded SSRIs that are increasingly targeting the PMDD market, indirect competition from generic fluoxetine, the active ingredient in Sarafem and the discontinuation of promotion to primary care physicians after we acquired the product from Eli Lilly and Company (“Lilly”). In addition, revenues from Estrace Tablets showed a decrease of $7.8 million, or 34.7%, for fiscal year 2004 compared to fiscal year 2003, as a result of the continued erosion of market share resulting from generic substitution, the lack of promotional support and the impact of the controversy surrounding the E&P Arm of the WHI Study on oral HT products. Revenues from femhrt, another oral HT product, were $70.5 million in fiscal year 2004. Although we do not have comparable annual data, revenues from femhrt in quarterly periods in 2004 have increased compared to corresponding periods in fiscal year 2003 following our acquisition of this product despite declining prescription volumes.

Also included in product net sales are revenues of approximately $8.3 million from contract manufacturing activities in our acquired facility in Fajardo, Puerto Rico.

Our product revenues for fiscal year 2004 include revenues of $24.0 million in the United States and $2.3 million in Canada attributable to sales of Loestrin prior to the licensing of the then-marketed Loestrin products to Duramed in March 2004 and after that time, $2.7 million of revenues from our supply agreement with Duramed. Our product revenues for fiscal year 2004, excluding revenues attributable to Loestrin product sales, were $456.1 million.

During fiscal year 2004, we recorded revenues of $7.8 million in co-promotion fees relating to Dovonex, a product used to treat psoriasis. These fees are included in other revenue in the above table.

Gross profit on product net sales (excluding amortization)

Gross profit on product net sales of $428.9 million for fiscal year 2004 increased $106.3 million, or 33.0%, from $322.6 million in fiscal year 2003 primarily as a result of increased revenues, including those from newly acquired products. Our gross margin on product net sales was approximately 89% in both fiscal years 2004 and 2003.

	Predecessor		$ Change	Percent Change
	Fiscal Year Ended September 30,
	2004	2003
	(dollars in millions)
Product net sales	$482.3	$364.6	$117.7	32.3%
Cost of goods sold	53.4	42.0	11.4	27.2%

Gross profit on product net sales	$428.9	$322.6	$106.3	33.0%

Gross margin percentage	88.9%	88.5%

Selling, general and administrative expenses

Selling, general and administrative expenses for fiscal year 2004 were $146.2 million, an increase of $21.4 million, or 17.2%, from $124.8 million in fiscal year 2003. This increase reflects the continued expansion of our sales forces, which began in 2003, the increased costs of which are reflected for a full year in 2004. The average number of representatives on our sales forces in fiscal year 2004 was 384, an increase of 17% compared to the fiscal year 2003 average of 328. As of September 30, 2004, we had 401 full-time sales representatives and approximately 295 contract sales representatives (whose promotional activities for us equal the work of approximately 55 full-time contract employees) who promoted our products on a part-time basis at a cost of $3.2 million for fiscal year 2004.

Our selling, general and administrative expenses are comprised of the following:

	Predecessor		$ Change	Percent Change
	Fiscal Year Ended September 30,
	2004	2003
	(dollars in millions)
Advertising and Promotion	$49.0	$42.5	$6.5	15.4%
Selling and Distribution	55.1	45.4	9.7	21.3%
General, Administrative and Other	42.1	36.9	5.2	14.2%

Total	$146.2	$124.8	$21.4	17.2%

Research and development

Research and development expenses for fiscal year 2004 were $26.6 million, an increase of $1.7 million, or 6.8%, from $24.9 million in fiscal year 2003.

In women’s healthcare, we have ongoing projects in contraception, hormone therapy, PMDD and female sexual dysfunction. In fiscal year 2004, we received final FDA approval for our new Ovcon 35 Chewable tablet product and our estradiol acetate tablet Femtrace. A supplemental NDA for low dose femhrt was accepted for filing in May 2004. An IND was submitted to the FDA for Loestrin 24 Fe, an oral contraceptive with a 24-day regimen of active therapy oral contraceptive, in December 2003. In addition, we initiated Phase III development for WC 2060, another 24-day oral contraceptive (which we have referred to in past reports as “Estrostep 24”), in May and amended our IND for Estrostep in connection with the product in development. In dermatology, we developed a delayed-release tablet form of Doryx, for which we submitted an NDA in April 2004.

Depreciation and amortization

Depreciation expense in fiscal year 2004 was $2.1 million, an increase of $0.6 million, or 40.0%, from $1.5 million in fiscal year 2003. This increase resulted from investments in property, plant and equipment in the ordinary course. Amortization expense in fiscal year 2004 was $52.4 million, an increase of $14.3 million, or 37.5%, from $38.1 million in fiscal year 2003. This increase was primarily due to the amortization of products that we acquired during fiscal year 2003.

Net interest expense

Net interest expense in fiscal year 2004 was $9.3 million, an increase of $1.6 million, or 20.4%, from $7.7 million in fiscal year 2003. This decrease resulted from average cash on hand in fiscal year 2004 being significantly lower than the average cash on hand during fiscal year 2003, as a result of our new product acquisitions in fiscal year 2003 being funded in part with cash on hand. In the second quarter of fiscal year 2003, we put in place a credit facility of $450.0 million, of which we drew down approximately $350 million in fiscal year 2003 to fund product acquisitions. By the end of fiscal year 2004, $192.0 million of this balance was outstanding. In the second quarter of fiscal year 2004, we redeemed all of the remaining Warner Chilcott (US), Inc. 12.625% Senior Notes (the “12.625% Notes”) outstanding, for a total of $48.3 million. A cost of $1.2 million was associated with the early retirement of the 12.625% Notes.

Provision for income taxes

Taxes in fiscal year 2004 were $59.4 million, an increase of $18.0 million, or 43.5%, from $41.4 million in fiscal year 2003. This increase was a result of an increase in our taxable income, and was partially offset by a decrease in the composite tax rate of the countries in which we operate. We operated in primarily four tax jurisdictions: the United Kingdom, the United States, the Republic of Ireland and Puerto Rico. In the United Kingdom, the tax rate was 30% for both fiscal years 2004 and 2003. In the United States, the tax rate was 40% for both fiscal years 2004 and 2003. In the Republic of Ireland, the tax rate was 12.5% for both fiscal years 2004 and 2003. In Puerto Rico, the tax rate for fiscal year 2004 was 2%. We did not operate in Puerto Rico in fiscal year 2003. Our effective tax rate was 29% in fiscal year 2004 and 32% in fiscal year 2003. The decrease is primarily due to changes in the revenue mix as a result of generating a higher percentage of our revenues in fiscal year 2004 in jurisdictions having lower effective tax rates.

Discontinued Operations

Our discontinued operations represented our U.K. and Ireland operations sold in fiscal year 2004. We sold our PDMS contract manufacturing business in December 2003, our U.K. Pharmaceutical products business in April 2004 and our U.K. sterile solutions business in May 2004. In addition, we sold the exclusive sales and marketing rights for the United States and Canada to the then-marketed Loestrin products to Duramed in March 2004, however, we do not account for Loestrin as a discontinued business due to our ongoing supply agreement with Duramed. In fiscal year 2003, our income from discontinued operations was $9.9 million, representing results for PDMS, U.K. Sales and Marketing and our U.K. sterile solutions business. In fiscal year 2004, our income from discontinued operations was $3.3 million, representing results for our U.K. and Ireland operations. We also recorded a gain on disposal of discontinued operations of $5.4 million in fiscal year 2004, net of a tax charge of $11.8 million.

Net Income

Due to the factors set forth above, we reported net income of $151.7 million in fiscal year 2004, an increase of $55.5 million, or 57.7%, from $96.2 million in fiscal year 2003. Our discontinued operations, including the gain on disposal, accounted for $8.7 million and $9.9 million of our net income, in fiscal years 2004 and 2003, respectively.

Financial Condition, Liquidity and Capital Resources

Cash

At December 31, 2005, our cash on hand was $11.5 million, as compared to $229.6 million at December 31, 2004 (Predecessor). As of December 31, 2005, our debt, net of cash, was $1,978.0 million and consisted of $1,389.5 million of borrowings under our senior secured credit facility plus $600.0 million of the notes, less $11.5 million cash on hand.

The following table summarizes our net increase in cash and cash equivalents (in millions):

	Successor	Predecessor
	Year Ended December 31, 2005	Fiscal Year Ended September 30, 2004
Net cash (used in) / provided by operating activities	$(22.4)	$175.0
Net cash (used in) / provided by investing activities	(2,959.7)	103.5
Net cash provided by / (used in) financing activities	2,993.6	(182.6)

Net increase in cash and cash equivalents	$11.5	$95.9

Operating Activities

Our net cash used in operating activities for the year ended December 31, 2005 decreased by $197.4 million compared to the fiscal year ended September 30, 2004, reflecting primarily the payment of Acquisition related costs, higher interest expense resulting from the Acquisition financing, and R&D payments related to the transaction with LEO Pharma in 2005. Our working (deficit) capital as of December 31, 2005 decreased by $74.0 million from December 31, 2004 to ($23.8) million, due mainly to the fact that cash on hand was used to repay predecessor debt on the Acquisition Date.

Investing Activities

Our net cash used in investing activities was $2,959.7 million, consisting primarily from the Acquisition and related fees, net of cash acquired. Our net cash provided by investing activities in fiscal year 2004 was primarily from the sale of divested businesses.

Financing Activities

Our net cash provided by financing activities was $2,993.6 million, principally consisting of net advances under our Senior Secured Credit Facility, funds from the notes (net of debt issuance costs) and proceeds from the issuance of shares from our Sponsors offset by repayment of debt of the Predecessor of $195.0 million. Our net cash used in financing activities in fiscal 2004 was $182.6 million consisting mainly of repayments of long-term debt, purchase of treasury stock and cash dividends paid.

Capital Expenditures and Purchased Intangible Assets

For the year ended December 31, 2005, capital expenditures and purchased intangible assets for the continuing business were $37.1 million. Our capital expenditures during the year were mainly to expand our production and packaging capability in our Fajardo, Puerto Rico facility and costs to acquire and implement a company-wide enterprise resource planning (ERP) system. Intangible assets purchased during the year were comprised of contingent payments made in respect of the femhrt and Estrostep products we acquired from Pfizer in 2003.

Senior Secured Credit Facility

On January 18, 2005, we entered into a $1,790.0 million senior secured credit facility with Credit Suisse (formerly Credit Suisse First Boston) as administrative agent and other lenders (the “Senior Secured Credit Facility”). The Senior Secured Credit Facility consists of a $150.0 million revolving credit facility, a $1,400.0 million single draw term loan and delayed-draw term loans totaling $240.0 million. At closing of the Acquisition, we borrowed an aggregate $1,420.0 million under the term loan and revolving credit facilities with the proceeds, net of issuance expenses of approximately $55.4 million, used to fund a portion of our Acquisition of Warner Chilcott PLC. In early 2006, we borrowed the full $240.0 million available under the delayed-draw term loan facility to fund our acquisition of the U.S. sales and marketing rights to Dovonex for $200.0 million (January 2006) and a $40.0 million final milestone payment paid to LEO Pharma (February 2006) upon FDA approval of Taclonex. These payments will be capitalized and included in “Intangible assets” in 2006. During 2005, we borrowed an aggregate $101.7 million under our revolving credit facility for various working capital purposes. As of December 31, 2005, there were no borrowings outstanding under the revolving credit facility.

The Senior Secured Credit Facility also contemplates up to three uncommitted tranches of term loans up to an aggregate $250.0 million which may be incurred under the Acquisition term loan or under a separate term facility. However, the lenders under the Senior Secured Credit Facility are not committed to provide these additional tranches.

The term loan and delayed-draw term loan facilities mature on January 18, 2012, with scheduled quarterly repayments that began June 30, 2005. We repaid $10.5 million of term loans during 2005. Scheduled repayments, pro forma for the additional $240.0 million borrowed under the delayed-draw term loan facility in early 2006, total $16.4 million annually. The revolving credit facility matures on January 18, 2011. We are also required to make mandatory prepayments of term loans in amounts equal to 100% of net asset sale proceeds, 100% of net proceeds from issuance of debt, other than permitted debt under the Senior Secured Credit Facility, and up to 50% (with reductions based on leverage) of excess cash flow (as defined in the Senior Secured Credit Facility). Optional prepayments may be made at any time without premium or penalty.

The most restrictive financial covenant contained in the Senior Secured Credit Facility requires that the ratio of our total indebtedness to EBITDA (both as defined in the Senior Secured Credit Facility) not exceed certain levels. The Senior Secured Credit Facility also contains a financial covenant that requires us to maintain a minimum ratio of EBITDA to interest expense and other covenants that, among other things, limit our ability to incur additional indebtedness, pay dividends, incur liens, prepay subordinated debt, make loans and investments, merge or consolidate, sell assets, change our business or amend the terms of our subordinated debt. The Senior Secured Credit Facility contains customary events of default, subject to grace periods, as appropriate.

The following table shows the computation of earnings before interest, taxes, depreciation and amortization (EBITDA) taking into account certain charges that were taken in accordance with the financial covenants contained in the Senior Secured Credit Facility, in the year ended December 31, 2005, the quarters ended December 31, 2004 and 2003 and the fiscal years ended September 30, 2004 and 2003. The computation for the fiscal years ended September 30, 2004 and 2003 also eliminate the pre-tax profits generated by us from the sale of the Loestrin products that were divested in March 2004. We believe that the EBITDA information presented provides useful information to both management and investors concerning the approximate impact of the above items. We also believe that including the effect of these items allows management and investors to better compare our financial performance from period-to-period, and to better compare the our financial performance with that of our competitors.

The presentation of this additional information is not meant to be considered in isolation of, or as a substitute for, results prepared in accordance with U.S. GAAP and our use of the term EBITDA may vary from others in our industry. EBITDA should not be considered as an alternative to net income as a measure of our operating performance or as an alternative to cash flows as a measure of our liquidity. EBITDA has important limitations as an analytical tool and you should consider it in isolation or as a substitute for analysis of out results as reported under U.S. GAAP. For example, EBITDA:

•	does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	does not reflect changes in, or cash requirements for, our working capital needs;

•	does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	excludes tax payments that represent a reduction in cash available to us; and

•	does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future.

	Successor	Predecessor
	Year Ended December 31, 2005	Quarter Ended December 31,		Fiscal Year Ended September 30,
		2004	2003	2004	2003
		(Restated)
		(dollars in thousands)
Net (loss) / income from continuing operations (reported)	$(525,113)	$(29,088)	$40,295	$142,977	$86,290
+ interest expense, net	147,934	1,214	3,152	9,256	7,686
+ provision for income taxes	(13,122)	11,558	12,312	59,390	41,380
+ Stepped up basis of inventory in cost of sales	22,381	—	—	—	—
+ Transaction related expenses in SG&A	7,787	3,695	—	3,155	—
+ Sponsors’ management fee in SG&A	4,931	—	—	—	—
+non-cash share-based compensation expense	6,532	2,655	295	2,220	(1,301)
+ Depreciation	3,097	1,019	384	2,083	1,491
+ Amortization	233,473	21,636	13,185	52,374	38,106
+ Permitted investments in R&D	37,000	—	—	—	—
+ Acquired in-process research and development	280,700	—	—	—	—
+ Transaction costs	35,975	50,973	—	—	—
+ Impairments of intangible	38,876	—	—	—	—
- LOESTRIN profit	—	—	(11,600)	(24,474)	(35,360)

EBITDA (as defined in the Indenture)	$280,451	$63,662	$58,023	$246,981	$138,292

The interest rates on borrowings under the revolving credit facility accrue, at the Company’s option, at LIBOR plus 2.50% or Adjusted Base Rate (“ABR”) plus 1.50%. The Company also pays a commitment fee initially set at 0.5% of the unused portion of the revolving credit facility ($150.0 million unused as of

December 31, 2005). The interest rate spreads for revolving credit loans and the revolving credit commitment fee may decline based on reductions in the Company’s leverage ratio.

Borrowings under the Senior Secured Credit Facility are either incurred or guaranteed on a senior basis by our subsidiary, Warner Chilcott Corporation, its direct and indirect parent entities, including Warner Chilcott Holdings Company III, Limited, and each of its existing and future domestic subsidiaries. Borrowings under the Senior Secured Credit Facility are secured by a first priority security interest in substantially all of the borrowers’ and guarantors’ assets, including a pledge of all of the outstanding capital stock of Warner Chilcott Holdings Company III, Limited.

Interest on term loan borrowings, including any borrowings under the delayed-draw facility, accrue, at the Company’s option, at LIBOR plus 2.75% or ABR plus 1.75%. The Company also pays a commitment fee of 1.375% of the unused portion of the delayed draw facility ($240.0 million unused as of December 31, 2005). The delayed-draw facility was fully utilized in early 2006.

In May 2005, the Company entered into interest rate swap contracts covering $450.0 million notional principal amount of its variable rate debt. The Company was required under the terms of Senior Secured Credit Facility to fix or otherwise limit its interest costs on at least 50% of its funded indebtedness. By entering into these swap contracts the Company satisfied this requirement. The Company entered into the interest rate swaps specifically to hedge a portion of the Company’s exposure to potentially adverse movements in variable interest rates. The swaps are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.

8 3/4% Senior Subordinated Notes due 2015

On January 18, 2005, Warner Chilcott Corporation issued $600.0 million principal amount of the notes. The notes are guaranteed on a senior subordinated basis by Warner Chilcott Holdings Company III, Limited, Warner Chilcott Intermediate (Luxembourg) S.à r.l., the U.S. operating subsidiary (Warner Chilcott (US), Inc.) and the Puerto Rican operating subsidiary (Warner Chilcott Company, Inc.). Interest payments on the notes are due semi-annually in arrears on each February 1 and August 1 beginning August 1, 2005. Proceeds from the issuance of the notes, net of issuance expenses of $27.2 million, were used to fund a portion of the Acquisition. The note issuance costs are being amortized to interest expense over the ten-year term of the notes using the effective interest method. The notes are unsecured senior subordinated obligations and rank junior to all existing and future senior indebtedness, including indebtedness under our Senior Secured Credit Facility.

We may redeem all or some of the notes at any time prior to February 1, 2010 at a redemption price equal to par plus a “make-whole” premium after that date at specified premiums. If the Company were to undergo a change of control, each note holder would have the right to require the Company to repurchase the notes at a purchase price equal to 101% of the principal amount. The note indenture contains restrictive covenants that, among other things, limit our ability to incur or guarantee additional debt, as well as pay dividends or distributions on, or redeem or repurchase, capital stock.

Our ability to make scheduled payments of principal, or to pay the interest or additional interest, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on the current level of operations, we believe that cash flow from operations, available cash and short-term investments, together with borrowings available under the Senior Secured Credit Facility, will be adequate to meet our future liquidity needs throughout calendar 2006. Our assumptions with respect to future costs may not be correct, and funds available to us from the sources discussed above may not be sufficient to enable us to service our indebtedness, including the notes, or cover any shortfall in funding for any unanticipated expenses. In addition, to the extent we make future acquisitions, we may require new sources of funding including additional debt, or equity financing or some combination thereof. We may not be able to secure additional sources of funding on favorable terms or at all.

On July 15, 2005, the Company filed an S-4 registration statement (the “Registration Statement”) with the Commission in accordance with the Company’s obligations under a registration rights agreement. The Registration Statement covers the registration of an aggregate principal amount of $600.0 million of the notes that may be exchanged for an equal principal amount of the old notes. The Registration Statement also covers the resale of the registered notes by certain entities in connection with market making transactions. In addition the Company agreed to register the notes by filing an S-4 registration statement with the SEC and having the registration statement declared effective on or before December 14, 2005. The Company was unable to complete the registration process in a timely manner and, as of December 15, 2005, the interest rate on the notes was increased by 0.25%. The interest rate will continue to increase by 0.25% every 90 days after December 14, 2005, up to a maximum of 1.00%, until such time as the S-4 registering the notes is declared effective.

Contractual Commitments

The following table summarizes our financial commitments as of December 31, 2005:

	Cash Payments due by Period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(Dollars in millions)
Long-term debt
Senior secured credit facility	$1,389.5	$14.0	$28.0	$28.0	$1,319.5
8.75% Senior Subordinated Notes due 2015	600.0	—	—	—	600.0
Supply agreement obligations	81.5	44.1	25.9	11.5	—
Lease obligations	5.4	2.6	2.2	0.4	0.2

Total Contractual Obligations	$2,076.4	$60.7	$56.1	$39.9	$1,919.7

Supply agreement obligations consist of outstanding commitments for raw materials and commitments under non-cancelable minimum purchase requirements.

The tables above do not include additional future purchase consideration we may owe to Pfizer in connection with our acquisitions of femhrt and Estrostep. These payments are contingent on the products maintaining market exclusivity through the expiration dates of certain patents. Assuming we maintain such exclusivity for the remaining duration of the patents, we would pay Pfizer up to an aggregate of $49.3 million for femhrt and $29.6 million for Estrostep in quarterly installments. These payments are expected to be made as follows: $28.8 million in less than one year, $35.6 million in one to three years and $14.5 million in three to five years. The tables also do not reflect (i) payments owed to affiliates of the Sponsors under the advisory services and management agreement ($5.0 million annually), or (ii) estimated annual interest payments on our indebtedness (excluding amortization of deferred financing costs) which would total approximately $151.0 million per year based on our debt balances and interest rates as of December 31, 2005.

In September 2005, we entered into various agreements with LEO Pharma to expand upon our collaboration to include the full LEO Pharma portfolio of present and future psoriasis treatments. In addition, we were granted a first right of refusal for the U.S. sales and marketing rights to all dermatology products developed by LEO Pharma for the U.S. market through 2010. We paid LEO Pharma a total of $37.0 million in consideration of the rights acquired under the collaboration agreements, which were entered into in September 2005. Future payments are due to LEO Pharma upon the achievement of certain milestones for certain identified products. Maximum aggregate future milestone payments for those products could be up to $150.0 million not including royalty payments. These payments are not included as commitments in the schedule above. We may also agree to make additional payments for products that have not been identified or that are covered under the right of first refusal and last offer.

See Note 22 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus for a discussion on borrowings made in 2006.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

The principal market risk (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed is interest rates on debt. We had no foreign currency option contracts at December 31, 2005.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of market risk assuming certain market conditions occur. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements.

Interest Rates

We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. Currently, we are required by the Senior Secured Credit Facility to enter into certain interest rate hedges for a time period to be agreed. This obligation was fulfilled in May 2005 when we entered into interest rate swaps creating hedges on $450.0 million of our variable rate debt.

Based on variable rate debt levels of $939.5 million as of December 31, 2005, after taking into account the impact of the interest rate swaps referred to above, a 1.0% change in interest rates would impact net interest expense by approximately $2.3 million per quarter.

Inflation

Inflation did not have a material impact on our operations during the years ended December 31, 2005, September 30, 2004, September 30, 2003 and the quarter ended December 31, 2004.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB Opinion No. 20, Accounting Changes, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 changes the requirements related to accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle and changes required by a new accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle versus the previous guidance, which allowed the recording of the impact of an accounting change in the current period’s net income as a cumulative effect adjustment. The Statement is effective for the Company beginning January 1, 2006. We do not anticipate that SFAS 154 will have a material impact on our results of operations or our financial position.

In November 2004 the FASB issued SFAS 151, “Inventory Costs” (“SFAS 151”)—an amendment of Accounting Research Bulletin No. 43, Chapter 4 (“ARB 43”). This Statement amends and clarifies the accounting guidance for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). The Statement requires that these items be recognized as current period charges regardless of whether they meet the criterion of “abnormal” as mentioned in ARB 43, Chapter 4, Inventory Pricing. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not anticipate that the adoption of this Statement will have a material impact on our financial position or results of operations.

BUSINESS

Business Overview

We are a specialty pharmaceutical company focused on developing, manufacturing, marketing and selling branded prescription pharmaceutical products in two core therapeutic categories: women’s healthcare and dermatology. We market our products predominantly in the United States. Our strategy comprises four elements: compete in niches of the U.S. pharmaceutical market with favorable competitive dynamics; drive organic growth of our portfolio of products through excellence in sales and marketing; develop proprietary product improvements, new and enhanced dosage forms and new products; and acquire products that complement and strengthen our existing product portfolio. We have established strong franchises in our core therapeutic categories through our precision marketing techniques and our approximately 400 sales representatives comprising our specialty sales forces. For the year ended December 31, 2005, we recorded a net loss from continuing operations of ($525.1) million on revenues of $515.3 million, for the quarter ended December 31, 2004, we recorded a net loss from continuing operations of ($29.1) million on revenues of $136.9 million, and for the fiscal years ended September 30, 2004 and 2003, we recorded net income from continuing operations of $143.0 million and $86.3 million on revenues of $490.2 million and $365.2 million, respectively. As of December 31, 2005 and 2004, the Company had total assets of $3,018.2 million and $1,454.2 million, respectively.

The U.S. pharmaceutical market generated sales of approximately $260 billion in 2005 and has grown at a compound annual growth rate of 7.46% since 2001, according to IMS. Large pharmaceutical companies have been consolidating and are increasingly focusing their research and development and sales and marketing capabilities on developing and marketing “blockbuster” drugs. This market dynamic creates opportunities for specialty pharmaceutical companies like us to profitably market niche products.

History and Development of the Company

We began commercial operations on January 5, 2005 when we acquired the Predecessor. On October 27, 2004, a company formed by affiliates of the Sponsors reached an agreement on the terms of a recommended acquisition of the Predecessor. The Acquisition became effective on January 5, 2005 and thereafter, following a series of transactions, we acquired 100% of the share capital of the Predecessor.

Our company has been formed through acquisition and divestitures. The Predecessor was founded in 1968 as a sales and marketing organization focused on branded pharmaceutical products in Northern Ireland, but in September 2000 expanded into the U.S. pharmaceuticals market through the acquisition, for $325.5 million, of a U.S. pharmaceutical business that marketed a portfolio of products including Ovcon and Estrace Cream.

Between 2001 and 2004, the Predecessor disposed of its pharmaceutical services businesses and its U.K. pharmaceutical products businesses and focused its strategy on strengthening its pharmaceutical products business in the United States, specifically in the areas of women’s healthcare and dermatology. In fiscal year 2002, the Predecessor sold its Chemical Synthesis Services, Clinical Trial Services and Interactive Clinical Technologies, Inc. businesses for aggregate consideration of approximately $235 million. In December 2003, the Predecessor sold the Pharmaceutical Development Manufacturing Services business for $34.0 million. In March 2004, the Predecessor granted Duramed an exclusive license in the United States and Canada to market, distribute and sell its then-marketed Loestrin and Minestrin oral contraceptive products for $45.0 million. In April 2004, it sold its U.K. pharmaceutical products business for $72.0 million, and in May 2004, it sold its U.K. sterile solutions business for $4.5 million.

Product and Related Acquisitions

We have built and strengthened our pharmaceutical products business since expanding into the U.S. market in September 2000 through the following product and related acquisitions:

•	In June 2001, we acquired Estrace Tablets, a branded estrogen therapy product, from Bristol-Myers for approximately $95 million.

•	In March 2002, we acquired Duricef, a cephalosporin antibiotic, and Moisturel, a skin moisturizing cream, from Bristol-Myers for approximately $40 million.

•	In January 2003, we acquired the U.S. sales and marketing rights for Sarafem, a selective serotonin reuptake inhibitor for the treatment of PMDD which is a severe form of premenstrual syndrome, from Lilly for approximately $295 million and paid an additional $10.0 million in 2004 to exercise our option to make the license of those rights exclusive.

•	In March 2003, we acquired the oral contraceptives Loestrin and Estrostep and in April 2003 we acquired femhrt, an oral estrogen-progestogen therapy, from Pfizer for approximately $359 million, plus additional payments of up to $125 million, depending on how long market exclusivity for Estrostep and femhrt is maintained. In March 2004, we granted Duramed an exclusive license in the United States and Canada to market, distribute and sell our then-marketed Loestrin and Minestrin oral contraceptive products for $45.0 million.

•	In March 2004, for $1.0 million, Barr granted us an option to acquire a five-year exclusive license under Barr’s ANDA for which our Ovcon 35 oral contraceptive is the reference drug. In May 2004, we exercised this option for an additional payment of $19.0 million. The Barr arrangement provides us with a reliable source of supply for this product.

•	In May 2004, we purchased a pharmaceutical manufacturing facility in Fajardo, Puerto Rico from Pfizer for approximately $4.0 million. This will enable us over time to reduce our dependence on third-party manufacturing, although we anticipate that we will continue to outsource the manufacturing of some products to third parties. The facility has the capacity to accommodate the development and manufacture of additional products.

Dovonex and Taclonex Transactions

In April 2003, the Predecessor entered into a major strategic alliance in dermatology with LEO Pharma, the developer and owner of Dovonex and Taclonex (and owner of the patents covering these products), and Bristol-Myers, the then exclusive licensee of Dovonex in the United States.

Dovonex is the leading non-steroidal topical treatment for psoriasis. For each quarter over the last four years, Dovonex has had the #1 share of both revenues and prescriptions in the non-steroidal topical treatment segment. Often prescribed as a combination therapy with a topical corticosteroid, we believe that Dovonex enjoys wide brand recognition and acceptance among dermatologists as a leading treatment for mild to moderate psoriasis. From April 2003 through December 2005, we promoted Dovonex in the United States under a co-promotion agreement with Bristol-Myers. Under the agreement, we promoted Dovonex and were compensated by Bristol-Myers for achieving sales of Dovonex above agreed levels. On January 1, 2006, we acquired the exclusive U.S. sales and marketing rights to Dovonex from Bristol-Myers for a purchase price of $200.0 million plus a 5% royalty on net sales of Dovonex through 2007. We funded the payment of the purchase price by borrowing $200.0 million in delayed-draw term loans under our senior secured credit facility. On January 1, 2006, our license and supply agreement with LEO Pharma for Dovonex became effective and our co-promotion agreement with Bristol-Myers was terminated. Our acquisition of the U.S. sales and marketing rights to Dovonex will not require any significant launch costs or an increase in the size of our sales forces as we have been promoting Dovonex since 2003. Under the LEO Pharma license and supply agreement, we will pay LEO Pharma a supply fee for Dovonex equal to 20% of net sales and a royalty equal to 10% of net sales (each as calculated under the terms of the agreement). The royalty will be reduced to 5% if a generic equivalent is introduced.

Taclonex is a combination therapy psoriasis treatment that combines calcipotriene, the active ingredient in Dovonex, with the corticosteroid betamethasone dipropionate in a single topical treatment. In April 2003, we entered into agreements with LEO Pharma relating to the development and U.S. commercialization of Taclonex. Taclonex (also known in some countries as Dovobet or Daivobet) has been approved and is currently marketed by or on behalf of LEO Pharma in 70 countries, including the United Kingdom, Canada and France. LEO Pharma’s NDA for Taclonex was approved by the FDA on January 9, 2006. Under our agreements with LEO

Pharma for Dovonex and Taclonex, we paid LEO Pharma $2.0 million in December 2001, an additional $10.0 million in April 2003 and a final milestone payment of $40.0 million on February 6, 2006 that was triggered by FDA approval of Taclonex. As of September 14, 2005, we became the exclusive licensee of Taclonex in the United States, subject to the terms of a license and supply agreement we entered into with LEO Pharma in September 2005. Under the terms of this license and supply agreement, we will pay LEO Pharma a supply fee for Taclonex ranging from 20% to 25% of net sales and royalties ranging from 10% to 15% of net sales (each as calculated under the terms of the agreement).

LEO Pharma has also agreed to expand the scope of our Dovonex and Taclonex licenses to include exclusive U.S. sales and marketing rights to all of LEO Pharma’s product improvements, new and enhanced dosage forms and new products that contain calcipotriene or a combination of calcipotriene and a steroid until 2020. LEO Pharma also granted us a right of first refusal and last offer for U.S. sales and marketing rights to all dermatology products developed by LEO Pharma through 2010. In connection with these expanded agreements, we paid LEO Pharma an aggregate $37.0 million during the year ended December 31, 2005. We may make additional payments under these agreements upon the achievement of various development milestones relating to certain identified products and product improvements. These payments could aggregate up to $150.0 million. In addition, we have agreed to pay a supply fee and royalties to LEO Pharma on the net sales of those products. We may also agree to make additional payments for products that have not been identified or that are covered under the right of first refusal and last offer.

Strategy

We intend to continue to develop our specialty pharmaceutical products business by focusing on niche markets, driving organic growth through precision marketing, developing and marketing proprietary product improvements, new and enhanced dosage forms and new products and selectively acquiring complementary products that enhance our existing product portfolio.

Focus on Niche Markets. While large pharmaceutical companies primarily focus on developing and promoting “blockbuster” drugs, we concentrate our efforts on branded products that are prescribed by physician specialists or where a high concentration of prescriptions for the products are written by a relatively small number of physicians. In either case, we have the ability to effectively and efficiently reach the target prescribers through our sales forces. We currently market a range of established specialty pharmaceutical products in two core therapeutic categories: women’s healthcare and dermatology. In women’s healthcare, our primary areas of concentration are oral contraceptives and hormone therapy. In the dermatology category, we promote treatments for acne and psoriasis. Given the niche nature of our markets, our sales representatives are able to target the primary prescription writers of these products, OB/GYNs and dermatologists. The OB/GYNs and dermatologists to whom we promote our products account for a large percentage of the total prescriptions written in those markets.

Drive Organic Growth. We seek to drive organic growth of our women’s healthcare and dermatology product franchises through the application of precision marketing techniques. We identify the OB/GYNs and dermatologists who are frequent prescribers of products in our categories and then target our sales forces’ activities to reach these physicians. Our sales forces promote our products to these high prescribing physicians with high frequency face-to-face product presentations and by providing a consistent supply of product samples. Our sales representatives also strive to build strong professional relationships with their target physicians to maximize the impact of our selling efforts. We measure the performance of our sales representatives based on the changes in market share of our promoted products.

Our product pricing growth is in line with pricing growth of competing branded products and reviewed regularly by management. We believe that prices for branded products in our sectors are likely to continue to rise over time on a steady and sustainable basis, in line with historical trends.

Develop and Market Proprietary Product Improvements and New Products. Our product development efforts focus primarily on extending proprietary protection of our products through proprietary product improvements, new and enhanced dosage forms and new products delivering compounds which have been previously shown to be safe and effective, rather than undertaking the costly, high-risk new drug discovery usually undertaken by large pharmaceutical and biotechnology companies. We have an experienced development team of scientists and technicians with proven expertise in the development of such products and have consistently demonstrated our ability to commercialize our development efforts.

Since March 2003, we have received approval from the FDA for the following products:

•	Femring

•	Ovcon 35 Chewable

•	Femtrace

•	Doryx tablets

•	low dose femhrt

•	Loestrin 24 Fe

We launched Femtrace, an oral estrogen therapy product, in November 2005 and low dose femhrt in January 2006 and plan to launch Loestrin 24 Fe in the first half of 2006. By targeting our research and development, or R&D, efforts on our existing therapeutic categories, we believe we will be able to leverage the professional relationships our sales forces have built with high-prescribing specialist physicians.

It was our intention to submit an NDA in 2006 for Estrostep Chewable, a chewable form of our Estrostep product and WC 2060, our next generation contraceptive. However, based on discussions with the FDA, we have concluded an additional clinical trial would be necessary to support consideration of each of the applications. Consequently, we have determined not to proceed with the development of Estrostep Chewable and, in the case of WC 2060, will defer a decision on whether to proceed for at least 12 months while we evaluate the position of this product in our overall development program and priorities in our overall clinical program.

Selectively Acquire Complementary Products that Enhance Our Existing Product Portfolio. We intend to continue to evaluate opportunities to expand our pharmaceutical product portfolio by selectively purchasing or licensing established branded products and products in development which complement our strategic focus on women’s healthcare and dermatology and can benefit from promotion by the 400 sales representatives comprising our sales forces. During the past five years, we have acquired a number of products through licensing or purchase, including the following:

•	Ovcon

•	Estrostep

•	femhrt

•	Dovonex

•	Taclonex

In addition, in September 2005, LEO Pharma also agreed to expand the scope of our Dovonex and Taclonex licenses to include exclusive rights to distribute and sell all of LEO Pharma’s products and product improvements in the United States until 2020 that contain certain specified ingredients. LEO Pharma has also granted us a right of first refusal and last offer for the U.S. sales and marketing rights to all dermatology products developed by LEO Pharma through 2010.

Our Products

Our pharmaceutical business develops, manufactures, markets and sells branded prescription pharmaceutical products, predominantly in the United States.

Our principal products include:

Product	Indication	Active Ingredient(s)	Expiration of Patent(1)
Oral Contraceptives
Estrostep	Prevention of pregnancy and treatment of moderate acne in women who desire oral contraception	Norethindrone acetate and ethinyl estradiol	April 2008(2)

Loestrin 24 Fe	Prevention of pregnancy	Norethindrone acetate and ethinyl estradiol	July 2014

Ovcon 35 and Ovcon 50	Prevention of pregnancy	Norethindrone and ethinyl estradiol	Patent expired
Hormone Therapy
femhrt	Oral treatment of moderate to severe vasomotor symptoms and urogenital symptoms associated with menopause	Norethindrone acetate and ethinyl estradiol	May 2010(2)

Femtrace	Oral treatment of moderate to severe vasomotor symptoms associated with menopause	Estradiol acetate	December 2021

Estrace Cream	Vaginal cream for treatment of vaginal and vulval atrophy	17 (beta) estradiol	Patent expired

Premenstrual Dysphoric Disorder (PMDD)
Sarafem	Treatment of premenstrual dysphoric disorder, a severe form of premenstrual syndrome	Fluoxetine hydrochloride	May 2008

Dermatology
Doryx	Oral adjunctive therapy for severe acne	Doxycycline hyclate	December 2022

Dovonex(3)	Topical treatment of psoriasis	Calcipotriene	Ointment—December 2007 Cream and topical solution—June 2015

Taclonex(4)	Topical treatment of psoriasis	Calcipotriene and betamethasone dipropionate	October 2021

(1)	See “Risks Factors—Risks Relating to Our Business—If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected.”
(2)	Pursuant to an agreement to settle patent litigation against Barr, we granted Barr a non-exclusive license to launch generic versions of the product six months prior to expiration of our patents.
(3)	Prior to January 1, 2006, we co-promoted Dovonex under an agreement with Bristol-Myers.
(4)	Taclonex was previously referred to as “Dovobet.” The name was changed during the FDA’s review of the NDA for the product.

During the year ended December 31, 2005, the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003, the following product classes accounted for a significant percentage of consolidated revenues:

Revenues by product class/Percentage of total revenues

	Year Ended December 31, 2005		Quarter Ended December 31, 2004		Fiscal Year Ended September 30, 2004		Fiscal Year Ended September 30, 2003
	(dollars in millions)
Oral Contraceptives	$171.5	33%	$40.0	29%	$159.5	33%	$123.7	34%
Hormone Therapy	137.4	27%	39.7	29%	151.6	31%	92.2	25%
Acne (Doryx)	95.8	19%	18.8	14%	69.5	14%	54.1	15%
PMDD (Sarafem)	41.6	8%	13.0	9%	59.5	12%	59.9	16%

For a discussion of product revenues and other results of our operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Research and Development

Our research and development activity is focused on the development of proprietary products that are complementary to our product lines, including product improvements, new and enhanced dosage forms and new products in our core therapeutic categories. Our primary development strategy is to pursue projects that represent improvements to existing pharmaceutical products rather than developing new chemical entities. Improvements to existing products generally involve less development and regulatory risk and shorter time lines from concept to market. Our investment in research and development consists of our internal development costs, fees paid to contracted development groups and license fees paid to license rights to products in development by third parties. License fees and milestone payments are recognized as research and development expense unless and until they relate to products approved by the FDA.

During the year ended December 31, 2005, we invested $58.6 million in R&D activities, a 121% increase over our investment of $26.6 million during the fiscal year ended September 30, 2004. This increase reflected our initial payments of $37.0 million to LEO Pharma for the exclusive U.S. sales and marketing rights to all of LEO Pharma’s product improvements, new and enhanced dosage forms and new products that contain calcipotriene or a combination of calcipotriene and a steroid until 2020 and a right of first refusal and last offer for the U.S. sales and marketing rights to all dermatology products developed by LEO Pharma through 2010. Our investment in 2005 included activities associated with our efforts to obtain regulatory approval for Loestrin 24 Fe, low dose femhrt and delayed-release Doryx tablets. We received FDA approval for low dose femhrt in January 2005 and delayed-release Doryx tablets in May 2005. We launched delayed-release Doryx tablets and Femtrace in September 2005 and November 2005, respectively, and low dose femhrt in January 2006. As of December 31, 2005, our research and development team consisted of 68 professionals. Our in-house expertise in product development and regulatory affairs allows us to prepare and submit NDAs with the FDA.

Sales and Marketing

During 2005, we reorganized our sales forces to focus our promotional efforts by therapeutic category. We now have a women’s healthcare specialty sales force that promotes oral contraceptives to OB/GYNs, a dermatology specialty sales force that promotes our dermatology products to dermatologists, our Chilcott Labs sales force that promotes hormone therapy to OB/GYNs and a portfolio sales force for all of our promoted products in geographic territories lacking the density to support specialty efforts. As of December 31, 2005, we employed approximately 400 sales representatives.

We employ precision marketing strategies to identify and target physicians with the highest potential to prescribe our products. Our marketing team, together with their sales colleagues, perform comprehensive analyses of actual prescription data to develop strategies and tactics to maximize the market share and sales growth of our products. Through precision marketing, which allows us to efficiently deploy our sales forces, we have been able to grow market share, sustain product sales growth, revitalize acquired products and successfully launch new products.

Customers

While the ultimate end-users of our products are the individual patients to whom our products are prescribed by physicians, our direct customers include certain of the nation’s leading wholesale pharmaceutical distributors, such as McKesson Corporation, AmerisourceBergen Corporation and Cardinal Health, Inc., major retail drug and grocery store chains, such as CVS, and selected mass merchants, such as Wal-Mart. During the year ended December 31, 2005, the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003, the following customers accounted for 10% or more of our revenues:

Customer	Year Ended December 31, 2005	Quarter ended December 31, 2004	Fiscal Year Ended September 30, 2004	Fiscal Year Ended September 30, 2003
McKesson	28%	22%	31%	32%
AmerisourceBergen	19%	16%	14%	14%
Cardinal	14%	20%	17%	20%
CVS	10%	10%	10%	9%

Competition

The pharmaceutical industry is highly competitive. Our branded products compete with brands marketed by other pharmaceutical companies including large, fully integrated concerns with financial, marketing, legal and product development resources substantially greater than ours.

Our principal competitors are in the United States and include:

•	Hormonal Contraceptives—Johnson & Johnson (Ortho Tri-Cyclen® Lo, Ortho Evra®), Schering A.G./Berlex Laboratories, Inc. (Yasmin®), Akzo Nobel N.V./Organon (Nuvaring®) and Barr Pharmaceuticals, Inc. (Seasonale®)

•	Hormone Therapy—Wyeth (Premarin®, Premarin® Vaginal Cream, Prempro™, Premphase®), Pfizer, Inc. (Estring®), Schering A.G./Berlex Laboratories, Inc. (Climara®, Menostar®) and Barr Pharmaceuticals, Inc. (Cenestin®);

•	Doryx—Medicis Pharmaceutical Corporation (Dynacin®) and Bradley Pharmaceutical (Adoxa®).

•	Psoriasis—Galderma Laboratories, L.P. (Clobex®), Connetics Corporation (Olux® foam, Luxíq® foam), Allergan, Inc. (Tazorac®)

Our branded pharmaceutical products are or may become subject to competition from generic equivalents. Ovcon, Estrace Tablets and Estrace Cream are currently not protected by patents. See “Risk Factors—Risks Relating to Our Business—If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected.” Generic equivalents for some of our branded pharmaceutical products are sold by other pharmaceutical companies at lower prices. As a result, drug retailers have economic incentives to fill prescriptions for branded products with generic equivalents when available. After the introduction of a generic competitor, a significant percentage of the prescriptions written for the branded product may be filled with the generic version at the pharmacy, resulting in a commensurate loss in sales of the branded product.

Potential generic entrants may also challenge our patents. Under an agreement to settle patent claims against Barr relating to our Estrostep oral contraceptive and our femhrt hormone therapy product, we granted Barr a non-exclusive license to launch generic versions of Estrostep and femhrt six months prior to patent expiration in 2008 and 2010, respectively. We cannot assure you what effect, if any, this will have on our results of operations. In addition, legislation enacted in the United States allows or, in a few instances, in the absence of specific instructions from the prescribing physician, mandates the use of generic products rather than brand name products where a generic equivalent is available. The availability of generic equivalent products may cause a material decrease in revenue from our branded pharmaceutical products.

The pharmaceutical industry is characterized by rapid product development and technological change. Our pharmaceutical products could be rendered obsolete or made uneconomical by the development of new pharmaceutical products to treat the conditions addressed by our products, technological advances affecting the cost of production, or marketing or pricing actions by one or more of our competitors. Our business, results of operations and financial condition could be materially adversely affected by any one or more of these developments. Our competitors may also be able to complete the regulatory process for new products before we are able to do so and, therefore, may begin to market their products in advance of our products. We believe that competition among both branded and generic pharmaceuticals in the markets in which we compete will continue to be based on, among other things, product efficacy, safety, reliability, availability, promotional sampling and price.

Manufacturing, Supply and Raw Materials

In May 2004, we purchased an approximately 194,000 sq. ft. pharmaceutical manufacturing facility located in Fajardo, Puerto Rico from Pfizer. Adjacent to the facility is an approximately 24,000 sq. ft. warehouse and 102,000 sq. ft. parking lot, both of which we lease from third parties. The Fajardo facility currently manufactures our Estrostep and Loestrin 24 Fe oral contraceptives and packages femhrt, Ovcon 35, delayed-release Doryx tablets and Dovonex and Taclonex samples. We are in the process of qualifying the facility to manufacture Ovcon 35 Chewable and Ovcon 50. We are also in the process of transferring Femtrace packaging to the Fajardo facility. Our intention is that the Fajardo facility will become our primary site for the manufacture and packaging of our oral dose products. However, until we qualify the Fajardo facility to manufacture more of our oral dose products, we will be dependent on third parties for the supply of many of our products. We will continue to rely on our licensors for supply of Doryx, Dovonex and Taclonex. We conduct quality assurance audits of our sites and records and our contract manufacturers’ sites and records to confirm compliance with the relevant regulatory requirements.

The following table lists the contract manufacturers for certain of our products:

Product	Third-Party Manufacturer	Expiration
Doryx	FH Faulding & Co Limited	December 2009, renewable thereafter by mutual agreement
Estrace Cream	Contract Pharmaceuticals Limited	February 2010
femhrt	Barr	September 2007
Femtrace	Pharmaceutics International, Inc.	June 2010
Ovcon 35	Barr	May 2009
Dovonex	LEO Pharma	January 2020
Taclonex	LEO Pharma	January 2020

Other than Dovonex and Taclonex (which will not be reflected in product revenues until 2006), the products listed above accounted for a significant percentage of our product sales in the year ended December 31, 2005. If a supplier suffers an event that causes it to be unable to manufacture our product requirements for an extended period, the resulting shortages of inventory could have a material adverse effect on our business. See Note 17 of the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for information concerning supplier concentration. See “Risk Factors—Risks Relating to Our Business—Delays in production could have a material adverse impact on our business.”

Patents, Proprietary Rights and Trademarks

Protecting our intellectual property, such as trademarks and patents, is a key part of our strategy.

Patents, Trade Secrets and Proprietary Knowledge

We rely on patents, trade secrets and proprietary knowledge to protect our products. We take steps to enforce our legal rights against third parties when we believe that our intellectual property or other proprietary rights have been infringed. For example, we pursued a legal action against Teva Pharmaceuticals (“Teva”) for infringement of our patent on Sarafem. We received a favorable judgment in that action which has been affirmed on appeal. In addition, we filed a complaint against Berlex Inc. (“Berlex”) and Schering A.G. (“Schering”) in the United States District Court for the District of New Jersey alleging that Berlex and Schering are willfully infringing the patent covering our Loestrin 24 Fe oral contraceptive in connection with the marketing and sale of Yaz®. See “—Legal Proceedings” and Note 16 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus for a description of our litigation. We also seek to protect our proprietary rights by filing applications for patents on certain inventions, and entering into confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, licensees and other companies. However, we do not ultimately control whether we will be successful in enforcing our legal rights against third party infringers, whether our patent applications will result in issued patents, whether our confidentiality, non-disclosure and assignment of invention agreements will not be breached and whether we will have adequate remedies for any such breach, or that our trade secrets will not otherwise become known by competitors. In addition, some of our key products are not protected by patents and proprietary rights and therefore are or may become subject to competition from generic equivalents. For a further discussion of our competition, see “—Competition” and “Risk Factors—Risks Relating to Our Business—If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected.”

Trademarks

Due to our branded product focus, we consider our trademarks to be valuable assets. Therefore, we actively manage our trademark portfolio, maintain long-standing trademarks and obtain trademark registrations for new brands in all jurisdictions in which we operate. The names indicated below are certain of our key registered trademarks, some of which may not be registered in all relevant jurisdictions:

Doryx	Femtrace
Estrace	Loestrin
Estrostep	Ovcon
femhrt	Sarafem
Femring	Warner Chilcott

We also police our trademark portfolio against infringement. However, our efforts may be unsuccessful against competitors or other violating entities and we may not have adequate remedies for any breach because, for example, a violating company may be insolvent.

As of September 14, 2005 and January 1, 2006, we became the exclusive licensee of the trademark for Taclonex and Dovonex, respectively, in the United States.

Government Regulation

The pharmaceutical industry is subject to regulation by regional, national, state and local agencies, including the FDA, the Drug Enforcement Administration, the Department of Justice, the Federal Trade Commission, the Office of Inspector General of the United States Department of Health and Human Services, the Consumer Product Safety Commission, the United States Department of Agriculture, the Occupational Safety and Health Administration and the Environmental Protection Agency, as well as by governmental authorities in those foreign countries in which we distribute some of our products. The FDCA, the Public Health Service Act and other federal and state statutes and regulations govern to varying degrees the research, development, manufacturing and commercial activities relating to prescription pharmaceutical products, including pre-clinical and clinical testing, approval, production, labeling, sale, distribution, import, export, post-market surveillance, advertising, dissemination of information, and promotion. The manufacture and disposal of pharmaceutical products in the United States is also regulated by the Environmental Protection Agency.

The process of testing, data analysis, manufacturing development, and regulatory review necessary to obtain and maintain required governmental approvals is costly. Non-compliance with applicable legal and regulatory requirements can result in civil and criminal fines, recall of products, the total or partial suspension of manufacture and/or distribution, seizure of products, injunctions, whistleblower lawsuits, failure to obtain approval of pending product applications, withdrawal of existing product approvals, exclusion from participation in government healthcare programs, and other sanctions. Any threatened or actual government enforcement action can also generate adverse publicity and require that we devote substantial resources that could be used productively on other aspects of our business.

FDA Approval Requirements

FDA approval is required before a prescription drug can be marketed, except for a very small category of grandfathered drugs that have been on the market unchanged since prior to 1938. For innovative, or non-generic, new drugs, an FDA-approved NDA is required before the drugs may be marketed in the United States. The NDA must contain data to demonstrate that the drug is safe and effective for its intended uses, and that it will be manufactured to appropriate quality standards. In order to demonstrate safety and effectiveness, an NDA generally must include or reference pre-clinical data from animal and laboratory testing and clinical data from controlled trials in humans. For a new chemical entity, this generally means that lengthy, uncertain and rigorous pre-clinical and clinical testing must be conducted. For compounds that have a record of prior or current use, it may be possible to utilize existing data or medical literature and limited new testing to support an NDA. Any pre-clinical laboratory and animal testing must comply with the FDA’s good laboratory practice and other requirements. Clinical testing in human subjects must be conducted in accordance with the FDA’s good clinical practice and other requirements.

In order to initiate a clinical trial, the sponsor must submit an investigational new drug application, or IND, to the FDA or meet one of the narrow exemptions that exist from the IND requirement. Clinical research must also be reviewed and approved by independent institutional review boards, or IRBs, at the sites where the research will take place, and the study subjects must provide informed consent.

The FDA can, and does, reject new drug applications, require additional clinical trials, or grant approvals on only a restricted basis even when product candidates performed well in clinical trials. The FDA regulates and often inspects manufacturing facilities, equipment and processes used in the manufacturing of pharmaceutical products before granting approval to market any drug. Each NDA submission requires a substantial user fee payment, unless a waiver or exemption applies. The FDA has committed generally to review and make a decision concerning approval on an NDA within 10 months, and on a new priority drug within six months. However, final FDA action on the NDA can take substantially longer, and where novel issues are presented there may be review and recommendation by an independent FDA advisory committee. The FDA can also refuse to file and review an NDA it deems incomplete or not properly reviewable.

The FDA continues to review marketed products even after approval. If previously unknown problems are discovered or if there is a failure to comply with applicable regulatory requirements, the FDA may restrict the marketing of an approved product, cause the withdrawal of the product from the market, or under certain circumstances seek recalls, seizures, injunctions or criminal sanctions. For example, the FDA may require an approved marketing application or additional studies for any marketed drug product if new information reveals questions about a drug’s safety or effectiveness. In addition, changes to the product, the manufacturing methods or locations, or labeling are subject to additional FDA approval, which may or may not be received, and which may be subject to a lengthy FDA review process.

Additional FDA Regulatory Requirements

All drugs must be manufactured, packaged and labeled in conformity with cGMP requirements, and drug products subject to an approved application must be manufactured, packaged, labeled and promoted in accordance with the approved application. Certain of our products must also be packaged with child-resistant and senior friendly packaging under the Poison Prevention Packaging Act and Consumer Product Safety Commission regulations. Our third-party manufacturers must also comply with cGMP requirements. In complying with cGMP requirements, manufacturers must continually expend time, money and effort in production, record keeping and quality assurance and control to ensure that the product meets applicable specifications and other requirements for product safety, efficacy, and quality. The FDA and other regulatory agencies periodically inspect drug manufacturing facilities to ensure compliance with applicable cGMP requirements. Failure to comply with the statutory and regulatory requirements, including, in the case of our own manufacturing facility, certain obligations that we assumed in our purchase of the facility arising out of a consent decree entered into by the previous owner before a U.S. District Court, subjects the manufacturer to possible legal or regulatory action.

The distribution of pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors at the state level. Under the PDMA and state law, states require the registration of manufacturers and distributors who provide pharmaceuticals in that state, including in certain states manufacturers and distributors who ship pharmaceuticals into the state even if such manufacturers or distributors have no place of business within the state. The PDMA and state laws impose requirements and limitations upon drug sampling to ensure accountability in the distribution of samples. The PDMA sets forth civil and criminal penalties for violations of these and other provisions. The FDA and the states are still implementing various sections of the PDMA.

Other reporting and recordkeeping requirements also apply for marketed drugs, including for prescription products requirements to review and report cases of adverse events. Product advertising and promotion are subject to FDA and state regulation, including requirements that promotional claims conform to any applicable FDA approval, and be appropriately balanced and substantiated. Adverse experiences with the use of products can result in the imposition of market restrictions through labeling changes or in product removal.

Other U.S. Regulation

Our sales, marketing and scientific/educational programs must comply with applicable requirements of the anti-kickback provisions of the Social Security Act, the False Claims Act, the Veterans Healthcare Act, and the implementing regulations and policies of the United States Health and Human Services Office of Inspector General and United States Department of Justice, as well as similar state laws. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and regulatory safe harbors are often limited, and promotional practices may be subject to scrutiny if they do not qualify for an exemption or safe harbor. In addition, all of our activities are potentially subject to federal and state consumer protection and unfair competition laws. We are subject to possible administrative and legal proceedings and actions under these laws. Such actions may result in the imposition of civil and criminal sanctions, which may include fines, penalties and injunctive or administrative remedies. See Note 16 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus.

In recent years, Congress and some state legislatures have considered a number of proposals and have enacted laws that could effect major changes in the health care system, either nationally or at the state level. On December 8, 2003, new Medicare legislation was enacted that provides out-patient prescription drug reimbursement beginning in 2006 for all Medicare beneficiaries. The federal government and the private plans contracting with the government to deliver this new benefit, through their purchasing power under these programs, are demanding discounts from pharmaceutical companies, and these pressures may implicitly create price controls on prescription drugs.

We also participate in the Federal Medicaid rebate program established by the U.S. Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs. Under the Medicaid rebate program, we pay a rebate to each state Medicaid program for our products that are reimbursed by those programs. The Medicaid rebate amount is computed each quarter based on our submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services of our current average manufacturing price, or AMP, and best price for each of our products. The terms of our participation in the program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or underage in our rebate liability for past quarters, depending on the direction of the correction. In addition to retroactive rebates (and interest, if any), if we are found to have knowingly submitted false information to the government, the statute provides for civil monetary penalties in the amount of $100,000 per item of false information. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid. Based upon our past practice and experience, to the extent that we were required to correct prices reported in previous quarters, we would not expect such corrections to have a material adverse effect on us.

U.S. Manufacturing for Export

Products marketed outside of the United States that are manufactured in the United States are subject to certain FDA regulations, including rules governing export, as well as regulation by the country in which the products are sold. We currently supply Loestrin and Minestrin to Barr in Canada. While we do not currently have plans to market any of our U.S. products in other countries, except the sale of femhrt in Canada, we may do so from time to time.

Regulation in the United Kingdom

Though we have divested our businesses in the United Kingdom, we are still subject to regulation in certain areas by the U.K. Medicines and Healthcare Products Regulatory Agency (the “MHRA”). For example, our facility in Larne, Northern Ireland is approved and regularly inspected by the MHRA. The United Kingdom Medicines Act of 1968 and the regulations made under that act govern applications for marketing authorizations for human use in the United Kingdom and impose additional burdens on manufacturers and promoters of pharmaceuticals sold in the United Kingdom. We contract manufacture Menoring (known as Femring in the United States) for Galen Limited (formerly Nelag Limited) in the United Kingdom.

Seasonality

Our results of operations are minimally affected by seasonality.

Property, Plant and Equipment

In May 2004, we purchased an approximately 194,000 sq. ft. pharmaceutical manufacturing facility located in Fajardo, Puerto Rico from Pfizer. The Fajardo facility currently manufactures our Estrostep and Loestrin 24 Fe oral contraceptives and packages femhrt, Ovcon 35, delayed-release Doryx tablets and Dovonex and Taclonex samples. We are in the process of qualifying the facility to manufacture Ovcon 35 Chewable and Ovcon 50. We are also in the process of transferring Femtrace packaging to Fajardo facility. Our intention is that the Fajardo facility will become our primary site for the manufacture of our oral dose products. For a discussion of our Fajardo facility, see “—Manufacturing, Supply and Raw Materials.”

We also have a 106,000 sq. ft. FDA approved facility in Larne, Northern Ireland, 43,000 sq. ft. of which is leased to a third party. The remainder is dedicated to the manufacture of our vaginal rings, research, product development as well as development of analytical methods. We lease approximately 42,000 sq. ft. of office space in Rockaway, New Jersey, where our U.S. operations are headquartered.

Employees

As of December 31, 2005, we had 945 employees. The employees of our production, warehousing and manufacturing departments, located at our facility in Larne, Northern Ireland are covered by a labor agreement that may be terminated any time after January 2006. This labor agreement currently remains in effect. We believe that our employee relations are satisfactory.

Environmental Matters

Our operations and facilities are subject to U.S. and foreign environmental laws and regulations, including those governing air emissions, water discharges, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, or third party property damage or personal injury claims, in the event of violations or liabilities under these laws and regulations, or non-compliance with the environmental permits required at our facilities. Potentially significant expenditures could be required in order to comply with environmental laws that may be adopted or imposed in the future.

We acquired our Fajardo, Puerto Rico facility from Pfizer in 2004. Under the purchase agreement, Pfizer retained certain liabilities relating to preexisting contamination and indemnified us, subject to certain limitations, for other potential environmental liabilities. While we are not aware of any material claims or obligations relating to this site, other current or former manufacturing sites, or any off-site location where we sent hazardous wastes for disposal, the discovery of additional contaminants or the imposition of additional cleanup obligations at Fajardo or at other sites, or the failure of any other party to meet its financial obligations to us, could result in significant liability.

Legal Proceedings

Sarafem

Lilly initiated legal proceedings in 2002 against Teva for patent infringement in response to an ANDA filed by Teva to market a generic version of Sarafem. After acquiring the U.S. sales and marketing rights to Sarafem from Lilly in January 2003, the Company pursued these claims vigorously. In July 2004, the U.S. District Court for the District of Indiana ruled in the Company’s favor upholding the validity of its Sarafem patent and holding that the patent-in-suit was both valid and infringed by Teva. As a result, injunctive relief is available until the expiration of the patent in May 2008. On July 13, 2005, the United States Court of Appeals for the Federal Circuit affirmed the July 2004 decision of the U.S. District Court holding that the patent was both valid and infringed by Teva. On July 27, 2005, Teva petitioned the Court of Appeals for a rehearing as to the affirmance of the validity decision. The Court of Appeals subsequently denied Teva’s petition for a rehearing.

Hormone Therapy Product Liability Litigation

Approximately 435 product liability suits have been filed against us related to our HT products, femhrt, Estrace, Estrace Cream and medroxyprogesterone acetate. The cases are in the early stages of litigation and we are in the process of analyzing and conducting investigations of the individual complaints.

The lawsuits were likely triggered by the July 2002 announcement by NIH of the early termination of one of two large-scale randomized controlled clinical trials, which were part of the WHI, examining the long-term effect of HT on the prevention of heart disease and osteoporosis, and any associated risk for breast cancer in postmenopausal women. In the terminated the E&P Arm of the WHI Study, the safety monitoring board determined that the risks of long-term estrogen and progestogen therapy exceeded the benefits, when compared to a placebo. The estrogen used in this trial was conjugated equine estrogen and the progestin was medroxyprogesterone acetate, the compounds found in Prempro, a Wyeth product used by more than six million women (at the inception of the trial) in the United States each day. According to the article summarizing the principal results from the E&P Arm of the WHI Study in the July 17, 2002 issue of the Journal of the American Medical Association, despite a decrease in the incidence of hip fracture and colorectal cancer, there was an increased risk of invasive breast cancer, coronary heart disease, stroke and blood clots in patients randomized to the estrogen and progestogen therapy. Numerous lawsuits were filed against Wyeth, as well as against other manufacturers of HT products, after the publication of the summary of the principal results of the E&P Arm of the WHI Study.

Approximately 75% of the complaints filed against us do not specify the HT drug alleged to have caused the plaintiff’s injuries. These complaints broadly allege that the plaintiff suffered injury as a result of an HT product. We have sought the dismissal of lawsuits that, after further investigation, do not involve any of our products. We have successfully reduced the number of HT suits we will have to defend. Of the approximately 435 suits that were filed, 175 have been dismissed and 63 involving Estrace have been successfully tendered to Bristol-Myers’s defense counsel pursuant to an indemnification provision in the asset purchase agreement pursuant to which we acquired Estrace. The purchase agreement included an indemnification agreement whereby Bristol-Myers indemnified us for product liability exposure associated with Estrace products that were shipped prior to July 2001. We have forwarded agreed upon dismissal motions in another 129 cases to plaintiffs’ counsel.

We maintain product liability insurance coverage for claims in excess of $10 million and up to $30 million. We are self-insured for liability in excess of $30 million and up to $40 million, and have insurance coverage for liability from $40 million to $50 million, have coinsurance for amounts from $50 million to $100 million above which we are self-insured. The insurance may not apply to damages or defense costs related to any claim arising out of HT products with labeling that does not conform completely with FDA hormone replacement therapy communications to manufacturers of HT products. Labeling changes for Estrace Tablets that conform to such communications are currently pending before the FDA. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated. An estimate of the range of potential loss to us, if any, relating to these proceedings is not possible at this time.

FTC Lawsuits Regarding Exercise of Option for a Five-Year Exclusive License to ANDA Referencing Ovcon 35

In March 2004, for $1.0 million, Barr granted us an option to acquire a five-year exclusive license under Barr’s ANDA for which our Ovcon 35 oral contraceptive is the reference drug. In May 2004, we exercised this option for an additional payment of $19.0 million. At the same time, we entered into a finished-product supply agreement with Barr under which Barr agreed to provide us with our requirements for finished products throughout the term of the license. Barr is our sole source of supply for this product.

On November 7, 2005, the FTC and 21 States plus the District of Columbia filed suit against us and Barr in the United States District Court for the District of Columbia. An additional 13 States subsequently joined the suit. The FTC suit alleges that our agreements with Barr relating to Ovcon 35 (the “Ovcon Agreements”) constitute unfair competition under Section 5 of the FTC Act and seeks an injunction to remove the Ovcon Agreements’ exclusivity provisions and other equitable relief. The suit by the State plaintiffs alleges that the Agreements violate Section 1 of the Sherman Act, and various state antitrust and consumer protection statutes. The State plaintiffs seek civil penalties, injunctive and equitable relief, and attorneys’ fees.

Seven direct purchaser lawsuits were filed against the Company and Barr in the United States District Court for the District of Columbia. The direct purchaser plaintiffs allege that the Ovcon Agreements violate Section 1 of the Sherman Act. Six of the lawsuits are class actions in which the direct purchaser plaintiffs seek to certify and represent a class of plaintiffs consisting of all persons in the United States that directly purchased Ovcon 35 from us after the Ovcon Agreements were entered into. The proposed class includes retail pharmacies, distributors, and wholesalers. The seventh suit is brought on behalf of individual direct purchasers. All of the direct purchaser plaintiffs seek treble damages, injunctive relief, and costs including attorneys’ fees.

One third-party-payor class action lawsuit was filed against us and Barr in the United States District Court for the District of Columbia during the year ended December 31, 2005. The third-party-payor plaintiffs seek to certify and represent a class of all third-party-payors in the United States who purchased, reimbursed and/or paid for Ovcon 35 after the Agreements were entered. The proposed class includes insurance companies and employee benefit plans. The third-party-payor plaintiffs allege that the Agreements violate Section 1 of the Sherman Act, the antitrust laws of twenty-three states and the District of Columbia, the consumer protection acts of all fifty states and the District of Columbia, and constitute a cause of action for unjust enrichment in unspecified jurisdictions. The third-party-payor plaintiffs seek an injunction, treble damages, the amounts by which defendants have been unjustly enriched, restitution, disgorgement, a constructive trust, and costs including attorneys’ fees.

On March 6, 2006, a personal use consumer plaintiff filed a class action lawsuit against the Company and Barr, in the United States District Court for the District of Columbia. The consumer plaintiff alleges that the Ovcon Agreements violate sections 1 and 2 of the Sherman Act, the antitrust laws of eighteen states and the unjust enrichment laws of fifty states. The consumer plaintiff seeks to certify three separate classes: 1) all persons who purchased Ovcon 35 for personal use who are seeking injunctive relief, disgorgement, and restitution under the Sherman Act; 2) all persons in the eighteen states referenced above who purchased Ovcon 35 for personal use; and 3) all persons who purchased Ovcon 35 for personal use. The consumer plaintiff seeks treble damages, injunctive relief, restitution, disgorgement, and costs including attorney’s fees.

We are contesting these lawsuits vigorously. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated. An estimate of the range of potential loss to us, if any, relating to these proceedings is not possible at this time.

Patent Infringement

On March 27, 2006, Warner Chilcott Company, Inc. (“WCCI”), an indirect subsidiary of the Company, filed suit against Berlex and Schering in the United States District Court for the District of New Jersey alleging that Berlex and Schering are willfully infringing WCCI’s U.S. Patent No. 5,552,394 in connection with the marketing and sale of Yaz®. We are seeking treble damages, costs and a permanent injunction against Berlex and Schering. The patent covers our Loestrin 24 Fe oral contraceptive which was approved by the FDA on February 17, 2006. We cannot assure you when the case will be decided or whether the court will find that WCCI’s patent is being infringed by Berlex and Schering.

General Matters

We are involved in various legal proceedings of a nature considered normal to our business, including product liability and other litigation and contingencies. We record reserves related to these legal matters when we conclude that losses related to such litigation or contingencies are both probable and reasonably estimable. We self insure for liability not covered by product liability insurance, based on an estimate of potential product liability claims. We develop such estimates in consultation with our insurance consultants and outside legal counsel.

MANAGEMENT

The directors and executive officers of Warner Chilcott Corporation, their positions and their ages as of December 31, 2005, are as listed. Each of the directors has been elected to serve on the board of directors until a successor is chosen or until earlier removal or resignation. Messrs. Burgstahler and Murray were each elected on October 25, 2004, Messrs. Abbrecht and Connaughton were each elected on October 31, 2004 and Mr. Boissonneault was elected as a director on January 18, 2005.

Name	Age	Position
Roger M. Boissonneault	57	Chief Executive Officer and Director
Todd M. Abbrecht	37	Director
David F. Burgstahler	37	Director
John P. Connaughton	40	Director
Benjamin Edmands	34	Director*
John A. King, Ph.D.	57	Director*
Stephen P. Murray	43	Director
Steve Pagliuca	51	Director*
Stephen Rattner	45	Director*
George Taylor	35	Director*
Carl Reichel	47	President, Pharmaceuticals
Anthony D. Bruno	49	Executive Vice President, Corporate Development
Paul Herendeen	50	Executive Vice President and Chief Financial Officer
Leland H. Cross	49	Senior Vice President, Technical Operations
Herman Ellman, M.D.	58	Senior Vice President, Clinical Development
Izumi Hara	46	Senior Vice President, General Counsel and Corporate Secretary
Alvin D. Howard	51	Senior Vice President, Regulatory Affairs
William J. Poll	53	Senior Vice President, Finance
Tina M. deVries, Ph.D.	45	Vice President, Pharmaceutics
David T. Domzalski	39	Vice President, Specialty Sales & Marketing
Andrew Fenton	42	Vice President and Chief Information Officer
Luis Gandara	52	Vice President, Quality
Claire Gilligan, Ph.D.	44	Vice President, Operations, Warner Chilcott, U.K.
Kathryn L. MacFarlane**	40	Vice President, Women’s Healthcare Sales & Product Planning
Attio Dominick Musacchio	62	Vice President, New Business Development and Sales Operations
Jose Negroni	54	Vice President, Manufacturing
Raymond G. Steitz	47	Vice President, Human Resources & Training

*	Director of Warner Chilcott Holdings Company, Limited only.
**	Ms. McFarlane resigned from the Company on March 31, 2006.

Roger M. Boissonneault, Chief Executive Officer and Director, was appointed Chief Executive Officer of the Issuer as of the Acquisition Date. Mr. Boissonneault was appointed Chief Executive Officer and Director for the Predecessor in September 2000. He previously served as President and Chief Operating Officer of Warner Chilcott PLC (acquired by the Predecessor in September 2000) from 1996 to 2000, serving as a director from 1998 through 2000. From 1976 to 1996 Mr. Boissonneault served in various capacities with Warner-Lambert, including Vice President, Female Healthcare, Director of Corporate Strategic Planning, and Director of Obstetrics/Gynecology Marketing.

Todd M. Abbrecht, Director, is a Managing Director with Thomas H. Lee Partners, L.P. Prior to joining Thomas H. Lee Partners in 1992, Mr. Abbrecht was in the Mergers and Acquisitions department of Credit Suisse First Boston. Mr. Abbrecht serves on the board of Simmons Company, Michael Foods, Inc. and Dunkin’ Brands, Inc.

David F. Burgstahler, Director, is a Partner of Avista Capital Partners, L.P. Prior to joining Avista Capital Partners in 2005, Mr. Burgstahler was a Partner with DLJ Merchant Banking Partners, the private equity investment arm of Credit Suisse. Mr. Burgstahler joined Credit Suisse First Boston in 2000 when it merged with Donaldson, Lufkin & Jenrette. Mr. Burgstahler joined Donaldson, Lufkin & Jenrette in 1995. Mr. Burgstahler serves on the board of Visant Corporation, Focus Diagnostics, Inc. and WRC Media, Inc.

John Connaughton, Director, is a Managing Director at Bain Capital Partners, LLC. Mr. Connaughton joined Bain Capital in 1989. Prior to joining Bain Capital, Mr. Connaughton was a consultant at Bain & Company where he consulted for Fortune 500 companies. Mr. Connaughton currently serves as a director of ProSiebenSat 1.Media AG, AMC Theatres, M|C Communications, Sungard Data Systems, Warner Music Group, Warner Chilcott, CRC Health Group, Cumulus Media Partners, The Boston Celtics and Epoch Senior Living.

Benjamin Edmands, Director, is a Principal in the New York office of JPMorgan Partners. Mr. Edmands focuses on making investments in the healthcare sector and has been responsible for JPMP’s investments in Hanger, DJ Orthopedics, Inc., MedQuest Associates, Inc. and Warner Chilcott Holdings Company, Limited. Prior to joining JPMP in 1993, Mr. Edmands worked in Chemical Bank’s Investment Banking Group and Structured Finance Group. Mr. Edmands currently serves on the board of directors of National Surgical Care, Inc. and MedQuest Associates, Inc.

John A. King, Ph.D., who became a Director of Warner Chilcott Holdings Company, Limited in June 2005, is a private investor. Dr. King served in positions of increasing responsibility with the Predecessor for 26 years, most recently as Executive Chairman, a position he held from 2000 until the Acquisition Date.

Stephen P. Murray, Director, is the head of JPMP’s buyout and growth equity investment activity. In addition, Mr. Murray focuses on investments in consumer, retail and services; financial services; and healthcare infrastructure. Prior to joining JPMP in 1989, Mr. Murray was a Vice President with the Middle-Market Lending Division of Manufacturers Hanover. Currently, he serves on the board of directors of AMC Entertainment, Cabela’s, Jetro Holdings, La Petite Academy, MedQuest Associates, National Surgical Care, Pinnacle Foods Group, Strongwood Insurance, USA.NET and Zoots.

Steve Pagliuca, Director, is a Managing Director at Bain Capital Partners, LLC. Mr. Pagliuca is also a Managing Partner and an Owner of the Boston Celtics Basketball franchise. Mr. Pagliuca joined Bain & Company in 1982 and founded the Information Partners private equity fund for Bain Capital in 1989. Mr. Pagliuca has also worked as a senior accountant and international tax specialist for Peat Marwick Mitchell & Company in the Netherlands. Currently, he serves on the Board of Directors of Burger King, Gartner Group, and ProSiebenSat1 Media AG. He is serving as the Chairman for Massachusetts Society for the Prevention of Cruelty to Children, and the Duke University Trinity Board of Advisors. He is also a trustee of Bain Capital Children’s Charity.

Stephen Rattner, Director, is a Managing Director and Head of DLJ Merchant Banking. Mr. Rattner joined Donaldson Lufkin & Jenrette’s Investment Banking Division in 1985 and DLJMB in 2001. He is Co-Chair of the MBP IV Investment Committee. Prior to joining DLJMB, Mr. Rattner was one of the founding members of Donaldson Lufkin & Jenrette’s leveraged finance business, where he was Head of Sales and Trading and Head of Capital Markets. Upon the merger of Credit Suisse First Boston and Donaldson Lufkin & Jenrette, he became the Head of European Leveraged Finance, responsible for all underwriting and client coverage involving high yield and syndicated loan products.

George Taylor, Director, is a Vice President at Thomas H. Lee Partners, which he joined in 1996. Prior to joining Thomas H. Lee Partners, Mr. Taylor was with ABS Capital Partners. Mr. Taylor is also a director of Simmons Company, Progressive Moulded Products Ltd. and THL-PMPL Holding Corp. Mr. Taylor served as a director of Syratech Corporation when it declared bankruptcy on February 16, 2005.

Carl Reichel, President, Pharmaceuticals, joined the Predecessor in October 2000 after nearly 20 years of experience at Parke-Davis, a division of Warner-Lambert (now a part of Pfizer), where he, together with Mr. Boissonneault, was a pioneer in the pharmaceutical marketing methods currently employed by us. Most recently, he held the position of President, U.K./British Isles at Warner-Lambert.

Anthony D. Bruno, Executive Vice President, Corporate Development, joined the Predecessor in March 2001 as Senior Vice President, Corporate Development and General Counsel. Mr. Bruno was promoted to Executive Vice President in April 2003 and continued to serve as General Counsel of the Company until August 1, 2005. Prior to joining the Company, Mr. Bruno spent 17 years with Warner-Lambert where his most recent position was Vice President and Associate General Counsel, Pharmaceuticals, and he was responsible for all legal matters relating to Warner-Lambert’s pharmaceutical business worldwide.

Paul Herendeen, Executive Vice President and Chief Financial Officer, joined Warner Chilcott on April 1, 2005 and is responsible for our finance, accounting, treasury and management information system functions. Prior to joining Warner Chilcott, Mr. Herendeen was Executive Vice President and Chief Financial Officer of MedPointe Inc. From 1998 through March 2001, Mr. Herendeen served as Executive Vice President and Chief Financial Officer of Warner Chilcott PLC (acquired by the Predecessor in September 2000). Mr. Herendeen also served as a director of the Predecessor from October 2000 through March 2001.

Leland H. Cross, Senior Vice President, Technical Operations, joined the Predecessor on September 1, 2001 and is responsible for our technical operations worldwide. Prior to joining the Predecessor, Mr. Cross was part of the Global Manufacturing group at Warner-Lambert (which became part of Pfizer in June 2000) for seven years, where most recently he was General Manager of Pfizer Ireland Pharmaceuticals, responsible for Pfizer’s dosage manufacturing operations in Ireland. Prior to joining Warner-Lambert, Mr. Cross managed a manufacturing operation for Merck & Co. Inc.

Herman Ellman, M.D., Senior Vice President, Clinical Development, joined the Predecessor in June 2000. Dr. Ellman is responsible for clinical development and medical affairs activities. Prior to joining the Predecessor, Dr. Ellman held the position of Medical Director for Women’s Healthcare of Berlex Laboratories.

Izumi Hara, Senior Vice President, General Counsel and Corporate Secretary, joined the Predecessor as Senior Vice President and Deputy General Counsel in June 2001 and is responsible for the legal matters of the Company. She was promoted to General Counsel as of August 1, 2005. Prior to joining the Predecessor, Ms. Hara held positions of increasing responsibility at Warner-Lambert where her most recent position was Vice President and Associate General Counsel, Corporate Affairs, where she was responsible for all corporate legal matters, including acquisitions, divestitures, alliances and other transactions in all of Warner-Lambert’s lines of business worldwide.

Alvin D. Howard, Senior Vice President, Regulatory Affairs, joined the Predecessor as Vice President, Regulatory Affairs in February 2001. He was promoted to Senior Vice President as of August 1, 2005 and is responsible for the registration of all of our products and for managing our relationships with the FDA, Health Canada and other agencies regulating the sale of pharmaceutical products. Prior to joining the Company, Mr. Howard was Vice President, Worldwide Regulatory Affairs at Roberts Pharmaceuticals.

William J. Poll, Senior Vice President, Finance, joined the Predecessor in 1996. Mr. Poll is responsible for financial reporting and planning for the pharmaceutical business and pharmaceutical trade relations in the United States. Prior to joining the Predecessor in 1996, Mr. Poll held the position of Director of Financial Information Services at Warner-Lambert.

Tina M. deVries, Ph.D., Vice President, Clinical Pharmacology, joined the Predecessor in 1996. Dr. deVries is responsible for responsible for clinical pharmacology (Phase 1), intellectual property strategy, and scientific evaluation of licensing and acquisition opportunities. Dr. deVries joined the Predecessor after seven years in the research and development area with Warner-Lambert.

David T. Domzalski, Vice President, Specialty Sales & Marketing, joined the Predecessor in December 2003 and is responsible for sales and marketing for the Dermatology and Portfolio sales forces. Mr. Domzalski started his career in the pharmaceutical industry as a sales representative for the Parke-Davis division of Warner-Lambert Company where he held positions of increasing responsibility and was most recently National Sales Director in the Women’s Healthcare Group. After leaving Parke-Davis in 2000 and prior to joining the Predecessor, Mr. Domzalski served as Area Vice President for Sanofi-Synthelabo and Vice President, Global Sales for Dendrite International.

Luis Gandara, Vice President, Quality, joined the Predecessor in June 2004 when we acquired the Fajardo manufacturing facility from Pfizer. Prior to that, Mr. Gandara held positions at Warner-Lambert (which became part of Pfizer in June 2000) beginning in 1995. Shortly thereafter he was assigned to develop and direct the quality department for a new green field pharmaceutical operation in Ireland and most recently held the position of Quality Operations Director/Team Leader—Fajardo. Prior to that time, Mr. Gandara served in the quality group of Bristol-Myers.

Claire Gilligan, Ph.D., Vice President, Operations, Warner Chilcott, U.K., joined the Predecessor in July 1994 as Regulatory Affairs Manager and has held positions of increasing responsibility until her appointment to Vice President Operations, Warner Chilcott, U.K. in December 2004. Dr. Gilligan is responsible for analytical development, formulation development, regulatory affairs, manufacturing, quality and all associated support functions carried out in the United Kingdom.

Andrew Fenton, Vice President and Chief Information Officer, joined the Company on November 28, 2005 and is responsible for the overall information technology infrastructure of our business. Prior to joining Warner Chilcott, he served as Vice President, Global Relationship Partner at IBM Corporation for 3 years. Mr. Fenton also held positions at PricewaterhouseCoopers Consulting, serving as a Senior Partner in the Pharmaceutical Practice and has held several positions in the pharmaceutical industry spanning areas of responsibility such as manufacturing, supply-chain management, operations and engineering.

Kathryn L. MacFarlane, Pharm.D., Vice President, Women’s Healthcare Sales & Product Planning, joined the Predecessor in February 2001, and is responsible for managing the Women’s Health sales force as well as the market preparation for all pipeline brands. Prior to joining the Predecessor, Dr. MacFarlane was with the Parke-Davis division of Warner-Lambert, where she held positions of increasing responsibility in marketing and sales, including the Director of Marketing for Cardiovascular and Sr. Director of Marketing for CNS. Ms. MacFarlane resigned from the Company as of March 31, 2006.

Attio Dominick Musacchio, Vice President, New Business Development and Sales Operations, joined the Predecessor in 1996. Mr. Musacchio is responsible for developing and maintaining Warner Chilcott’s target physician databases and sales operations. Prior to joining the Predecessor, Mr. Musacchio spent 25 years at Warner-Lambert in positions of increasing responsibility, most recently as Director, Sales and Marketing, Warner Chilcott Division.

Jose Negroni, Vice President, Manufacturing, joined the Predecessor in June 2004 when we acquired the Fajardo manufacturing facility from Pfizer. Prior to that time, Mr. Negroni held positions at Pfizer beginning in November 2001. He was an independent consultant from November 1999 to October 2001, and served as a plant manager at Medtronics from February 1998 to October 1999. In addition, Mr. Negroni was the Executive Vice President and co-founder of MOVA Pharmaceutical and has held positions at SmithKline and Merck & Co. Inc.

Raymond G. Steitz, Vice President, Human Resources & Training, joined the Predecessor in February 2001 and is responsible for company-wide human resources and sales training initiatives and programs. Prior to joining the Predecessor, he worked for Unilever Bestfoods North America for 12 years where he served as the Director Human Resources, Supply Chain and Industrial Relations. Mr. Steitz also worked for Philips Electronics in various human resources roles for eight years prior to joining Unilever.

Board Committees

Our board of directors has established an audit committee and a compensation committee comprised of financially astute professionals. The committees each consist of Messrs. Abbrecht, Burgstahler, Connaughton and Murray. The audit committee, which is chaired by Mr. Abbrecht, recommends the annual appointment of auditors with whom the audit committee reviews the scope of audit and non-audit assignments and related fees, and reviews accounting principles we will use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. The compensation committee, which is chaired by Mr. Murray, evaluates the performance of the Chief Executive Officer and approves the compensation level for the CEO, reviews the Company’s overall management compensation and benefits policies, and reviews and recommends employee benefits plans, stock option and/or restricted stock grants and other incentive arrangements.

Director Compensation

All members of our board of directors are reimbursed for their usual and customary expenses incurred in connection with attending all board and other committee meetings.

Executive Compensation

The following table sets forth information concerning the compensation of our chief executive officer and each of our four most highly compensated executive officers during each of the last three fiscal years. The bonuses set forth below include amounts earned in the year shown but paid in the subsequent year.

Code of Ethics

We have adopted the Warner Chilcott Code of Business Conduct and Ethics, which applies to all directors, officers and employees of the Company. The Code of Business Conduct and Ethics meets the requirements of a “code of ethics” as defined by Item 406 of Regulation S-K, and applies to our Chief Executive Officer, Chief Financial Officer (who serves as both our principal financial and principal accounting officer), as well as other employees as indicated above. A copy of the Code of Business Conduct and Ethics may be obtained upon request at no cost, by sending a request by email to bkozinski@wcrx.com or by mail to 100 Enterprise Drive, Rockaway, New Jersey, 07866, Attention: Beth Kozinski.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)(2)	Restricted Stock Awards ($)(3)	Securities Underlying Options (#)(4)	All Other Compensation ($)(5)
Roger M. Boissonneault Chief Executive Officer	2005 2004 2003	800,000 800,000 726,000	800,000 800,000 726,000	44,861 44,218 37,660	3,478,419 310 —	479,430 31,016 —	23,955,278 — —

Carl Reichel President, Pharmaceuticals	2005 2004 2003	391,406 375,000 337,600	225,059 260,097 194,120	44,204 43,561 37,049	1,556,593 116 —	479,430 11,568 —	6,436,919 — —

Anthony D. Bruno Executive Vice President, Corporate Development	2005 2004 2003	369,969 340,000 300,000	212,732 227,142 172,500	41,940 41,297 20,134	1,556,593 104 —	479,430 10,416 —	4,268,238 — —

Paul Herendeen(6) Executive Vice President and Chief Financial Officer	2005 2004 2003	281,250 — —	116,016 — —	38,513 — —	686,544 — —	479,430 — —	— — —

Leland H. Cross Senior Vice President, Technical Operations	2005 2004 2003	271,375 260,000 237,375	93,624 108,201 81,895	21,790 21,147 20,134	339,689 40 —	— 7,431 —	1,909,802 — —

(1)	The Company changed its fiscal year from a September 30 year end to a calendar year end in 2004. Therefore, the amounts shown for 2004 reflect cash bonuses paid to each named executive officer in 2005 for service during the period October 1, 2003 through December 31, 2004.
(2)	The amounts shown in this column represent Company matching funds under the Warner Chilcott 401(k) Savings Plan (the Company matches up to 75% of the first 6% of compensation contributed by the employee) and contributions made to a medical insurance plan on behalf of each named executive officer. The amounts shown in this column also include a company-owned automobile provided to each of the named executive officers, except Mr. Cross.

(3)	Represents the dollar value of the grant of restricted stock based on the value of the restricted stock on the grant date. In 2005, all grants of restricted Class A Common Shares were made under the 2005 Equity Incentive Plan (the “Plan”) of Warner Chilcott Holdings Company, Limited. For a description of this plan, including the vesting terms, see “—Equity Incentive Plan.” Each of the named executive officers were granted strips of equity securities including Class A Common Shares of Warner Chilcott Holdings Company, Limited (the “Class A Common Shares”), Class L Common Shares of Warner Chilcott Holdings Company, Limited (the “Class L Common Shares”) and Preferred Shares of Warner Chilcott Holdings Company II, Limited (the “Preferred Shares”) (collectively, the “Strip Grants”) and a separate grant of restricted Class A Common Shares that were granted under the Plan. Mr. Herendeen received only Class A Common Stock under the Plan. The Strip Grants, which were time-vesting, vested as of January 18, 2006. The fair market value of the Class A Common Shares on each date of grant was $1.00, the fair market value of the Class L Common Shares on the date of grant was $74.52 and the fair market value of the Preferred Shares on the date of grant was $1,000.00. In addition, each of the named executives were also granted separate Class A Common Shares of Warner Chilcott Holdings Company, Limited under the Plan.

On March 28, 2005, Mr. Boissonneault received an aggregate grant of 1,667,553 Class A Common Shares, 16,108.18 Class L Shares and 610 Preferred Shares, Mr. Reichel received an aggregate grant of 746,230 Class A Common Shares, 7,208 Class L Shares and 273 Preferred Shares, Mr. Bruno received an aggregate grant of 746,230 Class A Common Shares, 7,208 Class L Shares and 273 Preferred Shares and Mr. Cross received an aggregate grant of 162,847 Class A Common Shares, 1,573 Class L Shares and 59 Preferred Shares. On April 1, 2005, Mr. Herendeen received a grant of 686,544 Class A Common Shares.

In 2004, the Predecessor granted the named executive officers warrants to purchase ordinary shares of the Predecessor in the form of American Depository Shares (“ADSs”). All outstanding warrants were exercised upon the acquisition of the Predecessor.

(4)	In 2005, each of the named executive officers, except Mr. Cross, was awarded 479,430 stock options to purchase Class A Common Shares of Warner Chilcott Holdings Company, Limited. The stock option grants vest ratably on January 18 of 2006, 2007, 2008 and 2009, except Mr. Herendeen whose stock options vest ratably on the first, second, third and fourth anniversary of the option grant date, April 1, 2005. Such options may be exercised earlier under certain circumstances such as in the case of the holder’s death or disability, termination by the Company without cause (as defined in the share option award agreement) or in the event of a change in control of the Company. The exercise price per stock option share is $22.98 and will terminate on January 18, 2015, except Mr. Herendeen whose stock options will terminate on April 1, 2015.

In establishing the value of the options on the grant date the Company assumed that the shares of Warner Chilcott Holdings, Limited, although not publicly traded, share the same volatility as a defined group of comparable companies. The expected holding period for these options is longer than would be expected for options with exercise prices equal to the fair market value per share on the date of grant. The Company assumed that the options would be exercised, on average, in nine years. Using the Black-Scholes valuation model, the fair value of the options on the vesting date was $0.0098 per share or $19 in the aggregate using the assumptions shown below:

Dividend yield	None
Expected volatility	48.00%
Risk-free interest rate	4.10%
Expected term (years)	6.00

In 2004, under the Predecessor’s U.S. Option Scheme and Executive Share Option Schemes, the named executive officers were awarded stock options to purchase ADSs of the Predecessor. All unexercised portions of the stock options granted were exercised upon the acquisition of the Predecessor.

(5)

This column includes certain one-time retention bonuses of $3,048,000, $880,663 and $798,469 paid in connection with the Transactions to Messrs. Boissonneault, Reichel and Bruno, respectively, and one-time change in control payouts to Messrs. Boissonneault, Reichel, Bruno and Cross in the amount of

$17,211,883, $5,556,255, $3,469,769 and $1,909,802, respectively, related to each executive officer’s ownership of stock options to purchase ADSs of the Predecessor. In addition, in connection with the Transactions, Mr. Boissonneault also received a one-time change in control payment of $3,695,395 including tax payments made by the Company on his behalf to compensate for excise taxes.

(6)	As of April 1, 2005, Paul Herendeen commenced employment as Executive Vice President and Chief Financial Officer. His base salary for fiscal year 2005 was $375,000, and he is eligible to receive an annual cash bonus based on a target amount equal to 50% of his base salary.

Employment Arrangements

The following is a description of the executive employment and related arrangements that are currently in effect with our chief executive officer and each of our four most highly compensated executive officers.

Employment Agreement with Roger M. Boissonneault

On March 28, 2005, Warner Chilcott (US), Inc. entered into an amended and restated employment agreement with Roger M. Boissonneault pursuant to which Mr. Boissonneault agreed to serve as Chief Executive Officer of Warner Chilcott Holdings Company, Limited and Warner Chilcott (US), Inc. Under this agreement, Mr. Boissonneault will be a member of the Board of Directors of Warner Chilcott Holdings Company, Limited until a public offering of equity securities of Warner Chilcott Holdings Company, Limited and, after such a public offering, he must be included in any slate of director nominees as long as he is Chief Executive Officer. Mr. Boissonneault’s employment agreement is terminable by either party for any reason but Mr. Boissonneault must give at least 90 days advance written notice of any resignation of his employment.

Mr. Boissonneault currently receives a base salary of $800,000 plus a target bonus of 85% of base salary, up to a maximum amount equal to 100% of base salary dependent on the achievement of performance goals set by the Board of Directors of Warner Chilcott Holdings Company, Limited. Mr. Boissonneault’s benefits include reimbursement for reasonable business expenses. Certain payments received by Mr. Boissonneault in connection with the Transactions were subject to an excise tax imposed under the U.S. Internal Revenue Code, for which Mr. Boissonneault was paid a gross-up payment of approximately $3,700,000 pursuant to the terms of his employment agreement. If any payments received by Mr. Boissonneault in connection with a future change in control are subject to an excise tax, Mr. Boissonneault will be entitled to a gross-up payment.

If Mr. Boissonneault’s employment is terminated by Warner Chilcott (US), Inc. without cause or as a result of disability, or by Mr. Boissonneault for good reason, he is entitled to a severance payment equal to 200% of his base salary in effect at the time of termination plus 200% of the cash bonus paid to him in the prior calendar year, accrued salary and benefits, and continued health and welfare benefits for 12 months following termination. Any severance payments are generally paid over 24 months unless the termination event is in connection with, or within two years of, a change in control, in which case it is payable in a lump sum. If Mr. Boissonneault is terminated for cause or if Mr. Boissonneault resigns without good reason, he is entitled to receive only accrued salary and benefits.

If Mr. Boissonneault’s employment terminates, he has agreed not to provide similar or competing services, or solicit customers or employees, of Warner Chilcott (US), Inc., Warner Chilcott Holdings Company, Limited, or any of their subsidiaries, for (i) 24 months in the case of termination by Warner Chilcott (US), Inc. without cause or because of disability, or by Mr. Boissonneault for good reason, (ii) six months if Mr. Boissonneault resigned without good reason including retirement (which increases to 12 months if Warner Chilcott (US), Inc. elects to pay Mr. Boissonneault 12 months severance (base salary and bonus)), or (iii) six months in the case of termination by Warner Chilcott (US), Inc. for cause.

Other Executive Employment Agreements

On March 28, 2005, Warner Chilcott (US), Inc. entered into amended and restated employment agreements with Anthony D. Bruno and Carl Reichel. On April 1, 2005, Warner Chilcott (US), Inc. entered into an employment agreement with Paul Herendeen. Each of these employment agreements have substantially similar terms, except for applicable positions, annual base salary amounts and retention bonuses paid to each of Messrs. Bruno and Reichel.

Each employment agreement is terminable by either party for any reason but generally speaking the executive must give twelve months advance written notice of any resignation of his employment. Mr. Bruno and Mr. Herendeen currently receive base salaries of $391,875 and $383,438, respectively, and Mr. Reichel currently receives a base salary of $409,020. Each of Messrs. Bruno, Herendeen and Reichel are eligible for an annual bonus of 50% of base salary in the sole discretion and in such amounts as approved by the Board of Directors of Warner Chilcott Holdings Company, Limited. The benefits for each executive include reimbursement for reasonable business expenses. If any payments received by Messrs. Bruno, Herendeen or Reichel in connection with a future change in control are subject to an excise tax, the executive will be entitled to a gross-up payment.

Under each employment agreement, if the executive’s employment is terminated by Warner Chilcott (US), Inc. without cause or as a result of disability, or by the executive for good reason, the executive is entitled to a severance payment equal to 200% of his base salary in effect at the time of termination plus 200% of the cash bonus paid to him in the prior calendar year and accrued salary and benefits. Any payments are generally paid over 24 months unless the termination event is in connection with, or within two years of, a change in control, in which case they are payable in a lump sum. If the executive is terminated for cause or if the executive resigns without good reason, he is entitled to receive only accrued salary and benefits.

If the executive’s employment terminates, he has agreed not to provide similar or competing services, or solicit customers or employees, of Warner Chilcott (US), Inc., Warner Chilcott Holdings Company, Limited, or any of their subsidiaries, for (i) 24 months in the case of termination by Warner Chilcott (US), Inc. without cause or because of disability, or by the executive for good reason, (ii) six months if the executive resigns or retires (which increases to 12 months if Warner Chilcott (US), Inc. elects to pay the executive 12 months severance (base salary and bonus)), or (iii) six months in the case of termination by Warner Chilcott (US), Inc. for cause.

Executive Severance Agreements

On March 28, 2005, Warner Chilcott (US), Inc. entered into a severance agreement with Leland H. Cross. The severance agreement replaced Mr. Cross’s prior employment agreement. The agreement provides that Mr. Cross’s benefits include reimbursement for reasonable business expenses.

Under the severance agreement, if the executive’s employment is terminated by Warner Chilcott (US), Inc. without cause or as a result of disability, or by the executive for good reason, the executive is entitled to a severance payment equal to one year’s base salary in effect at the time of termination, accrued salary and benefits, and continued health and welfare benefits for the severance period. However, if the termination is within twelve months of a change in control, the severance payment is equal to the executive’s base salary for eighteen months plus 150% of the annual cash bonus paid for the prior year. Any severance payments are generally paid over the term of the severance period. If the executive is terminated for cause or if the executive resigns without good reason, he is entitled to receive only accrued salary and benefits.

If the executive’s employment terminates, he has agreed not to provide similar or competing services, or solicit customers or employees, of Warner Chilcott (US), Inc., Warner Chilcott Holdings Company, Limited, or any of their subsidiaries, for (i) the severance period (12 or 18 months) in the case of termination by Warner Chilcott (US), Inc. without cause or because of disability, or by the executive for good reason, (ii) 6 months if the executive resigned without good reason (which increases to 12 months if Warner Chilcott (US), Inc. elects to pay the executive 12 months severance (base salary and bonus)), or (iii) 6 months in the case of termination by Warner Chilcott (US), Inc. for cause.

Equity Incentive Plan

On March 28, 2005, Warner Chilcott Holdings Company, Limited adopted the Warner Chilcott Holdings Company, Limited 2005 Equity Incentive Plan (the “Plan”), pursuant to which a maximum of 7,670,880 Class A shares of Warner Chilcott Holdings Company, Limited may be issued to employees in connection with incentive awards. As of December 31, 2005, incentive awards with respect to 6,845,042 Class A shares have been awarded under the plan, and 825,838 Class A shares are reserved for future awards under the plan. All awards granted to an employee under the plan may be repurchased by Warner Chilcott Holdings Company, Limited if the employee’s employment is terminated.

Between March 28, 2005 and November 28, 2005:

•	Warner Chilcott Holdings Company, Limited granted 4,927,322 restricted Class A shares under the Plan to the eighteen executive officers above, including Messrs. Boissonneault, Bruno, Reichel, Herendeen and Cross. All these restricted shares are subject to three different types of vesting: one third are subject to time vesting through 2009 (except shares awarded to Mr. Fenton whose shares are subject to time vesting through 2010), one third are subject to performance vesting based on the achievement of certain EBITDA targets, and the remaining one third vest are subject to performance vesting based on the Sponsors achieving certain targets on the return of their invested capital.

•	Warner Chilcott Holdings Company, Limited granted 401,877 Strip Grant shares to all of the executive officers listed above, other than Messrs. Herendeen and Fenton, consisting of Class A Shares and Class L Shares of Warner Chilcott Holdings Company, Limited and Preferred Shares granted by Warner Chilcott Holdings Company II, Limited. The Strip Grants, which were time-vesting, fully vested as of January 18, 2006.

•	Warner Chilcott Holdings Company, Limited granted options under the Plan to Messrs. Boissonneault, Bruno, Reichel and Herendeen to purchase 1,917,720 Class A shares at an exercise price of $22.98. These options vest over approximately four years.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Warner Chilcott Holdings Company III, Limited is a direct wholly-owned subsidiary of Warner Chilcott Holdings Company II, Limited, which is a direct wholly-owned subsidiary of Warner Chilcott Holdings Company, Limited. The Sponsors and certain members of our management, indirectly by their holdings of Class A Shares and Class L Shares of Warner Chilcott Holdings Company, Limited and of Preferred Shares of Warner Chilcott Holdings Company II, Limited as reflected in the table below, together with certain of the Sponsors’ limited partners are the beneficial owners of all of the outstanding common stock of Warner Chilcott Holdings Company III, Limited.

	Securities Beneficially Owned
Name and Address	Class A Shares	Percentage of Class A Shares	Class L Shares	Percentage of Class L Shares	Preferred Shares	Percentage of Preferred Shares
Principal Securityholders:
Bain Capital Partners LLC(1)	19,275,013.57	20.66%	2,327,900.19	21.81%	88,225.146	21.81%
DLJ Merchant Banking III, Inc.(2)	19,275,013.57	20.66%	2,327,900.19	21.81%	88,225.146	21.81%
J.P. Morgan Partners, LLC(3)	19,275,013.57	20.66%	2,327,900.19	21.81%	88,225.146	21.81%
Thomas H. Lee Partners, L.P.(4)	19,275,013.57	20.66%	2,327,900.19	21.81%	88,225.146	21.81%
Directors and Executive Officers:
Roger M. Boissonneault(5)	1,887,404.12	2.02%	42,660.18	*	1,616.779	*
Todd M. Abbrecht(4)	19,275,013.57	20.66%	2,327,900.19	21.81%	88,225.146	21.81%
David F. Burgstahler(2)	19,275,013.57	20.66%	2,327,900.19	21.81%	88,225.146	21.81%
John P. Connaughton(1)	19,275,013.57	20.66%	2,327,900.19	21.81%	88,225.146	21.81%
Benjamin Edmands(3)	19,275,013.57	20.66%	2,327,900.19	21.81%	88,225.146	21.81%
John A. King(6)	686,003.87	*	82,850.71	*	3,139.958	*
Stephen P. Murray(3)	19,275,013.57	20.66%	2,327,900.19	21.81%	88,225.146	21.81%
Steve Pagliuca(1)	19,275,013.57	20.66%	2,327,900.19	21.81%	88,225.146	21.81%
Stephen Rattner(2)	19,275,013.57	20.66%	2,327,900.19	21.81%	88,225.146	21.81%
George Taylor(4)	19,275,013.57	20.66%	2,327,900.19	21.81%	88,225.146	21.81%
Carl Reichel	796,938.36	*	13,332.58	*	505.292	*
Anthony D. Bruno	759,745.27	*	8,840.66	*	335.053	*
Paul Herendeen	720,844.77	*	4,142.54	*	156.998	*
Leland H. Cross	231,447.41	*	9,858.13	*	373.614	*
All directors and named executive officers as a group(14 persons)	82,182,438.08	88.10%	9,473,285.56	88.77%	359,028.278	88.77%

*	Less than 1%.
(1)	Includes interests owned by each of Bain Capital Integral Investors II, L.P., BCIP Trust Associates III, BCIP Trust Associates III-B and BCIP Associates—G. Each of the Bain Capital entities is an affiliate of Bain Capital Partners LLC. Bain Capital Partners LLC disclaims beneficial ownership of such shares.
John P. Connaughton is a Managing Director of Bain Capital Partners LLC. Mr. Connaughton disclaims any beneficial ownership of any shares beneficially owned by the Bain Capital entities. The address of Mr. Connaughton and each of the Bain entities is c/o Bain Capital, LLC 111 Huntington Avenue, Boston, Massachusetts 02199.

Steve Pagliuca is a Managing Director of Bain Capital Partners LLC. The address of Mr. Pagliuca and each of the Bain entities is c/o Bain Capital, LLC 111 Huntington Avenue, Boston, Massachusetts 02199.

(2)	Includes interests owned by each of DLJMB Overseas Partners III, C.V., DLJ Offshore Partners III, C.V., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., Millennium Partners II, L.P., MBP III Plan Investors, L.P., and DLJ MB Partners III GmbH & Co. KG.

David F. Burgstahler is a Partner of Avista Capital Partners and the director designee of the DLJ Merchant Banking entities pursuant to a consulting arrangement. Mr. Burgstahler disclaims beneficial ownership of any shares beneficially owned by the DLJ Merchant Banking entities. The address of Mr. Burgstahler is c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, New York 10022 and the address of each of the DLJ Merchant Banking entities is c/o DLJ Merchant Banking III, Inc., 11 Madison Avenue, New York, New York 10010, except that the address of the Offshore Partners entities is John B. Gorsiraweg 14, Willemstad, Curacao, Netherlands Antilles.

Stephen Rattner is a Managing Director and Global Head of DLJ Merchant Bank Partners. Mr. Rattner disclaims beneficial ownership of any shares beneficially owned by the DLJ Merchant Banking entities The address of Mr. Rattner and the address of each of the DLJ Merchant Banking entities is c/o DLJ Merchant Banking III, Inc., 11 Madison Avenue, New York, New York 10010, except that the address of the Offshore Partners entities is John B. Gorsiraweg 14, Willemstad, Curacao, Netherlands Antilles.

(3)	Includes interests owned by J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Cayman) III, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., J.P. Morgan Partners Global Investors (Selldown) II-A, L.P., J.P. Morgan Partners Global Investors (Cayman/Selldown) III, L.P. and JPMP Co-invest (BHCA).

Benjamin Edmands is a Principal of J.P. Morgan Partners, LLC. Mr. Edmands disclaims any beneficial ownership of any shares beneficially owned by the JPMorgan Partners entities. The address of Mr. Edmands and the JPMorgan Partners entities is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, 39th Floor, New York, New York 10020.

Stephen P. Murray is a Partner of J.P. Morgan Partners, LLC. Mr. Murray disclaims any beneficial ownership of any shares beneficially owned by the JPMorgan Partners entities. The address of Mr. Murray and the JPMorgan Partners entities is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, 39th Floor, New York, New York 10020.

(4)	Includes interests owned by each of Thomas H. Lee (Alternative) Fund V, L.P., Thomas H. Lee Parallel (Alternative) Fund V, L.P., Thomas H. Lee Equity (Cayman) Fund V, L.P., Thomas H. Lee Investors Limited Partnership, Putnam Investments Holdings, LLC, Putnam Investments Employees’ Securities Company I LLC and Putnam Investments Employees’ Securities Company II LLC. Thomas H. Lee (Alternative) Fund V, L.P. and Thomas H. Lee Parallel (Alternative) Fund V, L.P. are Delaware limited partnerships, whose general partner is THL Equity Advisors V, LLC, a Delaware limited liability company. Thomas H. Lee Equity (Cayman) V, L.P. is an exempted limited partnership formed under the laws of the Cayman Islands, whose general partner is THL Equity Advisors V, LLC, a Delaware limited liability company registered in the Cayman Islands as a foreign company. Thomas H. Lee Advisors, LLC, a Delaware limited liability company, is the general partner of Thomas H. Lee Partners, a Delaware limited partnership, which is the sole member of THL Equity Advisors V, LLC. Thomas H. Lee Investors Limited Partnership (formerly known as THL-CCI Limited Partnership) is a Massachusetts limited partnership, whose general partner is THL Investment Management Corp., a Massachusetts corporation.

Todd M. Abbrecht is a Managing Director of Thomas H. Lee Advisors, LLC. As Managing Director of Thomas H. Lee Advisors, LLC, Mr. Abbrecht has shared voting and investment power over, and therefore, may be deemed to beneficially own shares held of record by Thomas H. Lee (Alternative) Fund V, L.P., Thomas H. Lee Parallel (Alternative) Fund V, L.P., Thomas H. Lee Equity (Cayman) Fund V, L.P. and Thomas H. Lee Investors Limited Partnership. Mr. Abbrecht disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Mr. Abbrecht and the Thomas H. Lee entities is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110.

George Taylor is a Vice President of Thomas H. Lee Advisors, LLC. Mr. Taylor disclaims beneficial ownership of any shares beneficially owned by the Thomas H. Lee entities. The address of Mr. Taylor and the Thomas H. Lee entities is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110.

Putnam Investments Holdings, LLC, Putnam Investments Employees’ Securities Company I LLC and Putnam Investments Employees’ Securities Company II LLC are co-investment entities of Thomas H. Lee Partners and each disclaims beneficial ownership of any shares other than the shares held directly by such entity. The address for the Putnam entities is c/o Putnam Investment, Inc., One Post Office Square, Boston, Massachusetts 02109.

(5)	Includes interests owned by The Boissonneault 2005 Children’s Trusts, a trust in which Mr. Boissonneault’s wife, Terri Boissonneault, serves as trustee. The address of Mr. Boissonneault is c/o Warner Chilcott Corporation, 100 Enterprise Drive, Rockaway, New Jersey 07866.
(6)	Includes interests owned by Highberry Investments Limited acquired in April 2005. The address of Dr. King is c/o Warner Chilcott Corporation, 100 Enterprise Drive, Rockaway, New Jersey 07866.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationships and Related Party Transactions between the Company and the Sponsors and their Affiliates

Sponsor Shareholders Agreement

On January 18, 2005, Warner Chilcott Holdings Company, Limited, Warner Chilcott Holdings Company II, Limited and Warner Chilcott Holdings Company III, Limited, and certain of their respective shareholders (“Shareholders”), including the Sponsors, entered into a shareholders agreement (“Shareholders Agreement”) which include the following key terms:

Board of Directors. The boards of directors of Warner Chilcott Holdings Company, Limited, Warner Chilcott Holdings Company II, Limited and Warner Chilcott Holdings Company III, Limited shall initially comprise five directors, with the Chief Executive Officer being one director and each Sponsor appointing one director. In addition, each Sponsor shall have the right to appoint one additional director. In the event that a Sponsor ceases to beneficially own shares of Warner Chilcott Holdings Company, Limited and Warner Chilcott Holdings Company II, Limited (collectively referred to as “Shares”) representing 50% of its shares beneficially owned at closing (“Initial Shares”), but continues to beneficially own at least 25% of such Sponsor’s Initial Shares, such Sponsor shall have the right to appoint one director; should a Sponsor cease to beneficially own Shares representing at least 25% of its Initial Shares, such Sponsor shall no longer have the right to appoint any directors. The Shareholders Agreement will provide that all Shareholders agree to vote for the election of the Chief Executive Officer and the directors designated by the Sponsors as described above.

Matters Requiring Sponsors’ Consent. Warner Chilcott Holdings Company, Limited shall not (and shall not permit any of its subsidiaries to) take any of the actions listed below without the consent of a “Sponsor Majority.” For the purposes hereof, a “Sponsor Majority” means a majority of the Sponsors who continue to own at least 50% of its Initial Shares; provided, however, if Sponsors who continue to own at least 50% of its or their respective Initial Shares do not own, in the aggregate, a majority of the Shares owned by Sponsors as of closing, then Sponsor Majority shall refer to Sponsors owning a majority of the total Shares owned by Sponsors as of the date of calculation.

•	amend (including by way of merger or otherwise, other than as part of a drag-along sale (described below)) or waive any material provisions of the organizational documents;

•	change the number of directors;

•	declare or pay dividends;

•	enter into or effect a transaction involving the repurchase, redemption or acquisition of Shares of Warner Chilcott Holdings Company, Limited or in connection with any management incentive program other than (i) those related to Shares of a specific class of Shares from Shareholders holding Shares of such class on a pro rata basis, or (ii) repurchases from, or payments to, employees of Warner Chilcott Holdings Company, Limited or its subsidiaries up to an aggregate dollar amount;

•	purchase, exchange or acquire Shares of any other person having a fair market value in excess of a specified aggregate dollar amount, other than the acquisition of Shares of a subsidiary;

•	issue equity (including in an initial public offering);

•	enter into an agreement with respect to or consummate a change of control;

•	sell, lease, license or dispose of assets having a fair market value in excess of a specified aggregate dollar amount;

•	purchase, rent, license, exchange or acquire any assets for consideration having a fair market value in excess of a specified aggregate dollar amount;

•	incur any indebtedness or guarantee or become liable for the obligations of any other person, in each case in an aggregate amount in excess of a specified aggregate dollar amount;

•	enter into any material joint venture, partnership or similar agreement that has an aggregate value in excess of a specified aggregate dollar amount;

•	undertake any bankruptcy, liquidation, dissolution or recapitalization or reorganization of Warner Chilcott Holdings Company, Limited;

•	establish or amend any material term of any severance or management equity program and/or compensation and benefits for senior executives;

•	enter into transactions with any officer, director, employee or Shareholder, other than with respect to the payment of certain advisory services and monitoring fees, customary directors’ fees and expenses and non-executive employment and compensation arrangements, provided that any interested Sponsor shall be excluded for purposes of determining the Sponsor Majority;

•	appoint or remove independent auditors;

•	hire or remove certain senior management; and

•	make any material change in the business strategy or operations.

Transfer and Transfer of Rights. A Shareholder may not transfer its Shares, other than to permitted transferees prior to the second anniversary of the closing of the acquisition (“Lock-Up Period”). Following the Lock-Up Period, a Shareholder may not transfer its Shares, except as follows:

•	subject to the right of first offer and tag along rights (each described below);

•	pursuant to the drag-along rights (described below); and

•	to permitted transferees.

Rights of First Offer of Shares. Following the Lock-Up Period, if a Shareholder desires to transfer or sell any of its Shares to a third party (other than to permitted transferees), such Shareholder will first offer to sell such Shares to each other Shareholder on a pro rata basis (based on the number of Shares held by each Shareholder) at a stated price per share (“Offer Price”). If the offer is not accepted in whole by the other Shareholders, the selling Shareholder will be free to sell the ordinary Shares at a price equal to at least 90% of the Offer Price during a limited period of time.

Tag-Along Rights. Following the Lock-Up Period, if a Shareholder proposes to sell any of its Shares (other than to permitted transferees), and the provisions of rights of first offer described above have been complied with, each other Shareholder will have the right to participate pro rata (based on the number of securities held by each Shareholder) in the sale, provided, however, that no such tag-along rights will apply to sales to permitted transferees of the selling Shareholder.

Drag-Along Rights. In the event that the Sponsor Majority (“Drag Investors”) proposes to sell all of its Shares in a bona fide third party sale, the Drag Investors will be able to compel the other Shareholders to participate in the sale on the same terms and conditions as applicable to the Drag Investors. In the event the sale is structured as a merger, the other Shareholders agree to approve the merger.

Preemptive Rights. Prior to an initial public offering (an “IPO”), Warner Chilcott Holdings Company, Limited will not issue any equity securities (including convertibles), unless, prior to such issuance, it offers such securities to each Shareholder to purchase its respective pro rata share of the offered securities at the offering price. Such preemptive rights will be subject to certain customary exemptions, such as issuances of equity securities (i) pursuant to existing or new management incentive plans, (ii) upon exercise, conversion or exchange of Shares outstanding as of the date of the Shareholders Agreement or which, when issued, were subject to or exempt from the preemptive rights, (iii) distributed or set aside ratably to all holders of a specified class of Shares on a per share equivalent basis, (iv) in connection with, an IPO, a merger of Waren Holdings Company, Limited with or into another person or an acquisition by Warner Chilcott Holdings Company, Limited of another person or substantially all the assets of another person or (v) as “equity kickers” in third party debt financing transactions.

Registration Rights. The Shareholders Agreement provides for (i) customary demand registration rights following the six month anniversary of the IPO, (ii) customary piggy-back registrations rights (other than with respect to the IPO) and (iii) shelf demand registration rights at any time after the 12 month anniversary of an IPO whereby Warner Chilcott Holdings Company, Limited becomes eligible to use a registration statement on Form S-3.

Expenses and Indemnification. Each of Warner Chilcott Holdings Company, Limited, Warner Chilcott Holdings Company II, Limited and Warner Chilcott Holdings Company III, Limited shall indemnify Shareholders with respect to the Shareholders Agreement, including with respect to registrations made pursuant to the above mentioned registration rights, and transactions to which either entity is a party or any other circumstances with respect to either entity, or operations of, or services provided by any of the Shareholders to either entity from time to time. Both entities agree to pay or reimburse each Shareholder for reasonable costs and expenses incurred in connection with any amendment, supplement, modification or waiver of or to any provisions of the Shareholders Agreement, and for all costs and expenses of such Shareholder incurred in connection with the above mentioned registration rights, consent to any departure by either entity from the terms of any provision of the Shareholders Agreement and the enforcement by such Shareholder of any right granted to it in the Shareholders Agreement.

Termination. Except with respect to registration rights, the Shareholders Agreement will terminate upon the earlier to occur of (i) the IPO, (ii) a change of control of Warner Chilcott Holdings Company, Limited, and (iii) the bankruptcy, liquidation, dissolution or winding-up of Warner Chilcott Holdings Company, Limited.

Advisory Services and Monitoring Agreement

On January 18, 2005, Warner Chilcott Corporation, Warner Chilcott Holdings Company III, Limited and Warner Chilcott Company, Inc. entered into an advisory services and monitoring agreement with each of the Sponsors (or their affiliates), pursuant to which the Sponsors (or their affiliates) will provide us with business monitoring and transaction advisory services. We will pay the Sponsors (or their designees), collectively, an initial annual management fee of $5.0 million (the aggregate amount to be reduced if Sponsor ownership percentages are reduced below certain thresholds) and will be obligated to reimburse them for reasonable out-of-pocket expenses incurred in connection with the provision of such management services or the enforcement of remedies under the agreement.

In addition, each Sponsor (or their designees) received a fee of $12.5 million in connection with services provided by them related to, and payable upon the completion of, the Transactions, and Warner Chilcott Holdings Company III, Limited paid DLJ Merchant Banking III, Inc. (or its designees) a fee of $12.0 million in consideration of its original commitment amount of the total equity required to fund the Transactions at the time of the original announcement of the recommended offer by Warner Chilcott Acquisition Limited, then known as Waren Acquisition Limited, to acquire the entire issued capital stock of Warner Chilcott PLC.

The advisory services and monitoring agreement also provides that the Sponsors (or their designees) may receive fees for services they provide in connection with certain subsequent transactions (proposed or consummated), such as tender offers, acquisitions, sales, mergers, financings, exchange offers, recapitalizations and restructurings, in an amount to be determined by the board of directors at the time of such subsequent transactions.

The initial term of the advisory services and monitoring agreement is seven years, but the agreement will renew each year (subject to early termination) such that the remaining term of the agreement in effect at any time will always be between six and seven years.

Prior to the consummation of an IPO, any Sponsor may terminate the advisory services and monitoring agreement with respect to itself. Upon the consummation of an IPO, the advisory services and monitoring agreement will automatically terminate and we will be obligated to pay each Sponsor (or its designee), a termination fee equal to the net present value of the aggregate annual management fee that would have been payable to such Sponsor during the remainder of the term of the advisory services and monitoring agreement, calculated using the treasury rate of a ten-year treasury note on the date of such termination.

The advisory services and monitoring agreement also includes customary indemnification provisions in favor of the Sponsors and their affiliates.

Transactions with Management

Management Shareholders Agreement and Related Matters

Warner Chilcott Holdings Company, Limited, Warner Chilcott Holdings Company II, Limited, Holdings, the Sponsors and all of the executive officers listed above are parties to a management shareholders agreement dated as of March 28, 2005. The terms of this agreement, which has substantially similar terms as the Sponsor Shareholders Agreement, include (i) restrictions on transfer of the shares of Warner Chilcott Holdings Company, Limited and Warner Chilcott Holdings Company II, Limited held by the executives or their permitted transferees, and (ii) various rights of the executive officers, including tag-along rights, drag-along rights, preemptive rights and piggyback registration rights. In addition, the agreement includes provisions regarding the rights of Warner Chilcott Holdings Company, Limited and Warner Chilcott Holdings Company II, Limited to repurchase shares of an executive (whether held by the executive or his or her permitted transferees) if the executive’s employment terminates.

In addition, as noted above, (i) all of the executive officers (except Mr. Fenton) have purchased shares of Warner Chilcott Holdings Company, Limited and Warner Chilcott Holdings Company II, Limited, (ii) all of the executive officers (except Messrs. Fenton and Herendeen) have been granted shares of Warner Chilcott Holdings Company, Limited and Warner Chilcott Holdings Company II, Limited in the form of Strip Grants, and (iii) under the Warner Chilcott Holdings Company, Limited 2005 Equity Incentive Plan, all of the executive officers have been granted restricted Class A shares of Warner Chilcott Holdings Company, Limited and four executive officers have been granted options to purchase Class A shares of Warner Chilcott Holdings Company, Limited.

Historical Transactions with Warner Chilcott PLC’s Affiliates

Our executive officers who owned equity interests in Warner Chilcott PLC received the same consideration for their holdings in the Transactions as other Warner Chilcott PLC shareholders. At September 30, 2004, Roger M. Boissonneault owned ADSs representing 20,792 Warner Chilcott PLC ordinary shares, and options and share awards (at varying exercise prices) granted under several plans covering an aggregate of 572,253 shares. Certain members of management received payments in connection with the Transactions, some of which was invested in equity of our parent companies.

In December 2003, Warner Chilcott PLC sold the manufacturing facility of its PDMS business, which formed part of Warner Chilcott PLC’s contract manufacturing business, to a company controlled by Dr. Allen McClay, the founder, former President, former executive director of the Predecessor and a significant shareholder. As part of the agreement, the acquiring company entered into a supply agreement with Warner Chilcott PLC to manufacture, supply and distribute a number of Warner Chilcott PLC products for the U.K. and Irish markets. Warner Chilcott PLC received a cash consideration of $36,000,000 for the sale of this facility. On April 28, 2004, Warner Chilcott PLC sold to Nelag Limited, a company controlled by Dr. McClay, the companies, businesses and assets that comprised Warner Chilcott PLC’s UK pharmaceutical product sales and marketing business. Consideration for the sale was $71,800,000.

Transactions with Others

Roger Boissonneault’s daughter, Amber Boissonneault, is employed with the Company as a sales representative. Ms. Boissonneault, who ranked in the top third of the Women’s Healthcare sales force as of December 31, 2005, received an aggregate salary including incentive bonus of $88,383 for her employment in the year ended December 31, 2005.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facility

Overview

In connection with the acquisition, Warner Chilcott Corporation, together with Holdings and Warner Chilcott Company, Inc. (collectively, the “Borrowers”), entered into a senior credit facility. The senior credit facility consists of:

•	a single draw term loan facility (the “Acquisition Term Facility”) in an aggregate principal amount of $1,400.0 million, which term loans will be made available to each Borrower in separate tranches in various agreed-upon amounts;

•	a delayed-draw term loan facility (the “Delayed-Draw Term Facility” and together with the Acquisition Term Facility, the “Term Facilities”) in an aggregate principal amount of $240.0 million;

•	a revolving facility in an aggregate principal amount of up to $150.0 million (the “Revolving Credit Facility” and, together with the Term Facilities, the “Senior Credit Facility”), $30.0 million and $15.0 million of which will be available for letters of credit and swing line loans, respectively, to be made available to Warner Chilcott Corporation and to Warner Chilcott Company, Inc.; and

•	up to three uncommitted additional tranches of term loans (the “Additional Term Loans”) in an aggregate principal amount for all Borrowers of up to $250.0 million, which may be incurred by any Borrower under the Acquisition Term Facility or under a new term facility to be included in the Term Facilities.

Each of the Borrowers guarantees the obligations of the other Borrowers under the Senior Credit Facility. The Senior Credit Facility is also guaranteed by us, Luxco, Holdings, and each of our and Holdings’ existing and future domestic subsidiaries. In addition, the obligations of Holdings and Warner Chilcott Company, Inc. are also guaranteed by Holdings’ existing and future material foreign subsidiaries.

Loans under the Senior Credit Facility are secured by a first priority security interest in substantially all of our, Holdings’, Warner Chilcott Company, Inc.’s and the subsidiary guarantor’s assets and in all of the capital stock held by us, Holdings, Warner Chilcott Company, Inc.’s and the subsidiary guarantors (but, other than in the case of Warner Chilcott Company, Inc., limited to 65% of the voting stock in the case of direct foreign subsidiaries and 0% in the case of indirectly held foreign subsidiaries). Loans under the Senior Credit Facility are also secured by a non-recourse pledge of the capital stock of Holdings by its direct parent company Warner Chilcott Holdings Company II, Limited. In addition, loans made to Holdings and Warner Chilcott Company, Inc. under the Senior Credit Facility are also secured by a first priority security interest in substantially all the foreign subsidiary guarantors’ assets and in all the capital stock held by the foreign subsidiary guarantors.

Warner Chilcott Corporation and Warner Chilcott Company, Inc. are entitled to draw amounts under the Revolving Credit Facility for general corporate purposes. As of December 31, 2005, there were no borrowings outstanding under the Revolving Credit Facility. The Revolving Credit Facility will mature in January 2011.

The Term Facilities will mature in January 2012.

Availability

•	$1,400.0 million of the Acquisition Term Facility was drawn in a single drawing on the Closing Date to (i) finance, in part, the purchase of Warner Chilcott PLC shares pursuant to the Scheme; (ii) refinance certain existing debt of Warner Chilcott PLC and its subsidiaries and (iii) pay the fees and expenses related to the Transactions. Amounts borrowed under the Acquisition Term Facility that are repaid or prepaid may not be reborrowed.

•	In early 2006, we borrowed the full $240.0 million available under the Delayed-Draw Term Facility to fund our acquisition of the U.S. sales and marketing rights to Dovonex for $200.0 million (January

2006) and a $40.0 million final milestone payment paid to LEO Pharma (February 2006) upon FDA approval of Taclonex.

•	Loans and letters of credit under the Revolving Credit Facility are available at any time prior to the final maturity of the Revolving Credit Facility, in minimum principal amounts specified in the Senior Credit Facility. Amounts repaid under the Revolving Credit Facility may be reborrowed. As of December 31, 2005, there were no borrowings outstanding under the Revolving Credit Facility.

Interest Rates

Borrowings under the Revolving Credit Facility bear interest, at our option, at the following rates per annum:

•	Adjusted LIBOR plus 2.50% or ABR plus 1.50%.

Borrowings under the Term Facility bear interest, at our option, at the following rates per annum:

•	Adjusted LIBOR plus 2.75% or ABR plus 1.75%.

The Senior Credit Facility contains provisions under which interest rates for the Revolving Credit Facility will be subject to change in increments based upon a leverage-based pricing grid.

Under the Senior Credit Facility, we may elect interest periods of 1, 2, 3 or 6 months (or, if available to all relevant Lenders, 9 or 12 months) for Adjusted LIBOR borrowings. Calculation of interest is on the basis of the actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the prime rate) and interest is payable at the end of each interest period and, in any event, at least every 3 months.

ABR is the Alternate Base Rate, which is the higher of Credit Suisse’s prime rate and the Federal Funds Effective Rate plus  1/2 of 1% per annum.

Adjusted LIBOR at all times includes statutory reserves.

Mandatory and Voluntary Prepayments

We are required to make mandatory prepayments with respect to certain proceeds of asset sales, casualty events and the incurrence of additional debt, as well as with a certain percentage of “excess cash flow” from the previous fiscal year.

The foregoing mandatory prepayments will be applied: (i) first, to the scheduled installments of principal of the Term Facilities due within 24 months of the prepayment, and (ii) then pro rata to the remaining scheduled installments of principal payments under the Term Facilities.

The Senior Credit Facility provides that we may from time to time make voluntary prepayments of loans in whole or in part without penalty, subject to minimum prepayment amounts and reimbursement of the breakage costs in the case of prepayment of loans bearing interest at Adjusted LIBOR prior to the end of the then-current interest period. All optional prepayments of loans under the Senior Credit Facility will be applied to the remaining amortization payments thereof at the relevant Borrower’s direction.

We repaid $10.5 million of Term Facilities during 2005. Scheduled quarterly repayments, pro forma for the additional $240.0 million borrowed under the Delayed-Draw Term Facility in early 2006, total $16.4 million annually.

Covenants

The Senior Credit Facility contains affirmative and negative covenants and requirements affecting Holdings and its restricted subsidiaries. In general, the affirmative covenants provide for, among other requirements, delivery of financial statements and other financial information to the lenders and notice to the lenders upon the occurrence of certain events. The affirmative covenants also include customary covenants relating to the operation of Warner Chilcott Corporation, Holdings’ and its other subsidiaries’ business.

The senior credit agreement also contains negative covenants and restrictions on actions by Warner Chilcott Corporation, Holdings and its other restricted subsidiaries including, without limitation, incurrence of additional indebtedness, restrictions on dividends and other restricted payments, prepayments of subordinated debt, liens, sale-leaseback transactions, loans and investments, hedging arrangements, mergers, transactions with affiliates, changes in business, asset sales, amendments of the terms of our subordinated debt and capital expenditures. The Senior Credit Facility requires that Holdings and its subsidiaries meet maximum leverage ratios and minimum interest coverage ratios.

Events of Default

The Senior Credit Facility specifies certain customary events of default including, without limitation, non-payment of principal or interest, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default or cross acceleration of certain other material indebtedness, bankruptcy and insolvency events, material judgments and liabilities, certain ERISA events, invalidity of guarantees and security documents under the Senior Credit Facility and change of control.

Fees and Expenses

We are required to pay certain on-going fees in connection with the Senior Credit Facility, including:

•	letter of credit fees,

•	agency fees, and

•	commitment fees.

Commitment fees are payable quarterly in arrears, initially at a rate per annum of 0.50% on the average daily unused portion of the Revolving Credit Facility. The commitment fees under the Revolving Credit Facility are subject to change in increments based upon a leveraged-based pricing grid. We also pay a commitment fee of 1.375% of the unused portion of the Delayed-Draw Term Facility, which was fully utilized in early 2006.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the term “Company” refers only to Warner Chilcott Corporation and not to any of its Subsidiaries and the term “Holdings” refers only to Warner Chilcott Holdings Company III, Limited and not to any of its Subsidiaries.

The Company issued the old notes, and will issue the registered notes, under an indenture (the “Indenture”) among itself, the Guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The old notes and the registered notes will be identical in all material respects, except that the registered notes have been registered under the Securities Act. The terms of the old notes and the registered notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the Indenture; all material information regarding the Notes and the rights of the holders of the Notes are summarized herein. The following description does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes. Copies of the Indenture may be obtained from the Company upon request. Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture.

The registered holder of any Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief Description of the Notes and the Guarantees

The Notes:

•	are general unsecured obligations of the Company;

•	are subordinated in right of payment to all existing and future Senior Debt; and

•	are pari passu in right of payment with any future Senior Subordinated Indebtedness of the Company.

The Guarantees:

•	are general unsecured obligations of each Guarantor;

•	are subordinated in right of payment to all existing and future Guarantor Senior Debt of such Guarantor; and

•	are pari passu in right of payment with any future Senior Subordinated Indebtedness of such Guarantor.

As of the date of this prospectus, all of the Subsidiaries of Holdings, including the Company, are “Restricted Subsidiaries.” Under the circumstances described under the caption “—Certain Covenants—Restricted Payments” and the definition of “Unrestricted Subsidiary,” Holdings is permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries are not subject to the restrictive covenants of the Indenture. Unrestricted Subsidiaries do not guarantee the Notes.

Principal, Maturity and Interest

The Company issued Notes in an aggregate principal amount of $600.0 million. The Indenture governing the Notes provides for the issuance of additional Notes having identical terms and conditions to the Notes (the “Additional Notes”), subject to compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Notes and will vote on all matters with the Notes. Such Additional Notes will be identical in all material respects to the Notes, except that Notes offered in the future will have different issuance dates and may have different issuance prices. The Notes will mature on February 1, 2015.

The Notes were issued in denominations of $1,000 and integral multiples of $1,000. Interest on the Notes accrues at the rate of 8 3/4% per annum and will be payable semi-annually in arrears on February 1 and August 1, commencing on August 1, 2005. The Company will make each interest payment to the holders of record of the Notes on the immediately preceding January 15 in the case of the February 1 payment and July 15 in the case of the August 1 payment.

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder has given wire transfer instructions to the Company at least three Business Days prior to the applicable payment date, the Company, through the paying agent or otherwise, will pay all principal, interest and premium on that holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York, unless the Company elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The Company will maintain one or more paying agents (each, a “paying agent”) for the Notes.

The Company will also maintain one or more registrars (each, a “registrar”) and a transfer agent. The Trustee will serve as initial registrar and transfer agent at its corporate trust office. The registrar and the transfer agent in New York will maintain a register reflecting ownership of Notes outstanding from time to time and will make payments on and facilitate transfer of Notes on behalf of the Company.

The Company may change the paying agents, the registrars or the transfer agents without prior notice to the holders. The Company or any of its Restricted Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Ranking

Senior Debt versus Notes

The payment of principal, interest, premium, if any, and Additional Interest, if any, on, and other obligations with respect to the Notes and the payment of any Guarantee will be subordinated in right of payment to the prior payment in full of all Senior Debt, or the Guarantor Senior Debt of the relevant Guarantor, as the case may be, including, without limitation, the obligations of the Company and such Guarantor under the Credit Agreement and under any Senior Debt or any Guarantor Senior Debt incurred after the Issue Date.

As of December 31, 2005:

(1) Senior Debt was $1,389.5 million, which consisted of secured indebtedness under the Credit Agreement, excluding additional borrowings of $240 million under the delayed-draw term facility in January 2006 and potential additional borrowings of $150 million under the revolving credit facility and $250 million under the uncommitted incremental term loan facility, in each case constituting part of the Credit Agreement, any of which would constitute Senior Debt if and when borrowed; and

(2) Guarantor Senior Debt was $1,389.5 million, all of which represents the Guarantors’ Guarantee of indebtedness under the Credit Agreement, excluding the Guarantees of the additional $240 million of borrowings under the delayed-draw term facility and potential additional borrowings under the revolving credit facility or the uncommitted incremental term loan facility, in each case constituting part of the Credit Agreement, any of which Guarantees would constitute Guarantor Senior Debt if and when granted.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Company, and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Debt or Guarantor Senior Debt, as applicable. See “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

Liabilities of Subsidiaries versus Notes

All of the operations of Holdings, Luxco and the Company are conducted through their respective Subsidiaries. Some of the Subsidiaries of Holdings are not Guaranteeing the Notes, and, as described below under “—Guarantees,” Guarantees of Subsidiaries may be released under certain circumstances. In addition, future Subsidiaries of Holdings may not be required to Guarantee the Notes. Claims of creditors of any Subsidiaries that are not Guarantors, including trade creditors and creditors holding indebtedness or guarantees issued by such Subsidiaries, and claims of preferred stockholders of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including holders of the Notes, even if such claims do not constitute senior debt of such Subsidiaries. Accordingly, the Notes and each Guarantee will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such Subsidiaries that are not Guarantors.

Certain Subsidiaries of Holdings that are not Guarantors guarantee the obligations of Holdings and Warner Chilcott Company, Inc., a Puerto Rican corporation and a Guarantor, under the Credit Agreement. The Subsidiaries of Holdings that are not Guarantors accounted for a nominal amount of total revenues of Holdings for the twelve months ended December 31, 2005, after elimination of intercompany amounts. Although the Indenture limits the incurrence of Indebtedness and preferred stock by Holdings and certain of its Subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

Other Senior Subordinated Indebtedness versus Notes

Only Indebtedness of the Company or any Guarantor that is Senior Debt or Guarantor Senior Debt, as applicable, ranks senior to the Notes and the relevant Guarantee in accordance with the provisions of the Indenture. The Notes and each Guarantee in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company and the relevant Guarantor, respectively.

The Company and the Guarantors have agreed in the Indenture that it and they will not incur any Indebtedness that is subordinate or junior in right of payment to Senior Debt or Guarantor Senior Debt, unless such Indebtedness is Senior Subordinated Indebtedness of the Company or the Guarantors, as applicable, or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of the Company or the Guarantors, as applicable. The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to secured Indebtedness merely because it is unsecured or (2) Senior Debt or Guarantor Senior Debt as subordinated or junior to any other Senior Debt or Guarantor Senior Debt merely because it has a junior priority with respect to the same collateral.

Payment of Notes

The holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of such Senior Debt (including interest accruing after the commencement of any bankruptcy proceeding at the rate provided for in the documentation with respect to the applicable Senior Debt, whether or not such interest is an allowed or allowable claim under applicable law) before the holders of Notes will be entitled to receive any payment with respect to the Notes, in the event of any distribution to creditors of the Company:

(1) in a liquidation or dissolution of the Company;

(2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

(3) in an assignment for the benefit of creditors; or

(4) in any marshaling of the Company’s assets and liabilities.

The Company also may not make any payment in respect of the Notes (except that holders may receive and retain Permitted Junior Securities or payments pursuant to the provisions described under the sections entitled “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge,” if the subordination provisions described in this section were not violated at the time the applicable amounts were deposited in trust or with the Trustee, as applicable, pursuant to such sections) if:

(1) a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

(2) any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity without further notice (except such notice as may be required to effect such acceleration) and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the Representative of that series of Designated Senior Debt.

Payments on the Notes may and will be resumed:

(1) in the case of a payment default, upon the date on which such default is cured or waived; and

(2) in the case of a nonpayment default, upon the earliest of (x) the date on which such nonpayment default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received and (z) the date the Trustee receives notice from the Representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of any Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

If the Trustee or any holder of the Notes receives a payment or distribution in respect of the Notes (except that holders may receive and retain Permitted Junior Securities or payments pursuant to the provisions described under the sections entitled “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge,” if the subordination provisions described in this section were not violated at the time the applicable amounts were deposited in trust or with the Trustee, as applicable, pursuant to such sections) when the payment or distribution is prohibited by the subordination provisions of the Indenture, then the Trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the Trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper Representative.

The Company must promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

A Guarantor’s obligations under its Guarantee are senior subordinated obligations. As such, the rights of holders of the Notes to receive payment by a Guarantor pursuant to its Guarantee will be subordinated in right of payment to the rights of holders of Guarantor Senior Debt of such Guarantor. The terms of the subordination and payment blockage provisions described above with respect to the Company’s obligations under the Notes apply equally to a Guarantor and the obligations of such Guarantor under its Guarantee.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. See “Risk Factors—Risks Related to the Notes—Your right to receive payment on the notes and the guarantees are junior to the rights of the lenders under our senior credit facility and to all of our and the guarantors’ other senior indebtedness, including any of our or the guarantors’ future senior debt.”

Optional Redemption

At any time prior to February 1, 2008, the Company may on one or more occasions redeem in the aggregate up to 35% of the aggregate principal amount of the Notes issued under the Indenture (calculated after giving effect to any issuance of additional Notes), with the net cash proceeds of one or more Equity Offerings, at a redemption price of 108.750% of the principal amount of the Notes, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date (provided that if the Equity Offering is an offering by Holdings or any of its direct or indirect parent corporations, a portion of the net cash proceeds thereof equal to the amount required to redeem any such Notes is contributed to the equity capital of the Company); provided, however, that:

(1) at least 65% of the aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional Notes) must remain outstanding immediately after the occurrence of each such redemption (excluding in such calculation Notes held by Holdings and its Subsidiaries); and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

The Notes may be redeemed, in whole or in part, at any time prior to February 1, 2010, at the option of the Company upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

On or after February 1, 2010, the Company may redeem all or a part of the Notes at its option, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the Notes to be redeemed to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on February 1 of the years indicated below:

Year	Percentage
2010	104.375%
2011	102.917%
2012	101.458%
2013 and thereafter	100.000%

The Company may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

Guarantees

The Guarantors jointly and severally guarantee the Company’s obligations under the Indenture and the Notes on a senior subordinated, full and unconditional basis. Each Guarantee is subordinated to the applicable Guarantor Senior Debt on the same basis as the Notes are subordinated to Senior Debt. The obligations of each Guarantor (other than a company that is a direct or indirect parent of the Company) under its Guarantee are limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. In addition, since each of Holdings and Luxco is a holding company with no significant operations, the Guarantees by Holdings and Luxco provide little, if any, additional credit support for the Notes and investors should not rely on these Guarantees in evaluating an investment in the Notes.

Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation, or with, into or to any other Persons upon the terms and conditions set forth in the Indenture. See “—Certain Covenants—Merger, Consolidation or Sale of Assets.” The Guarantee of a Guarantor will be released in the event that:

(a) (x) the sale, disposition or other transfer (including through merger or consolidation) of all of the Capital Stock (or any sale, disposition or other transfer of Capital Stock following which the applicable Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of the applicable Guarantor, in each case other than Holdings or a Subsidiary of Holdings, if such sale, disposition or other transfer is made in compliance with the provisions of the Indenture described under “—Repurchase at the Option of Holders—Asset Sales” and (y) such Guarantor is released from its guarantee, if any, of, and all pledges and security, if any, granted in connection with the Credit Agreement and any other Indebtedness of Holdings or any Restricted Subsidiary,

(b) Holdings designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture described under “—Certain Covenants—Restricted Payments” and the definition of “Unrestricted Subsidiary,”

(c) in the case of any Restricted Subsidiary which after the Issue Date is required to guarantee the Notes pursuant to the covenant described under “—Certain Covenants—Additional Subsidiary Guarantees,” the release or discharge of the guarantee by such Restricted Subsidiary of Indebtedness of Holdings or any Restricted Subsidiary or the repayment of the Indebtedness or Disqualified Stock, in each case, which resulted in the obligation to guarantee the Notes;

(d) if the Company exercises its legal defeasance option or its covenant defeasance option as described under “—Legal Defeasance and Covenant Defeasance” or if its obligations under the Indenture are discharged in accordance with the terms of the Indenture; or

(e) such Guarantor is also a guarantor or borrower under the Credit Agreement as in effect on the Issue Date and, at the time of release of its Guarantee, (x) has been released from its guarantee of, and all pledges and security, if any, granted in connection with the Credit Agreement, (y) is not an obligor under any Indebtedness (other than Indebtedness permitted to be incurred pursuant to clause (7), (9), (10) or (15) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”) and (z) does not guarantee any Indebtedness of the Company or any of the other Guarantors.

Subject to certain exceptions, if a Guarantor that is a Foreign Subsidiary or is a Puerto Rican corporation is required by applicable law or by the interpretation or administration thereof to withhold or deduct any amount for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (“Taxes”) imposed or levied by or on behalf of the government of the jurisdiction of organization or incorporation of such Guarantor or any political subdivision or any authority or agency therein or thereof having power to tax, or within any other jurisdiction in which such Guarantor is resident for tax purposes or any jurisdiction from or through which payment under its Guarantee is made, such Guarantor will be required to pay under its Guarantee such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by holders of the Notes (including Additional Amounts) after such withholding or deduction will not be less than the amount that holders of the Notes would have received if such Taxes had not been withheld or deducted.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase Notes as described under the captions “—Repurchase at the Option of Holders—Change of Control” and “—Repurchase at the Option of Holders—Asset Sales.” The Company may at any time and from time to time purchase Notes in the open market or otherwise.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, unless the Company at such time has given notice of redemption under the second or third paragraph under the caption “—Optional Redemption” with respect to all outstanding Notes, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the Notes repurchased, to the date of purchase. Within 30 days following any Change of Control, unless the Company at such time has given notice of redemption under the second or third paragraph under the caption “—Optional Redemption” with respect to all outstanding Notes, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The paying agent will promptly mail to each holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $1,000 or an integral multiple of $1,000. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer. A Change of Control Offer may be made in advance of a Change of Control or conditional upon the occurrence of a Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The Credit Agreement prohibits the Company from purchasing Notes, and will also provide that the occurrence of certain change of control events with respect to Holdings would constitute a default thereunder. Prior to complying with any of the provisions of this “Change of Control” covenant under the Indenture governing the Notes, but in any event within 90 days following a Change of Control, to the extent required to permit the Company to comply with this covenant, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt. If the Company does not repay such Senior Debt or obtain such consents, the Company will remain prohibited from purchasing Notes in a Change of Control, which after appropriate notice and lapse of time would result in an Event of Default under the Indenture, which would in turn constitute a default under the Credit Agreement. In such circumstance, the subordination provisions of the Indenture would likely restrict payment to the holders of Notes.

Future indebtedness that Holdings or its Subsidiaries may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase their Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on Holdings. Finally, the Company’s ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by its then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of Holdings or its Subsidiaries and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between Holdings, the Company and the initial purchasers of the Notes. Holdings or the Company have no present intention to engage in a transaction involving a Change of Control, although it is possible that they could decide to do so in the future. Subject to the limitations discussed below, Holdings or its Subsidiaries could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the capital structure of Holdings or its credit ratings. Restrictions on the ability of Holdings and its Subsidiaries to incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”. Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Holdings and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Holdings and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Holdings will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Holdings (or such Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) in the case of Asset Sales involving consideration in excess of $10.0 million, the fair market value is determined in good faith by Holdings’ Board of Directors; and

(3) except for any Permitted Asset Swap, at least 75% of the consideration received in the Asset Sale by Holdings or such Restricted Subsidiary is in the form of cash or Cash Equivalents.

For purposes of clause (3) above, the amount of (i) any liabilities (as shown on Holdings’ or the applicable Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of Holdings or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or the Guarantees) that are assumed by the transferee of any such assets and from which Holdings and all Restricted Subsidiaries have been validly released by all creditors in writing, (ii) any securities received by Holdings or such Restricted Subsidiary from such transferee that are converted by Holdings or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale and (iii) any Designated Noncash Consideration received by Holdings or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value (as determined in good faith by the Board of Directors of Holdings), taken together with all other Designated Noncash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed the greater of (x) $75.0 million and (y) $75.0 million plus or minus, as applicable, an amount equal to 6% of Consolidated Net Income of Holdings for the period (taken as one accounting period) from January 1, 2005 to the end of Holding’s most recently ended fiscal quarter prior to the date on which such Designated Noncash Consideration is received (with the fair market value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value), shall be deemed to be cash for purposes of this paragraph and for no other purpose.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Holdings may apply those Net Proceeds at its option:

(1) to permanently reduce Obligations under Senior Debt (and to correspondingly reduce commitments with respect thereto) or Indebtedness that ranks pari passu with the Notes (provided that if Holdings shall so reduce Obligations under Indebtedness that ranks pari passu with the Notes, it will equally and ratably reduce Obligations under the Notes by causing the Company to make an offer (in accordance with the procedures set forth below for an Asset Sale Offer (as defined below)) to all holders of Notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, on the pro rata principal amount of Notes) or Indebtedness of a Restricted Subsidiary that (x) is a Subsidiary of the Company and (y) is not a Guarantor, in each case other than Indebtedness owed to Holdings or an Affiliate of Holdings;

(2) to an investment in (A) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and results in Holdings or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that such business constitutes a Restricted Subsidiary, (B) capital expenditures or (C) other assets, in each of (A), (B) and (C), used or useful in a Permitted Business; and/or

(3) to an investment in (A) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and it results in Holdings or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that such business constitutes a Restricted Subsidiary, (B) properties or (C) assets that, in each of (A), (B) and (C), replace the businesses, properties and assets that are the subject of such Asset Sale.

Any Net Proceeds from an Asset Sale not applied or invested in accordance with the preceding paragraph within 365 days from the date of the receipt of such Net Proceeds shall constitute “Excess Proceeds,” provided that if during such 365-day period Holdings or a Restricted Subsidiary enters into a definitive binding agreement committing it to apply such Net Proceeds in accordance with the requirements of clause (2) or (3) of the immediately preceding paragraph after such 365th day, such 365-day period will be extended with respect to the amount of Net Proceeds so committed for a period not to exceed 180 days until such Net Proceeds are required to be applied in accordance with such agreement (or, if earlier, until termination of such agreement).

When the aggregate amount of Excess Proceeds exceeds $20.0 million, Holdings, or the applicable Restricted Subsidiary (including the Company), will make an offer (an “Asset Sale Offer”) to all holders of Notes and Indebtedness that ranks pari passu with the Notes and contains provisions similar to those set forth in the

Indenture with respect to offers to purchase with the proceeds of sales of assets to purchase, on a pro rata basis, the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash.

Pending the final application of any Net Proceeds, Holdings, or the applicable Restricted Subsidiary (including the Company), may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

If any Excess Proceeds remain after consummation of an Asset Sale Offer, Holdings, or the applicable Restricted Subsidiary (including the Company), may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Holdings, or the applicable Restricted Subsidiary (including the Company), will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, Holdings, or the applicable Restricted Subsidiary (including the Company), will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not listed on any national securities exchange, on a pro rata basis to the extent practicable.

No Notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of that Note upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Book-Entry

The Notes were initially issued in the form of one or more Global Securities registered in the name of The Depository Trust Company (“DTC”) or its nominee. DTC or its nominee has credited the accounts of Persons holding through it with the respective principal amounts of the Notes represented by such Global Security purchased by such Persons in the original issuance. Ownership of beneficial interests in a Global Security will be limited to Persons that have accounts with DTC (“participants”) or Persons that may hold interests through participants. Any Person who acquired an interest in a Global Security through an offshore transaction in reliance on Regulation S of the Securities Act may hold such interest through Clearstream Banking, S.A. or Euroclear Bank S.A./N.V., as operator of the Euroclear System. Ownership of beneficial interests in a Global Security is shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in such Global Security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

Payment of principal of and interest on Notes represented by a Global Security will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole Holder represented thereby for all purposes under the Indenture. The Company has been advised by DTC that upon receipt of any payment of principal of or interest on any Global Security, DTC will immediately credit, on its book entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

A Global Security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A Global Security is exchangeable for certificated Notes only if:

(1) DTC notifies the Company that it is unwilling or unable to continue as a depositary for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act;

(2) the Company in its discretion at any time determines not to have all the Notes represented by such Global Security; or

(3) there shall have occurred and be continuing a Default or an Event of Default with respect to the Notes represented by such Global Security.

Any Global Security that is exchangeable for certificated Notes pursuant to the preceding sentence will be exchanged for certificated Notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Security becomes exchangeable for certificated Notes,

(1) certificated Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof;

(2) payment of principal of, and premium, if any, and interest on, the certificated Notes will be payable, and the transfer of the certificated Notes will be registrable, at the office or agency of the Company maintained for such purposes; and

(3) no service charge will be made for any registration of transfer or exchange of the certificated Notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

So long as DTC or any successor depositary for a Global Security, or any nominee, is the registered owner of such Global Security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or Holder represented by such Global Security for all purposes under the Indenture and the Notes. Except as set forth above, owners of beneficial interests in a Global Security will not be entitled to have the Notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under such Global Security. Accordingly, each Person owning a beneficial interest in a Global Security must rely on the procedures of DTC or any successor depositary, and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that requests any action of holders are requested or that an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised the Company that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee has any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certain Covenants

Restricted Payments

Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(a) declare or pay any dividend or make any other distribution on account of Holdings’ or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (A) dividends or distributions by Holdings payable in Equity Interests (other than Disqualified Stock) of Holdings or in options, warrants or other rights to purchase such Equity Interests (other than Disqualified Stock), (B) dividends or distributions by a Restricted Subsidiary payable solely to Holdings or any other Restricted Subsidiary or (C), in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Subsidiary, pro rata dividends or distributions to minority stockholders of such Restricted Subsidiary (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation) provided that Holdings or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(b) purchase, redeem or otherwise acquire or retire for value any Equity Interests of Holdings or any direct or indirect parent entity of Holdings held by any Person (other than by a Restricted Subsidiary), including in connection with any merger or consolidation;

(c) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness (other than (x) Indebtedness permitted under clauses (7) and (8) of the definition of “Permitted Debt” or (y) the purchase, repurchase or other acquisition or retirement of Indebtedness subordinated or junior in right of payment to the Notes purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, acquisition or retirement); or

(d) make any Restricted Investment (all such payments and other actions set forth in these clauses (a) through (d) being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) Holdings would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Holdings and the Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (8), (10), (11), (12), (13), (16), (17) and (18) of the next succeeding paragraph), is less than the sum, without duplication, of

(a) 50% of the Consolidated Net Income of Holdings for the period (taken as one accounting period) from January 1, 2005 to the end of Holdings’ most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors of Holdings, of property and marketable securities received by Holdings after the Issue Date from the issue or sale of (x) Equity Interests of Holdings (including Retired Capital Stock (as defined below) but excluding (i) cash proceeds received from the sale of Equity Interests of Holdings and, to the extent actually contributed to Holdings, Equity Interests of Holdings’ direct or indirect parent corporations to members of management, directors or consultants of Holdings, any direct or indirect parent corporation of Holdings and the Subsidiaries of Holdings after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph, (ii) cash proceeds received from the sale of Refunding Capital Stock (as defined below) to the extent such amounts have been applied to Restricted Payments made in accordance with clause (2) of the next succeeding paragraph, (iii) Designated Preferred Stock, (iv) the Cash Contribution Amount and (v) Disqualified Stock) or (y) debt securities of Holdings that have been converted into such Equity Interests of Holdings (other than Refunding Capital Stock or Equity Interests or convertible debt securities of Holdings sold to a Restricted Subsidiary or Holdings, as the case may be, and other than Disqualified Stock or Designated Preferred Stock or debt securities that have been converted into Disqualified Stock or Designated Preferred Stock), plus

(c) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Board of Directors of Holdings, of property and marketable securities contributed to the capital of Holdings after the Issue Date (other than (i) by a Restricted Subsidiary, (ii) any Excluded Contributions, (iii) any Disqualified Stock, (iv) any Refunding Capital Stock, (v) any Designated Preferred Stock, (vi) the Cash Contribution Amount and (vii) cash proceeds applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph), plus

(d) without duplication of any amounts included in clause (4) of the paragraph below and to the extent not already included in Consolidated Net Income, 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Board of Directors of Holdings, of property and marketable securities received after the Issue Date by means of (A) the sale or other disposition (other than to Holdings or a Restricted Subsidiary) of Restricted Investments made by Holdings or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from Holdings or its Restricted Subsidiaries and repayments of loans or advances which constitute Restricted Investments of Holdings or its Restricted Subsidiaries or (B) the sale (other than to Holdings or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted

Subsidiary was made by a Restricted Subsidiary pursuant to clause (10) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary, plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger or consolidation of an Unrestricted Subsidiary into Holdings or a Restricted Subsidiary or the transfer of assets of an Unrestricted Subsidiary to Holdings or a Restricted Subsidiary, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Board of Directors of Holdings in good faith at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, consolidation or transfer of assets (other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (10) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment), plus

(f) $25.0 million.

The preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) (A) the redemption, repurchase, retirement or other acquisition of any Equity Interests of Holdings or any direct or indirect parent corporation of Holdings (“Retired Capital Stock”) or Indebtedness subordinated to the Notes in exchange for or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary or Holdings) of Equity Interests of Holdings or contributions to the equity capital of Holdings (in each case, other than Disqualified Stock and the Cash Contribution Amount) (“Refunding Capital Stock”) and (B) the declaration and payment of dividends on the Retired Capital Stock out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Holdings or to an employee stock ownership plan or any trust established by Holdings or any of its Subsidiaries) of Refunding Capital Stock;

(3) the redemption, repurchase or other acquisition or retirement of Indebtedness subordinated to the Notes made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the borrower thereof which is incurred in compliance with the covenant “—Incurrence of Indebtedness and Issuance of Preferred Stock” so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Indebtedness subordinated to the Notes being so redeemed, repurchased, acquired or retired for value plus related fees and expenses and the amount of any reasonable premium required to be paid under the terms of the instrument governing the Indebtedness subordinated to the Notes being so redeemed, repurchased, acquired or retired, (B) such new Indebtedness is subordinated to the Notes and any Guarantees thereof at least to the same extent as such Indebtedness subordinated to such Notes so redeemed, repurchased, acquired or retired, (C) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Indebtedness subordinated to such Notes being so redeemed, repurchased, acquired or retired and (D) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Indebtedness subordinated to such Notes being so redeemed, repurchased, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of Holdings or any of its direct or indirect parent corporations held by any future, present or former employee, director or consultant of Holdings, any of its Subsidiaries or any of its direct or indirect parent corporations (or their permitted transferees, assigns, estates or heirs) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, provided, however, that the aggregate amount of Restricted Payments made under this clause (4) does not exceed in any calendar year $7.5 million (with unused amounts in any calendar year being carried over to the two immediately succeeding calendar years); and provided, further, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of

Equity Interests (other than Disqualified Stock) of Holdings and, to the extent contributed to Holdings, Equity Interests of any of its direct or indirect parent corporations, in each case to members of management, directors or consultants of Holdings, any of its Subsidiaries or any of its direct or indirect parent corporations that occurs after the Issue Date plus (B) the amount of any cash bonuses otherwise payable to members of management, directors or consultants of Holdings or any of its Subsidiaries or any of its direct or indirect parent corporations in connection with the Transactions that are foregone in return for the receipt of Equity Interests of Holdings or any of its direct or indirect parent corporations pursuant to a deferred compensation plan of such corporation plus (C) the cash proceeds of “key man” life insurance policies received by Holdings or its Restricted Subsidiaries after the Issue Date (provided that Holdings may elect to apply all or any portion of the aggregate increase contemplated by clauses (A), (B) and (C) above in any calendar year) less (D) the amount of any Restricted Payments previously made pursuant to clauses (A), (B) and (C) of this clause (4);

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of Holdings or any Restricted Subsidiary issued or incurred in accordance with this covenant to the extent such dividends are included in the definition of Fixed Charges for such entity;

(6) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date and the declaration and payment of dividends to any direct or indirect parent corporation of Holdings the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent corporation of Holdings issued after the Issue Date; provided, however, that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions thereon) on a pro forma basis, Holdings would have had a Fixed Charge Coverage Ratio of at least 2.0 to 1 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received by Holdings from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(7) Intentionally omitted;

(8) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9) the payment of dividends on Holdings’ common stock following the first public offering of Holdings’ common stock or the common stock of any of its direct or indirect parent corporations after the Issue Date, of up to 6.0% per annum of the net cash proceeds received by or contributed to Holdings after the Issue Date in any such public offering, other than public offerings with respect to Holdings’ common stock registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Investments that are made with Excluded Contributions;

(11) other Restricted Payments in an aggregate amount not to exceed $50.0 million;

(12) cash dividends or other distributions on Holdings’ or any Restricted Subsidiary’s Capital Stock used to, or the making of loans, the proceeds of which will be used to, fund the payment of fees and expenses incurred in connection with the Transactions or this offering, in each case to the extent permitted (to the extent applicable) by the covenant described under “—Transactions with Affiliates;”

(13) distributions or payments of Securitization Fees and purchases of Securitization Assets pursuant to a Securitization Repurchase Obligation in connection with a Qualified Securitization Financing;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to provisions similar to those described under the captions “—Repurchase at the Option of Holders—Change of Control” and “—Repurchase at the Option of Holders—Asset Sales;”

provided that a Change of Control Offer or Asset Sale Offer, as applicable, has been made and all Notes tendered by holders of the Notes in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(15) Intentionally omitted;

(16) the payment of the consideration to shareholders and holders of options and warrants of Warner Chilcott PLC in connection with the scheme of arrangement constituting part of the Transactions;

(17) the declaration and payment of dividends to, or the making of loans to, a direct or indirect parent corporation of Holdings in amounts required for such Person to pay, without duplication:

(A) franchise taxes and other fees, taxes and expenses required to maintain its corporate existence;

(B) income taxes to the extent such income taxes are attributable to the income of Holdings and the Restricted Subsidiaries and, to the extent of the amount actually received from the Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of the Unrestricted Subsidiaries, provided, however, that in each case the amount of such payments in any fiscal year does not exceed the amount of income taxes that Holdings and the Restricted Subsidiaries would be required to pay for such fiscal year were Holdings and the Restricted Subsidiaries to pay such taxes as a stand-alone taxpayer;

(C) customary salary, bonus, severance and other benefits payable to officers and employees of such direct or indirect parent corporation of Holdings to the extent such salaries, bonuses, severance and other benefits are attributable to the ownership or operation of Holdings and its Restricted Subsidiaries;

(D) general corporate overhead expenses for such direct or indirect parent corporation of Holdings to the extent such expenses are attributable to the ownership or operation of Holdings and its Restricted Subsidiaries; and

(E) reasonable fees and expenses incurred in connection with any unsuccessful debt or equity offering by such direct or indirect parent corporation of Holdings;

(18) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of Holdings; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors of Holdings); or

(19) the payment of dividends and other distributions to any direct or indirect parent corporation of Holdings in an amount equal to any reduction in taxes actually realized by Holdings and its Restricted Subsidiaries in the form of refunds or from deductions when applied to offset income or gain as a direct result of (i) transaction fees, (ii) commitment and other financing fees or (iii) severance, change in control and other compensation expense incurred in connection with the repurchase or rollover of stock options or transaction bonuses, in each case in connection with the Transactions;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (2), (5), (6), (9), (11), (13), (14) and (19) above, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Holdings or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined in good faith by the Board of Directors of Holdings. Such determination must be based upon an opinion or appraisal issued by an Independent Financial Advisor if the fair market value exceeds $30.0 million.

As of the Issue Date, all of Holdings’ Subsidiaries will be Restricted Subsidiaries. Holdings will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of Unrestricted Subsidiary. For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding investments by Holdings and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the second paragraph of the definition of Investments. Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time under this covenant or the definition of Permitted Investments and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants described in this summary.

Incurrence of Indebtedness and Issuance of Preferred Stock

Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively “incur”) any Indebtedness (including Acquired Debt) and will not permit any of its Restricted Subsidiaries (other than the Company) to issue any shares of Preferred Stock; provided, however, that the Company, Holdings and any Restricted Subsidiary that is a Guarantor may incur Indebtedness (including Acquired Debt) and any Restricted Subsidiary that is a Guarantor may issue Preferred Stock if the Fixed Charge Coverage Ratio of Holdings for its most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Preferred Stock is issued would have been at least 2.0 to 1 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following (collectively, “Permitted Debt”):

(1) the incurrence by the Company or a Guarantor of Indebtedness under the Credit Agreement together with the incurrence by Holdings or any Restricted Subsidiary of the guarantees thereunder and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount, of $1,790 million outstanding at any one time, less the amount of all mandatory principal payments (with respect to revolving borrowings and letters of credit, only to the extent revolving commitments are correspondingly reduced) actually made by the borrower thereunder in respect of Indebtedness thereunder with Net Proceeds from Asset Sales;

(2) the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes (including any Guarantee thereof) issued on the Issue Date and the incurrence by the Company and the Guarantors of Indebtedness represented by the Exchange Notes issued in exchange for the Notes issued on the Issue Date (including any Guarantee thereof);

(3) Existing Indebtedness (other than Indebtedness described in clauses (1) or (2));

(4) Indebtedness (including Capitalized Lease Obligations) incurred by Holdings or any Restricted Subsidiary to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Permitted Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount that, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (4), does not exceed the greater of (x) $25.0 million and (y) $25.0 million plus or minus, as applicable, an amount equal to 2% of Consolidated Net Income of Holdings for the period (taken as one accounting period) from January 1, 2005 to the end of Holding’s fiscal quarter most recently ended prior to the date on which such Indebtedness is incurred;

(5) Indebtedness incurred by Holdings or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of Holdings or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that (A) such Indebtedness is not reflected on the balance sheet of Holdings or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (A)) and (B) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by Holdings and any Restricted Subsidiaries in connection with such disposition;

(7) Indebtedness of Holdings owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by Holdings or any other Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to Holdings or a Restricted Subsidiary) shall be deemed, in each case, to constitute the incurrence of such Indebtedness by the issuer thereof and (B) if the Company or a Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated in right of payment to all obligations of the Company or such Guarantor with respect to the Notes;

(8) shares of Preferred Stock of a Restricted Subsidiary issued to Holdings or a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to Holdings or a Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock;

(9) Hedging Obligations of Holdings or any Restricted Subsidiary (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting (A) interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding or (B) exchange rate risk with respect to any currency exchange;

(10) obligations in respect of performance and surety bonds and performance and completion guarantees provided by Holdings or any Restricted Subsidiary or obligations in respect of letters of credit related thereto, in each case in the ordinary course of business or consistent with past practice;

(11) Indebtedness of the Company or any Guarantor or Preferred Stock of any Restricted Subsidiary that is a Guarantor not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness and Preferred Stock then outstanding and incurred pursuant to this clause (11), does not at any one time outstanding exceed $125.0 million;

(12) (x) any guarantee by the Company or a Guarantor of Indebtedness or other obligations of any Restricted Subsidiary (other than the Company) so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Guarantee of such Restricted Subsidiary or Holdings, as applicable, any such guarantee of such Guarantor with respect to such Indebtedness shall be subordinated in right of payment to such Guarantor’s Guarantee with respect to the

Notes substantially to the same extent as such Indebtedness is subordinated to the Notes or the Guarantee of such Restricted Subsidiary or Holdings, as applicable, (y) any guarantee by a Restricted Subsidiary that is not a Guarantor of Indebtedness of another Restricted Subsidiary that is not a Guarantor incurred in accordance with the terms of the Indenture, and (z) any guarantee by a Guarantor of Indebtedness of the Company incurred in accordance with the terms of the Indenture;

(13) the incurrence by Holdings or any Restricted Subsidiary of Indebtedness or Preferred Stock that serves to refund or refinance any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (2), (3) and (4) above, this clause (13) and clauses (14) and (21) below or any Indebtedness issued to so refund or refinance such Indebtedness including additional Indebtedness incurred to pay premiums and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness (A) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced, (B) to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or pari passu to the Notes or the Guarantees, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Guarantees at least to the same extent as the Indebtedness being refinanced or refunded, (C) shall not include (x) Indebtedness or Preferred Stock of a Subsidiary that is not a Guarantor that refinances Indebtedness or Preferred Stock of the Company or a Guarantor or (y) Indebtedness or Preferred Stock of Holdings or a Restricted Subsidiary that refinances Indebtedness or Preferred Stock of an Unrestricted Subsidiary, (D) shall not be in a principal amount in excess of the principal amount of, premium, if any, accrued interest on, and related fees and expenses of, the Indebtedness being refunded or refinanced and (E) shall not have a stated maturity date prior to the Stated Maturity of the Indebtedness being refunded or refinanced; and provided further, that subclauses (A), (B) and (E) of this clause (13) will not apply to any refunding or refinancing of any Senior Debt;

(14) Indebtedness or Preferred Stock of a Person incurred and outstanding on or prior to the date on which such Person was acquired by Holdings or any Restricted Subsidiary or merged into Holdings or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that such Indebtedness or Preferred Stock is not incurred in connection with or in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, such acquisition or merger; and provided further, that after giving effect to such incurrence of Indebtedness either (A) Holdings would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant or (B) such Fixed Charge Coverage Ratio would be greater than immediately prior to such acquisition;

(15) Indebtedness arising from the honoring by a bank or financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five business days of its incurrence;

(16) Indebtedness of Holdings or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Agreement in a principal amount not in excess of the stated amount of such letter of credit;

(17) Indebtedness incurred by a Securitization Subsidiary in a Qualified Securitization Financing that is not recourse to Holdings or any of its Restricted Subsidiaries, other than a Securitization Subsidiary (except for Standard Securitization Undertakings);

(18) Indebtedness incurred by a Foreign Subsidiary, provided, however, that the aggregate principal amount of Indebtedness incurred under this clause (18) which, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (18), does not exceed the greater of (x) $20.0 million and (y) $20.0 million plus or minus, as applicable, an amount equal to 2% of Consolidated Net Income of the Foreign Subsidiaries of Holdings for the period (taken as one accounting period) from January 1, 2005 to the end of Holdings’ fiscal quarter most recently ended prior to the date on which such Indebtedness is incurred;

(19) Indebtedness consisting of promissory notes issued by the Company or any Guarantor to current or former officers, directors and employees, their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests of Holdings or any of its direct or indirect parent corporations permitted by the covenant described under the caption “—Restricted Payments;”

(20) Contribution Indebtedness;

(21) Indebtedness of the Company or a Guarantor incurred in connection with or in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the acquisition by the Company or such Guarantor of property used or useful in a Permitted Business (including a Product) (whether through the direct purchase of assets or the purchase of Capital Stock of, or merger or consolidation with, any Person owning such assets); provided that the Fixed Charge Coverage Ratio of Holdings for its most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Indebtedness is incurred, determined on a pro forma basis as if such Indebtedness had been incurred and the application of proceeds therefrom had occurred at the beginning of such four-quarter period, (A) would have been at least 1.75 to 1 and (B) would have been greater than such Fixed Charge Coverage Ratio immediately prior to such acquisition or merger; and

(22) Non-Recourse Product Financing Indebtedness; provided, however that the aggregate principal amount of any such Indebtedness, when taken together with all other Indebtedness of Holdings or any Restricted Subsidiary incurred pursuant to this clause (22) and then outstanding, does not exceed $100.0 million.

For purposes of determining compliance with this “—Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (22) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Holdings will be permitted to classify and later reclassify such item of Indebtedness in any manner that complies with this covenant, and such item of Indebtedness will be treated as having been incurred pursuant to only one of such categories. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. Notwithstanding the foregoing, Indebtedness under the Credit Agreement outstanding on the Issue Date will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt and Holdings shall not be permitted to reclassify all or any portion of such Indebtedness.

For purposes of determining compliance with any U.S. dollar restriction on the incurrence of Indebtedness where the Indebtedness incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a currency agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such currency agreement. The principal amount of any refinancing Indebtedness incurred in the same currency as the Indebtedness being refinanced will be the U.S. Dollar Equivalent of the Indebtedness being refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a currency agreement, in which case the refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the refinancing Indebtedness exceeds the principal amount of the Indebtedness being refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such refinancing Indebtedness is incurred. The maximum amount of Indebtedness that Holdings and its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies.

Limitation on Layering

The Indenture governing the Notes provides that Holdings will not, and will not permit the Company or any Restricted Subsidiary that is a Guarantor to, directly or indirectly, incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) contractually subordinated or junior in right of payment to any Senior Debt (including Acquired Debt) or Guarantor Senior Debt (including Acquired Debt) of Holdings or such other Guarantor, as the case may be, unless such Indebtedness is either:

(1) Senior Subordinated Indebtedness; or

(2) subordinate in right of payment to the Notes or the Guarantees, as the case may be.

Liens

Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures obligations under any Indebtedness ranking pari passu with or subordinated to the Notes or a related Guarantee on any asset or property of Holdings or any Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Indebtedness subordinated to the Notes or the Guarantees, the Notes and any related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Notes and any related Guarantees are equally and ratably secured,

except that the foregoing shall not apply to:

(i) Liens existing on the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(ii) Liens securing the Notes and the related Guarantees and the Exchange Notes (including Exchange Notes issued in exchange for Additional Notes issued and secured by a Lien in each case in accordance with the terms of the Indenture) and the related Guarantees;

(iii) Liens securing Senior Debt or Guarantor Senior Debt and the related guarantees of such Senior Debt or Guarantor Senior Debt; and

(iv) Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any such Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Holdings or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to Holdings or any of its Restricted Subsidiaries;

(2) make loans or advances to Holdings or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to Holdings or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect (x) pursuant to the Credit Agreement or related documents as in effect on the Issue Date or (y) on the Issue Date, including, without limitation, pursuant to Existing Indebtedness and related documentation;

(2) the Indenture, the Notes and the Guarantees (including any Exchange Notes with respect to the Notes and related Guarantees);

(3) purchase money obligations or other obligations described in clause (4) of the second paragraph of “—Incurrence of Indebtedness and Issuance of Preferred Stock” for property acquired in the ordinary course of business that in each case impose restrictions of the nature discussed in clause (3) above in the first paragraph of this covenant on the property so acquired;

(4) applicable law or any applicable rule, regulation or order;

(5) any agreement or other instrument of a Person acquired by Holdings or any Restricted Subsidiary in existence at the time of such acquisition (but not created in connection therewith or in contemplation thereof or to provide all or a portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(6) contracts for the sale of assets, including without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(7) Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under the captions “—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Liens” that limits the right of the debtor to dispose of the assets securing such Indebtedness;

(8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9) other Indebtedness or Preferred Stock (i) of Holdings, the Company or any Restricted Subsidiary that is a Guarantor, in each case that is incurred subsequent to the Issue Date pursuant to the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) that is incurred by a Foreign Subsidiary of Holdings subsequent to the Issue Date pursuant to clauses (1), (4) or (16) of the second paragraph of the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(10) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(11) customary provisions contained in leases, subleases, licenses or asset sale agreements and other agreements; and

(12) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) of the first paragraph above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above; provided that the encumbrances or restrictions imposed by such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of Holdings’ Board of Directors, not materially less favorable to the holders of the Notes than encumbrances and restrictions contained in such predecessor agreements and do not affect the Company’s and Guarantor’s ability, taken as a whole, to make payments of interest and scheduled payments of principal in respect of the Notes, in each case as and when due; provided further, however, that with respect to agreements existing on the Issue Date, any refinancings or amendments thereof contain such encumbrances or restrictions that are not materially less favorable to the holders of the Notes than the encumbrances or restrictions contained in such agreements as in effect on the Issue Date.

Merger, Consolidation or Sale of Assets

The Company or Holdings may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company or Holdings, as applicable, is the surviving corporation); or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries or Holdings and its Subsidiaries, as applicable, taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) the Company or Holdings, as applicable, is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company or Holdings, as applicable) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is, in the case of the Company, a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia or, in the case of Holdings, a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia or Bermuda or the Grand Duchy of Luxembourg (the Company, Holdings or such Person, including the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company (if other than the Company or Holdings, as applicable) assumes all the obligations of the Company or Holdings, as applicable, under the Notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if the same had occurred at the beginning of the applicable four-quarter period, either (a) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for Holdings and its Restricted Subsidiaries immediately prior to such transaction.

The Indenture also provides for similar provisions relating to any consolidation, merger or sale, assignment, transfer, conveyance, lease or other disposition of all or substantially all of the properties or assets of a Guarantor (other than Holdings), excluding clause (4) above. See “—Guarantees.”

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Restricted Subsidiaries of Holdings, including the Company, which properties and assets, if held by Holdings instead of such Restricted Subsidiaries, would constitute all or substantially all of the properties and assets of Holdings on a consolidated basis, shall be deemed to be the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of Holdings.

The Predecessor will be released from its obligations under the Indenture and the Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company or Holdings, as the case may be, under the Indenture, but, in the case of a lease of all or substantially all its assets, the Predecessor will not be released from the obligation to pay the principal of and interest on the Notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

This “—Merger, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Holdings and its Restricted Subsidiaries. Notwithstanding the foregoing, clauses (3) and (4) will not be applicable to (a) any Restricted Subsidiary consolidating with, merging into or selling, assigning, transferring, conveying, leasing or otherwise disposing of all or part of its properties and assets to Holdings or to another Restricted Subsidiary and (b) Holdings or the Company merging with an Affiliate solely for the purpose and with the sole effect of reincorporating the Company or Holdings, as the case may be, in another jurisdiction so long as the amount of Indebtedness of Holdings and its Restricted Subsidiaries is not increased thereby.

Transactions with Affiliates

Holdings will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, assign, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”) involving aggregate consideration in excess of $5.0 million, unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Holdings or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Holdings or such Restricted Subsidiary with an unrelated Person; and

(2) (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, a majority of the disinterested members of the Board of Directors of Holdings have determined in good faith that the criteria set forth in the immediately preceding clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors of Holdings; and

       (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $75.0 million, the Board of Directors of Holdings shall also have received a written opinion as to the fairness to Holdings and its Restricted Subsidiaries of such Affiliate Transaction from a financial point of view issued by an Independent Financial Advisor.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any transaction with Holdings, a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because Holdings or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(2) Restricted Payments and Permitted Investments (other than pursuant to clauses (3) and (10) of the definition thereof) permitted by the Indenture;

(3) the payment to the Sponsors, any of their Affiliates, and officers of Holdings or any of its Restricted Subsidiaries, of management, consulting, monitoring and advisory fees, termination payments and related reasonable expenses pursuant to (A) the Advisory Services and Monitoring Agreement or any amendment thereto (so long as any such amendment is not less advantageous to the holders of the Notes in any material respect than the Advisory Services and Monitoring Agreement) or (B) other agreements as in effect on the Issue Date that are (x) entered into in connection with the Transactions and (y) as described in this prospectus or any amendment thereto (so long as any such amendment is not less advantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date);

(4) the payment of reasonable and customary compensation and fees to, and indemnities provided on behalf of (and entering into related agreements with) officers, directors, employees or consultants of Holdings, any of its direct or indirect parent corporations, or any Restricted Subsidiary, as determined in good faith by the Board of Directors of Holdings or senior management thereof;

(5) payments made by Holdings or any Restricted Subsidiary to the Sponsors and any of their Affiliates for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the disinterested members of the Board of Directors of Holdings in good faith;

(6) transactions in which Holdings or any Restricted Subsidiary delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to Holdings or such Restricted Subsidiary from a financial point of view;

(7) payments or loans (or cancellations of loans) to employees or consultants of Holdings or any of its direct or indirect parent corporations or any Restricted Subsidiary which are approved by the Board of Directors of Holdings and which are otherwise permitted under the Indenture, but in any event not to exceed $10.0 million in the aggregate outstanding at any one time;

(8) payments made or performance under any agreement as in effect on the Issue Date or described in the prospectus (other than the Advisory Services and Monitoring Agreement and Shareholders Agreement, but including, without limitation, each of the other agreements entered into in connection with the Transactions);

(9) the existence of, or the performance by Holdings or any of its Restricted Subsidiaries of its obligations under the terms of, the Shareholders Agreement (including any registration rights agreement or purchase agreements related thereto to which it is a party on the Issue Date and any similar agreement that it may enter into thereafter); provided, however, that the existence of, or the performance by Holdings or any of its Restricted Subsidiaries of its obligations under, any future amendment to the Shareholders Agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to holders of the Notes in any material respect than the original agreement as in effect on the Issue Date;

(10) the Transactions and the payment of all transaction, underwriting, commitment and other fees and expenses incurred in connection with the Transactions;

(11) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to Holdings or its Restricted Subsidiaries, in the reasonable determination of the members of the Board of Directors of Holdings or the senior management thereof, or are on terms at least as favorable as would reasonably have been entered into at such time with an unaffiliated party; and

(12) if otherwise permitted hereunder, the issuance of Equity Interests (other than Disqualified Stock) of Holdings to any Permitted Holder, any director, officer, employee or consultant of Holdings or its Subsidiaries or any other Affiliates of Holdings (other than a Subsidiary).

Business Activities

Holdings will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Holdings and its Subsidiaries taken as a whole.

Payments for Consent

Holdings will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Additional Guarantees

After the Issue Date, Holdings will cause (i) each of its Domestic Subsidiaries (other than the Company or any Unrestricted Subsidiary) that incurs any Indebtedness (other than Indebtedness permitted to be incurred pursuant to clause (7), (9), (10) or (15) of the second paragraph of the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock”) and (ii) each Restricted Subsidiary (other than the Company) that guarantees any Indebtedness of the Company or any of the Guarantors (other than a Foreign Subsidiary that guarantees Indebtedness of another Foreign Subsidiary, Holdings or any Restricted Subsidiary that is incorporated in Puerto Rico), in each case, at the same time, to execute and deliver to the Trustee a Guarantee pursuant to which such Restricted Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any and interest on the Notes and all other obligations under the Indenture on the same terms and conditions as those set forth in the Indenture.

Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Guarantee shall be released in accordance with the provisions of the Indenture described under “—Guarantees.”

Reports

Whether or not required by the Commission, so long as any Notes are outstanding, if not filed electronically with the Commission through the Commission’s Electronic Data Gathering, Analysis, and Retrieval System (or any successor system), Holdings will furnish to the holders of Notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K (or Form 20-F if Holdings is a “foreign private issuer” as such term is defined under the rules and regulations of the Commission), other than the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004, if Holdings were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Holdings’ certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if Holdings were required to file such reports.

In addition, whether or not required by the Commission, after the consummation of the Exchange Offer or the effectiveness of the Shelf Registration Statement, Holdings will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, Holdings has agreed that, for so long as any Notes remain outstanding, it will furnish to the holders of the Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Under the Indenture, an Event of Default is defined as any of the following:

(1) the Company defaults in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes, whether or not such payment is prohibited by the subordination provisions of the Indenture;

(2) the Company defaults in the payment when due of interest or Additional Interest, if any, on or with respect to the Notes and such default continues for a period of 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture;

(3) Holdings or the Company defaults in the performance of, or breaches any covenant, warranty or other agreement contained in, the Indenture (other than a default in the performance or breach of a covenant, warranty or agreement which is specifically dealt with in clauses (1) or (2) above) and such default or breach continues for a period of 60 days after the notice specified below;

(4) a default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by Holdings or any Restricted Subsidiary or the payment of which is guaranteed by Holdings or any Restricted Subsidiary (other than Indebtedness owed to Holdings or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the Issue Date, if (A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $40.0 million (or its foreign currency equivalent) or more at any one time outstanding;

(5) certain events of bankruptcy affecting the Company, Holdings or any Significant Subsidiary;

(6) the failure by the Company, Holdings or any Significant Subsidiary to pay final judgments aggregating in excess of $40.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after the applicable judgment becomes final, and, with respect to any such judgments covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed; or

(7) the Guarantee of a Significant Subsidiary or any group of Subsidiaries that, taken together as of the date of the most recent audited financial statements of Holdings, would constitute a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms hereof) or any Guarantor denies or disaffirms its obligations under the Indenture or any Guarantee, other than by reason of the release of the Guarantee in accordance with the terms of the Indenture, and such Default continues for 10 days.

If an Event of Default (other than an Event of Default specified in clause (5) above with respect to the Company) shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes under the Indenture may declare the principal of and accrued interest on such Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement and five business days after receipt by the Company and the Representative under the Credit Agreement of such Acceleration Notice but only if such Event of Default is then continuing.

If an Event of Default specified in clause (5) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of each Trustee or any holder of the Notes.

The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the two preceding paragraphs, the holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5) in the event of the cure or waiver of an Event of Default of the type described in clause (5) of the description above of Events of Default, the Trustee shall have received an Officers’ Certificate and an opinion of counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The holders of a majority in principal amount of the Notes issued and then outstanding under the Indenture may waive any existing Default or Event of Default under such Indenture, and its consequences, except a default in the payment of the principal of or interest on such Notes.

In the event of any Event of Default specified in clause (4) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Company delivers an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the Trust Indenture Act of 1939, as amended. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders of the Notes, unless such holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Notes issued under such Indenture have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Holdings is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, Holdings is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Holdings, any of its Subsidiaries or any of its direct or indirect parent corporations, as such, will have any liability for any obligations of the Company or any Guarantor under the Notes, the Indenture, the Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such waiver is against public policy.

Governing Law

The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes issued under the Indenture (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding Notes issued thereunder to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Notes issued thereunder concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes issued thereunder. In the event that a Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events of the Company but including such events with respect to Holdings or any Significant Subsidiary other than the Company) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes issued under the Indenture.

In order to exercise either Legal Defeasance or Covenant Defeasance under the Indenture:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes issued thereunder, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination of cash in U.S. dollars and non-callable U.S. Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes issued thereunder on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or insofar as Events of Default resulting from the borrowing of funds or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(6) the Company must deliver to the Trustee an opinion of counsel to the effect that: (a) the trust funds will not be subject to any rights of holders of Senior Debt or Guarantor Senior Debt, including, without limitation, those arising under the Indenture; and (b) the trust funds will not be subject to the effect of the preference provisions of Section 547 of the United States Federal Bankruptcy Code;

(7) the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company or any Guarantor or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or any Guarantor or others; and

(8) the Company must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the Notes issued thereunder may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding issued thereunder (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived (except a default in respect of the payment of principal or interest on the Notes) with the consent of the holders of a majority in principal amount of the then outstanding Notes issued thereunder (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each holder affected, an amendment or waiver of the Indenture may not (with respect to any Notes held by a non-consenting holder):

(1) reduce the principal amount of Notes issued thereunder whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes issued thereunder (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders” except as set forth in item (10) below);

(3) reduce the rate of or change the time for payment of interest on any Note issued thereunder;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the Notes issued thereunder (except a rescission of acceleration of the Notes issued thereunder by the holders of at least a majority in aggregate principal amount of the Notes issued thereunder with respect to a nonpayment default and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the Notes issued thereunder or impair the right of any holder of Notes to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7) waive a redemption payment with respect to any Note issued thereunder (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders” except as set forth in item (10) below);

(8) make any change in the ranking or priority of any Note that would adversely affect the Noteholders;

(9) modify the Guarantees in any manner adverse to the holders of the Notes;

(10) amend, change or modify in any material respect the obligation of the Company or Holdings, as applicable, to make and consummate a Change of Control Offer in respect of a Change of Control that has occurred or make and consummate an Asset Sale Offer in respect of an Asset Sale that has been consummated after a requirement to make an Asset Sale Offer has arisen; or

(11) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes issued thereunder:

(1) to cure any ambiguity, mistake, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption by a Successor Company or a successor company of a Guarantor, as applicable, of the Company’s or such Guarantor’s obligations under the Indenture;

(4) to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder;

(5) to secure the Notes;

(6) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939, as amended;

(7) to add a Guarantee of the Notes;

(8) to release a Guarantor upon its sale or designation as an Unrestricted Subsidiary or other permitted release from its Guarantee; provided that such sale, designation or release is in accordance with the applicable provisions of the Indenture.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable by reason of the mailing of a notice of redemption or otherwise within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination thereof, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default resulting from borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Company is a party or by which the Company is bound;

(3) the Company has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes issued thereunder at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Notices

All notices to the holders will be valid if published in a leading English language daily newspaper published in New York City or such other English language daily newspaper with general circulation in the United States. Any notice will be deemed to have been given on the date of publication or, if so published more than once on different dates, on the date of first publication. It is expected that publication will normally be made in The Wall Street Journal. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may approve.

Concerning the Trustee

If the Trustee becomes a creditor of the Company, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue to serve as trustee or resign.

The holders of a majority in principal amount of the then outstanding Notes issued under the Indenture have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a more detailed presentation of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, or to provide all or any portion of the funds or credit support utilized in connection with, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by an existing Lien encumbering any asset acquired by such specified Person.

“Advisory Services and Monitoring Agreement” means the Advisory Services and Monitoring Agreement to be dated as of January 18, 2005, by and among Warner Chilcott Holdings Company III, Limited, Warner Chilcott Company, Inc., the Company and Affiliates of each of the Sponsors, as in effect on the Issue Date.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(1) 1.0% of the then outstanding principal amount of the Note; and

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the Note at February 1, 2010 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the Note, through February 1, 2010 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the then outstanding principal amount of the Note.

“Asset Sale” means (i) the sale, conveyance, transfer, lease or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of

Holdings or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or (ii) the issuance or sale of Equity Interests of any Restricted Subsidiary (whether in a single transaction or a series of related transactions), in each case, other than:

(1) a disposition of Cash Equivalents or obsolete or worn out property or equipment in the ordinary course of business or inventory (or other assets) held for sale in the ordinary course of business and dispositions of property no longer used or useful in the conduct of the business of Holdings and its Restricted Subsidiaries;

(2) the disposition of all or substantially all of the assets of Holdings in a manner permitted pursuant to the covenant contained under the caption “Certain Covenants—Merger, Consolidation or Sale of Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(3) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, pursuant to the covenant contained under the caption “Certain Covenants—Restricted Payments” or the granting of a Lien permitted by the covenant contained under the caption “Certain Covenants—Liens”;

(4) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $10.0 million;

(5) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to Holdings or by Holdings or a Restricted Subsidiary to another Restricted Subsidiary;

(6) the lease, assignment, sublease, license or sublicense of any real or personal property in the ordinary course of business;

(7) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary (with the exception of Investments in Unrestricted Subsidiaries made pursuant to clause (10) of the definition of “Permitted Investments”);

(8) foreclosures on assets;

(9) disposition of an account receivable in connection with the collection or compromise thereof;

(10) sales of Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” to a Securitization Subsidiary in connection with any Qualified Securitization Financing; and

(11) a transfer of Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” (or a fractional undivided interest therein) by a Securitization Subsidiary in a Qualified Securitization Financing.

“Bank Indebtedness” means all Obligations pursuant to the Credit Agreement.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns”, “Beneficially Owned” and “Beneficial Ownership” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the board of directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Stock” means:

(1) in the case of a corporation, capital stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of the Company, Holdings or any other Guarantor described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1) U.S. dollars or, in the case of Holdings or any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully and unconditionally guaranteed or insured by the government or any agency or instrumentality of the United States, the United Kingdom or any member state of the European Union whose legal tender is the euro having maturities of not more than 12 months from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any commercial bank having capital and surplus in excess of $250 million;

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper maturing within 12 months after the date of acquisition and having a rating of at least A-1 from Moody’s or P-1 from S&P;

(6) readily marketable direct obligations issued by any state of the United States or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 12 months or less from the date of acquisition;

(7) instruments equivalent to those referred to in clauses (1) to (6) above denominated in euro or pounds sterling or any other foreign currency comparable in credit quality and tenor to those referred to above and customarily used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction; and

(8) investment in funds which invest substantially all of their assets in Cash Equivalents of the kinds described in clauses (1) through (7) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease, transfer or other conveyance, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, or Holdings and its Subsidiaries, taken as a whole, to any Person other than to a Permitted Holder;

(2) Holdings becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of

Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of Beneficial Ownership, directly or indirectly, of 50% or more of the total voting power of the Voting Stock of Holdings or any of its direct or indirect parent entities;

(3) the first day on which the majority of the Board of Directors of either of Holdings or the Company then in office shall cease to consist of individuals who (i) were members of such Board of Directors on the Issue Date or (ii) were either (x) nominated for election by such Board of Directors, a majority of whom were directors on the Issue Date or whose election or nomination for election was previously approved by a majority of such directors or who were designated or appointed pursuant to clause (y) below, or (y) designated or appointed by a Permitted Holder (each of the directors selected pursuant to clauses (i) and (ii), “Continuing Directors”); or

(4) the failure at any time by Holdings to Beneficially Own, directly or indirectly, 100% of the Voting Stock of the Company.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to the Code are to the Code, as in effect on the Issue Date, and any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.

“Commission” means the U.S. Securities and Exchange Commission.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, and other noncash charges (excluding any noncash item that represents an accrual or reserve for a cash expenditure for a future period) of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of: (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period (including amortization of original issue discount, interest payable with respect to Non-Recourse Product Financing Indebtedness, noncash interest payments (other than imputed interest as a result of purchase accounting), commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, the interest component of Capitalized Lease Obligations, net payments (if any) pursuant to interest rate Hedging Obligations, but excluding amortization of deferred financing fees or expensing of any bridge or other financing fees, in each case, relating to the Specified Financings) and (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, less (c) interest income actually received in cash for such period; provided, however, that Securitization Fees shall not be deemed to constitute Consolidated Interest Expense.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that

(1) any net after-tax extraordinary, unusual or nonrecurring gains or losses (including, without limitation, severance, relocation, transition and other restructuring costs and litigation settlements or losses) shall be excluded;

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principle(s) during such period;

(3) any net after-tax gains or losses attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of Holdings) and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person shall be excluded;

(4) the Net Income for such period of any Person that is not a Subsidiary of such Person, or that is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that, to the extent not already included, Consolidated Net Income of such Person shall be (A) increased by the amount of dividends or other distributions that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period (subject in the case of dividends paid or distributions made to a Restricted Subsidiary (other than a Guarantor) to the limitations contained in clause (5) below) and (B) decreased by the amount of any equity of Holdings in a net loss of any such Person for such period to the extent Holdings has funded such net loss;

(5) solely for the purpose of determining the amount available for Restricted Payments under clause (3) of the first paragraph of “Certain Covenants—Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than a Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not permitted at the date of determination without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that the Consolidated Net Income of such Person shall be, subject to the exclusion contained in clause (3) above, increased by the amount of dividends or similar distributions that are actually paid in cash (or to the extent converted into cash) to such Person or a Restricted Subsidiary thereof (subject to the provisions of this clause (5)) in respect of such period, to the extent not already included therein;

(6) non-cash compensation charges, including any such charges arising from stock options, restricted stock grants or other equity-incentive programs shall be excluded;

(7) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of Indebtedness shall be excluded; and

(8) the effect of any non-cash items resulting from any amortization, write-up, write-down or write-off of assets (including intangible assets, goodwill and deferred financing costs but excluding inventory) in connection with the Transactions or any future acquisition, merger, consolidation or similar transaction (excluding any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period except to the extent such item is subsequently reversed) shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant contained under the caption “—Certain Covenants—Restricted Payments” only, there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by Holdings and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments made by Holdings and the Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments made by Holdings and any Restricted Subsidiary, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under clause (3)(d) of the first paragraph of the covenant contained under the caption “—Certain Covenants—Restricted Payments.”

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” means Indebtedness of the Company or any Guarantor in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of the Company or such Guarantor after the Issue Date; provided that such Contribution Indebtedness:

(1) if the aggregate principal amount of such Contribution Indebtedness is greater than one times such cash contributions to the capital of the Company or such Guarantor, as applicable, the amount of such excess shall be (A)(x) Subordinated Indebtedness (other than Secured Indebtedness) or (y) Senior Subordinated Indebtedness (other than Secured Indebtedness) and (B) Indebtedness with a Stated Maturity later than the Stated Maturity of the Notes, and

(2) (a) is incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the date of the incurrence thereof.

“Credit Agreement” means that certain credit agreement, dated as of January 18, 2005, among Holdings, the Company, Warner Chilcott Company, Inc., Credit Suisse, as Administrative Agent, and the lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, supplemented, modified, renewed, refunded, replaced or refinanced from time to time in one or more agreements or indentures (in each case with the same or new lenders or institutional investors), including any agreement extending the maturity thereof or otherwise restructuring all or any portion of the Indebtedness thereunder or increasing the amount loaned or issued thereunder or altering the maturity thereof (provided that such increase in borrowings is permitted under the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”).

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Deferred Product Payments” means the deferred product payments in respect of the Dovonex and/or Dovobet acquisitions.

“Designated Noncash Consideration” means the fair market value of noncash consideration received by Holdings or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Designated Preferred Stock” means Preferred Stock of Holdings or any direct or indirect parent corporation of Holdings (other than Disqualified Stock), that is issued for cash (other than to Holdings or any of its Subsidiaries or an employee stock ownership plan or trust established by Holdings or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the covenant described under “—Certain Covenants—Restricted Payments.”

“Designated Senior Debt” means:

(1) any Bank Indebtedness that constitutes Senior Debt; and

(2) any other Senior Debt permitted under the Indenture the principal amount of which is $25.0 million or more and that has been designated by Holdings in the instrument evidencing that Senior Debt as “Designated Senior Debt.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable (other than as a result of a change of control or asset sale), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the final maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of Holdings or any of its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by Holdings or any of its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Domestic Restricted Subsidiary” means any direct or indirect Restricted Subsidiary of Holdings that was formed under the laws of the United States, any state of the United States or the District of Columbia and Warner Chilcott Company, Inc., a Puerto Rican corporation.

“Domestic Subsidiary” means any direct or indirect Subsidiary of Holdings that was formed under the laws of the United States, any state of the United States or the District of Columbia and Warner Chilcott Company, Inc., a Puerto Rican corporation.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication,

(1) the provision for taxes based on income or profits, plus franchise or similar taxes, of such Person for such period deducted in computing Consolidated Net Income, plus

(2) Consolidated Interest Expense of such Person for such period to the extent the same was deducted in calculating such Consolidated Net Income, plus

(3) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, plus

(4) any reasonable expenses or charges incurred in connection with any Equity Offering, Permitted Investment, acquisition, recapitalization or Indebtedness permitted to be incurred under the Indenture (in each case whether or not consummated) or the Transactions (including, without limitation, the fees payable to the Sponsors pursuant to the Advisory Services and Monitoring Agreement in connection with the Transactions) and, in each case, deducted in such period in computing Consolidated Net Income, plus

(5) the amount of any restructuring charges or reserves (which, for the avoidance of doubt, shall include retention, severance, systems establishment cost, excess pension charges, contract termination costs, including future lease commitments, and costs to consolidate facilities and relocate employees) deducted in such period in computing Consolidated Net Income, plus

(6) any other noncash charges (including any impairment charges and the impact of purchase accounting, including, but not limited to, the amortization of inventory step-up) reducing Consolidated Net Income for such period (excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period), plus

(7) any net gain or loss resulting from Hedging Obligations relating to currency exchange risk, plus

(8) the amount of management, monitoring, consulting, advisory fees, termination payments and related expenses paid to the Sponsors (or any accruals relating to such fees and related expenses) during such period pursuant to the Advisory Services and Monitoring Agreement, plus

(9) Securitization Fees to the extent deducted in calculating Consolidated Net Income for such period, plus

(10) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations, less

(11) noncash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges made in any prior period).

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary (other than a Guarantor) shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to Holdings by such Restricted Subsidiary without any prior governmental approval (which has not been obtained) or would not be restricted from being so dividended, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of common stock or Preferred Stock of Holdings or any of its direct or indirect parent corporations (excluding Disqualified Stock of Holdings), other than (i) public offerings with respect to common stock of Holdings or of any of its direct or indirect parent corporations registered on Form S-4 or Form S-8, (ii) any such public or private sale that constitutes an Excluded Contribution or (iii) an issuance to any Subsidiary of Holdings.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds, in each case received by Holdings and its Restricted Subsidiaries from:

(1) contributions to its common equity capital; and

(2) the sale (other than to a Subsidiary or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of Holdings or any Subsidiary) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock), in each case designated as Excluded Contributions pursuant to an Officers’ Certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph of the covenant contained under the caption “—Certain Covenants—Restricted Payments.”

“Existing Indebtedness” means Indebtedness of Holdings and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period consisting of such Person and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that Holdings or any Restricted Subsidiary incurs, assumes, guarantees or repays any Indebtedness or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or repayment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period and as if Holdings or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of such cash used to repay, repurchase, defease or otherwise discharge such Indebtedness.

If Investments, acquisitions, dispositions, mergers or consolidations (as determined in accordance with GAAP) have been made by Holdings or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date, then the Fixed Charge Coverage Ratio shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers or consolidations (and the change in any associated Fixed Charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period.

If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Holdings or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger or consolidation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger or consolidation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, merger or consolidation (including, without limitation, the Transactions) and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of Holdings and shall comply with the requirements of Rule 11-02 of Regulation S-X promulgated by the Commission, except that such pro forma calculations may include operating expense reductions for such period resulting from the transaction which is being given pro forma effect that (A) have been realized or (B) for which the steps necessary for realization have been taken (or are taken concurrently with such transaction) or (C) for which the steps necessary for realization are reasonably expected to be taken within the six month period following such transaction and, in each case, including, but not limited to, (a) reduction in personnel expenses, (b) reduction of costs related to administrative functions, (c) reduction of costs related to leased or owned properties and (d) reductions from the consolidation of operations and streamlining of corporate overhead, provided that, in each case, such adjustments are set forth in an Officers’ Certificate signed by Holdings’ chief financial officer and another Officer which states (i) the amount of such adjustment or adjustments, (ii) in the case of items (B) or (C) above, that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers’ Certificate at the time of such execution and (iii) that any related incurrence of Indebtedness is permitted pursuant to the Indenture. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if the related hedge has a remaining term in excess of twelve months).

Interest on a Capitalized Lease Obligation shall be deemed to accrue at the interest rate reasonably determined by a responsible financial or accounting officer of Holdings to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as Holdings may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, (a) Consolidated Interest Expense (excluding all noncash interest expense and amortization/accretion of original issue discount, in each case, in connection with the Specified Financings (including any original issue discount created by fair value adjustments to Existing Indebtedness as a result of purchase accounting)) of such Person for such period, (b) all cash dividends paid, accrued and/or scheduled to be paid or accrued during such period (excluding items eliminated in consolidation) on any series of Preferred Stock of such Person and its Subsidiaries and (c) all cash dividends paid, accrued and/or scheduled to be paid or accrued during such period (excluding items eliminated in consolidation) on any series of Disqualified Stock of such Person and its Subsidiaries.

“Foreign Subsidiary” means any Subsidiary of Holdings that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles in the United States in effect on the date of the Indenture. For purposes of this description of the Notes, the term “consolidated” with respect to any Person means such Person consolidated with its Restricted Subsidiaries and does not include any Unrestricted Subsidiary.

“guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness or other obligations. When used as a verb, “guarantee” shall have a corresponding meaning.

“Guarantee” means any guarantee of the obligations of the Company under the Indenture and the Notes by a Guarantor in accordance with the provisions of the Indenture. When used as a verb, “Guarantee” shall have a corresponding meaning.

“Guarantor” means any Person that incurs a Guarantee of the Notes; provided that upon the release and discharge of such Person from its Guarantee in accordance with the Indenture, such Person shall cease to be a Guarantor. On the Issue Date the Guarantors will be Holdings, Luxco, Warner Chilcott Company, Inc., a Puerto Rican corporation, and Warner Chilcott (US), Inc., a Delaware corporation.

“Guarantor Senior Debt” means, with respect to any Guarantor, the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on any Indebtedness and any Securitization Repurchase Obligation of such Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular obligation, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such obligation shall be subordinate or pari passu in right of payment to the Guarantee of such Guarantor. Without limiting the generality of the foregoing, “Guarantor Senior Debt” shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on, and all other amounts owing in respect of (including guarantees of the foregoing obligations):

(1) all monetary obligations of every nature of such Guarantor under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal, premium and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

(2) all Hedging Obligations (and guarantees thereof),

in each case whether outstanding on the Issue Date or thereafter incurred.

Notwithstanding the foregoing, “Guarantor Senior Debt” shall not include:

(1) any Indebtedness of such Guarantor to a Subsidiary of such Guarantor (other than any Securitization Repurchase Obligation);

(2) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of such Guarantor or any Subsidiary of such Guarantor (including, without limitation, amounts owed for compensation), other than Indebtedness under the Credit Agreement;

(3) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services (including guarantees thereof or instruments evidencing such liabilities);

(4) Indebtedness represented by Capital Stock;

(5) any liability for federal, foreign, state, local or other taxes owed or owing by such Guarantor;

(6) that portion of any Indebtedness incurred in violation of any of the covenants contained under the captions “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or “—Certain Covenants—Limitations on Layering”;

(7) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to such Guarantor; and

(8) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of such Guarantor.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Holdings” means Warner Chilcott Holdings Company III, Limited.

“Implementation Agreement” means the Implementation Agreement, dated October 27, 2004, as amended and restated on November 9, 2004 and November 16, 2004, among Bain Capital Partners LLC, DLJMB Overseas Partners III, C.V., J.P. Morgan Partners (BHCA), L.P., Thomas H. Lee (Alternative) Fund V, L.P., Waren Acquisition Limited and Warner Chilcott PLC.

“Indebtedness” means, with respect to any Person,

(a) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(i) in respect of borrowed money,

(ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or, without duplication, reimbursement agreements in respect thereof),

(iii) representing the deferred and unpaid balance of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor in each case accrued in the ordinary course of business or

(iv) representing any Hedging Obligations,

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP,

(b) Disqualified Stock of such Person,

(c) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business), and

(d) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person);

provided, however, that Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money shall be deemed not to constitute Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Permitted Business of nationally recognized standing that is, in the good faith judgment of the Board of Directors of Holdings, qualified to perform the task for which it has been engaged.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (including by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others, but excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. If Holdings or any Subsidiary of Holdings sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Holdings such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Holdings, Holdings will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the last paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

For purposes of the definition of “Unrestricted Subsidiary” and the covenant described above under the caption “—Certain Covenants—Restricted Payments,” (i) “Investments” shall include the portion (proportionate to Holdings’ equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of

Holdings at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Holdings shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (x) Holdings’ “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to Holdings’ equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of Holdings and (iii) any transfer of Capital Stock that results in an entity which became a Restricted Subsidiary after the Issue Date ceasing to be a Restricted Subsidiary shall be deemed to be an Investment in an amount equal to the fair market value (as determined by the Board of Directors of Holdings in good faith as of the date of initial acquisition) of the Capital Stock of such entity owned by Holdings and the Restricted Subsidiaries immediately after such transfer.

“Issue Date” means January 18, 2005.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Luxco” means Warner Chilcott Intermediate (Luxembourg) S.à r.l., a company organized under the laws of the Grand Duchy of Luxembourg.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends or accretion of any Preferred Stock.

“Net Indebtedness to EBITDA Ratio” means, with respect to Holdings, the ratio of: (a) the Indebtedness (which, for purposes of any calculations of the Net Indebtedness to EBITDA Ratio shall include, without duplication, any Qualified Securitization Financing) of Holdings and its Restricted Subsidiaries, as of the end of the most recently ended fiscal quarter, plus the amount of any Indebtedness incurred subsequent to the end of such fiscal quarter, less the amount of cash and Cash Equivalents that would be stated on the balance sheet of Holdings and held by Holdings as of such date of determination, as determined in accordance with GAAP to (b) Holdings’ EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which the event for which such calculation is being made shall occur (the “Measurement Period”); provided, however, that: (i) in making such computation, Indebtedness shall include the greater of (x) the average daily balance outstanding under any revolving credit facility during the most recently ended fiscal quarter and (y) the actual amount of Indebtedness outstanding under any revolving credit facility as of the date for which such calculation is being made; and (ii) if Holdings or any of its Restricted Subsidiaries consummates a material acquisition or an Asset Sale or other disposition of assets subsequent to the commencement of the Measurement Period but prior to the event for which the calculation of the Net Indebtedness to EBITDA Ratio is made, then the Net Indebtedness to EBITDA Ratio shall be calculated giving pro forma effect to such material acquisition or Asset Sale or other disposition of assets, as if the same had occurred at the beginning of the applicable period. Any pro forma calculations necessary pursuant to this “Net Indebtedness to EBITDA Ratio” shall be made in accordance with the provisions relating to pro forma adjustments set forth in the definition of “Fixed Charge Coverage Ratio.”

“Net Proceeds” means the aggregate cash proceeds received by Holdings or any Restricted Subsidiary in respect of any Asset Sale, in each case net of legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale and any deduction of appropriate amounts to be provided by Holdings as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by Holdings after such sale or other disposition thereof, including, without limitation, pension and other post employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Non-Guarantor Restricted Subsidiary” means any Restricted Subsidiary that is not a Guarantor.

“Non-Recourse Product Financing Indebtedness” means any Indebtedness incurred by Holdings or any Restricted Subsidiary solely for the purpose of financing (whether directly or through a partially-owned joint venture) the production, acquisition or development of Products produced, acquired or developed after the Issue Date (including any Indebtedness assumed in connection with the production, acquisition or development of any such Product or secured by a Lien on any such Product prior to the production, acquisition or development thereof) where the recourse of the creditor in respect of that Indebtedness is limited to Product revenues generated by such Product or any rights pertaining thereto and where the Indebtedness is unsecured, except for Liens over such Product or revenues and such rights, and any extension, renewal, replacement or refinancing of such Indebtedness. “Non-Recourse Product Financing Indebtedness” excludes, for the avoidance of doubt, any Indebtedness raised or secured against Products where the proceeds are used for any other purposes.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company, or Holdings, as applicable.

“Officers’ Certificate” means a certificate signed on behalf of the Company, or Holdings, as applicable, by two Officers of the Company, or Holdings, as applicable, one of whom is the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, or Holdings, as applicable, that meets the requirements set forth in the Indenture.

“Permitted Asset Swap” means any transfer of property or assets by Holdings or any of its Restricted Subsidiaries in which at least 90% of the consideration received by the transferor consists of properties or assets (other than cash) that will be used in a Permitted Business; provided that the aggregate fair market value of the property or assets being transferred by Holdings or such Restricted Subsidiary is not greater than the aggregate fair market value of the property or assets received by Holdings or such Restricted Subsidiary in such exchange (provided, however, that in the event such aggregate fair market value of the property or assets being transferred or received by Holdings or such Restricted Subsidiary is (x) less than $30.0 million, such determination shall be made in good faith by the Board of Directors of Holdings and (y) greater than or equal to $30.0 million, such determination shall be made by an Independent Financial Advisor).

“Permitted Business” means the business and any services, activities or businesses incidental, or directly related or similar to, any line of business engaged in by Holdings and its Subsidiaries as of the Issue Date or any business activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

“Permitted Debt” is defined under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

“Permitted Holders” means (i) each of the Sponsors and their respective Affiliates, but not including, however, any portfolio companies of any of the Sponsors, (ii) Officers, provided that if such Officers beneficially own more shares of Voting Stock of Holdings or any of its direct or indirect parent entities than the number of such shares beneficially owned by all the Officers as of the Issue Date or acquired by Officers within 90 days immediately following the Issue Date, such excess shall be deemed not to be beneficially owned by Permitted Holders, and (iii) any “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members, provided that in the case of such “group”

and without giving effect to the existence of such “group” or any other “group,” such Sponsors, Affiliates and Officers (subject, in the case of Officers, to the foregoing limitation), collectively, have beneficial ownership, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of Holdings or any of its direct or indirect parent entities held by such “group”.

“Permitted Investments” means

(1) any Investment by Holdings in any Restricted Subsidiary or by a Restricted Subsidiary in another Restricted Subsidiary;

(2) any Investment in cash and Cash Equivalents;

(3) any Investment by Holdings or any Restricted Subsidiary in a Person that is engaged in a Permitted Business if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Holdings or a Restricted Subsidiary;

(4) any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions described above under the caption “—Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date and any modification, replacement, renewal or extension thereof; provided that the amount of any such Investment may be increased (x) as required by the terms of such Investment as in existence on the Issue Date or (y) as otherwise permitted under the Indenture;

(6) loans and advances to employees and any guarantees made in the ordinary course of business, but in any event not in excess of $10.0 million in the aggregate outstanding at any one time;

(7) any Investment acquired by Holdings or any Restricted Subsidiary (A) in exchange for any other Investment or accounts receivable held by Holdings or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by Holdings or such Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations permitted under clause (9) of the definition of “Permitted Debt;”

(9) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business;

(10) any Investment by Holdings or a Restricted Subsidiary in a Permitted Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities), not to exceed the greater of (x) $100.0 million and (y) $100.0 million plus or minus, as applicable, an amount equal to 7% of Consolidated Net Income of Holdings for the period (taken as one accounting period) from January 1, 2005 to the end of Holdings’ fiscal quarter most recently ended prior to the date on which such Investment is made (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(11) Investments the payment for which consists of Equity Interests of Holdings or any of its direct or indirect parent corporations (exclusive of Disqualified Stock);

(12) guarantees (including Guarantees) of Indebtedness permitted under the covenant contained under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and performance guarantees consistent with past practice;

(13) Investments consisting of licensing of intellectual property pursuant to joint marketing arrangements with other Persons; and

(14) any Investment in a Securitization Subsidiary or any Investment by a Securitization Subsidiary in any other Person in connection with a Qualified Securitization Financing, including, without limitation, Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Securitization Financing or any related Indebtedness; provided, however, that any Investment in a Securitization Subsidiary is in the form of a Purchase Money Note, contribution of additional Securitization Assets or an equity interest.

“Permitted Junior Securities” means

(1) Equity Interests in the Company, Holdings, any other Guarantor or any direct or indirect parent of Holdings issued pursuant to a plan of reorganization or readjustment; or

(2) unsecured debt securities of the Company or Holdings issued pursuant to a plan of reorganization or readjustment that are subordinated to all Senior Debt or, as applicable, Guarantor Senior Debt of Holdings (and any debt securities issued in exchange for Senior Debt or such Guarantor Senior Debt) to substantially the same extent as, or to a greater extent than, the Notes are subordinated to Senior Debt under the Indenture;

provided that to the extent that any Senior Debt or Guarantor Senior Debt, as the case may be, outstanding on the date of consummation of any such plan of reorganization or readjustment is not paid in full in cash on such date, the holders of any such Senior Debt or Guarantor Senior Debt not so paid in full in cash have consented to the terms of such plan of reorganization or readjustment.

“Permitted Liens” means the following types of Liens:

(1) deposits of cash or government bonds made in the ordinary course of business to secure surety or appeal bonds to which such Person is a party;

(2) Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers’ acceptance issued, and completion guarantees provided for, in each case pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice;

(3) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, or to provide all or any portion of the funds or credit support utilized in connection with, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by Holdings or any Restricted Subsidiary;

(4) Liens on property at the time Holdings or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into Holdings or any Restricted Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, or to provide all or any portion of the funds or credit support utilized for, such acquisition; provided, further, however, that such Liens may not extend to any other property owned by Holdings or any Restricted Subsidiary;

(5) Liens securing Hedging Obligations so long as the related Indebtedness is permitted to be incurred under the Indenture and is secured by a Lien on the same property securing such Hedging Obligation;

(6) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(7) Liens in favor of Holdings or any Restricted Subsidiary;

(8) Liens to secure any Indebtedness that is incurred to refinance any Indebtedness that has been secured by a Lien existing on the Issue Date or referred to in clauses (3), (4) and (19)(B) of this definition; provided, however, that such Liens (x) are no less favorable to the holders of the Notes, taken as a whole, and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced; and (y) do not extend to or cover any property or assets of Holdings or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced;

(9) Liens on Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” incurred in connection with any Qualified Securitization Financing;

(10) Liens for taxes, assessments or other governmental charges or levies not yet delinquent, or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted or for property taxes on property that Holdings or one of its Subsidiaries has determined to abandon if the sole recourse for such tax, assessment, charge, levy or claim is to such property;

(11) judgment liens in respect of judgments that do not constitute an Event of Default so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(12) pledges, deposits or security under workmen’s compensation, unemployment insurance and other social security laws or regulations, or deposits to secure the performance of tenders, contracts (other than for the payment of Indebtedness) or leases, or deposits to secure public or statutory obligations, or deposits as security for contested taxes or import or customs duties or for the payment of rent, or deposits or other security securing liabilities to insurance carriers under insurance or self-insurance arrangements, in each case incurred in the ordinary course of business or consistent with past practice;

(13) Liens imposed by law, including carriers’, warehousemen’s, materialmen’s, repairmen’s and mechanics’ Liens, in each case for sums not overdue by more than 30 days or if more than 30 days overdue, are unfiled and no other action has been taken to enforce such Lien or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted;

(14) encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of business or to the ownership of properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business;

(15) leases, licenses, subleases or sublicenses granted to others in the ordinary course of business that do not (x) interfere in any material respect with the business of Holdings or any of its material Restricted Subsidiaries (including the Company) or (y) secure any Indebtedness;

(16) the rights reserved or vested in any Person by the terms of any lease, license, franchise, grant or permit held by Holdings or any of its Restricted Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(17) banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution, provided that (a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by Holdings or any of its Subsidiaries in excess of those set forth by regulations promulgated by the Federal Reserve Board or other applicable law and (b) such deposit account is not intended by Holdings or any Restricted Subsidiary to provide collateral to the depositary institution;

(18) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases or consignments entered into by Holdings and its Restricted Subsidiaries in the ordinary course of business;

(19) (A) other Liens securing Indebtedness for borrowed money with respect to property or assets with an aggregate fair market value (valued at the time of creation thereof) of not more than $10.0 million at any time and (B) Liens securing Indebtedness incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of such Person; provided, however, that (x) the Lien may not extend to any other property (except for accessions to such property) owned by such Person or any of its Restricted Subsidiaries at the time the Lien is incurred, (y) such Liens attach concurrently with or within 270 days after the acquisition, repair, replacement, construction or improvement (as applicable) of the property subject to such Liens and (z) with respect to Capitalized Lease Obligations, such Liens do not at any time extend to or cover any assets (except for accessions to such assets) other than the assets subject to such Capitalized Lease Obligations; provided that individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment provided by such lender;

(20) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodities brokerage accounts incurred in the ordinary course of business; and (iii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(21) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(22) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of Holdings or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of Holdings and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of Holdings or any Restricted Subsidiary in the ordinary course of business;

(23) Liens solely on any cash earnest money deposits made by Holdings or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under the Indenture;

(24) Liens with respect to the assets of a Restricted Subsidiary that is not a Guarantor securing Indebtedness of such Restricted Subsidiary incurred in accordance with the covenant contained under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(25) Liens to secure Non-Recourse Product Financing Indebtedness permitted to be incurred pursuant to clause (22) of Permitted Debt, which Liens may not secure Indebtedness other than Non-Recourse Product Financing Indebtedness and which Liens may not attach to assets other than the items of Product produced, acquired or developed with the proceeds of such Indebtedness.

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends upon liquidation, dissolution or winding up.

“Product” means any product developed, acquired, produced, marketed or promoted by Holdings or any of its Subsidiaries in connection with the conduct of a Permitted Business.

“Purchase Money Note” means a promissory note of a Securitization Subsidiary evidencing a line of credit, which may be irrevocable, issued by Holdings or any Subsidiary of Holdings to such Securitization Subsidiary in connection with a Qualified Securitization Financing, which note is intended to finance that portion of the purchase price that is not paid in cash or a contribution of equity and which (a) shall be repaid from cash available to the Securitization Subsidiary, other than (i) amounts required to be established as reserves, (ii) amounts paid to investors in respect of interest, (iii) principal and other amounts owing to such investors and (iv) amounts paid in connection with the purchase of newly generated receivables and (b) may be subordinated to the payments described in clause (a).

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Permitted Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors of Holdings in good faith, except that in the event the value of any such assets or Capital Stock exceeds $25.0 million, the fair market value thereof shall be determined by an Independent Financial Advisor.

“Qualified Securitization Financing” means any Securitization Financing of a Securitization Subsidiary that meets the following conditions: (i) the Board of Directors of Holdings shall have determined in good faith that such Qualified Securitization Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to Holdings and the Securitization Subsidiary, (ii) all sales of Securitization Assets and related assets to the Securitization Subsidiary are made at fair market value (as determined in good faith by Holdings) and (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by Holdings) and may include Standard Securitization Undertakings. The grant of a security interest in any Securitization Assets of Holdings or any of its Restricted Subsidiaries (other than a Securitization Subsidiary) to secure Indebtedness under the Credit Agreement and any Refinancing Indebtedness with respect thereto shall not be deemed a Qualified Securitization Financing.

“Representative” means the trustee, agent or representative (if any) for an issue of Senior Debt; provided that if, and for so long as, any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of Holdings (including the Company and any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of Restricted Subsidiary.

“S&P” means Standard and Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor to its rating business.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Securitization Assets” means any accounts receivable or other revenue streams from Products subject to a Qualified Securitization Financing.

“Securitization Fees” means reasonable distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with any Qualified Securitization Financing.

“Securitization Financing” means any transaction or series of transactions that may be entered into by Holdings or any of its Subsidiaries pursuant to which Holdings or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Securitization Subsidiary (in the case of a transfer by Holdings or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or may grant a security interest in, any Securitization Assets (whether now existing or arising in the future) of Holdings or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving Securitization Assets and any Hedging Obligations entered into by Holdings or any such Subsidiary in connection with such Securitization Assets.

“Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets in a Qualified Securitization Financing to repurchase Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including, without limitation, as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Securitization Subsidiary” means a Wholly Owned Subsidiary of Holdings (or another Person formed for the purposes of engaging in a Qualified Securitization Financing in which Holdings or any Subsidiary of Holdings makes an Investment and to which Holdings or any Subsidiary of Holdings transfers Securitization Assets and related assets) which engages in no activities other than in connection with the financing of Securitization Assets of Holdings or its Subsidiaries, all proceeds thereof and all rights (contingent and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of Holdings or such other Person (as provided below) as a Securitization Subsidiary and (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by Holdings or any other Subsidiary of Holdings (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates Holdings or any other Subsidiary of Holdings in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of Holdings or any other Subsidiary of Holdings, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither Holdings nor any other Subsidiary of Holdings has any material contract, agreement, arrangement or understanding other than on terms which Holdings reasonably believes to be no less favorable to Holdings or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Holdings and (e) to which neither Holdings nor any other Subsidiary of Holdings has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of Holdings or such other Person shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of Holdings or such other Person giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Senior Debt” means the principal of, premium, if any, and interest (including any interest accruing after the commencement of any bankruptcy proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on any Indebtedness and any Securitization Repurchase Obligation of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular obligation, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such obligation shall be subordinate or pari passu in right of payment to the Notes. Without limiting the generality of the foregoing, “Senior Debt” shall also include the principal of, premium, if any, interest (including any interest accruing after the commencement of any bankruptcy proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on, and all other amounts owing in respect of (including guarantees of the foregoing obligations):

(1) all monetary obligations of every nature of the Company under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal, premium and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

(2) all Hedging Obligations (and guarantees thereof),

in each case whether outstanding on the Issue Date or thereafter incurred.

Notwithstanding the foregoing, “Senior Debt” shall not include:

(1) any Indebtedness of the Company to a Subsidiary of the Company (other than any Securitization Repurchase Obligation);

(2) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of the Company or any Subsidiary of the Company (including, without limitation, amounts owed for compensation), other than Indebtedness under the Credit Agreement;

(3) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services (including guarantees thereof or instruments evidencing such liabilities);

(4) Indebtedness represented by Capital Stock;

(5) any liability for federal, foreign, state, local or other taxes owed or owing by the Company;

(6) that portion of any Indebtedness incurred in violation of the covenant contained under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” or “—Certain Covenants—Limitations on Layering;”

(7) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company; and

(8) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Company.

“Senior Subordinated Indebtedness” means the Notes (in the case of the Company), a Guarantee (in the case of a Guarantor) and any other Indebtedness of the Company or a Guarantor that specifically provides that such Indebtedness is to rank pari passu with the Notes or such Guarantee, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company or such Guarantor which is not Senior Debt (in the case of the Company) or Guarantor Senior Debt (in the case of a Guarantor).

“Shareholders Agreement” means the Shareholders Agreement to be dated as of January 18, 2005, by and among Warner Chilcott Holdings Company, Limited, Warner Chilcott Holdings Company II, Limited, Warner Chilcott Holdings Company III, Limited and the investment funds affiliated with the Sponsors and certain of their limited partners that are signatories thereto.

“Significant Subsidiary” means any Restricted Subsidiary that would be “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

“Specified Financings” means the financings included in the Transactions and this offering of the Notes.

“Sponsors” means Bain Capital Partners LLC, DLJ Merchant Banking III, Inc., J.P. Morgan Partners LLC, and Thomas H. Lee Partners, L.P.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by Holdings or any Subsidiary of Holdings which Holdings has determined in good faith to be customary in a Securitization Financing, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means (a) with respect to the Company, any Indebtedness of the Company that is by its terms subordinated in right of payment to the Notes and (b) with respect to any Guarantor of the Notes, any Indebtedness of such Guarantor that is by its terms subordinated in right of payment to its Guarantee of the Notes.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity, of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Transactions” means the transactions contemplated by (i) the Implementation Agreement, (ii) the Credit Agreement and (iii) this offering of the Notes and any bridge facility entered into in lieu of such offering prior to the Issue Date.

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to February 1, 2010; provided, however, that if the period from such redemption date to February 1, 2010 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means (i) any Subsidiary of Holdings (other than the Company) that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of Holdings, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of Holdings may designate any Subsidiary of Holdings (including any existing Subsidiary and any newly acquired or newly formed Subsidiary, but excluding the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, Holdings or any Subsidiary of Holdings (other than any Subsidiary of the Subsidiary to be so designated); provided that (a) any Unrestricted Subsidiary must be an entity of which shares of the Capital Stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by Holdings, (b) such designation complies with the covenant contained under the caption “—Certain Covenants—Restricted Payments” and (c) each of (I) the Subsidiary to be so designated and (II) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of Holdings or any Restricted Subsidiary. The Board of Directors of Holdings may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default or Event of Default shall have occurred and Holdings could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under the first paragraph of “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” Any such designation by the Board of Directors of Holdings shall be notified by Holdings to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two business days prior to such determination.

Except as described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”, whenever it is necessary to determine whether Holdings has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

“U.S. Government Securities” means securities that are

(a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or

(b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Securities or a specific payment of principal of or interest on any such U.S. Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Securities or the specific payment of principal of or interest on the U.S. Government Securities evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares and shares issued to foreign nationals under applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income, and to a limited extent under the caption “Non-U.S. Holders,” estate tax consequences of the purchase, ownership and disposition of the notes. This discussion is a general summary only and does not address all tax aspects of the purchase, ownership and disposition of the notes that may be relevant to a prospective investor’s particular circumstances. This discussion deals only with the U.S. federal income tax consequences to persons who are beneficial owners of notes and who hold such notes as capital assets within the meaning of Section 1221 of the Code, as defined below, and does not deal with the consequences to special classes of holders of the notes, such as dealers in securities or currencies, brokers, traders that mark-to-market their securities, insurance companies, tax-exempt entities, financial institutions or “financial services entities,” persons with a functional currency other than the U.S. dollar, regulated investment companies, real estate investment trusts, retirement plans, expatriates or former long-term residents of the United States, persons who hold their notes as part of a straddle, hedge, “conversion transaction,” “constructive sale,” or other integrated investment, persons subject to the alternative minimum tax, partnerships or other pass-through entities or investors in partnerships or other pass-through entities that hold the notes. This summary also does not address any tax consequences arising under the tax laws of any U.S. state, local, foreign or other taxing jurisdiction or, except to a limited extent under the caption “Non-U.S. Holders,” any possible applicability of the U.S. federal estate or gift tax law. The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, and rulings and judicial interpretations thereof, all as in effect on the date of this prospectus, any of which may be repealed or subject to change, possibly with retroactive effect. In addition, this discussion relies upon the description provided to us by DTC of its depositary procedures and the procedures of its participants and indirect participants in maintaining a book-entry system reflecting beneficial ownership of the notes.

For purposes of the following discussion, a “U.S. Holder” is a beneficial owner of a note that is for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized or created under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source or (4) a trust (i) if (x) a court within the United States can exercise primary supervision over its administration and (y) one or more U.S. persons have authority to control all of its substantial decisions or (ii) if it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. In addition, for purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of a note that is an individual, a corporation, an estate or a trust other than a U.S. Holder. Because U.S. federal tax law uses different tests to determine whether an individual is a non-resident alien for income tax and estate tax purposes, some individuals may be “Non-U.S. Holders” for purposes of the U.S. federal income tax discussion, but not for the purpose of the U.S. federal estate tax discussion and vice versa.

Purchasers of the notes should consult their own tax advisors concerning the U.S. federal income tax consequences resulting from their particular situations, and concerning any U.S. state, local, gift and estate tax consequences or other consequences under the laws of any other taxing jurisdiction.

For purposes of this discussion “we,” “us,” or “our” refer to Warner Chilcott Corporation.

U.S. Holders

Payment of Interest

Payment of stated interest on a note will be taxable as ordinary interest income at the time it is received or accrued, depending upon the method of accounting applicable to the U.S. Holder of the note.

Market Discount

If a note is acquired at a “market discount,” some or all of any gain realized upon a subsequent sale, other disposition, or full or partial principal payment, of such note may be treated as ordinary income, and not capital gain, as described below. For this purpose, “market discount” is the excess (if any) of the stated redemption price at maturity of a note over the basis of such note immediately after its acquisition by the taxpayer, subject to a statutory de minimis exception. Unless a U.S. Holder has elected to include the market discount in income as it accrues, gain, if any, realized on any subsequent disposition or full or partial principal payment of such note will be treated as ordinary income to the extent of the market discount that is treated as having accrued during the period such U.S. Holder held such note.

The amount of market discount treated as having accrued will be determined either (i) on a straight-line basis by multiplying the market discount times a fraction, the numerator of which is the number of days the note was held by the U.S. Holder and the denominator of which is the total number of days after the date such U.S. Holder acquired the note up to and including the date of its maturity or (ii) if the U.S. Holder so elects, on a constant interest rate method. A U.S. Holder may make that election with respect to any note but, once made, such election is irrevocable.

A U.S. Holder of a note acquired at a market discount may elect to include market discount in income currently, through the use of either the straight-line inclusion method or the constant interest rate method in lieu of recharacterizing gain upon disposition or principal repayment as ordinary income to the extent of accrued market discount at the time of such disposition or repayment. Once made, this election will apply to all notes and other obligations acquired by the electing U.S. Holder at a market discount during the taxable year for which the election is made and all subsequent taxable years unless the Internal Revenue Service (the “IRS”) consents to a revocation of the election. If an election is made to include market discount in income currently, the basis of the note in the hands of the U.S. Holder will be increased by the market discount thereon as it is included in income.

Unless a U.S. Holder who acquires a note at a market discount elects to include market discount in income currently, such U.S. Holder may be required to defer deductions for any interest paid on indebtedness allocable to such note in an amount not exceeding the deferred income, until such income is realized.

Bond Premium

If a U.S. Holder purchases a note and immediately after the purchase the adjusted basis of the note exceeds the amount payable on maturity, the note will be treated as having been acquired with “bond premium.” A U.S. Holder may elect to amortize such bond premium over the remaining term of such note (or, if it results in a smaller amount of amortizable bond premium, until an earlier call date).

If bond premium is amortized, the amount of interest that must be included in the U.S. Holder’s income for each period ending on an interest payment date or at the stated maturity, as the case may be, except as Treasury Regulations may otherwise provide, will be reduced by the portion of premium allocable to such period based on the note’s yield to maturity. If such an election to amortize bond premium is not made, a U.S. Holder must include the full amount of each interest payment in income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing such U.S. Holder’s gain or loss upon the sale or other disposition of, or full or partial principal payment of, the note.

An election to amortize bond premium will apply to amortizable bond premium on all notes and other bonds, the interest on which is includible in the U.S. Holder’s gross income, held at the beginning of the U.S. Holder’s first taxable year to which the election applies or that are thereafter acquired, and may be revoked only with the consent of the IRS. A U.S. Holder who elects to amortize bond premium must reduce its adjusted basis in the notes by the amount of such allowable amortization.

Sale or Exchange of the Notes

Unless a non-recognition provision applies, upon a sale or exchange (including a redemption or a repurchase, for example in the event of a change in control) of a note, a U.S. Holder will recognize gain or loss equal to the difference between the sum of all cash plus the fair market value of all property received on such sale or exchange (less any portion allocable to accrued but unpaid interest, which will be treated as a payment of interest for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the U.S. Holder’s cost therefor, increased by any market discount included in income and reduced by any bond premium amortized by the U.S. Holder.

Except to the extent described under “Market Discount” above, gain or loss recognized by a U.S. Holder on the sale or exchange of a note will be capital gain or loss and will be long-term capital gain or loss if the note has been held by the U.S. Holder for more than one year at the time of the disposition. In the case of a non-corporate U.S. Holder, long-term capital gain is currently subject to a maximum U.S. federal tax rate of 15%. The deductibility of capital losses by U.S. Holders is subject to certain limitations.

Discharge

Were we to obtain a discharge of the indenture with respect to all of the notes then outstanding, as described above under “Description of the Notes—Satisfaction and Discharge,” such discharge would generally be deemed to constitute a taxable exchange of the outstanding notes for other property—namely, the funds deposited with the Trustee. In such case, a U.S. Holder generally would be required to recognize capital gain or loss in connection with such deemed exchange in a manner comparable to that discussed above under “—Sale or Exchange of the Notes.” In addition, after such deemed exchange, a U.S. Holder also may be required to recognize income from the property deemed to have been received in such exchange over the remaining life of the transaction in a manner or amount that is different than had the discharge not occurred. U.S. Holders should consult their tax advisors as to the specific consequences arising from a discharge in their particular situations.

Change of Control Repurchase

According to the applicable Treasury Regulations, repurchase of the notes by us in the event of a change in control will not affect the amount or timing of interest income recognized by a holder of a note if the likelihood of the repurchase, as of the date the notes are issued, is remote. We intend to take the position, which is not binding on the IRS, that the likelihood of a repurchase of notes by us in the event of a change in control is remote under applicable Treasury Regulations and that we do not intend to treat that possibility as affecting the yield to maturity of the notes (for purposes of the original issue discount provisions of the Code).

We have the option to redeem a portion of the notes at any time on or before a certain date, and to redeem all or a portion of the notes on or after a certain date prior to the maturity date. Under applicable Treasury Regulations, we will be deemed to have exercised that option if the exercise of that option would lower the yield of the notes. We believe that we will not be treated as having exercised that option under these Treasury Regulations.

Backup Withholding and Information Reporting

In general, a U.S. Holder of a note will be subject to backup withholding (currently at the rate of 28%) with respect to interest, principal and premium, if any, paid on the note, payments received on the sale or exchange of the note (including a redemption or a repurchase, for example in the event of a change in control or a discharge (as described above under “Description of the Notes—Satisfaction and Discharge” and under “—Discharge”)), and any payments with respect to the property or rights to the property deemed to have been received as described above under “—Discharge,” unless the U.S. Holder (1) is an entity (including a corporation or a tax-exempt entity) that is exempt from withholding and, when required, demonstrates this fact or (2) provides us or our paying agent with its Taxpayer Identification Number (“TIN”) (which, for an individual, would be the U.S. Holder’s Social Security Number), certifies that (i) the TIN provided is correct, (ii) it is a U.S. person (including a U.S. resident alien) and (iii) it is exempt from backup withholding, it has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends or it has been notified by the IRS that it is no longer subject to backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. In addition, such payments of interest, principal and premium, if any, such payments received on the sale or exchange of a note (including a redemption or a repurchase, for example in the event of a change in control or a discharge (as described above under “Description of the Notes—Satisfaction and Discharge” and under “—Discharge”)), and any payments with respect to the property or rights to the property deemed to have been received as described above under “—Discharge,” to U.S. Holders that are not corporations or tax-exempt organizations generally will be subject to information reporting requirements.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

For purposes of the discussion below, interest and any gain on the sale or exchange (including a redemption or a repurchase, for example in the event of a change in control or a discharge, as described above under “Description of the Notes—Satisfaction and Discharge”) of a note will be considered to be “U.S. trade or business income” if such income or gain is (1) effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business or (2) in the case of a treaty resident, described in clause (1) above, and attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States.

Payment of Interest

Subject to the discussion below concerning backup withholding, generally, interest paid on a note will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is “portfolio interest.” Generally, interest on the notes will qualify as portfolio interest and will be eligible for the portfolio interest exemption if the Non-U.S. Holder (1) does not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock entitled to vote, (2) is not a “controlled foreign corporation” with respect to which we are a “related person,” as such terms are defined in the Code, (3) is not a bank that receives such interest in a transaction described in Section 881(c)(3)(A) of the Code and (4) provides the required certifications, under penalties of perjury, that the beneficial owner of the notes is not a U.S. person on a properly completed and executed IRS Form W-8BEN prior to the payment.

The gross amount of payments of interest that does not qualify for the portfolio interest exemption and that is not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed on a net basis at regular graduated U.S. federal income tax rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income also may be subject to the branch profits tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of a treaty, a Non-U.S. Holder must provide a properly executed IRS Form W-8ECI (in the case of U.S. trade or business income) or IRS Form W-8BEN (in the case of a treaty), or any successor form as the IRS designates, as applicable, prior to the payment of interest. These forms must be periodically updated. If the notes are traded on an established financial market, a Non-U.S. Holder who is claiming the benefits of a treaty will not be required to obtain and to provide a U.S. TIN on the IRS Form W-8BEN. In certain circumstances, in lieu of providing an IRS Form W-8BEN, the Non-U.S. Holder may provide certain documentary evidence issued by foreign governmental authorities to prove residence in a foreign country in order to claim treaty benefits.

Special procedures relating to U.S. withholding taxes are provided under applicable Treasury Regulations for payments through qualified intermediaries or certain financial institutions that hold customers’ securities in the ordinary course of their trade or business.

Sales or Exchange of the Notes

Except as described below and subject to the discussion below on backup withholding, a gain realized by a Non-U.S. Holder on the sale or exchange (including a redemption or a repurchase, for example in the event of a change in control or a discharge, as described above under “Description of the Notes—Satisfaction and Discharge”) of a note generally will not be subject to U.S. federal income or withholding tax, unless (1) such gain constitutes U.S. trade or business income, which will be taxed as discussed above (including, if applicable, at tax rates for capital gain income), or (2) the Non-U.S. Holder is an individual who holds the note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met. If the second exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty, if any) on the amount by which such Non-U.S. Holder’s capital gain allocable to U.S. sources exceeds capital losses allocable to U.S. sources during the taxable year of the disposition of the notes.

Discharge

As described above under “—U.S. Holders—Discharge,” a Non-U.S. Holder also may be required to recognize income with respect to the property or rights to the property deemed to have been received in such taxable exchange over the remaining life of the transaction in a manner or amount that is different than had the discharge not occurred, and such income may be subject to U.S. income and/or withholding taxes. Non-U.S. Holders should consult their tax advisors as to the specific consequences arising from a discharge in their particular situations.

Federal Estate Tax

Any notes held (or treated as held) by an individual who is a Non-U.S. Holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that the individual does not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock entitled to vote and income on the notes was not U.S. trade or business income.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder any interest that is paid to a Non-U.S. Holder. Copies of these information returns may also be made available to the tax authorities of the country in which the Non-U.S. Holder resides under the provisions of various treaties or agreements for the exchange of information.

Non-U.S. Holders other than corporations may be subject to backup withholding and additional information reporting. Backup withholding will not apply to payments of interest on the notes to a Non-U.S. Holder if the Non-U.S. Holder properly certifies that it is not a U.S. person under penalties of perjury or otherwise establishes an exemption. However, such certification or exemption is not effective if we have, or our paying agent has, actual knowledge or reason to know that such holder is a U.S. person, or that the conditions of another exemption relied upon by the Non-U.S. Holder are not, in fact, satisfied.

The payment of the gross proceeds from the sale or exchange (including a redemption or a repurchase, for example in the event of a change in control or a discharge, as described under “Description of the Notes—Satisfaction and Discharge” and “—Discharge”) of the notes to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale or exchange (including a redemption or a repurchase, for example in the event of a change in control or a discharge, as described under “Description of the Notes—Satisfaction and Discharge” and Discharge”) of the notes to or through a non-U.S. office or a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the gross proceeds from the sale or exchange (including a redemption or a repurchase, for example in the event of a change in control or a discharge, as described under “Description of the Notes—Satisfaction and Discharge” and “—Discharge”) of the notes to or through a non-U.S. office or a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person and the broker has no knowledge, or reason to know, to the contrary.

In addition, in general, any payments with respect to the property or rights to the property deemed to have been received, as described above under “—Discharge,” may be subject to information reporting and possible backup withholding, unless the Non-U.S. Holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the payor does not have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or credit against such Non-U.S. Holder’s federal income tax liability, provided that the required information is provided to the IRS.

THE PRECEDING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

PLAN OF DISTRIBUTION

This prospectus may be used by Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. in connection with offers and sales of the notes in market making transactions. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. may act as principal or agent in these transactions. Such sales will be made at prices relating to prevailing market prices at the time of the sale. We will not receive any of the proceeds of such sales. We have agreed to indemnify Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute payments which Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. might be required to make in respect thereof.

As of December 31, 2005, DLJ Merchant Banking III, Inc., an affiliate of Credit Suisse Securities (USA) LLC, beneficially owned approximately 20.66% of our outstanding capital stock (on a fully diluted basis) and one of our directors is designated to serve on our board of directors by an affiliate of Credit Suisse Securities (USA) LLC. See “Management,” “Security Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Party Transactions” and “Description of Other Indebtedness—Senior Credit Facility” for a summary of certain relationships between us and Credit Suisse Securities (USA) LLC.

As of December 31, 2005, J.P. Morgan Partners, LLC, an affiliate of J.P. Morgan Securities Inc., beneficially owned approximately 20.66% of our outstanding capital stock (on a fully diluted basis) and one of our directors is employed by an affiliate of J.P. Morgan Securities Inc. See “Management,” “Security Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Party Transactions” and “Description of Other Indebtedness—Senior Credit Facility” for a summary of certain relationships between us and J.P. Morgan Securities Inc.

We have been advised by Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. that, subject to applicable laws and regulations, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. currently intend to make a market in the exchange notes following completion of the exchange offer. However, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are not obligated to do so and Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. may discontinue their market making activities at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will develop or be sustained. See “Risk Factors—You cannot be sure that an active trading market will develop for the exchange notes.”

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York has passed upon the validity of the notes offered hereby on behalf of the issuer.

EXPERTS

The financial statements of Warner Chilcott Holdings Company III, Limited as of December 31, 2005 and for the year ended December 31, 2005 and of Warner Chilcott PLC as of December 31, 2004 and for the three months ended December 31, 2004 and for each of the two years in the period ended September 30, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The Statements of Net Sales and Certain Costs and Expenses of the Dovonex product line of Bristol-Myers Squibb Company for each of the three years in the period ending December 31, 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act with respect to the registered notes. This prospectus, which is a part of the registration statement, omits certain information included in the registration statement and the exhibits thereto. For further information with respect to us and the securities, we refer you to the registration statement and its exhibits. You may read and copy any document we file or furnish with the SEC at the SEC’s public reference facilities at 100 F Street, N. E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. You may also obtain information about us from the following regional offices of the SEC: 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can also be obtained from the Public Reference Section of the SEC at prescribed rates. Our filings with the SEC are also available to the public on the SEC’s home page on the Internet at www.sec.gov.

Upon completion of the exchange offer, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will file reports with the SEC. You may inspect and copy these reports and other information at the address set forth above. You may request copies of these documents, at no cost, by telephone at (973) 442-3200 or by mail from Warner Chilcott Corporation, 100 Enterprise Drive, Rockaway, New Jersey 07866, Attention: Investor Relations.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Page
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets	F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Shareholders’ Equity	F-6
Consolidated Statements of Comprehensive Income	F-7
Consolidated Statements of Cash Flows	F-8
Notes to the Consolidated Financial Statements	F-9

Report of Independent Auditors	F-50
Dovonex Product Line of Bristol-Myers Squibb Company Statements of Net Sales and Certain Costs and Expenses for each of the Three Years in the Period Ended December 31, 2005	F-51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors of Warner Chilcott Holdings Company III, Limited:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholder’s equity, comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Warner Chilcott Holdings Company III, Limited and its subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/    PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Florham Park, NJ

March 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Warner Chilcott PLC:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, comprehensive income, shareholder’s equity and cash flows present fairly, in all material respects, the financial position of Warner Chilcott PLC and its subsidiaries at December 31, 2004, and the results of their operations and their cash flows for the three month period ended December 31, 2004 and for the two years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, in the sub-paragraph Restatement, the consolidated financial statements for the three-month period ended December 31, 2004 have been restated.

/s/    PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Belfast

Northern Ireland

July 15, 2005 (except for Note 2, as to which the date is March 28, 2006)

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands)

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
		(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$11,502	$229,565
Accounts receivable, net	29,765	37,351
Inventories	31,398	26,620
Deferred income taxes	27,077	—
Prepaid income taxes	3,132	—
Prepaid expense and other current assets	19,046	12,964

Total current assets	121,920	306,500

Property, plant and equipment (net of $ 3,097 and $10,219 in accumulated depreciation)	37,102	33,822
Intangible assets, net	1,519,847	904,808
Goodwill	1,260,777	194,113
Other non-current assets	78,569	15,000

Total assets	$3,018,215	$1,454,243

LIABILITIES
Current liabilities:
Accounts payable	$17,629	$20,630
Accrued expenses and other current liabilities	114,054	115,686
Current portion of long-term debt	14,000	101,849
Accrued income taxes	—	18,106

Total current liabilities	145,683	256,271

Other liabilities:
Long-term debt, excluding current portion	1,975,500	90,350
Deferred income taxes	126,475	791
Other non-current liabilities	2,122	2,744

Total liabilities	2,249,780	350,156

Commitments and contingencies (see Note 12)

SHAREHOLDER’S EQUITY
Ordinary shares, par value $0.01 per share; 16,000,000 shares authorized 13,939,011 shares issued and outstanding at December 31, 2005	139	—
Ordinary shares, par value 0.10 British pounds per share; 250,000,000 authorized, 187,502,161 issued and outstanding at December 31, 2004	—	30,441
Additional paid-in capital	1,289,244	697,944
Retained (deficit) earnings	(525,113)	388,236
Treasury stock	—	(54,603)
Accumulated other comprehensive income	4,165	42,069

Total shareholder’s equity	768,435	1,104,087

Total liabilities and shareholder’s equity	$3,018,215	$1,454,243

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Successor	Predecessor
	Year Ended December 31, 2005	Quarter Ended December 31, 2004	Fiscal Year Ended September 30,
			2004	2003
		(Restated)
REVENUE:
Net sales	$494,329	$130,713	$482,395	$364,640
Other revenue	20,924	6,180	7,853	524

Total revenue	515,253	136,893	490,248	365,164

COSTS, EXPENSES AND OTHER:
Cost of sales	95,224	34,529	53,488	42,042
Selling, general and administrative	162,670	41,463	146,205	124,786
Research and development	58,636	4,608	26,558	24,874
Amortization of intangible assets	233,473	21,636	52,374	38,106
Impairment of intangible assets	38,876	—	—	—
Acquired in-process research and development	280,700	—	—	—
Transaction costs	35,975	50,973	—	—
Interest (income)	(1,459)	(650)	(1,772)	(3,140)
Interest expense	149,393	1,864	11,028	10,826

(LOSS) / INCOME BEFORE TAXES	(538,235)	(17,530)	202,367	127,670
(Benefit) / provision for income taxes	(13,122)	11,558	59,390	41,380

(LOSS) / INCOME FROM CONTINUING OPERATIONS	(525,113)	(29,088)	142,977	86,290

DISCONTINUED OPERATIONS
Income from discontinued operations (net of tax charge of $1,426 in 2004 and $4,228 in 2003)	—	—	3,333	9,865
Gain on disposal of discontinued operations (net of tax charge of $11,806)	—	—	5,378	—

NET (LOSS) / INCOME	$(525,113)	$(29,088)	$151,688	$96,155

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(in thousands except share amounts)

	Number of Ordinary Shares	Number of Equivalent ADSs (Representing Four Ordinary Shares)	Share Capital	Additional Paid-in Capital	Retained Earnings (deficit)	Treasury Stock	Accumulated Other Comprehensive Income	Total
PREDECESSOR:

Balance as of September 30, 2002	187,805,263	46,951,316	29,981	$677,417	$191,806	$(23,893)	$33,696	$909,007
Net Income	—	—	—	—	96,155	—	—	96,155
Dividends Declared	—	—	—	—	(9,241)	—	—	(9,241)
Shares Issued	404,632	101,158	65	470	—	—	—	535
Shares Repurchased	—	—		—	—	—	—	—
Cumulative Translation Adj’s	—	—	—	—	—	—	1,773	1,773
Treasury Stock Disposals	—	—	—	(255)	—	255	—	—
Stock Compensation	—	—	—	(1,301)	—	—	—	(1,301)
Stock Option Tax Benefit	—	—	—	197	—	—	—	197

Balance as of September 30, 2003	188,209,895	47,052,474	30,046	676,528	278,720	(23,638)	35,469	997,125
Net Income	—	—	—	—	151,688	—	—	151,688
Dividends Declared	—	—	—	—	(13,084)	—	—	(13,084)
Shares Issued	1,879,808	469,952	357	12,591	—	—	—	12,948
Shares Repurchased	(2,790,000)	(697,500)	—	—	—	(31,720)	—	(31,720)
Cumulative Translation Adj’s	—	—	—	—	—	—	5,172	5,172
Treasury Stock Disposals	—	—	—	(755)	—	755	—	—
Stock Compensation	—	—	—	2,220	—	—	—	2,220
Stock Option Tax Benefit	—	—	—	2,291	—	—	—	2,291

Balance as of September 30, 2004	187,299,703	46,824,926	30,403	692,875	417,324	(54,603)	40,641	1,126,640
Net Loss—Restated	—	—	—	—	(29,088)	—	—	(29,088)
Shares Issued	202,458	50,614	38	2,414	—	—	—	2,452
Cumulative Translation Adjustments	—	—	—	—	—	—	1,428	1,428
Stock Compensation	—	—	—	2,655	—	—	—	2,655

Balance as of December 31, 2004—Restated	187,502,161	46,875,540	30,441	697,944	388,236	(54,603)	42,069	1,104,087

SUCCESSOR:

Initial Funding From Shareholder	13,939,011	—	139	1,282,712	—	—	—	1,282,851
Net Loss	—	—	—	—	(525,113)	—	—	(525,113)
Other Comprehensive income	—	—	—	—	—	—	4,165	4,165
Stock Compensation	—	—	—	6,532	—	—	—	6,532

Balance as of December 31, 2005	13,939,011	—	$139	$1,289,244	$(525,113)	$—	$4,165	$768,435

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Successor	Predecessor
	Year Ended December 31, 2005	Quarter Ended December 31, 2004	Fiscal Year Ended September 30,
			2004	2003
		(Restated)
Net (Loss) / Income	$(525,113)	$(29,088)	$151,688	$96,155
Other comprehensive income:
Cumulative translation adjustment	(992)	1,428	5,172	1,773
Unrealized gain on interest rate swaps (net of tax of $105)	5,157	—	—	—
Total other comprehensive income	4,165	1,428	5,172	1,773
Comprehensive (Loss) / Income	$(520,948)	$(27,660)	$156,860	$97,928

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Successor	Predecessor
	Year Ended December 31, 2005	Quarter Ended December 31, 2004	Fiscal Year Ended September 30,
			2004	2003
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) / income	$(525,113)	$(29,088)*	$151,688	$96,155
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation	3,097	1,019	3,566	6,844
Amortization of intangibles	233,473	21,636	52,551	38,375
Impairment of intangibles	38,876	—	—	—
(Gain) / loss on sale of assets	—	—	(427)	240
(Gain) on sale of business	—	—	(17,184)	—
Acquired in-process research & development	280,700	—	—	—
Amortization of government grants	—	(82)	(684)	(1,135)
Deferred income taxes	(48,606)	4,134	2,261	14,350
Amortization of debt finance costs	10,364	498	334	151
Stock compensation expense	6,532	2,655	2,220	(1,301)
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable, prepaid and other assets	(3,038)	8,375	(19,315)	(7,584)
Decrease / (increase) in inventories	13,727	4,701	(1,648)	(5,906)
(Decrease) / increase in accounts payable, accrued expenses and other liabilities	(11,561)	51,135	(5,245)	24,851
(Decrease) / increase in income taxes and other, net	(20,867)	(17,293)*	6,840	126

Net cash (used in) / provided by operating activities	(22,416)	47,690	174,957	165,166

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(28,800)	(7,200)	(45,868)	(664,229)
Purchase of business, net of cash acquired	(2,922,555)	—	—	—
Proceeds from sale of intangible assets	—	—	45,000	—
Proceeds from sale of fixed assets	48	—	—	40
Capital expenditures	(8,339)	(650)	(10,079)	(6,164)
Deferred consideration and acquisition costs	—	—	—	—
Proceeds from sale of business (net of costs)	—	—	114,436	(324)

Net cash (used in) / provided by investing activities	(2,959,646)	(7,850)	103,489	(670,677)

CASH FLOWS FROM FINANCING ACTIVITIES:
Term borrowings under bank senior secured credit facility	1,400,000	—	—	—
Proceeds from issuance of senior subordinated notes	600,000	—	—	—
Term repayments under bank senior secured credit facility	(10,500)	—	—	—
Repayments on predecessor long-term debt	(195,000)	—	—	—
Loans repaid	—	—	(46,377)	(2,925)
Other borrowings	101,708	—	—	293,669
Borrowings repaid—other	(101,708)	—	(104,523)	—
Proceeds from share capital issue, net of expenses	1,282,851	2,452	12,948	535
Payments for debt finance costs	(83,624)	—	—	—
Purchase of treasury stock	—	—	(31,720)	—
Cash dividends paid	—	—	(13,084)	(9,241)
Other	(163)	151	162	116

Net cash provided by / (used in) financing activities	2,993,564	2,603	(182,594)	282,154

Net increase / (decrease) in cash and cash equivalents	11,502	42,443	95,852	(223,357)
Cash and cash equivalents, beginning of period	—	186,251	89,073	313,012
Foreign exchange adjustment on cash and cash equivalents	—	871	1,326	(582)

Cash and cash equivalents, end of period	$11,502	$229,565	$186,251	$89,073

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest Paid	$111,918	$1,280	$9,134	$11,502
Income Taxes Paid	$33,304	$9,745	$66,222	$31,243

*	Restated—See Note 2 for description

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

1.	The Company

Warner Chilcott Holdings Company III, Limited is a Bermuda company, which together with its wholly-owned subsidiaries (collectively, “Warner Chilcott,” the “Company” or the “Successor”) has operations in Rockaway, New Jersey, Fajardo, Puerto Rico, the Republic of Ireland and Larne, Northern Ireland, United Kingdom (“U.K”). These consolidated financial statements include the accounts of Warner Chilcott Holdings Company III, Limited and all of its wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company’s fiscal year ends on December 31.

The Company began commercial operations on January 5, 2005 (the “Acquisition Date”) when it acquired Warner Chilcott PLC (the “Acquisition”). These financial statements reflect the Acquisition as if the closing took place on January 1, 2005 and the results of operations during the period January 1, through January 4, 2005 were those of the Successor. The period included only two business days and the impact on the results of operations was not material.

The Company is a specialty pharmaceutical company that develops, manufactures, markets and sells branded prescription pharmaceutical products focused on two therapeutic categories: women’s healthcare and dermatology. Warner Chilcott’s portfolio of pharmaceutical products are promoted in the United States by the Company’s sales and marketing organization. The Company also distributes a product in Canada.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Fiscal Reporting Period

The consolidated financial statements presented for periods ended on or before December 31, 2004 include the accounts of Warner Chilcott PLC (the “Predecessor”) and all of its wholly-owned subsidiaries. The Predecessor operated with a September 30 fiscal year end. Management is responsible for the fair presentation of the financial statements.

Reclassifications

The Company has made certain reclassifications to prior period information to conform to current period presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. The consolidated financial information for both the Company and the Predecessor presented herein reflect all financial information that are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the periods presented. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluations.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

Foreign Currency

The Company has operations in the United States, Puerto Rico, U.K and the Republic of Ireland. The results of our non –U.S. operations are translated to U.S. dollars at the average exchange rates during the period. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date. Translation adjustments are reflected in shareholder’s equity and are included as a component of other comprehensive income.

Derivative Financial Instruments

The Company manages its exposure to certain market risks, including foreign exchange and interest rate risks, through the use of derivative financial instruments and accounts for them in accordance with Statement of Financial Accounting Standards (“SFAS”) Nos. 133, “Accounting for Derivative Instruments and Hedging Activities”, 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, and 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”.

On the date on which the Company enters into a derivative contract, it designates the derivative as: (i) a hedge of the fair value of a recognized asset or liability (fair value hedge), (ii) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (cash flow hedge), (iii) a foreign currency fair value or cash flow hedge (foreign currency hedge) or (iv) a derivative instrument that is not designated for hedge accounting treatment. Changes in fair value of derivative financial instruments are recorded as adjustments to the assets or liabilities being hedged in the statement of operations or in comprehensive (loss) income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction represented and the effectiveness of the hedge. Changes in fair value for derivatives that do not qualify for hedge accounting would be recognized in current earnings.

Revenue Recognition

Revenue from product sales is recognized when title to the product transfers to the customer, generally free on board (“FOB”), destination. Recognition of revenue also requires reasonable assurance of collection of sales proceeds and completion of all performance obligations. The Company warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of trade discounts, sales returns, rebates, coupons, value added tax and similar taxes and fee for service arrangements with certain distributors. Included in net sales are amounts earned under contract manufacturing agreements. Under these agreements, the Company agreed to manufacture certain products for third parties for specified periods. Contract manufacturing sales were $24,524 in the year ended December 31, 2005, $11,369 in the quarter ended December 31, 2004 and $8,304 and $0 in the fiscal years ended September 30, 2004 and 2003, respectively.

Revenue under co-promotion agreements from the sale of products developed or owned by other companies, such as the Company’s arrangement with Bristol-Myers Squibb Company (“Bristol-Myers”) to co-promote Dovonex, is recorded as “Other revenue”, which is included in “Total revenue.” Co-promotion revenue is based on a percentage of the co-promotion party’s net sales (as defined in the agreements) of the promoted product. There is no cost of goods sold associated with co-promotion revenue, and the selling and marketing expenses related to co-promotion revenue are included in selling, general and administrative expenses. Co-promotion revenue was $20,924 in the year ended December 31, 2005, $6,180 in the quarter ended December 31, 2004, and $7,800 and $0 in the fiscal years ended September 30, 2004 and 2003, respectively.

The Company establishes accruals for rebates, coupons, trade discounts, returns, value-added tax and similar taxes and fee for service arrangements with distributors in the same period that it recognizes the related sales.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

Accrued rebates include amounts due under Medicaid, managed care rebates and other commercial contractual rebates. The Company estimates accrued rebates based on a percentage of selling price determined from historical experience. Returns are accrued based on historical experience. These accruals reduce revenues and are included as a reduction of accounts receivable or as a component of accrued expenses. At December 31, 2005 and 2004 the accrued balances relative to these provisions included in accounts receivable were $27,269 and $24,679 (of which $23,662 and $20,777 relate to reserves for product returns), respectively. The accrued balances included in accrued liabilities were $9,924 and $7,927 as of December 31, 2005 and 2004, respectively.

Advertising and Promotional Costs

Costs associated with advertising and promotion of the Company’s products are expensed as incurred and are included in selling, general and administrative expenses. Advertising and promotion expenses totaled $41,053 in the year ended December 31, 2005, $8,710 in the quarter ended December 31, 2004, and $48,967 and $42,448 in the fiscal years ended September 30, 2004 and 2003, respectively.

Research and Development

Research and development costs are expensed as incurred. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval or when there is no alternative future use. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the respective intangible asset. Amounts capitalized for such payments are included in intangible assets, net of accumulated amortization.

Income Taxes

Income taxes are accounted for under SFAS No. 109 “Accounting for Income Taxes.” Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the Consolidated Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Litigation and Contingencies

The Company is subject to litigation and contingencies in the ordinary course of business. Additionally, the Company, in consultation with its counsel, assesses the need to record a liability for contingencies on a case by case basis in accordance with SFAS No. 5, “Accounting for Contingencies”. Accruals are recorded when the Company determines that a loss related to a matter is both probable and reasonably estimable, based on existing information. These accruals are adjusted periodically as assessment efforts progress or as additional information becomes available. In addition to the case-by-case contingencies, the Company self insures for liability not covered by product liability insurance based on an estimate of potential product liability claims. The Company develops such estimates in conjunction with its insurance providers and outside counsel.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and money market accounts with original maturities of three months or less.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

Inventories

Inventories are stated at the lower of cost of goods or market cost. Cost is determined based on a first-in, first-out basis and includes transportation and handling costs. In the case of manufactured products, cost includes material, labor and applicable manufacturing overhead. Provisions are made for obsolete, slow moving or defective items, where appropriate.

Product samples are stated at cost and are included in prepaid expense and other current assets.

Property, Plant and Equipment

Fixed assets are valued at acquisition cost plus any direct expenses of acquisition. Property, plant and equipment acquired in the Acquisition were recorded at their estimated fair values as of the Acquisition Date. Property, plant and equipment are depreciated over their estimated useful lives, principally using the straight-line method. Interest incurred as part of the cost of constructing fixed assets is capitalized and amortized over the life of the asset. No depreciation is charged on land. The Company utilizes licensed software as part of the operating environment. The costs of licensing and implementing enterprise resource planning software are capitalized up to the point of implementation and then amortized over the estimated useful life of the software in accordance with SOP 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.

The estimated useful lives used by the Company to calculate depreciation are (in years):

Buildings	20
Plant and machinery	10
Motor vehicles	4
Computer equipment and software	3 - 5
Furniture and fixtures	10

Intangible Assets and Goodwill

Net assets of companies acquired in purchase transactions are recorded at their fair value on the date of acquisition. As such, the historical cost basis of individual acquired assets and liabilities are adjusted to reflect their fair value. Identified intangibles, other than indefinite-lived intangible assets, are amortized on an accelerated or straight-line basis over the estimated useful life. This determination is made based on the specific asset and the timing of recoverability from future expected cash flows.

Goodwill represents the excess of acquisition costs over the fair value of the assets of businesses purchased. Goodwill is not amortized and is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment. This analysis is performed at the reporting unit level. The fair value of each reporting unit is compared with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired. If the carrying value of the reporting unit exceeds its fair value, then the implied fair value of the reporting unit’s goodwill as defined in SFAS No. 142, “Goodwill and Other Intangible Assets” is compared with the carrying amount of that goodwill. An impairment loss would be recorded if the carrying value of the reporting unit’s goodwill exceeds its implied fair value. The Company has one reporting unit and performed its annual impairment test in the fourth quarter of the year ended December 31, 2005.

Definite-lived intangible assets are evaluated for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. An impairment loss would be recognized if the carrying value of an intangible asset were not recoverable. The carrying amount of the intangible is

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the asset. The Company’s intangible assets consist of trademarks, patents and other intellectual property and are amortized on either a straight-line or accelerated basis over estimated useful lives not to exceed 15 years. As of December 31, 2005, the weighted average amortization period of intangible assets was approximately 6 years. In addition, the Company has valued a trademark with an indefinite life which is not amortized; however, the carrying value would be adjusted if it were determined that the fair value had declined.

During the quarter ended December 31, 2005, the market performance of two of the Company’s non-core products, Sarafem and Duricef, deteriorated triggering the need for impairment review of the recoverability of the associated intangible assets. The Company’s promotional efforts for Sarafem in the first half of 2005 were unsuccessful in arresting the decline of the brand, which faced new competitors in the PMDD segment and, we believe, lost prescriptions to generic fluoxetine. In 2005, the Company substantially reduced its promotion of Sarafem. Duricef encountered generic competition in 2005, an event that had been anticipated, but the erosion of prescriptions to the generic versions was more rapid than had been expected. Based on these events, the Company developed undiscounted cash flow forecasts for each of the products to evaluate the carrying value of the associated definite-lived intangible assets relative to their fair value. The Company estimated the fair value of the products using a discounted cash flow analysis. The fair value was compared to the carrying value and the differences were recorded as impairment charges for the quarter ended December 31, 2005 as follows:

Product (dollars in thousands)
Sarafem	$11,809
Duricef	27,067

Total	$38,876

Deferred Loan Costs

Expenses associated with the issuance of debt instruments are capitalized and are being amortized over the terms of the respective financing arrangement using the effective interest method over periods ranging from six to ten years. Amortization of these costs is included as a component of interest expense in the consolidated statements of operations and amounted to $10,364 in the year ended December 31, 2005. Deferred loan costs were $73,377 and $0 as of December 31, 2005 and December 31, 2004 and are included in other non-current assets in the consolidated balance sheet.

Stock Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, “Share Based Payment” (“SFAS 123R”). This Statement replaces SFAS No. 123, “Accounting for Stock Compensation,” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” In the first quarter of 2005, the Company adopted SFAS 123R which requires that new, modified and unvested share-based compensation arrangements with employees, such as stock options and restricted stock grants, be measured at fair value and recognized as compensation expense over the vesting periods. All options under the Predecessor’s plans were settled in cash (approximately $70,000) effective on the Acquisition Date. Options issued and restricted shares granted by the Successor are accounted for under SFAS 123R. The Company adopted SFAS 123R, effective January 1, 2005 using the modified prospective method of transition. As of the adoption date, the Company had no unvested awards. The expense recognized under SFAS 123R was $6,532 for the year ended December 31, 2005.

The Predecessor accounted for employee stock options under the intrinsic value method in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. Compensation

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

costs were generally not recorded in the Predecessor’s net earnings for fixed award stock options as all options granted had an exercise price equal to the market value of the underlying shares on the date of grant. Had compensation expense been determined and recorded based on the fair-value recognition provisions of SFAS 123R, net income of the Predecessor for the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003, would have been reduced to pro forma amounts shown below:

	Predecessor	Predecessor	Predecessor
	Pro Forma for the Quarter Ended December 31, 2004	Pro Forma for the Fiscal Year Ended September 30, 2004	Pro Forma for the Fiscal Year Ended September 30, 2003

	(Restated)
Net (loss) / income, as reported	$(29,088)	$151,688	$96,155

Add:
Stock-based compensation expense / (benefit) recognized in period, net of tax	1,970	1,165	(671)

Subtract:
Pro forma stock-based compensation expense, net of tax	(1,032)	(5,441)	(4,314)

Pro forma net (loss) / income	$(28,150)	$147,412	$91,170

The Predecessor determined SFAS 123R pro forma compensation cost by using the Black-Scholes option pricing model. Following are the weighted average per share fair values for options issued during the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003, and the related assumptions used in the calculation of compensation cost under SFAS 123R:

	Predecessor	Predecessor	Predecessor
	Quarter Ended December 31, 2004	Fiscal Year Ended September 30, 2004	Fiscal Year Ended September 30, 2003

Weighted average fair value per share on grant date	$6.54	$6.54	$10.93

Dividend yield	0.56%	0.56%	0.46%
Expected volatility	42.0%	42.0%	40.9%
Risk-free interest rate	2.70%	2.70%	3.10%
Expected term	4.65 years	4.65 years	4.65 years

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

Restatement

The Company has concluded that its consolidated financial statements for the quarter ended December 31, 2004 should be restated for an overstatement of the income tax provision of $15,000. During that quarter, the Company included an estimate in the income tax provision amounts for income taxes resulting from the taxable sale of assets between subsidiaries located in different tax jurisdictions. The taxes due in the transferor’s jurisdiction are more appropriately recorded as prepaid tax assets, deferring the tax consequences of this inter-company transaction over the remaining life of the transferred assets. A summary of the financial statement line items affected by the restatement on the Company’s consolidated balance sheet and consolidated statement of operations and comprehensive loss is presented below.

Consolidated Balance Sheet:

	Predecessor	Predecessor
(dollars in thousands)	December 31, 2004	December 31, 2004
	(As previously reported)	(As Restated)
Other non-current assets	$—	$15,000
Total assets	$1,439,243	$1,454,243
Shareholder’s equity	$1,089,087	$1,104,087

Consolidated Statement of Operations and Other Comprehensive Loss:

	Predecessor	Predecessor
(dollars in thousands)	For the Quarter Ended December 31, 2004	For the Quarter Ended December 31, 2004
	(As previously reported)	(As Restated)
Provision for income taxes	$26,558	$11,558
Loss from continuing operations	$(44,088)	$(29,088)
Net Loss	$(44,088)	$(29,088)
Comprehensive loss	$(42,660)	$(27,660)

There was no net impact on the Company’s consolidated statement of cash flows and no financial statement impact in periods subsequent to December 31, 2004.

Recent Accounting Pronouncements

SFAS No. 151, Inventory Costs (“SFAS 151”)—an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, amends and clarifies the accounting guidance for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as current period charges regardless of whether they meet the criterion of “abnormal” as mentioned in ARB No. 43, Chapter 4, Inventory Pricing. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not anticipate that the adoption of this Statement will have a material impact on its financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 changes the requirements related to accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle and changes required by a new accounting pronouncement in the unusual instance that the

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle versus the previous guidance, which allowed the recording of the impact of an accounting change in the current period’s net income as a cumulative effect adjustment. The Statement is effective for the Company beginning January 1, 2006. The Company does not anticipate that SFAS 154 will have a material impact on the results of operations or financial position of the Company.

3.	Acquisitions and Divestitures

Year Ended December 31, 2005

The Acquisition

On October 27, 2004, a company formed by affiliates of Bain Capital Partners LLC, DLJ Merchant Banking III, Inc., J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P. (collectively the “Sponsors”) reached an agreement on the terms of a recommended acquisition of Warner Chilcott PLC. The Acquisition became effective on January 5, 2005 and, following a series of transactions, the Company acquired 100% of the share capital of Warner Chilcott PLC. Warner Chilcott PLC’s shareholders received 862 pence sterling (USD$16.17) in cash for each ordinary share, valuing the aggregate share capital at $3,014.4 million at the settlement date exchange rate of 1.8763 USD/GBP.

To complete the Acquisition, the Sponsors, indirectly, funded equity contributions to the Company’s corporate parent, Warner Chilcott Holdings Company II, Limited, the proceeds of which were used to purchase 13,939,011 Ordinary Shares from the Company representing 100% of the Company’s share capital for $1,283.0 million. In addition, the Company and its subsidiaries borrowed an aggregate $2,020.0 million to fund the Acquisition. See Note 9 for a description of the Company’s indebtedness.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

3.	Acquisitions and Divestitures (Continued)

The Acquisition was accounted for as a purchase in accordance with SFAS No. 141, “Business Combinations.” The total purchase price, including direct costs of acquisition of approximately $3,152.1 million, was allocated to the acquired assets and liabilities based on their estimated fair values at the Acquisition Date. These allocations were determined by management taking into consideration valuation reports prepared for the Company by a third party appraisal firm as well as management’s assumptions related to the future cash flows expected to be generated from the assets. The excess of the purchase price over the underlying assets acquired and liabilities assumed was allocated to goodwill, which is not deductible for tax purposes. The following table summarizes the estimated values of the assets acquired and liabilities (in thousands) assumed on January 5, 2005.

Cash	$229,565
Accounts receivable, net	37,351
Inventory, net	45,125
Prepaid expense and other current assets	8,764
Purchased in-process research and development	280,700
Property, plant and equipment	31,708
Intangible assets, definite-lived	1,733,395
Intangible assets, indefinite-lived	30,000

Total assets acquired	$2,396,608

Accounts payable and accrued expenses	$141,556
Long-term debt	195,000
Other non-current liabilities	2,744
Current and deferred income taxes	165,965

Total liabilities assumed	$505,265

Fair value of net assets acquired	$1,891,343

Goodwill resulting from acquisition	$1,260,777

Approximately $280,700 of the purchase price represents the estimated fair value of product development projects that, as of the acquisition date, were not approved by the U.S. Food and Drug Administration (“FDA”) for promotion and sale in the United States and had no alternative future use (in-process research and development or “IPR&D”). Accordingly, this amount was immediately expensed and is included in the Company’s consolidated statement of operations for the year ended December 31, 2005. The estimated fair value of the acquired IPR&D is comprised of the following projects:

(dollars in thousands)	Value of Acquired IPR&D
WC 2060 (oral contraceptive)	$182,700
Loestrin 24 Fe (oral contraceptive)	30,000
Taclonex (combination product for psoriasis)	68,000

Total	$280,700

The estimated fair value of these projects was determined based on the use of a discounted cash flow model using a discount rate of 13.0%. For each project, the estimated after-tax cash flows were probability weighted to take into account the stage of completion and the risks surrounding the successful development, obtaining FDA approval and commercialization.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

3.	Acquisitions and Divestitures (Continued)

The product development projects, which were in various stages of development at the time of the acquisition, are expected to reach completion at a date ranging from 2006 through 2008. The major risks and uncertainties associated with the timely and successful completion of these projects consists of the ability to confirm the safety and efficacy of the products based on data from clinical trials and obtaining necessary regulatory approvals.

The following unaudited pro forma operating data presents the results of operations for the Predecessor for the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003, as if the Acquisition had occurred on the first day of the respective periods, assuming that the financing described above was used to complete the Acquisition and was outstanding throughout the period, and assuming that there were no other changes in our operations. The pro forma results are not necessarily indicative of the financial results that would have occurred had the transaction actually taken place on the first day of the respective periods, or of future results of operations:

	Predecessor
	Pro Forma for the Quarter Ended December 31, 2004	Pro Forma for the Fiscal Year Ended September 30, 2004	Pro Forma for the Fiscal Year Ended September 30, 2003

	(dollars in thousands)
Revenue	$136,893	$490,248	$365,164
Interest expense, net	$(31,794)	$(127,178)	$(126,976)
Net loss from continuing operations	$(74,736)	$(396,964)	$(453,651)
Net loss	$(74,736)	$(388,253)	$(443,786)

Included in the pro forma amounts for the periods shown above are (i) the net interest expense that would have been incurred based on the debt incurred to complete the Acquisition, including amortization of deferred financing fees, (ii) increased amortization of intangible assets based on the increased carrying value of the Company’s assets following the application of purchase accounting, (iii) lower income for the twelve-month periods due to the $22,381 write-up of acquired inventory to fair value being recognized in cost of sales, (iv) a write-off of $280,700 of purchased in-process research and development recognized in the twelve-month periods, (v) $30,282 of foreign exchange costs incurred to hedge the Acquisition price and recognized as expense in the twelve-month periods, (vi) $13,412 of incremental expenses directly related to the closing of the transaction, and (vii) management fees of $1,250 per quarter reflecting management fees payable to the Sponsors under a management agreement entered into in connection with the Acquisition.

Year Ended September 30, 2004

Pursuant to an option and license agreement dated March 24, 2004 between Barr Laboratories, Inc. (“Barr”) and the Company, Barr granted the Company an option to acquire a license to sell the products in the United States under Barr’s abbreviated new drug application (an “ANDA”) referencing the Company’s Ovcon 35 product. The License Agreement provided that if the Company exercised the option, it would make a $19,000 payment to Barr. The Company exercised the option on May 7, 2004. The license is fully paid and exclusive for the first five years. At the end of the five year term, the license may be extended on a non-exclusive basis for an additional five year period. Pursuant to a finished product supply agreement dated March 24, 2004, Barr agreed to provide all of the Company’s requirements for finished product throughout the term of the License Agreement.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

3.	Acquisitions and Divestitures (Continued)

On May 3, 2004, the Company entered into a purchase and sale agreement with Pfizer, Inc. (“Pfizer”) for the purchase of certain assets and the assumption of certain liabilities of the Pfizer manufacturing plant located in Fajardo, Puerto Rico for a cash consideration of $4,000. The purchased assets consisted of, among other things, the manufacturing plant and all other assets owned by Pfizer used solely in connection with the Fajardo facility. Pursuant to a transitional services agreement, Pfizer agreed to provide services to the Company at agreed prices and for a certain period of time to assist in an orderly transfer of the Fajardo facility. In addition, under a transitional supply agreement, the Company agreed to manufacture certain products for Pfizer for approximately two years at an agreed manufacturing cost.

Year Ended September 30, 2003

In January 2003, the Company acquired the U.S. sales and marketing rights to Sarafem from Eli Lilly and Company (“Lilly”) for a cash consideration of approximately $295,000. Sarafem is a treatment for PMDD, a severe form of premenstrual syndrome. The Company entered into a three-year supply agreement with Lilly in relation to this product with no option to renew. In January 2004, the Company paid an additional $10,000 to Lilly, to exercise an option to make the license of the U.S. rights exclusive.

In March 2003, the Company acquired two oral contraceptives, Estrostep and Loestrin, from Pfizer for an initial cash consideration of approximately $197,000. Further contingent cash consideration of up to a maximum of $55,400 will become payable to Pfizer in the event that Estrostep retains market exclusivity during the life of its patent. The products were manufactured at Pfizer’s manufacturing facility in Fajardo, Puerto Rico. Warner Chilcott’s purchase agreement included a right of first negotiation for a period of 90 days following an offer by Pfizer to sell the Fajardo facility within five years of the closing of the transaction. Warner Chilcott also entered into a transitional supply agreement with Pfizer in relation to these products, which would terminate upon the earlier of five years following the date of the agreement and four years from the expiration of a 90-day exclusive negotiation period following Pfizer’s offer to sell the Fajardo facility to the Company. Pfizer completed the sale of the Fajardo facility to the Company in May 2004 and the transitional supply agreement terminated upon the completion of the sale. The Company acquired all of the intangible assets associated with the products including the patents, trademarks, regulatory files, manufacturing know-how and other intellectual property.

In April 2003, the Company entered into a major strategic alliance in dermatology, including a co-promotion agreement for Dovonex, with Bristol-Myers and a development agreement for Dovobet with LEO Pharma A/S (“LEO Pharma”). Dovonex is a leading non-steroidal product for the treatment of psoriasis. Under the co-promotion agreement, the Company agreed to promote Dovonex for Bristol-Myers, the current exclusive licensee of Dovonex, in the United States. The term of the co-promotion agreement ends December 31, 2007. The Company was compensated by Bristol-Myers for achieving sales of Dovonex above agreed levels. The Company exercised its option to purchase Bristol-Myers’ U.S. rights to Dovonex in January 2006 for a purchase price of $200,000 plus a royalty of 5% on net sales of Dovonex until the end of 2007.

In April 2003, the Company acquired the continuous estrogen-progestogen therapy product, femhrt, from Pfizer for an initial cash consideration of approximately $162,000. Further contingent cash consideration of up to a maximum of $69,600 will become payable to Pfizer in the event that femhrt retains market exclusivity during the life of its patent. Barr manufactures and packages femhrt under a supply agreement with Pfizer which has been assigned to the Company. This agreement continues until September 24, 2007 and provides for two additional one-year renewal terms. The Company acquired all of the intangible assets associated with the product including the patents, trademarks, regulatory files, manufacturing know-how and other intellectual property.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

3.	Acquisitions and Divestitures (Continued)

Divestitures—included as continuing operations

Certain divested Loestrin products are included as continuing operations in the financial statements of the Predecessor since the Company continued to derive revenue and cash flows related to Loestrin under the agreement to supply the product to Duramed Pharmaceuticals, Inc. (“Duramed”) as described below.

On March 24, 2004 the Company granted an exclusive license to Duramed, a wholly-owned subsidiary of Barr, to market and sell specific Loestrin products in the United States and Canada. The Company received a license fee of $45,000. The license has an initial term of 15 years and is automatically renewable for successive periods of five years, unless terminated sooner pursuant to the terms of the agreement. Under a finished product supply agreement dated March 24, 2004, the Company agreed to supply Duramed with Loestrin products until April 1, 2008. No gain or loss was recognized on the sale of the Loestrin rights since the $45,000 was equivalent to the carrying value of the Loestrin assets. Loestrin generated revenues of $26,256 and $38,563 in the fiscal years ended September 30, 2004 and 2003, respectively, from sales of Loestrin finished product under the supply agreement with Duramed.

Divestitures—included as discontinued operations

On April 28, 2004, the Company sold the companies, businesses and assets that formerly constituted the Company’s U.K. pharmaceutical product sales and marketing business to Galen Limited (formerly Nelag Limited). Consideration received from the sale was $71,800 (£40,400). The Company’s U.K. pharmaceutical product sales and marketing business generated revenue of approximately $54,900 in the fiscal year ended September 30, 2003.

On May 10, 2004, the Company disposed of its U.K sterile solutions business, (the “IVEX Business”), for a total cash consideration of $4,500 (£2,500) plus working capital, to Gambro BCT. The IVEX Business had revenue of $12,200 in the fiscal year ended September 30, 2003.

In December 2003, the Company sold the manufacturing facility of its Pharmaceutical Development and Manufacturing Services (“PDMS”) business, which formed part of the Company’s contract manufacturing business, to a company controlled by Dr. Allen McClay, the founder, former President and Director of the Predecessor. As part of the agreement, the acquiring company entered into a supply agreement with the Company to manufacture, supply and distribute a number of the Company’s products for the U.K. and Irish markets. The Company received a cash consideration of $36,000 (£20,000) for the sale of this facility.

4.	Derivatives and Fair Value of Financial Instruments

Derivative Financial Instruments

Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the balance sheet with changes in the fair value of the derivatives recognized in either net income or comprehensive (loss) income, depending on the timing and designated purpose of the derivative.

The Company entered into a foreign currency hedge that was utilized for the payments due in British pounds to the selling stockholders to complete the Acquisition. These derivative transactions were settled on the Acquisition closing date and the resulting loss of $30,282 is included in ‘Transaction costs’ in the consolidated statement of operations for the year ended December 31, 2005.

Effective May 3, 2005, the Company entered into interest rate swap contracts covering $450,000 notional principal amount of its variable rate debt. The Company was required under the terms of its Senior Secured

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

4.	Derivatives and Fair Value of Financial Instruments (Continued)

Credit Facility to fix or otherwise limit its interest costs on at least 50% of its funded indebtedness. By entering into these swap contracts, the Company satisfied this requirement. The Company entered into the interest rate swaps specifically to hedge a portion of the Company’s exposure to potentially adverse movements in variable interest rates. The swaps are accounted for in accordance with SFAS Nos. 133, 138, and 149.

The terms of the swaps are shown in the following table:

Notional Principal Amount	Maturity Date	Receive Variable Rate	Pay Fixed Rate
$ 50,000	Nov-03-06	90 day LIBOR	3.90%
$200,000	May-03-07	90 day LIBOR	3.965%
$200,000	May-03-08	90 day LIBOR	4.132%

The interest rate swaps effectively convert a portion of the Company’s variable rate debt to fixed rates. For the year ended December 31, 2005, a gain of $5,157 related to these derivative instruments designated as cash flow hedges was recorded in other comprehensive income (net of tax) with an offsetting amount included in other non-current assets.

Other Financial Instruments

The carrying amounts reported in the consolidated balance sheets at December 31, 2005 and 2004 for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt, other than the senior subordinated notes, approximates fair value because a significant portion of the underlying debt is at variable rates and reprices frequently. The fair value of the senior subordinated notes ($ 552,000), which are not yet publicly traded, has been calculated based on comparable market yields on December 31, 2005.

5.	Inventories

Inventories consists of the following:

	Successor	Predecessor
(dollars in thousands)	As of December 31, 2005	As of December 31, 2004
Finished goods	$13,490	$8,410
Raw materials	17,908	18,210

	$31,398	$26,620

Amounts above are net of $4,741 and $6,919 related to inventory obsolescence reserves at December 31, 2005 and 2004, respectively. Product samples are stated at cost ($4,608 and $5,759 as of December 31, 2005 and 2004, respectively) and are included in prepaid expense and other current assets.

6.	Goodwill and Intangible Assets

In connection with the Acquisition, the Company recognized goodwill as the excess cost of the acquired entity over the net amounts assigned for all assets, including intangible assets and liabilities assumed. The Company’s goodwill and a trademark have been deemed to have indefinite lives and are not amortized. Our licensing agreements and certain trademarks that have finite lives are being amortized on either a straight-line or accelerated basis over their useful lives not to exceed 15 years (weighted average amortization period is approximately six years). Goodwill recognized in connection with the acquisition is $1,260,777 as of December 31, 2005.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

6.	Goodwill and Intangible Assets (Continued)

Components of the Company’s intangible assets at December 31, 2005 are:

(dollars in thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Definite-lived intangible assets:
Product specific assets	$1,762,196	$272,349	$1,489,847
Indefinite-lived intangible assets:
Trademark	30,000	—	30,000

Total intangible assets	$1,792,196	$272,349	$1,519,847

The indefinite-lived intangible asset is the Warner Chilcott trademark, which is expected to contribute to cash flows indefinitely. The trademark has been in existence for many years and there is no foreseeable limit on the period of time over which it is expected to contribute cash flows. Aggregate amortization expense related to intangible assets, including $38,876 related to the impairment (see Note 2), was $272,349 for the year ended December 31, 2005. Estimated amortization expense (in thousands) for the next five fiscal years beginning with calendar year 2006 is:

Amortization
2006	$192,000
2007	179,300
2008	163,500
2009	138,500
2010	132,100

7.	Property, Plant and Equipment

Property, plant and equipment consists of the following:

	Successor	Predecessor
(dollars in thousands)	As of December 31, 2005	As of December 31, 2004
Land and buildings	$18,039	$22,727
Plant and machinery	11,481	13,253
Motor vehicles	66	478
Computer equipment and software	4,740	—
Furniture and fixtures	1,284	7,583
Construction in Process	4,589	—

	40,199	44,041
Less accumulated depreciation	3,097	10,219

	$37,102	$33,822

Depreciation expense was $3,097 in the year ended December 31, 2005, $1,019 in the quarter ended December 31, 2004, and $2,083 and $1,491 in the fiscal years ended September 30, 2004 and 2003, respectively.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

8.	Accrued Expenses

Accrued expenses consist of the following:

	Successor	Predecessor
(dollars in thousands)	As of December 31, 2005	As of December 31, 2004
Transaction related costs	$—	$39,952
Payroll, commissions, and employee costs	14,973	15,244
Medicaid rebate accrual	8,631	7,079
Interest payable	27,395	464
Contingent liabilities	38,465	27,095
Provision for loss contracts	6,815	4,315
Advertising and promotion	3,545	5,548
Other	14,230	15,989

	$114,054	$115,686

9.	Indebtedness

Predecessor Indebtedness

All indebtedness of the Predecessor outstanding on the Acquisition Date was repaid and retired on January 18, 2005 from the net proceeds of the Acquisition financings. No gain or loss was recognized on the extinguishment of the $195,000 of Predecessor indebtedness.

Senior Secured Credit Facility

On January 18, 2005, the Company entered into a $1,790,000 senior secured credit facility with Credit Suisse First Boston as administrative agent and other lenders (the “Senior Secured Credit Facility”). The Senior Secured Credit Facility consists of a $150,000 revolving credit facility, a $1,400,000 single-draw term loan facility and a $240,000 delayed-draw term loan facility. The Company borrowed an aggregate $1,420,000 with the proceeds, net of issuance expenses of approximately $55,430, used to fund a portion of the Acquisition of Warner Chilcott PLC by the Company (see Note 3). The $240,000 delayed-draw term loans facility was used to fund the Company’s January 2006 acquisition of the U.S. rights to the prescription pharmaceutical product Dovonex from Bristol-Myers for $200,000 and a $40,000 final milestone payment due to LEO Pharma upon FDA approval of Taclonex, a topical ointment containing betamethasone dipropionate and calcipotriene (see Note 22. Subsequent Events). During 2005, the Company borrowed an aggregate $101,708 under its’ revolving credit facility for various working capital purposes. As of December 31, 2005, there were no borrowings outstanding under the revolving credit facility.

Borrowers under the Senior Secured Credit Facility include the Company (Warner Chilcott Holdings Company III, Limited), Warner Chilcott Corporation, and the Company’s Puerto Rico operating subsidiary (Warner Chilcott Company, Inc.). The Senior Secured Credit Facility is guaranteed and cross-guaranteed by the Company’s significant subsidiaries.

The Senior Secured Credit Facility contains a financial covenant that requires that the Company’s ratio of total indebtedness to EBITDA (both as defined in the Senior Secured Credit Facility) not to exceed certain levels. The Senior Secured Credit Facility also contains a financial covenant that requires the Company to maintain a minimum ratio of EBITDA to interest expense (as defined in the Senior Secured Credit Facility) and other covenants that, among other things, limit the Company’s ability to incur additional indebtedness, pay dividends,

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

9.	Indebtedness (Continued)

incur liens, prepay subordinated debt, make loans and investments, merge or consolidate, sell assets, change its business or amend the terms of the Company’s subordinated debt.

The term loan and delayed-draw term loan facilities mature on January 18, 2012, with scheduled quarterly repayments that began on June 30, 2005 (totaling $14,000 annually). The revolving credit facility matures January 18, 2011. The Company is also required to make mandatory prepayments of term loans in amounts equal to 100% of net asset sale proceeds, 100% of net proceeds from issuance of debt and 50% (with reductions based on leverage) of excess cash flow. Optional prepayments may be made at any time without premium or penalty.

The interest rates on borrowings under the revolving credit facility accrue, at the Company’s option, at LIBOR plus 2.50% or Adjusted Base Rate (“ABR”) plus 1.50%. The Company also pays a commitment fee initially set at 0.5% of the unused portion of the revolving credit facility ($ 150,000 unused as of December 31, 2005). The interest rate spreads for revolving credit loans and the revolving credit commitment fee are subject to downward adjustment conditioned upon reductions in the Company’s leverage ratio.

Interest on term borrowings, including any future borrowings under the delayed-draw facility, accrue at the Company’s option, at LIBOR plus 2.75% or ABR plus 1.75%. The Company also pays a commitment fee of 1.375% of the unused portion of the delayed draw term loan facility ($240,000 of which was unused as of December 31, 2005).

Senior Subordinated Notes

On January 18, 2005, Warner Chilcott Corporation, the Company’s wholly-owned U.S. subsidiary, issued $600,000 principal amount of 8 3/4% senior subordinated notes due 2015 (the “Notes”). The Notes are guaranteed on a senior subordinated basis by Warner Chilcott Holdings Company III, Limited (the Company), Warner Chilcott Intermediate (Luxembourg) S.a.r.l., the U.S. operating subsidiary (Warner Chilcott (US), Inc.) and the Puerto Rican operating subsidiary (Warner Chilcott Company, Inc.). Interest payments on the Notes are due semi-annually in arrears on each February 1 and August 1 beginning August 1, 2005. Proceeds from the issuance of the Notes, net of issuance expenses, were $572,768 and were used to fund a portion of the Acquisition of Warner Chilcott PLC by the Company (see Note 3). The note issuance costs are being amortized to interest expense over the ten-year term of the Notes using the effective interest method. The Notes are unsecured senior subordinated obligations and rank junior to all existing and future senior indebtedness, including indebtedness under the Company’s senior secured credit facility.

All or some of the Notes may be redeemed at any time prior to February 1, 2010 at a redemption price equal to par plus a “make-whole” premium. On or after February 1, 2010, the Company may redeem all or some of the Notes at redemption prices declining from 104.38% of the principal amount to 100.00% on or after February 1, 2013. In addition, the Company may at any time prior to February 1, 2008 redeem up to 35.00% of the aggregate principal amount of the Notes with the net cash proceeds of one or more equity offerings at the Company’s option at a redemption price of 108.75% of the principal amount. If the Company were to undergo a change of control, each Note holder would have the right to require the Company to repurchase the Notes at a purchase price equal to 101.00% of the principal amount. The Note indenture contains restrictive covenants that, among other things, limit the Company’s ability to incur or guarantee additional debt, as well as pay dividends or distributions on, or redeem or repurchase, capital stock. In addition, the Company agreed to register the Notes by filing an S-4 registration statement with the SEC and having the registration statement declared effective on or before December 14, 2005. The Company was unable to complete the registration process and, as of December 15, 2005, the interest rate on the Notes was increased by 0.25%. The interest rate will continue to increase by 0.25% every 90 days after December 14, 2005, up to a maximum of 1.00%, until such time as the S-4 registering the Notes is declared effective.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

9.	Indebtedness (Continued)

As of December 31, 2005, the Company’s funded debt included the following:

(dollars in thousands)	Current Portion as of December 31, 2005	Long-Term Portion as of December 31, 2005	Total Outstanding as of December 31, 2005
Revolving credit loan	$—	$—	$—
Term loans	14,000	1,375,500	1,389,500
Deferred draw term loans	—	—	—
Senior Subordinated Notes	—	600,000	600,000

Total	$14,000	$1,975,500	$1,989,500

Remaining mandatory repayments of long-term debt in each of the five years ended December 31, 2006 through 2010 and thereafter are as follows:

Year Ending December 31,	Aggregate Maturities
2006	$14,000
2007	14,000
2008	14,000
2009	14,000
2010	14,000
Thereafter	1,919,500

Total long-term debt	$1,989,500

10.	Stock Based Compensation Plans

The Company adopted the provisions of SFAS 123R effective with the commencement of operations on the Acquisition Date. All share-based payments to employees, including grants of employee stock options and restricted shares are measured at fair value on the date of grant and recognized in the statement of operations as compensation expense over their vesting periods. For purposes of computing the amounts of share-based compensation expensed in any period, the Company treats option or share grants that time-vest as serial grants with separate vesting dates. This treatment results in accelerated recognition of share-based compensation expense. Total compensation expense recognized under all plans for the year ended December 31, 2005 was $6,532 and the related tax benefit was $2,470. Unrecognized future compensation expense was $3,624 at December 31, 2005 with a remaining weighted average expense period of 2.4 years.

Certain members of the Company’s management team participate in the 2005 Equity Incentive Plans of Warner Chilcott Holdings Company II, Limited, a Bermuda company (the Company’s “immediate parent”) and Warner Chilcott Holdings Company, Limited, a Bermuda company (the Company’s “ultimate parent”). Under these Plans, participants are granted equity interests in the Company’s immediate parent and ultimate parent. The Company records compensation expense in respect of these Plans in amounts equal to the amounts computed by the parent companies under SFAS 123R. The Plans have three components: (A) Equity Strip Grants, (B) Restricted Class A Common Share Grants and (C) Non-Qualified Stock Options.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

10.	Stock Based Compensation Plans (Continued)

(A) Equity Strip Grants

On March 28, 2005, Plan participants were granted strips of equity securities including Class L Common Shares of the Company’s ultimate parent, Class A Common Shares of the Company’s ultimate parent and Preferred Shares of the Company’s immediate parent (the “Strip Grants”). The Strip Grants will vest on January 18, 2006. The aggregate fair value of the Strip Grants ($5,206) was determined by reference to the value paid by other investors for strips of identical equity interests in the immediate and ultimate parent companies. Vesting of the Strip Grants is probable based on the strong economic incentives for the grantees to remain with the Company through the vesting date. The fair value of the Strip Grants will be amortized to expense ratably over the vesting period. Compensation expense for the Strip Grants in the year ended December 31, 2005 was $4,931.

	Class A Common		Class L Common		Preferred Stock		Strip
(in thousands except per share amounts)	Shares Granted	Fair Value on Grant Date	Shares Granted	Fair Value on Grant Date	Shares Granted	Fair Value on Grant Date	Aggregate Fair Value on Grant Date
Balance January 1, 2005	—	—	—	—	—	—	—
Granted shares	357.1	$1.00	43.1	$74.52	1.6	$1,000.00	$5,206
Forfeited shares	—	—	—	—	—	—	—

Balance December 31, 2005	357.1	$1.00	43.1	$74.52	1.6	$1,000.00	$5,206

Vested at December 31, 2005	—	—	—	—	—	—	$—

(B) Restricted Class A Common Share Grants

During 2005, Plan participants were granted 4,927 Restricted Class A Common Shares of the Company’s ultimate parent. The fair value of these shares on the grant dates determined by the Company taking into consideration an independent valuation report was $1.00 per share. The restricted shares vest based on three criteria:

Time Vesting restricted shares. One-third of the restricted share grants (1,643 shares valued at $1,643) vest 25% per year for four years on the anniversary of the grant dates. If a grantee’s employment with the Company is terminated in the first year for cause or the grantee leaves other than for good reason, the shares are forfeited. Thereafter, if the grantee leaves the Company for any reason or is terminated, the Company has the right, but not the obligation, to purchase any unvested shares for the lower of $1.00 per share or then current fair market value. If the Company does not exercise this option the unvested shares become vested. The fair value of the time vesting restricted share grants is recognized as expense on an accelerated basis. Compensation expense for the time vesting restricted shares in the year ended December 31, 2005 was $636.

Performance Vesting restricted shares. One-third of the restricted share grants (1,642 shares valued at $1,642) vest up to 25% per year for each of calendar year based on the Company’s reported operating profit (as defined) in relation to targets and floors specified in the Plan. The Company has the option to purchase shares that remain unvested after four years at the lower of $1.00 per share or then current fair market value. If the Company does not exercise this option, the unvested shares become vested. The fair value of the shares is recognized as expense on an accelerated basis based on the expected vesting amounts and dates. Compensation expense for the performance vesting restricted shares in the year ended December 31, 2005 was $779.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

10.	Stock Based Compensation Plans (Continued)

Return of Capital (“ROC”) Vesting restricted shares. One-third of the restricted share grants (1,642 shares valued at $1,642) vest based upon certain investors in the Company’s immediate and ultimate parent receiving consideration in respect of their investments in those entities aggregating more than 250% of their investment amounts. The Company believes it is probable that the all of the return of capital thresholds will be reached by March 31, 2012 (seven years from the grant date). Accordingly, the fair value of the ROC shares will be amortized to expense over the seven years beginning March 28, 2005. Compensation expense for the ROC vesting restricted shares in the year ended December 31, 2005 was $186.

	Class A Common
(in thousands except per share amounts)	Shares Granted	Fair Value on Grant Date	Aggregate Grant Date Fair Value
Balance January 1, 2005	—	—	—
Granted shares	4,927.3	$1.00	$4,927

Forfeited shares	—	—	—

Balance December 31, 2005	4,927.3	$1.00	$4,927

Vested at December 31, 2005	—	—	—

(C) Non-Qualified Stock Options

On March 28, 2005 and April 1, 2005, the Company’s ultimate parent granted options to purchase an aggregate 1,917,720 of its Class A Common Shares at an exercise price of $22.98 per share (as compared with the $1.00 per share FMV on the grant date, determined by the Company taking into consideration an independent valuation report). The options vest 25% on each of the first four anniversaries of the grant date. The options have a term of 10 years from the date of grant.

In establishing the value of the options on the grant date the Company assumed that the ultimate parent company’s shares, although not publicly traded, share the same volatility as a defined group of comparable companies. The expected holding period for these options is longer than would be expected for options with exercise prices equal to the fair market value per share on the date of grant. The Company assumed that the options would be exercised, on average, in six years. Using the Black-Scholes valuation model, the fair value of the options on the vesting date was $0.0098 per share or $19 in the aggregate using the assumptions shown below:

Dividend yield	None
Expected volatility	48.00%
Risk-free interest rate	4.10%
Expected term (years)	6.00

The fair value of the options is recognized as expense over the four-year vesting period on an accelerated basis.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

10.	Stock Based Compensation Plans (Continued)

A summary of stock option activity is presented below:

(in thousands except per share amounts)	Class A Shares Subject to Options	Range of Exercise Price Per Share	Weighted Average Price Per Share
Balance January 1, 2005	—	—	—
Granted shares	1,918	$22.98	$22.98
Forfeited shares	—	—	—
Expired	—	—	—
Exercise	—	—	—

Balance December 31, 2005	1,918	$22.98	$22.98

Exercisable at December 31, 2005	—	—	—

11.	Shareholder’s Equity

The Company has one class of shares, Ordinary Shares, par value $0.01 per share, with 16,000,000 shares authorized and 13,939,011 shares issued and outstanding as of December 31, 2005. The Company is a wholly-owned subsidiary of Warner Chilcott Holdings Company II, Limited, which, in turn, is a subsidiary of Warner Chilcott Holdings Company, Limited.

12.	Commitments and Contingencies

The Company has contingent purchase price obligations in connection with two product acquisitions, which are contingent on the products maintaining market exclusivity through the expiration dates of certain patents. Payments related to these two products totaled $28,800 for the year-ended December 31, 2005. Assuming that the products maintain market exclusivity for the remaining duration of the patents, the Company would make payments of:

Year
2006	$28,800
2007	24,000
2008	11,600
2009	11,600
2010	2,900

Total	$78,900

The Company has non-cancelable commitments under minimum purchase requirements with suppliers which aggregate to $51,277. The Company also has outstanding non-cancelable purchase commitments for raw materials with eight suppliers, which aggregate $30,317. The Company’s aggregate remaining purchase commitments for the next five years as of December 31, 2005 are approximately:

Year
2006	$44,096
2007	13,464
2008	12,517
2009	11,517
2010	—

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

12.	Commitments and Contingencies (Continued)

Dovonex and Taclonex Transactions

In April 2003, the Predecessor entered into a major strategic alliance in dermatology with LEO Pharma, the developer of Dovonex and Taclonex (and owner of the patents covering these products), and Bristol-Myers, the then exclusive licensee of Dovonex in the United States.

Dovonex is the leading non-steroidal topical treatment for psoriasis. Under the Company’s co-promotion agreement with Bristol-Myers, it was obligated to promote Dovonex until December 31, 2007. The Company was compensated by Bristol-Myers for achieving sales of Dovonex above agreed levels. The Company has agreed to acquire Bristol-Myers’ rights to Dovonex on January 1, 2006 for a purchase price of $200,000 plus a 5% royalty on net sales of Dovonex through 2007. The Company intends to fund the payment of the purchase price by borrowing $200,000 under a delayed-draw term loan facility under the Senior Secured Credit Facility. On January 1, 2006, the license and supply agreement with LEO Pharma for Dovonex will become effective and the Company’s co-promotion agreement with Bristol-Myers will be terminated. Under the LEO Pharma license and supply agreement, the Company will pay LEO Pharma a supply fee for Dovonex equal to 20% of net sales and a royalty equal to 10% of net sales (each as calculated under the terms of the agreement). The royalty will be reduced to 5% if a generic equivalent is introduced.

Taclonex is a combination therapy psoriasis treatment that combines calcipotriene, the active ingredient in Dovonex, with the corticosteroid betamethasone dipropionate in a single topical treatment. Under the Company’s agreements with LEO Pharma for Dovonex and Taclonex, the Company paid LEO Pharma $2,000 in December 2001, an additional $10,000 in April 2003 and a final milestone payment of $40,000 on February 6, 2006. As of September 14, 2005, the Company became the exclusive licensee of Taclonex in the United States, subject to the terms of a license and supply agreement entered into with LEO Pharma in September 2005. Under the terms of this license and supply agreement, the Company will pay LEO Pharma a supply fee for Taclonex ranging from 20% to 25% of net sales and royalties ranging from 10% to 15% of net sales (each as calculated under the terms of the agreement).

LEO Pharma also agreed to expand the scope of the Company’s Dovonex and Taclonex licenses to include exclusive U.S. sales and marketing rights to all of LEO Pharma’s product improvements, new and enhanced dosage forms and new products that contain calcipotriene or a combination of calcipotriene and a steroid until 2020. LEO Pharma has also granted the Company a right of first refusal and last offer for U.S. sales and marketing rights to all dermatology products developed by LEO Pharma through 2010. In connection with the expanded agreements, the Company paid LEO Pharma an aggregate $37,000 during the year ended December 31, 2005. The Company may make additional payments under the agreements upon the achievement of various development milestones relating to certain identified products and product improvements. These payments could aggregate up to $150,000. In addition, we have agreed to pay a supply fee and royalties to LEO Pharma on the net sales of those products. The Company may also agree to make additional payments for products that have not been identified or that are covered under the right of first refusal and last offer.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

13.	Income Taxes

Warner Chilcott operates in five primary tax jurisdictions, the United Kingdom, the United States, the Republic of Ireland, Bermuda and Puerto Rico. The following table shows the principal reasons for the difference between the effective tax rate and the U.S. or U.K. statutory income tax rate as applicable:

	Successor	Predecessor
	Year Ended December 31, 2005	Quarter Ended December 31, 2004	Fiscal Year Ended September 30,
			2004	2003
		(Restated)
U.S./U.K. statutory rate	35%	30%	30%	30%

(Loss) / income before taxes	$(538,235)	$(17,530)	$202,367	$127,670

Income tax (benefit) / provision at U.S. / U.K. statutory rate	$(188,382)	$(5,259)	$60,710	$38,301
Non-deductible expenses:
Non cash compensation	1,067	—	162	149
In-process research and development	98,245	—	—	—
Transaction costs	641	15,292	—	—
Meals and entertainment & other	2,646	264	4,541	4,532
Effect of foreign tax rates, net	61,690	892	(8,087)	(4,042)
U.S. state and local taxes	1,250	—	—	—
Valuation allowance	10,599	—	4,827	3,385
Other differences, net	(878)	369	(2,763)	(945)

(Benefit) / provision for income taxes	$(13,122)	$11,558	$59,390	$41,380

Effective income tax rate	(2.4)%	65.9%	29.4%	32.4%

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

13.	Income Taxes (Continued)

The U.K., the Republic of Ireland, Puerto Rico, Bermuda and U.S. components of (loss) income before taxes and the (benefit) provision for income taxes are presented in the table below:

	Successor	Predecessor
	Year Ended December 31, 2005	Quarter Ended December 31, 2004	Fiscal Year Ended September 30,
			2004	2003
		(Restated)
(Loss) / income before taxes:
United Kingdom	$(30,258)	$(50,724)	$738	$(4,961)
Republic of Ireland	10,394	20,920	87,114	69,337
United States	(49,817)	15,709	101,181	63,294
Puerto Rico	(457,967)	(3,435)	13,334	—
Bermuda & other	(10,587)	—	—	—

Total	$(538,235)	$(17,530)	$202,367	$127,670

(Benefit) / provision for current taxes:
United Kingdom	$—	$(741)	$(2,597)	$(972)
Republic of Ireland	6,883	75	19,496	21,941
U.S. federal tax	24,839	6,479	28,223	5,866
U.S. state and local taxes	5,453	1,648	11,707	195
Puerto Rico	(1,691)	(37)	300	—

Total	$35,484	$7,424	$57,129	$27,030

Provision / (benefit) for deferred taxes:
United Kingdom	$(443)	$(930)	$(319)	$1,970
Republic of Ireland	(3,819)	7,143	(1,060)	(6,684)
U.S. federal tax	(38,123)	(2,958)	6,442	15,468
U.S. state and local taxes	(3,530)	879	(2,802)	3,596
Puerto Rico	(2,691)	—	—	—

Total	$(48,606)	$4,134	$2,261	$14,350

Total (benefit) / provision for income taxes:	$(13,122)	$11,558	$59,390	$41,380

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

13.	Income Taxes (Continued)

Deferred income tax items arise because of differences in the book and tax treatment of certain assets and liabilities. The items giving rise to deferred tax assets and liabilities are summarized in the following table:

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
Deferred tax assets:
Loss carryforwards	$12,442	$9,078
Accrued expenses	14,980	13,806
Inventory	12,253	—
State income taxes	6,069	—
Deferred interest	9,747	—
Other	3,072	900

Gross deferred tax assets	58,563	23,784

Deferred tax liabilities:
Intangible assets	$(142,327)	$(11,302)

Property, plant and equipment allowances	(3,340)	(4,195)
Other	(178)	—

Gross deferred tax liabilities	$(145,845)	$(15,497)

Valuation allowance	(12,116)	(9,078)

Net deferred tax liabilities	$(99,398)	$(791)

At December 31, 2005, the Company had cumulative gross net operating loss carryforwards (excluding state and local amounts) of $51,219, of which $30,908 relate to losses in the U.K. that have an unlimited carryover, and $20,311 related to losses in Puerto Rico which expire in 2012. For U.S. state and local tax purposes, the Company has a cumulative gross net operating loss carryforward of approximately $68,971, which expire in 2007 through 2012.

Based on all available evidence, both positive and negative, the Company determined that it is more likely than not that the deferred asset related to the U.K. net operating loss carryforward and the deferred asset related to the U.S. state and local net operating loss carryforward, and certain other state and local deferred assets, will not be realized. Accordingly, the Company recorded valuation allowances of $9,085 and $3,031 related to U.K. and U.S. state and local deferred tax assets, respectively.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

14.	Segment Information

The Company’s business consists of one operating segment for internal financial reporting purposes. Following is selected information in relation to continuing operations for the year ended December 31, 2005, the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003:

	Successor	Predecessor
	Year Ended December 31, 2005	Quarter Ended December 31, 2004	Fiscal Year Ended September 30,
			2004	2003
Revenue by country of origin:
United States	$467,811	$118,059	$484,410	$357,662
All other countries	47,442	18,834	5,838	7,502

Total revenue	$515,253	$136,893	$490,248	$365,164

Revenue breakdown:
Net sales:
Doryx	$95,832	$18,843	$69,486	$54,134
Duricef and Moisturel	16,598	5,242	24,432	23,035
Estrace Cream	53,856	16,100	58,125	44,796
Estrace Tablets	9,198	3,551	14,698	22,507
Estrostep	81,299	17,745	61,702	26,494
femhrt	61,154	16,290	70,536	22,577
Femtrace	2,408	—	—	—
Loestrin	—	—	26,256	38,563
Femring	10,711	3,742	8,345	2,294
Ovcon	90,172	22,295	71,518	58,573
Sarafem	41,595	13,011	59,520	59,907
Other products	6,982	2,525	9,526	12,284
Contract manufacturing product sales	24,524	11,369	8,304	—

Total net sales	494,329	130,713	482,448	365,164

Other revenue:
Co-promotion revenue (Dovonex)	20,924	6,180	7,800	—

Total revenue	$515,253	$136,893	$490,248	$365,164

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
Fixed assets:
United States	$6,658	$2,931
Puerto Rico	13,391	6,726
United Kingdom/Rep. of Ireland	17,053	24,165

Total	$37,102	$33,822

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

15.	Leases

The Company leases land, buildings and motor vehicles under operating leases. The Company’s remaining commitments under the non-cancelable portion of all operating leases for the next five years as of December 31, 2005 are approximately:

2006	$2,612
2007	$1,106
2008	$1,115
2009	$339
2010	$81

Lease and rental expenses included in selling, general and administrative expenses totaled $4,721 in the year ended December 31, 2005, $895 in the quarter ended December 31, 2004 and $1,077 and $1,032 in the fiscal years ended September 30, 2004 and 2003, respectively.

16.	Legal Proceedings

The Company is involved in various legal proceedings of a nature considered normal to its business, including product liability and other litigation. The Company records reserves related to legal matters when losses related to such litigation or contingencies are both probable and reasonably estimable. The Company self-insures for liability not covered by product liability insurance based on estimates of potential product liability claims developed in consultation with its insurance consultants and outside legal counsel.

The Company’s most significant legal proceedings are described below.

Sarafem

Lilly initiated legal proceedings in 2002 against Teva Pharmaceuticals (“Teva”) for patent infringement in response to an abbreviated new drug application filed by Teva to market a generic version of Sarafem. After acquiring the U.S. sales and marketing rights to Sarafem from Lilly in January 2003, the Company pursued these claims vigorously. In July 2004, the U.S. District Court for the District of Indiana ruled in the Company’s favor upholding the validity of its Sarafem patent and holding that the patent-in-suit was both valid and infringed by Teva. As a result, injunctive relief is available until the expiration of the patent in May 2008.

On July 13, 2005, the United States Court of Appeals for the Federal Circuit affirmed the July 2004 decision of the U.S. District Court holding that the patent was both valid and infringed by Teva. On July 27, 2005, Teva petitioned the Court of Appeals for a rehearing as to the affirmance of the validity decision. The Court of Appeals subsequently denied Teva’s petition for a rehearing.

Hormone Therapy Product Liability Litigation

Approximately 416 product liability suits have been filed against the Company related to its hormone therapy (“HT”) products, femhrt, Estrace, Estrace Cream and medroxyprogesterone acetate. The cases are in the early stages of litigation and the Company is in the process of analyzing and conducting investigations of the individual complaints.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

16.	Legal Proceedings (Continued)

The lawsuits were likely triggered by the July 2002 announcement by the National Institutes of Health (“NIH”) of the early termination of one of two large-scale randomized controlled clinical trials, which were part of the Women’s Health Initiative (“WHI”), examining the long-term effect of HT on the prevention of heart disease and osteoporosis, and any associated risk for breast cancer in postmenopausal women. In the terminated arm of the trial, which examined combined estrogen and progestogen therapy (the “E&P Arm of the WHI Study”), the safety monitoring board determined that the risks of long-term estrogen and progestogen therapy exceeded the benefits, when compared to a placebo. The estrogen used in this trial was conjugated equine estrogen and the progestin was medroxyprogesterone acetate, the compounds found in Prempro, a Wyeth product used by more than six million women (at the inception of the trial) in the United States each day. According to the article summarizing the principal results from the E&P Arm of the WHI Study in the July 17, 2002 issue of the Journal of the American Medical Association, despite a decrease in the incidence of hip fracture and colorectal cancer, there was an increased risk of invasive breast cancer, coronary heart disease, stroke and blood clots in patients randomized to the estrogen and progestogen therapy. Numerous lawsuits were filed against Wyeth, as well as against other manufacturers of HT products, after the publication of the summary of the principal results of the E&P Arm of the WHI Study.

Approximately 75% of the complaints filed against the Company do not specify the HT drug alleged to have caused the plaintiff’s injuries. These complaints broadly allege that the plaintiff suffered injury as a result of an HT product. The Company has sought the dismissal of lawsuits that, after further investigation, do not involve any of the Company’s products. The Company has successfully reduced the number of HT suits the Company will have to defend. Of the approximately 416 suits that were filed, 87 have been dismissed and 44 involving Estrace have been successfully tendered to Bristol-Myers’s defense counsel pursuant to an indemnification provision in the asset purchase agreement pursuant to which we acquired Estrace. The purchase agreement included an indemnification agreement whereby Bristol-Myers indemnified us for product liability exposure associated with Estrace products that were shipped prior to July 2001. We have forwarded agreed upon dismissal motions in another 170 cases to plaintiffs’ counsel.

The Company maintains product liability insurance coverage for claims in excess of $10 million and up to $30 million. The Company is self-insured for liability in excess of $30 million and up to $40 million, and has insurance coverage for liability from $40 million to $50 million, has coinsurance for amounts from $50 million to $100 million above which the Company is self-insured. The insurance may not apply to damages or defense costs related to any claim arising out of HT products with labeling that does not conform completely with FDA hormone replacement therapy communications to manufacturers of HT products. Labeling changes for Estrace Tablets that conform to such communications are currently pending before the FDA. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated. An estimate of the range of potential loss, if any, to the Company relating to these proceedings is not possible at this time.

FTC Lawsuits Regarding Exercise of Option for a Five-Year Exclusive License to ANDA Referencing Ovcon 35

In March 2004, for $1.0 million, Barr granted the Company an option to acquire a five-year exclusive license under an ANDA owned by a unit of Barr for which our Ovcon 35 oral contraceptive is the reference drug. In May 2004, the Company exercised this option for an additional payment of $19.0 million. At that time, the Company entered into a finished product supply agreement under which Barr agreed to provide the Company with its requirements for finished Ovcon products throughout the term of the license. Barr is the Company’s sole source of supply for this product.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

16.	Legal Proceedings (Continued)

On November 7, 2005, the FTC and 21 States (“State Plaintiffs”) plus the District of Columbia filed suit against the Company and Barr in the United States District Court for the District of Columbia. An additional 13 States subsequently joined the suit. The FTC suit alleges that our agreements with Barr relating to Ovcon 35 (“the Ovcon Agreements”) constitute unfair competition under Section 5 of the FTC Act and seeks an injunction to remove the Ovcon Agreements’ exclusivity provisions and other equitable relief. The suit by the State Plaintiffs alleges that the Agreements violate Section 1 of the Sherman Act, and various state antitrust and consumer protection statutes. State Plaintiffs seek civil penalties, injunctive and equitable relief, and attorneys’ fees.

Seven direct purchaser lawsuits (“Direct Purchaser Plaintiffs”) were filed against the Company and Barr in the United States District Court for the District of Columbia. The Direct Purchaser Plaintiffs allege that the Ovcon Agreements violate Section 1 of the Sherman Act. Six of the lawsuits are class actions in which the Direct Purchaser Plaintiffs seek to certify and represent a class of plaintiffs consisting of all persons in the United States that directly purchased Ovcon 35 from us after the Ovcon Agreements were entered into. The proposed class includes retail pharmacies, distributors, and wholesalers. The seventh suit is brought on behalf of individual direct purchasers. All of the Direct Purchaser Plaintiffs seek treble damages, injunctive relief, and costs including attorneys’ fees.

One third-party-payor class action lawsuit (“Third-Party-Payor Plaintiffs”) was filed against the Company and Barr in the United States District Court for the District of Columbia during the year ended December 31, 2005. The Third-Party-Payor Plaintiffs seek to certify and represent a class of all third-party-payors in the United States who purchased, reimbursed and/or paid for Ovcon 35 after the Ovcon Agreements were entered into. The proposed class includes insurance companies and employee benefit plans. The Third-Party-Payor Plaintiffs allege that the Ovcon Agreements violate Section 1 of the Sherman Act, the antitrust laws of twenty-three states and the District of Columbia, the consumer protection acts of all fifty states and the District of Columbia, and constitute a cause of action for unjust enrichment in unspecified jurisdictions. The Third-Party-Payor Plaintiffs seek an injunction, treble damages, the amounts by which defendants have been unjustly enriched, restitution, disgorgement, a constructive trust, and costs including attorneys’ fees.

On March 6, 2006, a personal use consumer plaintiff filed a class action lawsuit against the Company and Barr, in the United States District Court for the District of Columbia. The consumer plaintiff alleges that the Ovcon Agreements violate sections 1 and 2 of the Sherman Act, the antitrust laws of eighteen states and the unjust enrichment laws of fifty states. The consumer plaintiff seeks to certify three separate classes: 1) all persons who purchased Ovcon 35 for personal use who are seeking injunctive relief, disgorgement, and restitution under the Sherman Act; 2) all persons in the eighteen states referenced above who purchased Ovcon 35 for personal use; and 3) all persons who purchased Ovcon 35 for personal use. The consumer plaintiff seeks treble damages, injunctive relief, restitution, disgorgement, and costs including attorney’s fees.

The Company is contesting these lawsuits vigorously. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated. An estimate of the range of potential loss, if any, to the Company relating to these proceedings is not possible at this time.

17.	Concentration of Credit Risk, Reliance on Significant Suppliers and Reliance on Major Products

The Company distributes its pharmaceutical products through wholesalers and distributors, and directly to certain national retail drug and grocery store chains and selected mass merchants. The Company considers there to be a concentration risk for all customers that represent 10% or more of the Company’s total sales. Gross accounts receivable from McKesson Corporation as of December 31, 2005 and 2004, totaled $17,635 and

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

17.	Concentration of Credit Risk, Reliance on Significant Suppliers and Reliance on Major Products (Continued)

$10,201, respectively. As of December 31, 2005 and 2004, gross accounts receivable from AmerisourceBergen Corporation totaled $10,103 and $6,055, respectively. As of December 31, 2005 and 2004, gross accounts receivable from Cardinal Health, Inc. totaled $7,761 and $6,375, respectively. As of December 31, 2005 and 2004, gross accounts receivable from CVS totaled $4,759 and $9,085, respectively.

The following table shows significant customer sales as a percentage of total revenue from continuing operations:

	Successor	Predecessor
	Year Ended December 31, 2005	Quarter Ended December 31, 2004	Fiscal Year Ended September 30,
			2004	2003
McKesson	28%	22%	31%	32%
AmerisourceBergen	19%	16%	14%	14%
Cardinal	14%	20%	17%	20%
CVS	10%	10%	10%	9%

The following table shows revenue generated from products provided by significant suppliers as a percentage of total revenues from continuing operations. In the event that a supplier suffers an event that causes it to be unable to manufacture the Company’s product requirements for a sustained period, the resulting shortages of inventory could have a material adverse effect on the business of the Company.

	Successor	Predecessor
	Year Ended December 31, 2005	Quarter Ended December 31, 2004	Fiscal Year Ended September 30,
			2004	2003
Barr	21%	12%	14%	7%
Faulding	19%	14%	14%	15%
Bristol-Myers	18%	30%	34%	40%
Lilly	8%	9%	12%	16%

Net sales of the following pharmaceutical products accounted for more than 10% of total revenue from continuing operations in:

	Successor	Predecessor
	Year Ended December 31, 2005	Quarter Ended December 31, 2004	Fiscal Year Ended September 30,	Fiscal Year Ended September 30,
			2004	2003
Doryx	19%	14%	14%	15%
Ovcon	18%	16%	14%	16%
Estrostep	16%	13%	12%	7%
femhrt	12%	12%	14%	6%
Estrace Cream	10%	12%	12%	13%
Sarafem	8%	10%	12%	16%

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

18.	Defined Contribution Plans

The Company makes matching contributions to a 401(k) savings plan in the United States. Similar defined contribution plans are in place in Puerto Rico and the United Kingdom. The U.S. plan provides eligible employees with the option to defer amounts not in excess of 15% of his or her compensation. The Company makes matching contributions to the plan on behalf of all participants who make elective deferrals. The Company contributes and allocates to each participant’s account matching contributions equal to 75% of up to 6% of the participant’s compensation. The Company’s contributions vest at 25% per year up to 100% at the participant’s completion of four years of employment.

The Company’s total contributions to all plans was $2,073 in the year ended December 31, 2005, $261 in the quarter ended December 31, 2004, and $1,413 and $846 in the fiscal years ended September 30, 2004 and 2003, respectively.

19.	Related Parties

The Company’s ultimate parent company, Warner Chilcott Holdings Company, Limited, a Bermuda company, owns 100% of the common equity of the Company’s immediate parent company, which in turn owns 100% of the Company. The ultimate parent therefore controls the Company’s immediate parent company and the Company. The ultimate parent is a company formed and controlled by affiliates of Bain Capital Partners LLC, DLJ Merchant Banking III, Inc., J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P. (collectively the “Sponsors”). The Company pays the Sponsors a fixed management fee of $5,000 per year. The Sponsors were also paid fees aggregating approximately $62,000 in consideration of services and commitments provided to enable the Company to complete the Acquisition.

Affiliates of two of our equity Sponsors provided services to the Company during the year ended December 31, 2005 and in connection with the closing of the Acquisition. Credit Suisse First Boston, an affiliate of DLJ Merchant Banking, acted as arranger, book runner, lender and administrative agent under the Senior Secured Credit Facility, was a joint book-running manager of our offering of senior subordinated notes, provided bridge commitment to support our offering of senior subordinated notes and provided merger and acquisitions advisory services to the Company in connection with the Acquisition. These fees were approximately $65,000. JPMorgan Chase Bank, an affiliate of J.P. Morgan Partners, was a joint book-running manager of our offering of senior subordinated notes and arranged foreign exchange transactions to hedge the Acquisition purchase price.

20.	Guarantor and Non-Guarantor Consolidated Financial Information

The following financial information is presented to segregate the guarantor subsidiaries for the Senior Subordinated Notes due 2015 (the “Notes”) from the non-guarantor subsidiaries. The guarantors jointly and severally, and fully and unconditionally, guarantee the Company’s obligation under the Notes. Simultaneously with the private placement of the Notes, the Company entered into a registration rights agreement pursuant to which it will offer to exchange the Notes for substantially identical notes that will be registered under the Securities Act of 1933.

The following financial information presents the consolidating balance sheets as of December 31, 2005 for the Successor and December 31, 2004 for the Predecessor, the related statements of operations and cash flows for the year ended December 31, 2005 (Successor), quarter ended December 31, 2004 (Predecessor) and the fiscal years ended 2004 and 2003 (Predecessor). For the financial information relating to the Predecessor, the Successor’s Parent and Issuer entities did not exist. The parent company for the Predecessor was Warner Chilcott PLC.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

20.	Guarantor and Non-Guarantor Consolidated Financial Information (Continued)

The information includes elimination entries necessary to consolidate the guarantor and the non-guarantor subsidiaries. Investments in subsidiaries are accounted for using the equity method of accounting. The principle elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

The Successor’s parent guarantor (Warner Chilcott Holdings Company III, Limited) is a holding company with no operations of its own, and its only significant asset is the capital stock of the Company. Consequently, its ability to pay amounts under its guarantee depends on the earnings and cash flows of the Company and its subsidiaries and the ability of these entities to pay dividends or advance funds to the parent guarantor.

Financial information for the Predecessor and Successor entities reported in the financial statements is as follows:

Successor Consolidating Balance Sheets as of December 31, 2005

	Parent	Parent of Issuer	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Total
Assets
Current assets:
Cash and cash equivalents	$46	$0	$206	$7,828	$3,422	$0	$11,502
Accounts receivable, net	12	0	0	28,831	922	0	29,765
Intercompany	21,325	13	0	159,221	53,882	(234,441)	0
Inventories	0	0	0	26,201	5,197	0	31,398
Deferred income taxes	0	0	0	25,036	2,041	0	27,077
Prepaid expenses and other current assets	0	0	20,631	1,292	255	0	22,178

Total current assets	21,383	13	20,837	248,409	65,719	(234,441)	121,920

Property, plant and equipment, net	0	0	0	20,050	17,052	0	37,102
Intangible assets, net	0	0	0	1,191,134	328,713	0	1,519,847
Goodwill	0	0	0	1,260,777	0	0	1,260,777
Other noncurrent assets	4,828	0	37,901	35,840	0	0	78,569
Investments in subsidiaries	960,601	388,956	1,443,526	0	0	(2,793,083)	0

Total assets	$986,812	$388,969	$1,502,264	$2,756,210	$411,484	$(3,027,524)	$3,018,215

Liabilities
Current liabilities:
Accounts payable	$0	$0	$0	$16,715	$914	$0	$17,629
Intercompany	55,466	0	125,532	31,109	29,818	(241,925)	0
Accrued exp’s and other current liabilities	141	0	22,284	71,860	19,769	0	114,054
Current portion of long-term debt	1,640	0	3,550	8,810	0	0	14,000

Total current liabilities	57,247	0	151,366	128,494	50,501	(241,925)	145,683

Other liabilities:
Long-term debt, excluding current portion	161,130	0	948,788	865,582	0	0	1,975,500
Deferred income taxes	0	0	(8,840)	119,697	15,618	0	126,475
Other non-current liabilities	0	0	0	0	2,122	0	2,122

Total liabilities	218,377	0	1,091,314	1,113,773	68,241	(241,925)	2,249,780

Shareholder’s equity	768,435	388,969	410,950	1,642,437	343,243	(2,785,599)	768,435

Total liabilities and shareholder’s equity	$986,812	$388,969	$1,502,264	$2,756,210	$411,484	$(3,027,524)	$3,018,215

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

20.	Guarantor and Non-Guarantor Consolidated Financial Information (Continued)

Successor Consolidating Statements of Operations for the year ended December 31, 2005

	Parent	Parent of Issuer	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Total
Total revenue	$—	$—	$—	$509,477	$43,736	$(37,960)	$515,253
Costs, expenses and other:
Cost of sales	—	—	—	98,362	7,151	(10,289)	95,224
Selling, general and administrative	217	—	2,549	187,161	422	(27,679)	162,670
Research and development	—	—	—	56,923	1,713	—	58,636
Amortization of intangibles	—	—	—	201,584	31,889	—	233,473
Impairment of intangible assets		—		38,876	—	—	38,876
Acquired in-process research and development	—	—	—	280,700	—	—	280,700
Transaction costs	—	—	5,625	29	30,321	—	35,975
Intercompany dividends	—	—	(17,595)	—	—	17,595	—
Interest income	—	—	(38)	(939)	(482)	—	(1,459)
Interest expense	10,360	—	76,062	62,971	—	—	149,393

(Loss) before taxes	(10,577)	—	(66,603)	(416,190)	(27,278)	(17,587)	(538,235)
Income tax (benefit) / provision	—	—	(29,470)	15,915	433	—	(13,122)
Equity (losses) in / earnings of subsidiaries	(514,536)	(19,591)	17,542	—	—	516,585	—

(Loss) / income from continuing operations	(525,113)	(19,591)	(19,591)	(432,105)	(27,711)	498,998	(525,113)

Discontinued operations	—	—	—	—	—	—	—

Net (loss) / income	$(525,113)	$(19,591)	$(19,591)	$(432,105)	$(27,711)	$498,998	$(525,113)

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

20.	Guarantor and Non-Guarantor Consolidated Financial Information (Continued)

Successor Consolidating Statements of Cash Flows for the year ended December 31, 2005

	Parent	Parent of Issuer	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Total
Cash flows from operating activities:
Net (loss) / income	$(525,113)	$(19,591)	$(19,591)	$(432,105)	$(27,711)	$498,998	$(525,113)

Adjustment to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation	—	—	—	1,840	1,257	—	3,097
Equity losses / (earnings) in subsidiaries	514,536	19,591	(17,542)	—	—	(516,585)	0
Amortization of intangibles	—	—	—	201,584	31,889	—	233,473
Impairment of intangibles	—	—	—	38,876	—	—	38,876
Acquired in-process research & development	—	—	—	280,700	—	—	280,700
Amortization of debt finance costs	761	—	4,648	4,955	—	—	10,364
Stock compensation expense	—	—	—	6,447	85	—	6,532

Changes in assets and liabilities:
(Increase) / decrease in accounts receivable, prepaid expenses and other assets	(21,337)	(13)	(10,637)	(130,543)	159,492	—	(3,038)
(Increase) / decrease in inventories	—	—	—	10,543	3,184	—	13,727
Increase / (decrease) in accounts payable, accrued liabilities and other liabilities	55,607	—	147,816	42,913	(257,889)	(8)	(11,561)
(Decrease) / increase in income taxes and other, net	—	—	(18,954)	(57,233)	6,714	—	(69,473)

Net cash provided by / (used in) operating activities	24,454	(13)	85,740	(32,023)	(82,979)	(17,595)	(22,416)

Cash flows from investing activities:
Purchase of intangible assets	—	—	—	(28,800)	—	—	(28,800)
Proceeds from sale of fixed assets	—	—	—	—	48	—	48
Capital expenditures	—	—	—	(8,017)	(322)	—	(8,339)
Investment in subsidiaries	(1,464,440)	(408,547)	(1,425,984)	—	—	3,298,971	—
Purchase of business, net of cash acquired	—	—	—	(2,892,195)	(30,360)	—	(2,922,555)

Net cash (used in)/provided by investing activities	(1,464,440)	(408,547)	(1,425,984)	(2,929,012)	(30,634)	3,298,971	(2,959,646)

Cash flows from financing activities:
Borrowings under bank senior secured credit facility	164,000	—	355,000	881,000	—	—	1,400,000
Proceeds from issuance of senior subordinated notes	—	—	600,000	—	—	—	600,000
Repayments under bank senior secured credit facility	(1,230)	—	(2,662)	(6,608)	—	—	(10,500)
Repayments on predecessor long-term debt	—	—	—	(195,000)	—	—	(195,000)
Other borrowings	—	—	44,309	57,399	—	—	101,708
Borrowings repaid—other	—	—	(44,309)	(57,399)	—	—	(101,708)
Proceeds from share capital issue, net of expenses	1,282,851	408,560	430,540	2,342,836	117,035	(3,298,971)	1,282,851
Payments for debt finance costs	(5,589)	—	(42,428)	(35,607)	—	—	(83,624)
Dividends	—	—	—	(17,595)	—	17,595	—
Other	—	—	—	(163)	—	—	(163)

Net cash provided by/(used in) financing activities	1,440,032	408,560	1,340,450	2,968,863	117,035	(3,281,376)	2,993,564

Net increase in cash and cash equivalents	$46	$—	$206	$7,828	$3,422	$—	$11,502

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

20.	Guarantor and Non-Guarantor Consolidated Financial Information (Continued)

Predecessor Consolidating Balance Sheets as of December 31, 2004 (Restated)

	Parent	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Total
Assets
Current assets:
Cash and cash equivalents	$127,416	$107,779	$—	$(5,630)	$229,565
Accounts receivable, net	(24)	34,339	3,036	—	37,351
Inventories	—	19,973	6,647	—	26,620
Deferred income taxes	900	1,991	—	(2,891)	—
Prepaid expenses and other assets	55	10,555	2,354	—	12,964
Intercompany receivables	387,299	33,865	306,595	(727,759)	—

Total current assets	515,646	208,502	318,632	(736,280)	306,500

Property, plant and equipment, net	247	9,658	23,917	—	33,822
Intangible assets, net	—	892,221	12,587	—	904,808
Goodwill	—	194,113	—	—	194,113
Other non-current assets	—	—	15,000	—	15,000
Investment in subsidiaries	631,294	—	257,281	(888,575)	—

Total assets	$1,147,187	$1,304,494	$627,417	$(1,624,855)	$1,454,243

Liabilities
Current liabilities:
Accounts payable	$—	$18,095	$8,165	$(5,630)	$20,630
Intercompany payables	—	674,656	53,102	(727,758)	—
Accrued expenses and other current liabilities	41,231	51,208	23,247	—	115,686
Current portion of long-term debt	—	101,849	—	—	101,849
Accrued income taxes	1,869	10,980	5,257	—	18,106

Total current liabilities	43,100	856,788	89,771	(733,388)	256,271

Long-term debt, excluding current portion	—	90,350	—	—	90,350
Deferred income taxes	—	—	3,682	(2,891)	791
Other non-current liabilities	—	—	2,744	—	2,744

Total liabilities	43,100	947,138	96,197	(736,279)	350,156

Total shareholder’s equity	1,104,087	357,356	531,220	(888,576)	1,104,087

Total liabilities and shareholder’s equity	$1,147,187	$1,304,494	$627,417	$(1,624,855)	$1,454,243

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

20.	Guarantor and Non-Guarantor Consolidated Financial Information (Continued)

Predecessor Consolidating Statements of Operations for the quarter ended December 31, 2004 (Restated)

	Parent	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Total
Total revenue	$—	$135,783	$7,130	$(6,020)	$136,893
Costs, expenses and other:
Cost of sales	—	30,023	4,506	—	34,529
Selling, general and administrative	3,684	41,356	2,443	(6,020)	41,463
Research and development	—	3,359	1,249	—	4,608
Amortization of intangibles	—	21,636	—	—	21,636
Transaction costs	50,634	—	339	—	50,973
Interest income	(3,750)	(100)	(1,660)	4,860	(650)
Interest expense	—	6,724	—	(4,860)	1,864

(Loss)/income before taxes	(50,568)	32,785	253	—	(17,530)
Income tax provision / (benefit)	(1,887)	10,653	2,792	—	11,558
Equity in (losses) / earnings of subsidiaries	19,593	—	10,798	(30,391)	—

Net (loss)/ income from continuing operations	(29,088)	22,132	8,259	(30,391)	(29,088)

Discounted operations	—	—	—	—	—

Net (loss) / income	$(29,088)	$22,132	$8,259	$(30,391)	$(29,088)

Predecessor Consolidating Statements of Operations for the fiscal year ended September 30, 2004

	Parent	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Total
Total revenue	$—	$487,831	$213,308	$(210,891)	$490,248
Costs, expenses and other:
Cost of sales	29	221,412	42,938	(210,891)	53,488
Selling, general and administrative	9,201	119,105	17,899	—	146,205
Research and development	—	5,389	21,169	—	26,558
Amortization of intangibles	—	17,672	34,702	—	52,374
Interest income	(6,680)	—	4,908	—	(1,772)
Interest expense	—	4,121	6,907	—	11,028

(Loss) / income before taxes	(2,550)	120,132	84,785	—	202,367
Income tax provision	1,298	43,725	14,367	—	59,390
Equity in (losses)/earnings of subsidiaries	155,536	—	61,029	(216,565)	—

Income / (loss) from continuing operations	151,688	76,407	131,447	(216,565)	142,977

Discontinued operations	—	—	35,454	(26,743)	8,711

Net Income / (loss)	$151,688	$76,407	$166,901	$(243,308)	$151,688

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

20.	Guarantor and Non-Guarantor Consolidated Financial Information (Continued)

Predecessor Consolidating Statements of Operations for the fiscal year ended September 30, 2003

	Parent	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Total
Total revenue	$—	$358,730	$263,742	$(257,308)	$365,164
Costs, expenses and other:
Cost of sales	—	255,281	44,069	(257,308)	42,042
Selling, general and administrative	13,992	72,367	38,427	—	124,786
Research and development	—	1,612	23,262	—	24,874
Amortization of intangibles	—	10,569	27,537	—	38,106

Interest income	(9,031)	(472)	6,363	—	(3,140)
Interest expense	—	6,139	4,687	—	10,826

(Loss) / income before taxes	(4,961)	13,234	119,397	—	127,670
Income tax (benefit) / provision	(173)	18,224	23,329	—	41,380
Equity in (losses) / earnings of subsidiaries	100,943	—	(4,990)	(95,953)	—

Income /(loss) from continuing operations	96,155	(4,990)	91,078	(95,953)	86,290

Discontinued operations	—	—	9,865	—	9,865

Net income / (loss)	$96,155	$(4,990)	$100,943	$(95,953)	$96,155

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

20.	Guarantor and Non-Guarantor Consolidated Financial Information (Continued)

Predecessor Consolidating Statements of Cash Flows for the quarter ended December 31, 2004 (Restated)

	Parent	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Total
Cash flows from operating activities:
Net (loss) / income	$(29,088)	$22,132	$8,259	$(30,391)	$(29,088)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	20	589	410	—	1,019
Equity (losses) earnings in subsidiaries	(19,593)	—	(10,798)	30,391	—
Amortization of intangibles	—	21,636	—	—	21,636
Amortization of government grants	—	—	(82)	—	(82)
Amortization of debt finance costs	—	498	—	—	498
Stock compensation expense	—	81	2,574	—	2,655
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable, prepaid expenses and other assets	(2,002)	40,051	(29,674)	—	8,375
Decrease / (increase) in inventories	—	6,312	(1,611)	—	4,701
Increase / (decrease) in accounts payable, accrued liabilities and other liabilities	30,987	(21,073)	41,221	—	51,135
Increase / (decrease) in income taxes and other, net	(5,606)	4,756	(12,309)	—	(13,159)

Net cash (used in) / provided by operating activities	(25,282)	74,982	(2,010)	—	47,690

Cash flows from investing activities:
Purchase of intangible assets	—	(7,200)	—	—	(7,200)
Capital expenditures	—	(479)	(171)	—	(650)

Net cash (used in) investing activities	—	(7,679)	(171)	—	(7,850)

Cash flows from financing activities:
Proceeds from share capital issue, net of expenses	2,452	—	0	—	2,452
Other	—	—	151	—	151

Net cash provided by financing activities	2,452	—	151	—	2,603

Net (decrease) / increase in cash and cash equivalents	$(22,830)	$67,303	$(2,030)	$—	$42,443

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

20.	Guarantor and Non-Guarantor Consolidated Financial Information (Continued)

Predecessor Consolidating Statements of Cash Flows for the fiscal year ended September 30, 2004

	Parent	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Total
Cash flows from operating activities:
Net income / (loss)	$151,688	$76,407	$166,901	$(243,308)	$151,688
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	29	1,023	2,514	—	3,566
Equity (losses) / earnings in subsidiaries	(182,279)	—	(61,029)	243,308	—
Amortization of intangibles	—	17,618	34,933	—	52,551
(Gain) on sale of assets	—	—	(427)	—	(427)
Loss/(Gain) on sale of business	14,937	—	(32,121)	—	(17,184)
Amortization of government grants	—	—	(684)	—	(684)
Amortization of debt finance costs	0	—	334	—	334
Stock compensation expense	1,896	324	—	—	2,220
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable, prepaid expenses and other assets	94,516	(136,663)	22,832	—	(19,315)
(Decrease) / increase in inventories	—	(14,024)	12,376	—	(1,648)
Increase / (decrease) in accounts payable, accrued liabilities and other liabilities	5,607	670,291	(681,143)	—	(5,245)
Increase / (decrease) in income taxes and other, net	5,785	22,410	(19,094)	—	9,101

Net cash provided by / (used in) operating activities	92,179	637,386	(554,608)	—	174,957

Cash flows from investing activities:
Purchase of intangible assets	—	(811,954)	766,086	—	(45,868)
Purchase of business, net of cash acquired	—	—	—	—	—
Proceeds from sale of intangible assets	—	—	45,000	—	45,000
Capital expenditures	(296)	(5,307)	(4,476)	—	(10,079)
Investment in subsidiary	(25,785)	12,000	13,785	—	—
Proceeds from sale of businesses, net of costs	16,821	—	97,615	—	114,436

Net cash (used in) / provided by investing activities	(9,260)	(805,261)	918,010	—	103,489

Cash flows from financing activities:
Loan notes repaid	—	(46,377)	—	—	(46,377)
Other borrowings	—	191,493	(296,016)	—	(104,523)
Proceeds from share capital issue, net of expenses	12,948	—	—	—	12,948
Purchase of treasury stock	(31,720)	—	—	—	(31,720)
Dividends from subsidiary	64,388	—	(64,388)	—	—
Cash dividends paid	(13,084)	—	—	—	(13,084)
Other	—	—	162	—	162

Net cash provided by / (used in) financing activities	32,532	145,116	(360,242)	—	(182,594)

Net increase / (decrease) in cash and cash equivalents	$115,451	$(22,759)	$3,160	$—	$95,852

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

20.	Guarantor and Non-Guarantor Consolidated Financial Information (Continued)

Predecessor Consolidating Statements of Cash Flows for the fiscal year ended September 30, 2003

	Parent	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Total
Cash flows from operating activities:
Net income / (loss)	$96,155	$(4,990)	$100,943	$(95,953)	$96,155
Adjustment to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	—	733	6,111	—	6,844
Equity (losses) / earnings in subsidiaries	(100,943)	—	4,990	95,953	—
Amortization of intangibles	—	10,569	27,806	—	38,375
Loss on sale of assets	—	—	240	—	240
Amortization of government grants	—	—	(1,135)	—	(1,135)
Amortization of debt finance costs	—	—	151	—	151
Stock compensation expense	—	—	(1,301)	—	(1,301)
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable, prepaid expenses and other assets	(225,058)	2,520	214,954	—	(7,584)
Decrease / (increase) in inventories	—	4,074	(9,980)	—	(5,906)
(Decrease) / increase in accounts payable, accrued liabilities and other liabilities	(1,001)	30,094	(4,242)	—	24,851
(Decrease) / increase in income taxes and other, net	(2,207)	(1,735)	18,418	—	14,476

Net cash (used in) / provided by operating activities	(233,054)	41,265	356,955	—	165,166

Cash flows from investing activities:
Purchase of intangible assets	—	—	(664,229)	—	(664,229)
Proceeds from sale of fixed assets	—	—	40	—	40
Capital expenditures	—	(446)	(5,718)	—	(6,164)
Proceeds from businesses, net of costs	—	—	(324)	—	(324)

Net cash (used in) investing activities	—	(446)	(670,231)	—	(670,677)

Cash flows from financing activities:
Loan notes repaid	—	(2,925)	—	—	(2,925)
Other borrowings	—	—	293,669	—	293,669
Proceeds from share capital issue, net of expenses	535	—	—	—	535
Cash dividends paid	(9,241)	—	—	—	(9,241)
Other	—	—	116	—	116

Net cash (used in) / provided by financing activities	(8,706)	(2,925)	293,785	—	282,154

Net (decrease) / increase in cash and cash equivalents	$(241,760)	$37,894	$(19,491)	$—	$(223,357)

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

21.	Valuation and Qualifying Accounts

(In thousands)	Balance at Beginning of Period	Additions, Costs and Expenses	Deductions, Write-offs	Balance at End of Period
Revenue Reserves (a)
Year Ended December 31, 2005	$32,606	$82,085	$77,498	$37,193
Quarter Ended December 31, 2004	28,310	27,231	22,935	32,606
Fiscal Year Ended September 30, 2004	48,554	64,150	84,394	28,310
Fiscal Year Ended September 30, 2003	16,741	79,913	48,100	48,554

Deferred income tax valuation allowances:
Year Ended December 31, 2005	$9,078	$12,116	$9,078	$12,116
Quarter Ended December 31, 2004	9,078	—	—	9,078
Fiscal Year Ended September 30, 2004	4,251	4,827	—	9,078
Fiscal Year Ended September 30, 2003	865	3,386	—	4,251

(a)	See Note 2 for additional description of revenue reserve categories.

22.	Subsequent Events

On January 1, 2006, the Company agreed to acquire Bristol-Myers’ rights to Dovonex for a purchase price of $200,000 plus a 5% royalty on net sales of Dovonex through 2007. The Company funded the payment of the purchase price by borrowing $200,000 in delayed-draw term loans under the Senior Secured Credit Facility. On January 1, 2006, the license and supply agreement with LEO Pharma for Dovonex became effective and the Company’s co-promotion agreement with Bristol-Myers was terminated.

On January 9, 2006 the FDA approved the NDA for Taclonex. Under the Company’s agreements with LEO Pharma, the Company was obligated to pay a final milestone payment of $40,000 within 30 days. To fund this payment, on February 6, 2006, the Company borrowed $40,000 under its delayed-draw term loan facility.

On March 27, 2006, Warner Chilcott Company, Inc. (“WCCI”), an indirect subsidiary of the Company, filed suit against Berlex Inc. (“Berlex”) and Schering AG (“Schering”) in the United States District Court for the District of New Jersey alleging that Berlex and Schering are willfully infringing WCCI’s U.S. Patent No. 5,552,394 in connection with the marketing and sale of Yaz®. The Company is seeking treble damages, costs and a permanent injunction against Berlex and Schering. The Company’s patent covers its Loestrin 24 Fe oral contraceptive which was approved by the FDA on February 17, 2006. The Company cannot provide any assurance as to when the case will be decided or whether the court will find that WCCI’s patent is being infringed by Berlex and Schering.

WARNER CHILCOTT HOLDINGS COMPANY III, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

23.	Quarterly Data (unaudited)

A summary of the quarterly results of operations is as follows:

	Quarter Ended
	March 31	June 30	September 30	December 31
SUCCESSOR:
Year Ended December 31, 2005
Total Revenues	$133,742	$114,030	$129,043	$138,438
Gross Profit *	92,211	99,678	107,419	120,721
Amortization	61,300	59,400	59,400	53,373
Net (Loss)	(361,639)	(42,233)	(65,527)	(55,714	)(a)

	December 31	March 31	June 30	September 30
PREDECESSOR:
Fiscal Year Ended September 30, 2004
Total Revenues	124,789	126,109	113,945	125,405
Gross Profit *	113,381	111,629	102,954	108,796
Amortization	13,185	13,034	12,936	13,219
Net Income	42,700	37,864	37,936	33,188

	December 31	March 31	June 30	September 30
Fiscal Year Ended September 30, 2003
Total Revenues	49,785	72,738	118,989	123,652
Gross Profit *	42,288	62,977	105,993	111,864
Amortization	4,948	7,413	12,696	13,049
Net Income	14,848	19,789	30,883	30,635

*	Gross profit excludes amortization
(a)	Includes $38,876 pretax expense for impairment of intangible assets (see Note 2). Also includes $4,500 pretax out-of-period income related to correcting overstatement of 2005 previously reported amortization expense. The out-of-period amount was $1,500 for each quarter ended period from March 31, 2005 to September 30, 2005. The Company has determined that this correction was not material to the financial statements for the year ended December 31, 2005 or to the financial statements for each of the quarters ended 2005.

Report of Independent Auditors

To the Board of Directors and Shareholders

of Bristol-Myers Squibb Company:

We have audited the accompanying Statements of Net Sales and Certain Costs and Expenses of the DOVONEX product line of Bristol-Myers Squibb Company (the “Company”), for each of the three years in the period ended December 31, 2005. These statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements of Net Sales and Certain Costs and Expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statements of Net Sales and Certain Costs and Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statements of Net Sales and Certain Costs and Expenses. We believe that our audits provide a reasonable basis for our opinion.

The accompanying Statements of Net Sales and Certain Costs and Expenses were prepared for the purpose of complying with the rules and regulations of the SEC, as described in Note 1 and are not intended to be a complete presentation of the DOVONEX product line revenues and expenses.

In our opinion, the Statements of Net Sales and Certain Costs and Expenses referred to above present fairly, in all material respects, the net sales and certain costs and expenses described in Note 1 for the DOVONEX product line of Bristol-Myers Squibb Company for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/    PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Philadelphia, PA

March 31, 2006

DOVONEX PRODUCT LINE OF BRISTOL-MYERS SQUIBB COMPANY

STATEMENTS OF NET SALES AND CERTAIN COSTS AND EXPENSES

($Thousands)

	Year Ended December 31
	2005	2004	2003
Net sales	$131,718	$135,038	$121,036
Cost of products sold	38,757	42,831	37,448

Gross Margin	92,961	92,207	83,588

Expenses:
Direct Expenses	18,153	12,992	1,772

Total Expenses	18,153	12,992	1,772

Excess of revenues over expenses	$74,808	$79,215	$81,816

The accompanying notes are an integral part of these statements

DOVONEX PRODUCT LINE OF BRISTOL-MYERS SQUIBB COMPANY

NOTES TO STATEMENTS

1.	Description of Business and Basis of Presentation

The Dovonex Product Line comprises the rights to market and sell Dovonex Ointment, Dovonex Cream and Dovonex Solution. On September 30, 2005, Warner Chilcott Company, Inc. (Warner) exercised its option to acquire the Dovonex Product Line from Bristol-Myers Squibb Company (BMS) for $200 million, subject to adjustment, effective January 1, 2006. Under this Asset Purchase Agreement (the “Agreement”), Warner is acquiring the Dovonex Product Line from BMS, including intellectual property, inventory, rights to regulatory files and registrations, rights to licensing agreements, promotion materials, and other miscellaneous assets. The book value recorded by BMS of the inventory comprising the Dovonex Product Line was $5.2 million and $5.5 million at December 31, 2005 and 2004, respectively. The other assets acquired by Warner under the Agreement had no book value recorded by BMS at December 31, 2005 and 2004.

The accompanying statements present the revenues and certain costs and expenses of the Dovonex Product Line in the United States and Puerto Rico and have been prepared pursuant to the requirements of the Agreement between BMS and Warner for inclusion in filings with the Securities and Exchange Commission under Rule 3.05 of Regulation S-X. Because BMS did not account for the Dovonex Product Line as a separate entity, these statements were derived by extracting certain operating activities directly attributed to the Dovonex Product Line from consolidated financial statements of BMS that were prepared in accordance with accounting principles generally accepted in the United States. In addition, the information included in the accompanying statements contains allocations of certain selling expenses associated with the Dovonex Product Line as deemed reasonable by BMS management. Although management is unable to estimate the actual costs, expenses and resultant operating results associated with a stand-alone, separate entity, the allocation described elsewhere in these statements is considered reasonable by management. However, the excess of revenue over expenses of the Dovonex Product Line may differ from the results that would have been achieved had the Dovonex Product Line operated as a separate entity.

2.	Corporate Overhead and Accounting

BMS performs certain functions for the Dovonex Product Line including, but not limited to, corporate management, certain legal services, administration of insurance, treasury, information systems, finance, corporate income tax administration, employee compensation and benefit management, facilities and other corporate expenses. The costs of these functions have historically not been allocated to its products, are not directly attributable or specifically identifiable to the Dovonex Product Line, and therefore, are not included in the accompanying statements. Income taxes and interest expense have not been included in the accompanying statements as these expenses are not specifically identifiable to the Dovonex Product Line.

The BMS transaction systems, including payroll, employee benefits, accounts receivable and accounts payable, which are used to record and account for cash transactions are not designed to identify asset and liability receipts and payments on a product specific basis. Given these constraints, and that the only tangible assets of the Dovonex Product Line to be sold to Warner under the Purchase Agreement will be product inventories and that Warner did not assume any liabilities arising prior to the acquisition date, statements of financial position and cash flows for the Dovonex Product Line have not been prepared.

3.	Summary of Significant Accounting Policies

Revenue Recognition

BMS recognizes revenue in accordance with SAB No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition. BMS recognizes revenue for sales of the Dovonex Product Line when substantially all the risks and rewards of ownership have transferred to the customer, which occurs on the date of shipment.

DOVONEX PRODUCT LINE OF BRISTOL-MYERS SQUIBB COMPANY

NOTES TO STATEMENTS—(Continued)

Gross-to-Net Sales Adjustments

BMS has the following significant categories of gross-to-net sales adjustments which impact the Dovonex Product line: prime vendor charge-backs, managed health care rebates and other contract discounts, Medicaid rebates, cash discounts and sales returns, all of which involve significant estimates and judgments and require BMS to use information from external sources. BMS accounts for these gross-to-net sales adjustments in accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), and SFAS 48, Revenue Recognition When Right of Return Exists (SFAS 48), as applicable.

Prime vendor charge-backs

BMS participates in prime vendor programs with government entities, the most significant of which are the U.S. Department of Defense and the U.S. Department of Veterans Affairs, and other parties whereby pricing on products is extended below wholesaler list price to participating entities. These entities purchase products through wholesalers at the lower prime vendor price and the wholesalers charge the difference between their acquisition cost and the lower prime vendor price back to BMS. BMS accounts for prime vendor charge-backs by reducing accounts receivable in an amount equal to BMS estimate of charge-back claims attributable to a sale. BMS determines its estimate of the prime vendor charge-backs primarily based on historical experience regarding prime vendor charge-backs and current contract prices under the prime vendor programs. BMS considers prime vendor payments, levels of inventory in the distribution channel, and the BMS claim processing time lag and adjusts the reduction to accounts receivable periodically throughout each quarter to reflect actual experience. In 2005, 2004, 2003, the provisions for prime vendor programs were $5.2 million, $6.0 million, and $6.2 million, respectively, or 3.4%, 3.8% and 4.3%, respectively, of gross sales.

Managed health care rebates and other contract discounts

BMS offers rebates and discounts to managed health care organizations and to other contract counterparties such as hospitals and group purchasing organizations. BMS accounts for managed health care rebates and other contract discounts by establishing an accrual in an amount equal to BMS’s estimate of managed health care rebates and other contract discounts attributable to a sale. BMS determines its estimate of the managed health care rebates and other contract discounts accrual primarily based on historical experience regarding these rebates and discounts and current contract prices. BMS considers the sales performance of products subject to managed health care rebates and other contract discounts and levels of inventory in the distribution channel and adjusts the accrual periodically throughout each quarter to reflect actual experience. In 2005, 2004 and 2003, the provisions for contract discounts were $0.1 million, $0.8 million, and $1.7 million, or less than 1% for 2005 and 2004 and 1.1% for 2002, of gross sales.

Medicaid rebates

BMS participates in state government-managed Medicaid programs as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these latter programs are included in the BMS Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. BMS accounts for Medicaid rebates by establishing an accrual in an amount equal to BMS’s estimate of Medicaid rebate claims attributable to a sale. BMS determines its estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, as well as any expansion on a prospective basis of its participation in the non-mandatory aspects of the qualifying federal and state government programs, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programs, and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates. BMS considers outstanding Medicaid claims, Medicaid payments, and levels of inventory

DOVONEX PRODUCT LINE OF BRISTOL-MYERS SQUIBB COMPANY

NOTES TO STATEMENTS—(Continued)

in the distribution channel and adjusts the accrual periodically throughout each quarter to reflect actual experience. In 2005, 2004, and 2003, the provisions for Medicaid payments were $7.7 million, $8.3 million, and $7.4 million, respectively, or 5.1%, 5.3% and 5.2%, respectively, of gross sales.

Cash Discounts

BMS offers cash discounts, generally approximately 2% of the sales price, as an incentive for prompt payment. BMS accounts for cash discounts by reducing accounts receivable by the full amount of the discounts. BMS considers payment performance and adjusts the accrual to reflect actual experience. In 2005, 2004 and 2003, provision for cash discounts were $3.0 million, $3.1 million, and $2.9 million, respectively, or 2% each year of gross sales.

Sales Returns

BMS accounts for sales returns in accordance with SFAS 48 by establishing an accrual in an amount equal to the BMS estimate of sales recorded for which the related products are expected to be returned. In 2005, 2004 and 2003, the provisions for sales returns were $4.2 million, $3.0 million, and $3.9 million, respectively, or 2.7%, 1.9%, and 2.7%, respectively, of gross sales.

BMS determines its estimate of the sales return accrual primarily based on historical experience regarding sales returns but also considers other factors that could impact sales returns. These factors include levels of inventory in the distribution channel, estimated shelf life, product recalls, product discontinuances, price changes of competitive products, introductions of generic products and introductions of competitive new products. BMS considers all of these factors and adjusts the accrual periodically throughout each quarter to reflect actual experience.

BMS considers the level of inventory in the distribution channel and determines whether it believes an adjustment to the sales return accrual is appropriate. For example, if levels of inventory in the distribution channel increase, BMS analyzes the reasons for the increase and if the reasons indicate that sales returns will be larger than expected, BMS adjusts the sales return accrual, taking into account historical experience, BMS returned goods policy and the shelf life of the Dovonex Product Line which ranges, on average, from approximately 24 to 36 months. In situations where BMS is aware of products in the distribution channel nearing their expiration date, BMS analyzes the situation and if the analysis indicates that sales returns will be larger than expected, BMS adjusts the sales return accrual, taking into account historical experience, BMS returned goods policy, and levels of inventory in the distribution channel.

Cost of Products Sold

The cost of products sold includes the cost of acquisition of finished goods from Leo Pharmaceutical Products Ltd (Leo) and shipping and handling costs. BMS does not charge customers for shipping and handling costs.

BMS pays royalties to Leo in an amount equal to approximately 10% of the Dovonex Product Line’s net sales. Royalties paid to Leo for the periods presented are reflected in these financial statements. In 2005, 2004 and 2003, royalties paid to Leo were $13.1 million, $13.9 million, and $12.7 million, respectively.

Direct Expenses

Direct expenses primarily consist of co-promotion costs paid to Warner based on the Co-Promotion Agreement entered into on May 1, 2003. These costs were $18.1 million, $12.8 million, and $1.8 million for the years ending December 31, 2005, 2004 and 2003. The terms under which BMS paid co-promotion costs to

DOVONEX PRODUCT LINE OF BRISTOL-MYERS SQUIBB COMPANY

NOTES TO STATEMENTS—(Continued)

Warner changed from 2003 to 2004. In 2003, payments were based on a percentage of net sales in excess of a threshold. In 2005 and 2004, payments were based on a percentage of net sales in excess of a threshold, plus a flat percentage of total net sales.

Use of Estimates

The preparation of statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of revenues and certain costs and expenses and accompanying disclosures. Some of the more significant estimates include product returns and rebate costs. Actual results could differ from these estimates. Also, as discussed in Note 1, these statements are not necessarily indicative of the costs and expenses that would have resulted if the Dovonex Product Line had been operated as a separate entity.

Concentration of Credit Risk

Sales of the Dovonex Product Line are primarily made to three U.S. pharmaceutical wholesalers. These three wholesalers accounted for approximately 37%, 37%, and 14%, respectively, of the Dovonex Product Line’s total net sales in 2005. In 2004, sales to these wholesalers accounted for approximately 37%, 34%, and 16%, respectively, of the Dovonex Product Line’s total net sales. In 2003, the same three wholesalers each accounted for approximately 36%, 31%, and 19%, respectively, of the Dovonex Product Line’s total net sales.